UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6‑K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F  ☑           Form 40‑F  

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           No ☑

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia Tbk

(Registrant)

By: /s/ Harry M. Zen
Date April 5, 2018	(Signature)

Harry M. Zen
Director of Finance

ANNUAL REPORT 2017

PT TELKOM INDONESIA (PERSERO) TBK

ACCELERATING INDONESIAN DIGITAL ECONOMY

DISCLAIMER

This Annual Report, hereinafter called “Report”, presents PT Telkom Indonesia (Persero) Tbk performance for the period of January 1 to December 31, 2017. ”Telkom”, “The Company” or “We” refer to PT Telkom Indonesia (Persero) Tbk as a parent company, while “Telkom Group” refers to the Telkom family comprising of parent company, subsidiary entities, as well as domestic and international tier 2 subsidiaries. The word “Government” in this Report means the Government of the Republic of Indonesia, while “the United States of America” denotes the Government of the United States of America.

In making this Report, we refer to the Circular Letter of Financial Services Authority No. 30/SEOJK.04/2016 on Annual Report Format and Content for Issuers and Public Companies and several other regulations. Some parts of this Report could also be found on Report Form 20-F in accordance with the Securities and Exchange Commission (“SEC”) of the United States of America. However, this Report is not attached to Report Form 20-F.

When we prepared this Report, we selected and presented important information and data for the investors, the government and other parties. The materials of this Report came from various reliable documents and sources. Financial data is presented in Rupiah (Rp) and US Dollar (US$).

This report also contains our forward-looking statement such as our targets, expectations, estimations, or projections in the future. Even after careful consideration, we realize that this information is subject to risks and uncertainties. Hence, in line with the implementation of good corporate governance, we could not guarantee that the said forward-looking statement will be entirely fulfilled.

In addition to the Annual Report, we have also prepared a Sustainability Report of 2017. We suggest to all parties to take a look to our Sustainability Report since the information and data presented will complement this Report. Our Annual Report and Sustainability Report are available for download at http://www.telkom.co.id

Furthermore, we invite all readers to submit questions and suggestions to this Report to:

Investor Relation Unit	Tel.	: +62-21-5215 109
Andi Setiawan	Fax.	: +62-21-5220 500
PT Telkom Indonesia (Persero) Tbk	E-mail	: investor@telkom.co.id
Telkom Landmark Tower, 39th Floor	Facebook	: TelkomIndonesia
Jl. Jend. Gatot Subroto Kav.52	Instagram	: telkomindonesia
Jakarta 12710, Indonesia	Twitter	: @telkomindonesia

REPORT THEME

ACCELERATING THE INDONESIAN DIGITAL ECONOMY

Aligning to our transformation toward digital telecommunication company, we are taking an important role in accelerating Indonesian digital economy. Our advanced and integrated infrastructures open up a variety of economic opportunities. We are also catalyzing Indonesian digital economy by providing various digital technologies and platforms as well as by becoming a medium for digital startups to develop their innovations.

This is Telkom, for Indonesia.

THEMES CONTINUITY

2017

Accelerating The Indonesian Digital Economy

Aligning to our transformation toward digital telecommunication company, we are taking an important role in accelerating Indonesian digital economy. Our advanced and integrated infrastructures open up a variety of economic opportunities. We are also catalyzing Indonesian digital economy by providing various digital technologies and platforms as well as by becoming a medium for digital startups to develop their innovations.

This is Telkom, for Indonesia.

2016

Building Indonesian Digital Economy

With integrated infrastructures, Telkom is ready to support the embodiment of Indonesia’s vision as the largest digital economy country in Southeast Asia in 2020 and also to accelerate Indonesian economy growth in digital era. Telkom will continue to move ahead with the community to realize innovations and develop social welfare, today and in the future.

2015

Building Indonesian Digital Society

In order to realize a digital society, Telkom provides high quality connectivity through infrastructure development and developing content and applications that are useful in people’s daily lives so as to provide the best digitization experience for customers.

2014

Sustainable Competitive Growth through Digital Business

Investing in digital business is a necessity for Telkom to improve competitiveness while maintaining sustainable competitive growth in the future.

2013

Creating Global Talents and Opportunities

International expansion has become a necessity for us to be able to maintain a high and sustainable growth rate. This strategic initiative has led us to achieve double-digit growth and solidify us as a provider Company for TIMES service, which is dominant in Indonesia and is acclaimed in the region.

BRIEF PROFILE OF TELKOM AND ITS SUBSUDUARIES

BRIEF PROFILE OF TELKOM

Company’s Name	PT Telkom Indonesia (Persero) Tbk
Commercial Name	Telkom
Business Fields, Type of Products and Services	Telecommunication and information Media and edutainment Telecommunication infrastructure
Corporate Status	Public Company, State-Owned Enterprise
Ownership	52.09% The Government of the Republic of Indonesia 47.91% Public
Legality	NPWP 01.000.013.1‑093.000
TDP 101116407740
SIUP 510/3‑0689/2013/7985‑BPPT
Date of Establishment	Novermber 19, 1991
Legal Basis of Establishment and Transformations

Legal basis of establishment

Pursuant to the Government Regulation No.30 of 1965 on Establishment of State Telecommunication Corporation.

Legal basis of transformation

Pursuant to the Government Regulation No.25 of 1991, the Company’s status is transformed into state-owned limited liability company (“company”) based on Notarial Deed of Imas Fatimah, S.H., No.128, dated September 24, 1991 approved by the Minister of Justice of the Republic of Indonesia through Decree No.C2‑6870.HT.01.01.Year.1991 dated November 19, 1991 and announced in State Gazette of the Republic of Indonesia No.5 of January 17, 1992 Supplement to the State Gazette No.210.

Address and Contact of Corporate Office

Graha Merah Putih

Jl. Japati No. 1 Bandung

Jawa Barat, Indonesia - 40133

Phone  : +62‑22‑4521404

Fax    : +62‑22‑7206757

Call center : 147

Website     : www.telkom.co.id

E-mail         : corporate_comm@telkom.co.id

investor@telkom.co.id

Social Media	Facebook : TelkomIndonesia Instagram : Telkomindonesia Twitter : @Telkomindonesia
Stock Listing	The Company lists our stock at Indonesia Stock Exchange (IDX) and New York Stock Exchange (NYSE) on November 14, 1995
Stock Symbol	Indonesia Stock Exchange: TLKM New York Stock Exchange: TLK
Stock Type	A series Dwiwarna shares and B series shares
Basic Capital	1 A series Dwiwarna share 399,999,999,999 B series share
Issued and Fully Paid Capital	1 A series Dwiwarna share 100,799,996,399 B series share
Rating	idAAA (Pefindo) for the year 2014, 2015, 2016, 2017 and 2018
Services Centers

7     Telkom Regional Offices (“Telkom Regional”)

60   Telecommunication Zones

535 Plasa Telkom Outlets

4 GraPARI Telkom Group in Bandung, Surabaya, Tangerang and Medan

10    International GraPARI in Saudi Arabia, Singapore, Hong Kong, Macau,  Taiwan and Malaysia

432 GraPARI in Indonesia, including those managed by third parties

761 GraPARI Mobile Units

1,142 IndiHome Mobile Units

Subsidiary Entities and Associations	11 Direct operating subsidiaries 1 Direct inactive subsidiary 22 Indirect subsidiaries

BRIEF PROFILE OF TELKOM’S SUBSIDIARIES

This part will discuss the brief profiles of direct operating subsidiary entities.

Name	Company’s Profile	Products and Services
PT Telekomunikasi Selular (Telkomsel)	Cellular operators with more than 196.3 million customers, 160.7 thousand BTS with the widest coverage in Indonesia.

■   Kartu Halo (postpaid)

■   simPATI (prepaid) for the middle class segment

■   Kartu As (prepaid) with affordable prices

■   LOOP (prepaid) for the young adult segment

■   Mobile Financial Service (TCASH)

■   Digital Advertising

■   Enterprise Digital Services

PT Telkom Akses (Telkom Akses)	Construction and management service for fixed-broadband access network infrastructures.	■ Constructions service fixed-broadband access network ■ Operations and maintenance services of fixed-broadband access network (Managed Services)
PT Patra Telekomunikasi Indonesia (Patrakom)	Broadband satellite business for the maritime business, natural resources/ agricultures, banking and oil & gas segment.

• Vessel Tracking Management System (VTMS)

• Vessel Management System (VMS)

• Mobile Satellite Service (MSS)

• Stabilized Antenna Satellite Services

• Radio-IP

• VSAT-SCPC

• VSAT-IP

• Prepaid Vessel Broadband (coconet)

PT Multimedia Nusantara (Telkom Metra)

Investment and holding company, expanding to various basic services, company digital services and ICT industry which is adjacent to business portfolio service through acquisitions and erecting a strong business ecosystem.

Satellite, Bill Payment Switching, System Integration, Manage Service (cloud), BPO-Resource Management, Customer Relationship Management, e-Commerce, Data Center, Digital Directory, Digital Printing, e-Payment Platform, Online Payment Solution, e-Health, Digital Music, Premise Integration Service, System Integration Maritime, e-Tourism Platform, Integrated Digital Media, Agency, Service Desk Management, Data Analytic, Bill Payment Aggregator, Direct Carrier Billing, Digital Advertising Platform, Manage Network Service, Corporate Venture Capital, Health Service, Internet Data Center, Consumer Broadband, MediaHub, IoT, Medical Device, BPO-ESS, e-Logistic, TaaS.

PT Graha Sarana Duta (Tekom Property)	Property service provider offering mainly smart and environmentally-friendly properties concept.	Property management, property development, property lease and property facilities.
PT Dayamitra Telekomunikasi (Mitratel)

National scale telecommunication tower infrastructure services provider (tower provider), high quality with competitive price and number of towers (end of year 2017) reaching up to 11,061 units and 13,083 tenants.

Mitratel also manage tenant tower operator owned by the reseller business scheme as much as 6,285 tenants, bringing the total tenant Mitratel including tenants of the reseller business into 19,368 tenant.

1 Build to Suit (B2S) 2 Reseller & Collocation 3 Microcell 4 Solution Services (Tower Related Service)
PT Infrastruktur Telekomunikasi Indonesia (Telkom Infra)

Telecommunication management service (managed service) and domestic and international infrastructure solutions provider with business and capabilities strengthening on submarine cable portfolio through the operation and maintenance of Submarine Cable Communications System (SKKL).

■ Energy Solution ■ Infrastructure Managed Service ■ Submarine Cableship ■ Construction Solution
PT Telekomunikasi Indonesia International (Telin)

Global operator offering solutions and being the enablers for digital businesses supported by international service infrastructures focusing on connectivity and cloud, reaching up to more than 27 countries and owning global offices in 11 countries to realize Telkom as global digital hub.

■   Voice Wholesale

■   Data Connectivity

■   Mobile Network Operator and Mobile Virtual Network Operator

■   Business Process Outsourcing

■   Data Center

■   Satellite Service

■   Solution Service (Internet Security, IPX, Go Presence)

PT PINS Indonesia (PINS)	Mobility Services, CPE Services and IoT Services/M2M Solution.

■   Premise Equipment & Integration Services comprising of CPE Trading, Mobile Device Trading, CPE Mobile Service,  Enterprise Premise Integration, ICT Security and M2M Solution

■   Internet of Things (IoT) Solutions

PT Jalin Pembayaran Nusantara (Jalin)	ATM, EDC and electronic money management services to support national payment gateway.	System and/or network management of card payment instruments (APMK) including switching, routing and settlement service.
PT Metranet (Metranet)

Mobile and online media business by adding online visits, enriching services and optimizing monetization process. On November 2016, Metranet became a holding company since the acquisition of 52% share of PT Melon Indonesia (Melon) to strengthen digital content business.

■ U-Ad provides platform digital advertising ■ U-Point, virtual payment instrument

TELKOM’S DIGITAL TRANSFORMATION

To be one of the top telecommunication companies in Asia Pacific with the largest market capitalization, we have digitalized our business by adapting the connectivity-based business into end-to-end digital service experience business for the purpose of making transformation into Digital Telco. The spirit of transformation into Digital Telco came from 3 paradigms, namely Digital (building and strengthening digital business), Lean (more agile, faster and more productive), Customer Experience (always oriented towards providing the best customer experience).

TO ACHIEVE THE GOAL, WE NEED TO DRIVE TRANSFORMATION ACROSS THREE MAIN PARTS

Building A Digital Business

▪	Add value to the core business through compelling digital offers
▪	Provide a mediation platform by opening up assets to digital players
▪	Capture part of the digital value chain through partnership/ investments

Transforming into Digitized Enterprise

▪	Digitized Operations
▪	Transform back-end functions
▪	Digital touch point

Adopting Digital Culture

▪	Agile in value experimentation and speed
▪	Foster collaboration practices
▪	Data driven fast decision

PRODUCTS AND CUSTOMERS

PROVIDING VARIOUS INTEGRATED SERVICES FOR EVERY TELKOM’S CUSTOMERS SEGMENT

196.3	Million Cellular Customers
4.7	Million Postpaid Customers
191.6	Million Prepaid Customers
111.1	Million Broadband Customers
5.3	Million Fixed-Broadband Customers (include 2.9 Billion Indihome Customers)
105.8	Million Mobile Broadband Customers
11	Million Fixed Wireline (POTS) Customers
1,453	Corporate Customers
300,416	Small, Medium an Micro-Scaled Business Customers
944	Government Institution Customers
12	Other Licensed Operator (OLO) Customers
21	Transponder & Closed User Group (CUG) Customers
198	Internet Service Provider (ISP), Value Added Service, Network Access Provider (NAP) Customers
206	Global Partners / Customers

MOBILE	Focusing on cellular customers by providing mobile voice, SMS, value added-service and mobile broadband.
CONSUMER	Focusing on retail customers (residential) customers by providing immobile telephone service, pay TV, internet data and other telecommunication services.
ENTERPRISE	Focusing on corporate, small, medium, and micro-scaled business and government institutions customers by providing end to end ICT solution.
WHOLESALE AND INTERNATIONAL BUSINESS	Focusing on other licensed operator and international providers by providing interconnection service, circuit, satellite, tower & infrastructure leasing and international business.
OTHERS	Serving various customers by providing digital and property services.

INFRASTRUCTURES

WE CONTINUE TO SUPPORT THE NATIONAL DEVELOPMENT AND DIGITALIZATION BY PROVIDING EQUITABLE INFRASTRUCTURES AND CONNECTIVITY IN THE OUTERMOST, FRONTIER AND LEAST DEVELOPED REGIONS

We continually invest in infrastructures in the Indonesia Digital Network program including access networks (id-Access), backbone networks (id-Ring) to data centers and digital platforms (id-Con). Our fiber optic networks spread from Aceh to Papua, becoming foundation of digital business growth. Global and national submarine cable network comprising of SEA-ME-WE 5, SEA-US, BSCS, DMCS, AAG, SJC, IGG, SMPCS and ASBL connecting Europe, Asia and America.

Telkom-3S
(118^{0}BT)

Telkom-2
(157^{0}BT)

JUS
UNITY
C2C
FASTER
APCN-2
TNG-IA
AAG
SEA-US
SJC
EIG
IMEWE
BBG
SEA-ME-WE 5
SEA-ME-WE 4
IGG

id-Access

Indonesia Digital Access

Mobile Network

160,705 BTS
50,324 BTS 2G
110,381 BTS 3G/4G

29,061 Tower

Fiber Optic Access Network

18.6 million FTTH home passed

7.2 Million optical distribution port (ODP)

wifi.id

352,642 AP

id-Ring

Indonesia Digital Ring

Fiber Optic Backbone Network

Total : 155,524 km
Domestic : 90,854 km
International : 64,670 km

Point of Presence (PoP)

Domestic : 42 PoP
International : 57 PoP

Satellite

Telkom-2 : 24 TPE
Telkom-3S : 49 TPE

id-Con

Indonesia Digital Convergence

Data Center

102,200 m^2 data center gross facility

Digital Platform

Big Data & Analytics
API Factory

OPERATIONS AND SERVICES AREA

WE ARE PRESENT IN VARIOUS PARTS OF THE WORLD TO PROVIDE TOTAL SOLUTION SERVICES FOR OUR CUSTOMERS

•	11 Footprints all over the world
•	7 Regional Divisions
•	60 Telecommunication Zones
•	535 Plasa Telkom Outlets
•	4 GraPARI Telkom Group
•	442 GraPARI in Indonesia and Overseas
•	761 Mobile GraPARI Units
•	1,142 Mobile IndiHome Units

International Offices
1.	Singapore
2.	Hong Kong
3.	Timor-Leste
4.	Australia
5.	Malaysia
6.	Macau
7.	Taiwan
8.	USA
9.	Myanmar
10.	Saudi Arabia
11.	New Zealand

Head and Regional Offices
A.	Corporate Office
B.	Regional Division I Sumatera
C.	Regional Division II Jakarta
D.	Regional Division III West Java
E.	Regional Division IV Central Java and Special Region of Yogyakarta
F.	Regional Division V East Java, Bali and Nusa Tenggara
G.	Regional Division VI Kalimantan
H.	Regional Division VII Eastern Indonesia Area

READING THE REPORT CONTENT

For ease of stakeholders, Telkom has divided this report into two main parts.

First Part, from the front page of the Report to the “Management Report” and “Statement Letter”, are dedicated to readers who want to understand Telkom briefly.

Investors and other stakeholders who want to understand more detail about Telkom may continue to read this Report from First Part to Second Part, namely the “About Telkom” section and so forth until the end of this Report.

THEME
Disclaimer	1
Report Theme
Themes Continuity
TELKOM HIGHLIGHTS	4
Brief Profile of Telkom and The Subsidiary Entities
Telkom’s Digital Transformation
Products and Customers
Infrastructures
Operations and Services Area

HIGHLIGHTS	15
Financial Data Overview
Stock Highlight
Bonds, Sukuk or Convertible Bond Information
MANAGEMENT REPORT	22
Report of the Board of Commissioners
Report of the President Director
Statement Letter of Responsibility for 2017 Annual Report
ABOUT TELKOM INDONESIA	40
Company’s Identity of Telkom Indonesia
Vision and Mission
A Brief History of Telkom
Business Activities
Awards and Certifications
Telkom Organizational Structure
Profile of Board of Commissioners
Profile of Directors
Telkom Indonesia Employees
Shareholders Composition
Subsidiaries, Associated Companies, and Joint Ventures with Telkom
Chronology of Registration of Stocks
Chronology of Listing of Bonds and Other Securities
Name and Address of Institutions and/or Supporting Capital Market Professionals
ANALYSIS AND DISCUSSION	92
Performance Highlight
Operational Overview by Segment
Marketing Overview
Comprehensive Financial Performance
Solvency
Receivables Collectability
Capital Structure
Capital Expenditure
Material Commitment for Capital Expenditure
Material Information and Fact After Accountant Reporting Date
Macroeconomy
Indonesia Telecommunication Industry
Business Prospects and Sustainability of the Company
Comparison Between Targets and Realizations
Targets or Projections for the Next Year
Dividend
Realization of Public Offering Fund
Material Transaction Information Containing Conflict of Interest, Transaction with Affiliated Parties, Investment, Divestment and Acquisition
Changes in Regulation
Changes in Accounting Policy
CORPORATE GOVERNANCE	162
Implementation and Strengthening GCG Road Map 2013-2018
Corporate Governance Principle and Platform
Corporate Governance Assessment
Corporate Governance Structure
General Meeting of Shareholders (GMS)
Board of Commissioners
Audit Committee
Committee for Nomination and Remuneration
Committee for the Planning and Risk Evaluation and Monitoring
Board of Directors
Corporate Secretary
Information Access and Company’s Data to Public
Internal Audit Unit
Internal Control System
Risk Management System
Whistleblowing System
Implementation of Share Ownership Policy of Board of Directors and Board of Commissioners
Significant Legal Disputes
Information Regarding Administrative Sanctions
Corporate Culture
Corporate Code of Conduct
Telkom Employee Stock Ownership Program
CORPORATE SOCIAL RESPONSIBILITY (CSR)	267
Corporate Social Responsibility Strategy
Corporate Social Responsibilities towards Customers: Prioritizing Customer Satisfaction
Corporate Social Responsibilities towards Employees: Building Human Capital
Corporate Social Responsibilities towards Socioeconomic Society
Corporate Social Responsibilities towards Environment: Environment Conservation and Preservation
PARTNERSHIP AND COMMUNITY DEVELOPMENT PROGRAM (PKBL)	282
PKBL Summary
PKBL Report
APPENDICES	292
Glossary
List of Abbreviations
CONSOLIDATED FINANCIAL STATEMENTS	304
Audited Consolidates Financial Statements 2017
Audited PKBL Financial Statements 2017
Feedback Form of PT Telkom Indonesia (Persero) Tbk 2017 Annual Report

HIGHLIGHTS 16 Financial Data Overview 18 Stock Highlight 21 Bonds, Sukuk or Convertible Bonds Information

FINANCIAL DATA OVERVIEW

Consolidated Statements of Comprehensive Income	Years ended on December 31,
(in billion of Rupiah, except for net income per share and per ADS)	2017	2016	2015	2014	2013
Total Revenues	128,256	116,333	102,470	89,696	82,967
Total Expenses	85,362	77,888	71,552	61,564	57,700
EBITDA	64,609	59,498	51,415	45,673	41,776
Operating profit	43,933	39,195	32,418	29,206	27,846
Profit for the year	32,701	29,172	23,317	21,274	20,290
Profit for the year attributable to:
Owners of the parent company	22,145	19,352	15,489	14,471	14,205
Non-controlling interest	10,556	9,820	7,828	6,803	6,085
Total comprehensive profit for the year	30,369	27,073	23,948	22,041	20,402
Total comprehensive profit for the year attributable to:
Owners of the parent company	19,952	17,331	16,130	15,296	14,317
Non-controlling interest	10,417	9,742	7,818	6,745	6,085
Net income per share	223.55	196.19	157.77	148.13	147.42
Net income per ADS (1 ADS : 100 common stock)	22,355	19,619	15,777	14,813	14,742

Consolidated Statement of Financial Position	Years ended on December 31,
(in billion of Rupiah)	2017	2016	2015	2014	2013
Assets	198,484	179,611	166,173	141,822	128,555
Liabilities	86,354	74,067	72,745	55,830	51,834
Equity attributable to owner of the parent company	92,713	84,384	75,136	67,721	59,823
Net working capital (current asset - current liabilities)	2,185	7,939	12,499	1,976	4,638
Investment in associate entities	2,148	1,847	1,807	1,767	304

Capital Expenditure	Years ended on December 31,
(in billion of Rupiah)	2017	2016	2015	2014	2013
Telkom	11,572	10,309	9,641	8,099	5,313
Telkomsel	15,080	12,564	11,321	13,002	15,662
Others Subsidiaries	6,504	6,326	5,439	3,560	3,923
Total	33,156	29,199	26,401	24,661	24,898

	Years ended on December 31,
Consolidated Financial and Operation Ratios	2017	2016	2015	2014	2013
Return on Asset (ROA (%)(1)	11.2	10.8	9.3	10.2	11.0
Return on Equity (ROE) (%)(2)	23.9	22.9	20.6	21.4	23.7
Operating Profit Margin (%)(3)	34.3	33.7	31.6	32.6	33.6
Current Ratio (%)(4)	104.8	120.0	135.3	106.1	116.0
Total Liabilities to Equity (%)(5)	93.1	87.8	96.8	82.4	86.6
Total Liabilities to Total Assets (%)(6)	43.5	41.2	43.8	39.4	40.3
Debt to Equity Ratio(%)(7)	31.6	30.1	37.0	27.3	26.4
Debt to EBITDA Ratio(%)(8)	54.9	53.4	67.3	51.3	48.5
EBITDA to Interest Expense (x)(9)	23.3	21.2	20.7	25.2	27.8

NOTE :

(1)	ROA is calculated as profit for the year attributable to owner of the parent Company divided by total assets at year end December 31.
(2)	ROE is calculated as profit for the year attributable to owner of the parent Company divided by total equity attributable to owner of the parent Company at year end December 31.
(3)	Operating profit margin is calculated as operating profit divided by revenues.
(4)	Current ratio is calculated as current assets divided by current liabilities at year end December 31.
(5)	Liabilities to Equity Ratio is calculated as total liabilities divided by total equity attributable to owners of the parent Company at year end December 31.
(6)	Liablities to total assets ratio is calculated as total liabilities divided by total assets at year end December 31.
(7)	Debt to equity ratio is calculated as net debt divided by equity.
(8)	Debt to EBITDA ratio is calculated as net debt divided by EBITDA.
(9)	EBITDA to interest ratio is calculated as EBITDA divided by cost of fund.

STOCK HIGHLIGHT

TELKOM’S STOCK INFORMATION IN IDX

Here we present a report of the highest, lowest and closing share prices, trading volumes, number of shares outstanding and market capitalization of the common stock recorded at the Indonesia Stock Exchange (“IDX”) for the periods indicated:

		Price per Share of Common Stock				Outstanding	Market
Calendar Year		Highest	Lowest	Closing	Volume	Shares Excluded	Capitalization
		(in Rupiah)			(shares)	Treasury Stock	(Rp billion)
2013		2,580	1,760	2,150	27,839,305,000	97,100,853,600	216,720
2014		3,010	2,060	2,865	24,035,761,600	98,175,853,600	288,792
2015		3,170	2,485	3,105	18,742,850,400	98,198,216,600	312,984
2016		4,570	3,045	3,980	23,017,915,300	99,062,216,600	401,184
	First Quarter	3,510	3,045	3,325	5,852,647,000	98,198,216,600	335,160
	Second Quarter	4,010	3,305	3,980	5,808,895,400	99,062,216,600	401,184
	Third Quarter	4,570	3,950	4,310	5,821,745,500	99,062,216,600	434,448
	Fourth Quarter	4,400	3,640	3,980	5,534,627,400	99,062,216,600	401,184
2017		4,840	3,780	4,440	21,225,443,500	99,062,216,600	447,552
	First Quarter	4,190	3,780	4,130	4,560,626,200	99,062,216,600	416,304
	Second Quarter	4,670	4,010	4,520	4,954,694,500	99,062,216,600	455,616
	Third Quarter	4,840	4,500	4,680	4,320,051,800	99,062,216,600	471,744
	Fourth Quarter	4,710	3,910	4,440	7,390,071,000	99,062,216,600	447,552
	September	4,750	4,610	4,680	1,389,011,400	99,062,216,600	471,744
	October	4,710	4,010	4,030	3,756,859,100	99,062,216,600	406,224
	November	4,350	3,910	4,150	2,341,006,100	99,062,216,600	418,320
	December	4,460	4,110	4,440	1,292,205,800	99,062,216,600	447,552
2018		4,460	3,920	4,000	5,561,255.800	99,062,216,600	403,200
	January	4,460	3,920	3,990	3,517,617,500	99,062,216,600	402,192
	February	4,080	3,920	4,000	2,043,638,300	99,062,216,600	403,200

On the last IDX trading day in 2017, which was on December 29, 2017, the closing price for our common stock was Rp4,440, With the share price, Telkom’s market capitalization reached Rp447.6 trillion, or 6.3% of the total capitalization in the Indonesia Stock Exchange (BEI).

TELKOM’S STOCK INFORMATION IN NYSE

In the table below, we present the highest, lowest and closing share prices as well as the trading volumes of Telkom’s ADS stock recorded at the New York Stock Exchange (“NYSE”) for the periods indicated:

		Price per ADS (NYSE)
Calendar Year		Highest	Lowest	Closing	Volume
		(in US Dollars)			(in ADS)
2013		25.31	16.88	17.93	134,122,210
2014		24.38	16.95	22.62	104,501,896
2015		23.54	17.05	22.20	87,438,232
2016		34.65	21.22	29.16	110,532,172
	First Quarter	26.92	21.22	25.43	24,848,124
	Second Quarter	30.96	25.06	30.73	31,010,592
	Third Quarter	34.65	29.63	33.04	27,153,358
	Fourth Quarter	33.57	27.17	29.16	27,520,098
2017		36.19	28.10	32.22	76,122,383
	First Quarter	31.34	28.10	31.17	23,813,869
	Second Quarter	34.45	30.26	33.67	16,694,062
	Third Quarter	36.19	33.50	34.30	14,436,754
	Fourth Quarter	34.55	29.15	32.22	21,177,698
	September	35.95	34.26	34.30	4,821,106
	October	34.55	29.73	30.04	8,566,928
	November	31.96	29.15	31.08	7,916,528
	December	32.36	30.35	32.22	4,694,242
2018		32.51	28.12	29,03	22,941,047
	January	32.51	29.50	30.05	12,934,482
	February	30.50	28.12	29.03	10,006,565

On the last trading day in NYSE for the year of 2017, which was on December 29, the closing price for Telkom’s 1 ADS was in the amount of $32.22. Effective from October 26, 2016, we changed the Depository Receipt (DR) from 1 Depository Shares (DS) representing 200 shares to 1 DS represents 100 shares, The presentation on the table above have accomodated the ratio change.

INFORMATION OF CORPORATE ACTION RELATED TO STOCK

On June 29, 2016, the Company sold back 172,800,000 treasury stocks (equal to 864,000,000 treasury shares), which is part of the phase IV buyback program with a total fair value of Rp3,259 billion (net of costs of sale of shares).

In 2017, the Company did not carry out any other stock-related corporate actions related to shares such as the sale of treasury stock, stock split,  reverse stock, dividend disbursement, distribution of bonus shares, Employee Stock Ownership Program (ESOP), and changes to the nominal value of shares.

BONDS, SUKUK OR CONVERTIBLE BOND INFORMATION

Bond	Outstanding (Rp million)	Date of Issue	Maturity Date	Term (Year)	Interest Rate (%)	Underwriter	Trustee	Rating (Pefindo)
Telkom’s Bond II 2010 serie B	1,995,000	June 25, 2010	July 6, 2020	10	10.20	PT Bahana Sekuritas: PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT CIMB Niaga Tbk	IdAAA
Telkom’s Bond I Telkom 2015 serie A	2,200,000	June 23, 2015	June 23, 2022	7	9.93	PT Bahana Sekuritas: PT Danareksa Sekuritas; PT Mandiri Sekuritas: PT Trimegah Sekuritas Tbk	PT Bank Permata Tbk	IdAAA
Telkom’s Bond I Telkom 2015 serie B	2,100,000	June 23, 2015	June 23, 2025	10	10.25	PT Bahana Sekuritas: PT Danareksa Sekuritas; PT Mandiri Sekuritas: PT Trimegah Sekuritas Tbk	PT Bank Permata Tbk	IdAAA
Telkom’s Bond I Telkom 2015 serie C	1,200,000	June 23, 2015	June 23, 2030	15	10.60	PT Bahana Sekuritas: PT Danareksa Sekuritas; PT Mandiri Sekuritas: PT Trimegah Sekuritas Tbk	PT Bank Permata Tbk	IdAAA
Telkom’s Bond I Telkom 2015 serie D	1,500,000	June 23, 2015	June 23, 2045	30	11.00	PT Bahana Sekuritas: PT Danareksa Sekuritas; PT Mandiri Sekuritas: PT Trimegah Sekuritas Tbk	PT Bank Permata Tbk	IdAAA

MANAGEMENT REPORT 23 Report of the Broad of Commissioners 29 Report of the President Director 38 Statement Letter of Responsibility for the 2017 Annual Report

REPORT OF THE BOARD OF COMMISSIONERS

"We applaud the Board of Directors’ accomplishments in response to various changes in community behavior and the need for telecommunications services during the current digital era. Various innovations and investment initiatives were carried out in 2017 to express our steadfast commitment to accelerate our efforts to turn Indonesia into a thriving digital economy. In terms of financial performance, we have recorded healthy Revenue, EBITDA and Net Profit performances amid our transformation journey in becoming a world-class digital telecommunication company.”

Our respected shareholders and stakeholders,

Praise to Allah SWT, God the Almighty, for making Telkom Group successful after a very challenging year 2017 by recording healthy growth.

OUR PERSPECTIVE ON THE MACROECONOMY AND INDUSTRY LANDSCAPE

Overall, 2017’s global economy was relatively stable and showed a positive trend of recovery compared to the previous year. The positive upward trend in the global economy was marked by economic recovery in developed countries like the United States, Europe and Japan on top of strong economic growth of some developing economies including ASEAN.

Meanwhile, Indonesia's economy in 2017 also noted a good performance at 5.07%. Household consumption remained the key driver of domestic economic growth, supported by Government spending on infrastructure in particular alongside better primary commodities’ prices.

The information and telecommunication sectors respectively recorded excellent growth at 9.81%, higher than the national economic growth. In other words, the telecommunications industry contributed significantly to the growth of the national economy as a whole. Further, the overall growth of the telecommunications industry in 2017 was also indicated by the rapidly changing needs and behaviors of society, these have impacted the demand for good quality broadband services to grow, both for mobile and fixed services. Meanwhile, connectivity and various digital-based services have increasingly become a necessity to support people daily activities including banking and shopping on digital platforms online.

REVIEW ON THE COMPANY’s FUTURE BUSINESS PROSPECTS

We view that our future business as quite promising, along with the potential growth of the digital business, either fixed or cellular segment. Penetration of the fixed broadband and smartphone as well as the average data consumption of Indonesian people is considered relatively low, all of which provide opportunities for future business growth. Thus, to capture these opportunities, we constantly continue to build and strengthen our integrated infrastructure network, such as of the fiber optic cables both backbone and access, including submarine cables connected to other parts worldwide, data centers, 3G/4G BTS networks, and satellites to reach every corner in Indonesian region. In addition, we will also continue to innovate by strengthening services through various platforms and digital ecosystems that cover the payment system (digital payment), advertising, lifestyle (video, music and games) as well as e-commerce.

We see utilization of the digital information and communication technology (digital ICT) will bring positive impacts to the improvement of economic competitiveness, so that Telkom will have a strategic position in building and accelerating the growth of the digital-based economy in Indonesia. For this, Indonesian Government has also provided support namely Stimulus Package XIV in 2016 on e-commerce roadmap to push forward improvement and expansion of economic activities throughout Indonesia efficiently, which is also connecting people and networks globally. This is one of the initiatives to realize the Government's medium-term vision of turning Indonesia the largest digital economy in Southeast Asia by 2020.

Besides, we are fully aware that every prospect and business opportunity will always be filled with challenges and obstacles. As for the fixed line segment, the main challenge faced by the Company is how to accelerate penetration of fixed broadband services across Indonesia, given the vast geographical and archipelagic characteristics Indonesia has. While in the mobile segment, changes in communication patterns from voice and SMS services to data service become our primary concern, on top of the stronger competition in data services. However, we believe that with a combination of right strategy and effective execution, the Company can overcome these challenges and obstacles.

ASSESSMENT OF THE BOARD OF DIRECTORS' PERFORMANCE IN 2017

In supervising the performance of the Board of Directors, the Board of Commissioners is responsible for ensuring that all the Company’s accomplishments are aimed toward the Company’s vision, mission, strategic objectives and program planning.

We recognize the Board of Directors’ good performance throughout 2017 was aided through the development and implementation of strategies being carried out in order to achieve the Company's strategic objectives. As for financial performance, compared with the previous year, the Company’s Revenue grew by 10.2% to Rp128.3 trillion, EBITDA grew by 8.6% to Rp64.6 trillion, and Net Profit increased by 14.4% to Rp22.1 trillion. Those positive figures were recorded during a slow growth in voice and SMS services, alongside the tight competition for data services in the mobile segment of the market. The data reflects the ability of the Board of Directors to make necessary strategic changes in response to ongoing unfavorable circumstances.

From operational perspective, as of the end of 2017, Telkomsel's subscribers grew 12.9% to 196.3 million customers across Indonesia, in addition to over 160 thousand BTS, where 110 thousand BTS of which were comprised of 3G and 4G BTS needed to deliver the best mobile broadband services. By the end of 2017, Telkom recorded 2.9 million subscribers of IndiHome fixed broadband service and grew by 82.6% from the previous year. This is a remarkable operational performance number, which demonstrates the Board of Directors' ability to understand the industry and gain competitive advantages through a set of strategic work programs.

We also see that the Board of Directors has paid close attention to the importance of enhancing digital capability in line with the industry’s changing demands by moving toward all-out digital services. Meanwhile, the Company's ICT business also recorded a positive socio-economic impact for wider community members.

The Board of Commissioners would like to congratulate the Company for such an excellent performance of the Board of Directors for 2017. We will continue our support so that Telkom can grow sustainably and is able to drive the digital economy in Indonesia through innovative products and services. The Board of Commissioners remains committed to providing motivation, direction and input as part of our efforts to promote more sustainable future growth for all segments of Telkom services.

2018 TARGET

In fulfilling many people’s changing behavior in terms of telecommunications needs for digital services, we will keep pushing forward with the Company’s transformation initiative to make Telkom a digital telecommunications company. Therefore the Company must continue to strengthen the development of digital infrastructure in both fixed line and mobile segments in an effort to provide the best digital experience including the development of new innovative products or services, while strengthening the business ecosystem to reach a sustainable growth in all digital segments of the market. Moreover, to further enhance digital capability, it is necessary to undertake acquisition and alliance initiatives that must be done selectively by considering risk and return aspects coupled with synergy of our resources and collective actions at Telkom.

In terms of financial and operational performance, we expect Telkom to raise the bar higher even better than the industry’s growth has projected, in order to maintain or even increase our market share. To that end, we have approved an adequate allocation of capital expenditures to support both organic and inorganic expansion efforts to achieve this strategic goal.

GOOD CORPORATE GOVERNANCE PRACTICES

The Board of Commissioners has always emphasized the importance of implementing good corporate governance (GCG) as one of our main supervisory focuses. The implementation of GCG's best practices will support the achievement of the Company's sustainable performance.

In line with the Company's growing business activities, we feel that a comprehensive risk management protocol is required to identifying any potential risks. The Board of Commissioners always plays an active role in monitoring and providing recommendations on the risks faced by the Company. The Board of Commissioners also believes that throughout 2017, the Board of Directors has applied its best GCG practices effectively and consistently by instilling the values of transparency, accountability, responsibility, independence and fairness.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

We appreciate each member of the Board of Directors who has taken real community action through a consistent Corporate Social and Environmental Responsibility (CSR) initiative. In the long run, Telkom’s CSR program aims to help accelerate the development of the national digital economy between medium and micro businesses. Telkom's strategic positioning is complemented by a widely distributed connectivity network throughout the country, equipped with comprehensive services including e-commerce platform, will facilitate the expansion of marketing network resources for medium and micro business players. To these ends objective to deliver larger benefits to the community, Telkom has also continued our CSR collaboration with other State-Owned Enterprises (SOE) such as through the development of BUMN Creative House (RKB), Digital Village to support the digital economic development, and Digital Library (PaDi) to raise literacy of Indonesian people on in light of today’s ongoing digital technological advances.

ASSESSMENT ON THE PERFORMANCE OF BOARD OF COMMISSIONERS’ COMMITTEES

As part of our supervisory role, we are assisted by 3 (three) committees comprised of an Audit Committee, Nomination and Remuneration Committee, and Planning and Risk Evaluation and Monitoring Committee (KEMPR). As of 2017, we assess that all Committees under the Board of Commissioners have performed greatly in providing recommendations and in giving full support to the Board of Commissioners so that our supervisory function to the Board of Directors can be implemented accordingly.

The Audit Committee has shown good work, which includes in overseeing the effectiveness of internal control function as part of Internal Control Over Financial Reporting (ICOFR) work description, reviewing of financial information, reviewing of Internal Auditor’s findings, and providing recommendations on the best practices of good corporate governance (GCG). Meanwhile, the Nomination and Remuneration Committee has been assisting us in providing recommendations on policies, criteria and selection of strategic vacant positions within the Company including subsidiaries according to the GCG principles. Both the Planning and Risk Evaluation and Monitoring Committee have played an important role in conducting a comprehensive evaluation to the Board of Directors' proposals related to the Company's Work and Budget Plan in monitoring its implementation throughout 2017.

Moving forward, we will constantly encourage all members of the Committees to continually improve their capabilities and broaden their knowledge on the industry, business, finance and telecommunications technology so that they can work better when assisting Board of Commissioners in overseeing Board of Directors.

REVIEW ON WHISTLEBLOWING SYSTEM (WBS) IMPLEMENTATION/MANAGEMENT

Based on our observation results, implementation/management of our whistleblowing system in Telkom Group was properly carried out in 2017. The whistleblowing system helps us to monitor any potential fraud and policy violations, including violations of regulations of Telkom Group and subsidiaries. The Board of Commissioners is also responsible for monitoring and making decision on policy matters that relate to cases being reported through the whistleblowing system.

Throughout 2017, we received 28 complaints, of which 2 of them were worth investigating. In overall, we have assessed that the implementation of the whistleblowing system for all employees and stakeholders being conducted by the management worked well in 2017.

CHANGES IN COMPOSITION OF BOARD OF COMMISSIONERS IN 2017

According to the Annual General Meeting of Shareholders (AGMS) resolution dated 21 April 2017, there was a change in composition of the Board of Commissioners’ members. One of the Board members, Mr. Pontas Tambunan, concluded his position, duties and responsibilities as Commissioner. Hence, we welcome two new members, Mrs. Devy W. Suradji and Mr. Cahyana Ahmadjayadi, as Independent Commissioner and Commissioner, respectively.

Besides those changes, Mr. Dolfie Othniel Fredric Palit, our former Commissioner, is now serving Telkom Group’s Independent Commissioner; and Mr. Rinaldi Firmansyah, our former Independent Commissioner, is now sitting as Commissioner.

On 22 December 2017, Mrs. Devy W. Suradji was appointed as member of the Board of Directors in another SOE, and therefore as of 31 December 2017, Telkom’s Board of Commissioners composition is as follows:

j
Hendri Saparini	:	President Commissioner
Hadiyanto	:	Commissioner
Rinaldi Firmansyah	:	Commissioner
Dolfie Othniel Fredric Palit	:	Independent Commissioner
Margiyono Darsasumarja	:	Independent Commissioner
Pamijati Pamela Johanna Waluyo	:	Independent Commissioner
Cahyana Ahmadjayadi	:	Independent Commissioner

We believe that the new Board of Directors can perform better supervision going forward. With various educational backgrounds, expertise and experience, the Board of Commissioners will always be ready to deal with future challenges while ensuring that supervision of Telkom's business activities and corporate governance performs well consistently.

We would also like to take this opportunity to express our gratitude and appreciation for the previous members of the Board of Commissioners, particularly Mr. Pontas Tambunan and Mrs. Devy W. Suradji, for the roles and contribution given during their terms of office at Telkom.

APPRECIATION TO STAKEHOLDERS

Last but not least, we extend our highest appreciation to the Board of Directors and management, and all our employees for all your strong dedication during 2017. We are thankful and would like to express our gratitude to all shareholders, customers, business partners and other stakeholders for their continuous support and trust to Telkom Group.

In our mission to accelerate Indonesia's digital economy, we continue our commitment to increase the value delivered to all stakeholders through investment and innovation that goes hand in hand with Telkom’s initiative to transform the Company into a more reliable digital telecommunication company regionally.

In the future, we hope to build further cooperation and a more solid synergy with all stakeholders in a way that can improve our performance in the years to come.

Jakarta, April 5, 2018

Hendri Saparini

President Commissioner

REPORT OF THE BOARD OF DIRECTORS

"The company constantly increase its digital capability and continues to innovate with the support of smart network and IT infrastructure to digitize every business process in serving customers and providing the best customer experience.”

The respected shareholders, Board of Commissioners, and all stakeholders,

On behalf of the Board of Directors we wish to extend praise to God Almighty for His blessings, as PT Telkom Indonesia (Persero) Tbk has successfully passed 2017 with a record of excellent financial and operational performance.

MACRO-ECONOMIC CONDITIONS AND TELECOMMUNICATION INDUSTRY IN 2017

The Indonesian economy in 2017 showed a satisfactory growth of 5.07%, higher than the previous year which marked 5.02%. This reveals that the systematic efforts of the Government in the management of various policies, including the package of economic policies and intensive infrastructure development in various fields in recent, years have exerted a positive impact. Domestic consumption contributes significantly to Gross Domestic Product (GDP) which reflects an increase in people's purchasing power. This condition strengthens expectations that the economy in coming years will grow better.

The Information and Communication Sector, which includes the telecommunications industry, based on Indonesia Statistic Bureau (BPS) data, recorded growth of 9.81% in 2017, better than the previous year which marked 8.87%. This growth is driven by increasing demand for data connectivity and digital service & solutions. In recent years, the contribution of data connectivity and digital service & solutions to the total revenue of operators has enlarged considerably. Changes in customer needs that increasingly lead to these services demand operators respond quickly and innovatively to maintain sustainable growth.

STRATEGIC WORKING PROGRAM

The vision of the Company "Be the King of Digital in the Region" means that the Company is transforming into a Digital Telco,  through the strengthening of broadband connectivity, the development of a digital mediation platform, and the improvement of digital services & solution services. The Company also conducts digitization of internal business processes and adopts a digital culture. These three things aim to create the best customer experience and to enhance the competitiveness and the Company value to establish the Company's position as one of the top 10 (ten) major telecommunication market capitalization companies in the Asia Pacific region by 2020.

To create more effective and efficient business management, the Company transforms the organization from its original approach to product portfolio based on Customer Facing Unit (CFU) in accordance with customer segmentation, by continuing to optimize its synergy potential. This is intended to make the Company more adaptable in anticipating customer needs.

In order to ensure sustainable growth, in 2017, the Company pursues 3 (three) main programs: Leading Digital Capability to Provide Excellent Customer Experience; Champion of Digital in Home, Personal, Enterprise and Wholesale Service; and Smart Inorganic Growth. Through these three main programs, the Company is able to innovate and successfully increase its digital capability with the support of smart network and IT infrastructure in serving customers and providing the best customer experience. In addition, Telkom is also actively exploring inorganic business growth opportunities, both in terms of acquisitions and partnerships, in order to strengthen the business ecosystem of the Company to enhance its capabilities and company values.

PERFORMANCE IN 2017

In the midst of very tight and disruptive competition, the Company's business transformation, which includes business portfolio and customer segmentation throughout 2017, has resulted in excellent financial and operational performance. The Company's revenue grew 10.2%, to Rp128.3 trillion from Rp116.3 trillion in 2016, surpassing the industry average as targeted. Data, Internet and Information Technology Services grew by 28.7% to Rp55.3 trillion from Rp42.9 trillion in 2016 and were key drivers of consolidated revenue growth, with contribution to total revenues significantly increased from 37% in 2016 to 43.2% in 2017, while the enterprise segment revenues grew by 21% to Rp19.1 trillion from Rp15.8 trillion in 2016. This demonstrates how the Company is on the right track towards evolving into a Digital Telecommunication Company.

The Company also recorded strong growth of earnings before interest, taxes, depreciation, and amortization (EBITDA) which went from 8.6% to Rp64.6 trillion. The increase in total expenses, by 9.6% to Rp85.4 trillion, shows that the Company is still able to control costs quite well in the midst of aggressive infrastructure development investment. Net Profit grew very significantly, by 14.4% to Rp22.1 trillion, with margin increasing to 17.3% compared to 2016 at 16.6%.

The mobile segment still contributes the most to the Company's consolidated revenues, with growth of 7.2% to Rp90.1 trillion, increasing from Rp. 84 trillion in 2016. PT Telekomunikasi Selular as a subsidiary still maintains an excellent level of profitability, with EBITDA margin and Net Profit margin better than 2016.

The number of PT Telekomunikasi Selular's customers reached 196.3 million by the end of 2017, increasing 12.9% from 173.9 million at the end of 2016. This growth was achieved because of an effective marketing program, supported by the superiority of PT Telekomunikasi Selular, both in terms of service quality and network coverage, reaching almost all parts of Indonesia.

Mobile broadband customers at the end of year 2017 reached 105.8 million, increasing 24.9% from the 84.7 million reported in 2016, with broadband data traffic growing twice as rapidly, or by 126.2%, to 2,168,245 TB from 958,733 TB in 2016. PT Telekomunikasi Selular also managed to increase the range of 4G LTE to 490 cities and districts throughout Indonesia by the end of 2017.

In the customer segment, IndiHome revealed very good performance, contributing 64% to this segment revenue. IndiHome is an integrated fiber optic-based service package that includes home phone service, high-speed internet, and interactive television service with IPTV technology. The number of IndiHome customers grew 82.6% to 2.9 million customers in 2017 from 1.6 million customers by the end of 2016.

In the enterprise segment covering corporate customers, Micro, Small and Medium Enterprises, and government agencies, the Company provides end-to-end ICT solution services covering connectivity, platforms, applications, business process outsourcing, and managed services.  This segment recorded significant revenue growth, with total in-service bandwidth growing 10.9% to 2,799 Gbps from 2,524 Gbps in 2016.

As for the Wholesale and International Business segment, the Company provides various services comprising carrier traffic, wholesale connectivity, satellite services, telecommunication tower services, managed telecommunications services, and infrastructure. The Company also manages the international footprint in 11 countries, and 57 Point of Present (PoP) in 27 countries. This segment contributed revenue growth of 26.8% to Rp7.4 trillion, increasing from Rp5.9 trillion in 2016.

In 2017, capital expenditure realization was Rp33.2 trillion or about 25.8% of revenue. The capital expenditure is used to build broadband infrastructure which includes 3G/4G BTS, submarine and terrestrial fiber optic backbone network, Telkom3S, and Telkom4 satellite (Red & White Satellite), fiber optic access network, and data center. As of the end of 2017, the Company had a total of 160,705 BTS, fiber optic backbone cable of 155,524 km, and domestic and international gross facility data center of 102,200 m2.

ACCELERATING INDONESIAN DIGITAL ECONOMY

In order to realize an “Indonesian digital economy”, there are several important factors which include Government regulation and policy, human resource capability, logistics system, infrastructure development and digital services acceleration, along with cyber security. The Company is committed to accelerating the growth of an Indonesian digital economy by building infrastructure and digital platforms aggressively, as well as developing a digital ecosystem.

The development of infrastructure and digital services has been realized in the form of Indonesia Digital Network (IDN) program which consists of id-Access (Indonesia Digital Access), id-Ring (Indonesia Digital Ring), and id-Convergence (Indonesia Digital Convergence). id-Access is broadband access to fiber optic-based customers for fixed-broadband and 3G/4G technology for mobile broadband. id-Ring is a fiber optic-based highway broadband as a backbone network connecting the islands of Indonesia, from Sabang to Merauke. id-Convergence is an integrated IT service platform complete with data center and various digital service platforms.

Through 2017, the Company realized the id-Access program in the form of construction of 160,705 BTS, of which 68.7% are 3G and 4G BTS, with 3G and 4G BTS coverage covering 85% and 80% of the Indonesian population, respectively. To support high-quality data transmission, 58% of BTS backhaul fiberization program has been performed. The Company also has fixed broadband access of 18.6 million fiber homes-passed and 352,642 Wi-Fi Access Points as of the end of 2017, utilized to serve all customers segments including BTS backhaul fiberization.

For id-ring program, the Company has built submarine and terrestrial fiber-optic backbone cables and satellites in the framework of arranging telecommunication access to all parts of Indonesia, including remote, underdeveloped and primitive regions. As of the end of 2017, network fiber optic backbone has reached 445 districts/cities.

For the id-convergence program,  the Company has built and developed various digital platforms to support digital services & solutions, including IT & cloud services, managed security services, digital financial technology (fintech), e-commerce, big data analytic, Internet of Things (IoT), and its supporting ecosystem.

For fintech, the Company, through PT Telekomunikasi Selular, has developed mobile payment with TCASH brand to provide a digital payment experience to customers. Currently, TCASH is one of the largest electronic money services in Indonesia with over 13 million registered customers and an active customer base of around 3 million. TCASH has been supported by more than 40,000 merchant outlets throughout Indonesia with Near Field Communication (NFC) and QR Code technology. The fintech business is also strengthened by a subsidiary, PT Jalin Pembayaran Nusantara, as a switching provider that manages non-cash payment transactions as well as one of the switching agencies of National Payment Gateway (NPG).

For e-commerce, the Company has developed an e-commerce marketplace through its subsidiary with brand blanja.com; it is a joint venture with E-bay, integrated with digital payment, advertising, and e-logistics. By the end of 2017, blanja.com already had about 3 million registered users.

OVERVIEW OF COMPANY PROSPECTS

The Company's opportunities to grow in the future are still wide open driven by the increasing need for data connectivity and digital service & solution services in every economic activity of the community.

In the mobile segment, future growth potential will be in line with increasing smartphone usage. Smartphone penetration, which is currently around 55%, has promising growth potential ahead. The growing presence of smartphones will drive demand for mobile broadband and digital service & solutions. After winning the 2.3 GHz frequency auction with a 30 MHz spectrum width in October 2017, the increased need for mobile broadband access and service quality will be met with capital expenditure and operational costs as well as creating new business opportunities. Government programs on SIM card registration starting in October 2017 will have a long-term positive impact on improving customer efficiency and quality and creating a healthier industry.

In the customer segment, fixed-broadband service penetration in Indonesia is still very low while the number of middle-class households increases from year to year. It opens up opportunities for high-speed broadband services. The Company responds to these opportunities through IndiHome products that provide fixed-broadband services, IPTV, and digital services, including smart home solutions.

For the enterprise segment, the needs of corporate, MSME, and governments for end-to-end ICT solution services are increasing. Corporate is increasingly in need of business process digitization in order to improve competitiveness. Meanwhile, the penetration of connectivity and digital solutions for MSME is still low. Governmental agencies, both central and local, increasingly need digital services to improve service to the community. The above conditions provide an opportunity for the Company to gain business growth in this segment.

For the wholesale & international business segment, the Company and a consortium of global operators have successfully completed the construction of the South East Asia - United States (SEA - US) submarine cable project that connects Manado - Indonesia with Los Angeles - the United States, more than 15,000 km in length. Earlier in 2016, the Company and other consortiums completed the construction of a submarine cable network connecting Dumai - Indonesia, the Middle East and Western Europe through the South East Asia - Middle East - Western Europe 5 (SEA-ME-WE 5) more than 20,000 km long. To integrate SEA-US network with SEA-ME-WE 5, the Company has built an Indonesian marine cable project Global Gateway (IGG) of more than 5,480 km, connecting Dumai – Manado, to be completed by the middle of 2018. The integration of the entire marine cable system will become an important milestone in realizing the Company as a Global Digital Hub.

The Company is also actively initiating inorganic initiatives, both through acquisitions and partnerships, to enhance added value, capability, and to strengthen the ecosystem of providing digital services. In November 2017, the Company, through its subsidiary, PT Sigma Cipta Caraka, gained 60% of PT Bosnet Distribution Indonesia shares in e-logistic ICT solutions. In the same month, the Company through its subsidiary, PT Telekomunikasi Indonesia International, took over a majority position in TS Global Network Sdn Bhd, a provider of satellite communication solutions and services in Malaysia. In December 2017, the Company through its subsidiary, PT Multimedia Nusantara, acquired a 60% stake in PT Nutech Integrasi, which operates as an e-transportation service solution provider.

The Company also performs leveraging of its property assets, i.e. land and buildings, both from previously idle and from the program of modernization and transformation of network infrastructure. These property assets generally have strategic locations in various cities in Indonesia which can be developed into property investments such as office buildings, hotels, retails, and other productive forms. The development of these investments is made through a subsidiary, PT Graha Sarana Duta, which cooperates with third parties with appropriate schemes; therefore, these property assets will provide greater benefits for the Company in the near future.

PERFORMANCE TARGET IN 2018

The Company strives to ensure sustainable growth. In 2018, the Company established 3 (three) main programs, including Delivering Best Customer Experience which provides the best experience for customers in enjoying Telkom services digitally; Expanding Digital Business which is an effort to maintain and enhance digital connectivity to encourage ICT and digital services & solution services as a new growth engine; and Intensifying Smart Inorganic which is an active effort in acquisition or partnership activities to strengthen digital capability and increase company value. With 3 (three) main programs and various derivative programs systematically organized, the Company is expected to grow above the industry average in 2018.

BUILDING HUMAN RESOURCES AND DIGITAL CULTURE

The Company recognizes the importance of building human resources with digital culture as a part of corporate transformation. The values that Telkom's cultural reference champion include The Telkom Way as a value system formulated as Philosophy to Be the Best, Principles to Be the Star, and Practices to Be the Winner.  This value system gives the spirit for every part of Telkom to always give the best, to exert total capability, enthusiasm, and integrity.

Every Telkom person is also encouraged to build synergies toward common goals, have initiative in serving and finding new ways to solve problems.  The internalization of values of The Telkom Way is always achieved through various activities of cultural activation, especially in daily work activities, so that the behavior and characteristics of the winners are imprinted in every person of Telkom.

In order to build digital competence, the Company provides training to strengthen digital culture, such as digital business, user interface (UI), and user experience (UX). The Company has also provided digital tools for employees in their daily operations, i.e. corporate portal applications, which include e-offices, e-budgeting, files sharing, collaboration, career management, training and so forth. Besides, the Company also motivates employees to develop a digital-based innovation culture through the Digital Amoeba program that yields products, services, business process improvements and many more.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY AS WELL AS PARTNERSHIP AND COMMUNITY DEVELOPMENT PROGRAM (PKBL)

We are fully aware that Telkom is an integral part of society; therefore, we always strive to realize social responsibility to the community and the environment where we live.

The implementation of the Company's social responsibility with the theme "Telkom Indonesia For Indonesia" with 3 (three) pillars covering The Digital Environment which is the provision of digital facilities to support and to connect various community activities; The Digital Society which is to support community empowerment through education about the optimal utilization of digital services to facilitate daily life of the community; and The Digital Economy which is the support for micro, small, and medium enterprises, especially in a creative industry sector, in the form of SME "go digital", "go online" and "go global" training and SME product exhibitions.

Telkom as a State-Owned Enterprise (BUMN) performs social responsibility in the form of Partnership and Community Development Programs (PKBL) in the form of welfare improvement programs and community social life, based on the provisions of the Ministry of SOE.

During 2017, Partnership Program funds that have been distributed totaling Rp269.58 billion to 8,367 Partners, consisting of business sectors of industry, trade, agriculture, livestock, plantation, fishery, services, and others spread across various provinces in Indonesia. Realization of Community Development Program amounted to Rp81.97 billion or 99.97% of funding commitment, amounting to Rp82 billion, covering 7 (seven) areas, which are Natural Disaster Victim Assistance, Education Assistance, Health Enhancement Assistance, Infrastructure Development Assistance or Public Facilities, Worship Facilities, Natural Conservation Assistance and Social Assistance for Poverty Reduction.

THE DEVELOPMENT OF CORPORATE GOVERNANCE IMPLEMENTATION

The Company implements governance, that refers to the Good Corporate Governance (GCG) framework to faithfully conform to international regulations or provisions at the national level and international best practice. The Company always upholds the principles of good governance and improves the quality of its implementation consistently across all levels of the Company's operations.

With reference to the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Framework, the Company applies risk management to protect its assets and business activities and create value for its stakeholders, which is also a form of compliance with applicable regulations. The role and function of risk management which are very important in supporting telecommunication business that has a wide area coverage requires a major investment, has a high level of competition, has rapid technological development, and is constrained by various regulations.

The Company is continuously working to improve the policy and infrastructure of GCG support systems through new initiatives to strengthen the quality of implementation of governance practices through 3 (three) Main Pillars: Governance Structure Strengthening, Governance Process Strengthening, and Cultural Strengthening. The Company also continues to strengthen the implementation of Enterprise Risk Management (ERM) with continuous improvement in policy and risk management frameworks, including improving internal controls to ensure the reliability of financial statements, as the Company has adopted International Financial Reporting Standards (IFRS) since 2011.

THE CHANGE OF THE BOARD OF DIRECTORS MEMBERS OF 2017

The Annual General Meeting of Shareholders (AGMS) of the Company held on April 21, 2017 stipulates the change of the nomenclature and the composition of the Board of Directors. The change in the composition of the Board of Directors was implemented on March 15, 2017, as Mr. Indra Utoyo, Director of Digital and Strategic Portfolio, was appointed to be the Director of PT Bank Rakyat Indonesia, Tbk, and on 20 April 2017, Mr. Honesti Basyir, the Director of Wholesale and International Service and the Director of Enterprise and Business Service was considered the Managing Director of PT Kimia Farma (Persero), Tbk.

At the AGMS, three new members of the Board of Directors were also determined, namely Mr. Mas'ud Khamid, Mr. David Bangun, and Mr. Zulhelfi Abidin, respectively appointed as the Director of Customer Service, the Director of Digital and Strategic Portfolios, and the Director of Network and IT Solutions. Mr. Abdus Somad Arief, who was originally the Director of Network and IT Solution,  was appointed as the Director of Wholesale and International Service, while Mr. Dian Rachmawan, who was the Director of Customer Service, was appointed the Director of Enterprise and Business Service.

The composition of the Board of Directors after the change is as follows:

Alex J. Sinaga	: President Director
Harry M. Zen	: Director of Finance
Mas'ud Khamid	: Director of Customer Service
Herdy R. Harman	: Director of Human Capital Management
Zulhelfi Abidin	: Director of Network and IT Solution
David Bangun	: Director of Digital and Strategic Portfolio
Abdus Somad Arief	: Director of Wholesale and International Service
Dian Rachmawan	: Director of Enterprise and Business Service

With the change of the Board of Directors, we believe that the Company can grow even more rapidly. The diversity of educational background, expertise, and experience of the Board of Directors become one of the Company's main capital assets to continue to innovate in the face of increasingly tough challenges ahead. We express our deepest gratitude and highest appreciation for the members of the Board of Directors who have terminated their term of office in the Company for all of their contributions. Hopefully, the new mandate in new place can be performed as excellently as possible.

On this occasion, representing the Board of Directors, we also extend our highest gratitude and appreciation to our shareholders, Board of Commissioners, customers, business partners, and other stakeholders for the support provided to enable us to achieve excellent performance throughout 2017.

We also extend our greatest appreciation to management and all employees for the dedication and hard work in ensuring the achievement of this excellent performance.  Moreover, we invite all management and employees to work harder and smarter to achieve better performance in the future.

Our performance and achievement throughout 2017 are presented comprehensively in this Annual Report, including Consolidated Financial Statements and the Center for Management of Partnership and Community Development Program Financial Statements in Fiscal Year of 2017 audited by Purwantoro, Sungkoro & Surja Public Accounting Firm, (member of Ernst & Young Global Limited firm) with the opinion of the Financial Statement presented fairly in all material respects.

Jakarta, April 5, 2018

Alex J. Sinaga

President Director

STATEMENT OF THE MEMBER OF BOARD OF COMMISSIONERS REGARDING WITH RESPONSIBILITY FOR 2017 ANNUAL REPORT PT TELKOM INDONESIA (PERSERO) TBK

We the undersigned hereby declare that all the information in the PT Telkom Indonesia (Persero) Tbk 2017 Annual Report has been presented in its entirety and that we assume full responsibility for the accuracy of the content of the Company’s Annual Report.

This statement is made in all truthfulness.

Jakarta, April 5, 2018 Board of Commissioners

/s/ Hendri Saparini Hendri Saparini President Commissioner

/s/ Hadiyanto Hadiyanto Commissioner	/s/ Rinaldi Firmansyah Rinaldi Firmansyah Commissioner	/s/ Dolfie Othniel Fredric Palit Dolfie Othniel Fredric Palit Independent Commissioner

/s/ Margiyono Darsasumarja Margiyono Darsasumarja Independent Commissioner	/s/ Pamijati Pamela Johanna Waluyo Pamijati Pamela Johanna Waluyo Independent Commissioner	/s/ Cahyana Ahmadjayadi Cahyana Ahmadjayadi Independent Commissioner

/s/ Devy W. Suradji Devy W. Suradji Commissioner (as of December 22, 2017)		/s/ Pontas Tambunan Pontas Tambunan Commissioner (as of April 21, 2017)

STATEMENT OF THE MEMBER OF BOARD OF DIRECTORS REGARDING WITH RESPONSIBILITY FOR 2017 ANNUAL REPORT PT TELKOM INDONESIA (PERSERO) TBK

We the undersigned hereby declare that all the information in the PT Telkom Indonesia (Persero) Tbk 2017 Annual Report has been presented in its entirety and that we assume full responsibility for the accuracy of the content of the Company’s Annual Report.

This statement is made in all truthfulness.

Jakarta, April 5, 2018 Board of Directors

/s/ Alex J. Sinaga Alex J. Sinaga President Director

/s/ Harry M. Zen Harry M. Zen Director of Finance	/s/ David Bangun David Bangun Director of Digital & Strategic Portfolio	/s/ Mas’ud Khamid Mas’ud Khamid Director of Consumer Service

/s/ Zuhelfi Abidin Zulhelfi Abidin Director of Network & IT Solution	/s/ Herdy R. Harman Herdy R. Harman Director Human Capital Management	/s/ Abdus Somad Arief Abdus Somad Arief Director of Wholesale & International Service

/s/ Dian Rachmawan Dian Rachmawan Director of Enterprise and Business Service

/s/ Honesti Basyir Honesti Basyir Director of Wholesale & International Service (as of April 20, 2017)		/s/ Indra Utoyo Indra Utoyo Director of Digital & Strategic Portfolio (as of March 15, 2017)

ABOUT TELKOM INDONESIA

41     Company’s Identity of Telkom Indonesia

41     Vision and Mission

42     Brief History of Telkom

43     Business Activities

46     Awards and Certifications

52     Telkom Organizational Structure

53     Profile of The Board of Commissioners

64     Profile of The Board Directors

76     Telkom Indonesia Employees

79     Shareholders Composition

82     Subsidiaries, Associated Companies, and Joint Ventures with Telkom

88     Chronology of Registration of stocks

89     Chronology of Listing of Bonds and Other Securities

91     Name and Address of Institutions and/or Supporting Capital Market Professionals

COMPANY’S IDENTITY OF TELKOM INDONESIA

The current Telkom logo is stipulated in the Company Regulations No.PD.201.03/2014 on New Corporate/Brand Identity dated June 20, 2014.

TAGLINE: THE WORLD IN YOUR HAND

The tagline conveys a message that Telkom will make things easier and more fun in accessing the world.

MEANING OF LOGO

The logo refers to Telkom Corporate philosophy, Always The Best, which is a basic belief that employees always give their best in every job they do and always improving things to be in better condition, and will eventually shape Telkom to become best telecommunications player.

COLOR PHILOSOPHY

Red - Brave, Love, Energy, Tenacious	:	Reflects the Company spirit to always be optimistic and brave in facing challenges.
White - Pure, Peace, Light, Unified	:	Reflects the spirit of Telkom to provide the best for the nation.
Black - Base Color	:	Symbolizes willpower.
Grey - Transition Color	:	Symbolizes technology.

VISION AND MISSION

The vision of the Company "Be the King of Digital in the Region" means that the Company is transforming into a Digital Telco,  through the strengthening of broadband connectivity, the development of a digital mediation platform, and the enhancement of digital services & solution services. The Company also conducts digitization of internal business processes and adopts digital culture. These three things are intended to create the best customer experience as well as to enhance the Company’s competitiveness and value to establish the Company's position as one of the top 10 (ten) largest telecommunication companies in terms of market capitalization in the Asia Pacific by 2020.

Vision	Be the King of Digital in the Region.
Mission	Lead Indonesian Digital Innovation and Globalization.

Lead Indonesian Digital Innovation

1.     Telkom leads active role to improve Indonesian competitiveness.

2.    Being a leading digital company, Telkom should be a role model in developing digital ecosystems and collaboration to perform a variety of innovations.

3.     Telkom promotes and empowers local digital innovation & development.

Leading Globalization	Leverage Indonesian digital innovation to compete globally.

BRIEF HISTORY OF TELKOM

TELKOM BEFORE AND AFTER INDEPENDENCE OF INDONESIA ERA

Phase 1

Telkom was established on October 23, 1856 by the Government of the Netherlands, under the name "Post en Telegraafdienst", we were originally an institution serving postal and telegraph services. The telephone presence then rivaled the postal and telegraph service, so we became the Postal Service, Telegraph and Telephone (Post, Telegraph en Telepjone Dienst) serving postal and telecommunications services. Since 1892, our telephone service was already used for long distance and in 1929 our telephone service was connected to an international network.

Phase 2

Our institution as the Postal Service, Telegraph and Telecommunications was taken over by the Government of Indonesia from the Netherlands after independence in 1945. Through Perpu No.19 of 1960 and PP No.240 of 1961, we changed into State Post and Telecommunication Company (PN Postel). Then through PP No.30 of 1965, we changed again into State Telecommunication Company (PN Telecommunications). Furthermore, through PP No.36 of 1974, we became Public Company Telekomunikasi Indonesia (Perumtel).

TELKOM IN GLOBALIZATION ERA

Phase 3

In 1991, with the publication of PP No.25 of 1991, our status changed the status to state-owned limited liability Company (Persero) PT Telkomunikasi Indonesia. This was our first step to becoming a public Company. In 1995, we were listed on the Indonesia Stock Exchange (IDX) and New York Stock Exchange (NYSE). In the same year, we established Telkomsel to respond to the widespread use of GSM technology in the country through the launch of Kartu Halo postpaid. In 1997, Telkomsel has succeeded in building GSM network in all provinces in Indonesia.

TELKOM AND NEW PARADIGM IN DIGITAL ERA

Phase 4

Throughout the 2000s, along with the development of over the top applications (OTT) or internet-based digital applications, we embarked on a revolutionary transformation to deal with digital disruption through various approaches. Some of the strategic things we did were changing the product portfolio from infoComm to TIMES, build customer-centric organization, develop infrastructure, improve human resource capability and innovate business model.

Phase 5

ICT market (information and communications) in Indonesia was increasingly crowded contested by global competitors. Telkom initiated the International Expansion (InEx) as a global business expansion strategy to seek new sources of growth abroad. Telkom sets a footprint in 11 countries and conducted business alliances with global companies.

Phase 6

We are constantly transforming and evolving into a digital telecommunication Company to respond the opportunities and risks of disruption in the digital era. Disruptive competitive growth or innovation-based growth that is innovative and out of the ordinary becomes the cornerstone of our current strategy and for the years to come. This is reflected in the development of our products and services affecting the disruption of the telecommunications industry, especially those based on digital services.

BUSINESS ACTIVITIES

BUSINESS ACTIVITIES BASED ON COMPANY’S ARTICLES OF ASSOCIATION

The last version of the Articles of Association of PT Telkom Indonesia (Persero) Tbk No.16 dated May 16, 2017 stipulates the purpose and objective of business activities, which is to conduct business in the telecommunication network and service, informatics and optimization of resources utilization. In correlation with the purpose and objective, our business activities include:

1.   Main Businesses

a.	To plan, construct, provide, develop, operate, market/sale/lease and maintain telecommunication network and informatics in a broad meaning by taking into account the laws and regulations.
b.	To plan, develop, provide, market/sale and improve telecommunication and informatics services in a broad meaning by taking into account the laws and regulations.
c.	To conduct investment including capital participation in other Company along with and to reach the Company’s purpose and objective.

2.   Supporting Businesses

a.	To provide services for payment transaction and transfer of money through telecommunication network and informatics.
b.

To conduct other activities and businesses in order to optimize the resources owned by the Company, among others utilization of fixed assets and current assets, information system facilities, education and training facilities, maintenance and repair facilities.

c.

To cooperate with other party in order to optimize the resources of informatics, communication and technology owned by other party that are industry player of informatics, communication and technology, along with and to reach the Company’s purpose and objective.

PORTFOLIO, PRODUCT AND/OR SERVICE

In general, our business activities in 2017 are in line with the Company’s Articles of Association, which is the provision of services in the telecommunication, informatics and network service. Our business activities are developed in various business segments in accordance with technological transformation and market development.

By developing a diversified business portfolio, we strive to maximize our resources to deliver more value to our stakeholder. Currently we have 6 portfolios grouped into 5 business segments based on the customers we serve. In addition to optimizing the assets we also offer other products beyond the 6 portfolios of such products.

The following is description of each our product portfolios:

•

Fixed portfolio  comprises fixed voice and fixed broadband services. Our bundling program is marketed under the  retail brand "IndiHome", which allows customers to choose one or more of our  services, which consist primarily of broadband internet, fixed wireline phone and interactive TV services.

•	Mobile portfolio comprises mobile voice, SMS and value-added services, as well as mobile broadband. We provide mobile and cellular communications services with GSM technology.
•	Network infrastructure portfolio comprises our satellite operations, tower operations and infrastructure & network management.
•	Wholesale and international business portfolio comprises wholesale telecommunication services, which include our interconnection business and our international business.
•	Enterprise digital portfolio comprises information and communications technology platform and smart enabler platform services.
•	Consumer digital portfolio primarily comprises media and edutainment services that we offer to consumers such as mobile-based digital services, e-Commerce services and IPTV services.
•	Property

We aim to leverage our assets which are not currently being optimally utilized, to be developed into non network-related facilities such as office buildings, business buildings, hotels and other profitable investments. Services offered included property development, property lease, property facilities and property management.

AWARDS AND/OR CERTIFICATIONS

AWARDS

Month	Date	Name of Event	Name of Award	Institution
January	25	Anugerah Tokoh BUMN	Alex J. Sinaga was awarded as BUMN synergy figure	Ministry of SOE
February	24	Top Brand Award 2017	IndiHome won Top Brand for Internet Service Provider Fixed category	Top Brand
	28	The Asset Triple A Regional Award	Telkom won Best Block Trade	The Asset Magazine
March	24	PR Indonesia Award 2017	Telkom won Media Relation for Non-Financial BUMN category	SPS
	30	Obsession Award 2017	Alex J. Sinaga was awarded as Best Achiever CEO BUMN	Men’s Obsession Magazine
April	5	Global Council of Corporate University (Global CCU) Award	Telkom won Best Overall Corp University Silver Award	Annick Renaud Coulon
	18	Indonesia Most Creative Companies 2017	Telkom was selected as Special Mention to IndiHome	SWA & PPM Management
May	15	Bisnis Indonesia Award 2017	Telkom won Best Issuer for Infrastructure, utilities and transportation category	Bisnis Indonesia
	18	Best Listed Companies 2017	Telkom was awarded as Top Performing Listed Companies 2017	Investor Magazine
	19	HR Asia Award	Telkom was selected as Best Companies to work for	HR Asia Magazine
	19	Indonesia Most Admired Companies

Telkom won awards for three categories that are Top 15 Indonesia Most Admired Company Choice 2017, Top 10 Indonesia Most Admired Company Netizen Choice and Indonesia Most Admired Company Telecommunication category

Warta Ekonomi
	24	Most Valuable Indonesian Brands 2017	Telkom ranked 1st Brand Value in Indonesia	SWA + Brand Finance
June	2	Asia Pacific Stevie Awards	Telkom achieve the highest award the Grand Stevie as the Organization of the Year (8 Gold, 5 Silver and 18 Bronze)	Stevie International
	9	Asia Excellence Award	Telkom won awards for three categories that are Best CEO, Best Investor Relations Company and Best Corporate Communication	Corporate Governance Asia
July	6	Asia Pacific ICT Award	Telkom was awarded as Telecom Service Provider of The Year	Frost and Sullivan
	11	Wealth Added Creator Award 2017

Telkom won awards for four categories that are Ranked 2nd Indonesia Best Public Companies Based on WAI, ranked 4th ASEAN Best Public Companies Based on WAI, ranked 1st Indonesia Best Public Companies Based on WAI Telecommunication Services category and ranked 1st ASEAN Best Public Companies Based on WAI Telecommunication Services category

SWA, Stern & Co.
	18	Original Brand Award 2017	IndiHome won Fixed-Broadband category and SLI 007	SWA and Bdigest
	27	Forbes Global 2000 List 2017	Telkom was ranked 653	Forbes
August	15	Asia’s Best Companies	Ranked 1st Best Managed Company and ranked 1st Most Committed to Corporate Governance	Finance Asia
	18	Business Innovation & Green CEO Award	Alex J. Sinaga was selected as Green CEO Social Business Innovation 2017	Warta Ekonomi
	25	PR Indonesia Best Communicators 2017	Alex J. Sinaga was selected as Best Communicator CEO BUMN category	PR Indonesia Magazine
	30	Indonesia’s Best Corporate Social Initiatives 2017	Telkom won Indonesia Digital Learning/Outstanding Social Campaign	SWA & MIX
September	6	Nusantara CSR Awards

Telkom won the best program for Education Quality Improvement category through Indonesia Digital Learning program, Community Economy Improvement category through Telkom Craft program and Public Health Quality Improvement category through Telkom Disability Care program

La Tofi School
	14	7th Annual Institutional Investor Awards for Corporates

Telkom won awards for four categories that are ranked 2nd Most Organized Investor Relations, ranked 1st Strongest Adherence to Corporate Governance, ranked 1st Most Consistent Dividend Policy and ranked 2nd Best Strategic CSR

Alpha Southeast Asia
	19	Living Legend Companies	Telkom was selected as Indonesia Living Legend Companies	SWA & Bdigest
October	4	The Indonesian Best Brand Award	IndiHome won IBBA Internet Broadband category	SWA, Mars and Metro TV
	10	Forbes Global 2000 List 2017,	Telkom was ranked 44 World’s Best Employers	Forbes
	10	Forbes Global 2000 List 2017	Telkom was ranked 142 Top Regarded	Forbes
	10	Festival Film Nusantara	Telkom Disability Care’s Video was selected as Runner Up of CSR profile category	Puspen TNI + The Latofi school of CSR
	13	Golden World Award for Excellent in Public Relations 2017

IPRA was awarded the Golden World Award 2017 “In House Corporate Communication” category for “Synergizing the platform to manage complexity” communication strategy to Corporate Communication of PT Telkom Indonesia (Persero) Tbk

International Public Relations Association (IPRA)
	14	International Business Award (IBA) 2017	Telkom was selected as Best of the IBA Awards to be eligible for the 2017 Grand Stevie Awards thropy for winning 37 awards consisting of 8 gold, 10 silver and 19 bronze	Stevie International
	31	Indonesia PR of The Year	Alex J. Sinaga was selected as Spoke Person of The Year	Mix Magazine
	31	Top IT & Telco 2017	IndiHome won Top Fixed Internet Provider

TI TELCO, such as ASPEKTI (Asosiasi Perusahaan Konsultan Telematika Indonesia), IKTII (Ikatan Konsultan TI Indonesia), ATSI (Asosiasi Penyelenggara Telekomunikasi Seluruh Indonesia), ABDI (Asosiasi Big Data Indonesia)

	31	Social Media Award	IndiHome ranked 1st ISP Fixed category	Media Wave and Majalah Marketing
November	3	Indonesia Best Employer Brand Awards 2017	Abdus Somad Arief was awarded as Leadership Excellence in Technology Innovation	World HRD Congress, Employer Branding Institute - India
	6	BUMN Performance Excellence Award (KPKU)	Telkom was selected as Industry Leader	Forum Excellence BUMN
	9	ICSB Indonesia Presidential Award	Community Development Center Telkom was won Business Practitioner category	International Council for Small Business and ACSB
	10	Top Capital Market 2017	Telkom was won awards for three categories that are Top Shares 2017, Top Corporate Reputation 2017 in Telecommunication sector and Top Issuer 2017 in Telecommunication sector	Business News Indonesia, in collaboration with InfoVesta, IPEI Institute, IFLC (Investment & Financial Learning Center), Asia Business Research Center (ABRC)
	21	Economic Challenges Awards 2017	Telkom became the winner of Telecommunication category	Metro TV
	27	The 9th IICD CG Awards	Telkom won Top 50 Big Cap - Public Listed Companies & Best Non-Financial Sector	IICD Partnership with Kontan
	28	Indonesia Excellence Award	Telkom was selected as 2017 Indonesia Telecom Service Provider of The Year & 2017 Indonesia Fixed Broadband Service Provider of The Year	Frost and Sullivan
December	2	Commemoration of 72nd Anniversary of PGRI	PGRI Award to PT Telkom Indonesia (Persero) Tbk. for high dedication in improving teacher competence in Indonesia	PGRI
	8	Indonesia Most Admired CEO Award 2017	Alex J. Sinaga was selected as Top 5 Most Admired CEO in Telco Sector	Warta Ekonomi
	14	Indonesia Financial Figures Award	Telkom Indonesia as the Best BUMN of 2017 Non-Financial category in Telecommunication and Broadcasting Sector	Investor Magazine
	15	Mastel Award 2017	Telkom Indonesia was appreciated as Infrastructure Development Contribution	Mastel
	19	CGPI	Telkom Indonesia won Most Trusted Company Based on CGPI	IICG and SWA
	20	Appreciation Partners SDPPI Sector 2017	Telkom Indonesia was selected as the Implementing Agency for Testing of the Best Domestic Telecommunication Tool and Equipment	Ministry of Communication and Informatics
	20	Indonesian Employers of Choice Award 2017	Telkom Indonesia as the Winner of Indonesian Employers of Choice Award 2017	SWA

CERTIFICATIONS

No	Years	Sertification	Recipient	Institution	Validity Period
1	2014	ISO 9001:2008	Telkom	SGS United Kingdom Ltd	2017
2	2014	ISO/IEC 27001:2013	Telkom	SGS United Kingdom Ltd	2017
3	2014	ISO/IEC 20000-1:2011	Telkom	SGS Hong Kong LLtd	2017
4	2014	BSI-CSA STAR (Cloud Security Certification)	Telkom Sigma	British Standards Institution (BSI)	2017
5	2014	BS OHSAS 18001:2007	Telkom Sigma	IQNeT & DQS GmBH	2017
6	2014	TMS 621081	Telkom Sigma	British Standards Institution (BSI)	2017
7	2014	EMS ISO 14001	Telkom Sigma	British Standards Institution (BSI)	2017
8	2014	OHSAS 18001:2007	Telkom Akses	British Standards Institution (BSI)	2017
9	2015	ISO 22301:2012	Telkom	SGS International Certification Service Singapore Pte Ltd	2017
10	2015	ISO 9001:2008	Telkom Infra	URS International	2018
11	2015	ISO 9001:2008	Telkom Metra	TUV Rheinland	2018
12	2015	ISO 9001:2008	AdMedika	Guardian Independent Certification (GIC)	2018
13	2015	ISO 9001:2008	Metrasat	TUV Rheinland	2018
14	2015	ISO/IEC 27001:2013	ILCS	Bureau Veritas	2018
15	2016	Tier III Data Center Certification for Constructed Facilities (TCCF) Sentul	Telkom Sigma	Uptime Institute	2017
16	2016	Tier III Data Center Certification for Constructed Facilities (TCCF) Serpong	Telkom Sigma	Uptime Institute	2017
17	2016	Health & Safety Certification	Telkom Sigma	British Standards Institution (BSI)	2019
18	2016	Integrated Management System Certification PAS 99:2012	Telkom Sigma	British Standards Institution (BSI)	2019
19	2016	ISO 27001	Telkom Sigma	British Standards Institution (BSI)	2019
20	2016	Tier III Data Center	Telin Singapore	Uptime Institute	2018
21	2016	Tier IV Data Center	Telin Singapore	Uptime Institute	2019
22	2016	ISO 20000 - 1:2011	Telin	PT SGS	2019
23	2016	ISO 27001:2013	Telin	PT SGS	2017
24	2016	ISO 9001: 2015	Telkom Property	LLOYD Register	2019
25	2016	ISO 17025:2008	Test Lab (Digital Service Division)	National Accreditation Committee	2019

26	2016	ISO 17025:2008	Calibration Lab (Digital Service Division)	National Accreditation Committee	2019
27	2016	ISO 9001:2008	PINS	United Registration of System (URS)	2017
28	2016	ISO 27001:2013	Infomedia	TUV NORD Indonesia	2019
29	2016	ISO/IEC 27001:2013	AdMedika	British Standards Institution (BSI)	2019
30	2016	ISO 9001:2008	Telkom Akses	British Standards Institution (BSI)	2017
31	2016	CIQS 2000:2009	Telkom Akses	TPCC	2019
32	2016	ISO 9001:2008	Patrakom	TUV Rheinland Cert GmbH Am Grauen Stein – 51105 KoIn	2018
33	2017	OHSAS 18001:2007	Patrakom	TUV Rheinland Cert GmbH Am Grauen Stein – 51105 KoIn	2020
34	2017	ISO9001:2015	Telkom Akses	British Standards Institution (BSI)	2019
35	2017	OHSAS 18001:2007	Telkom Akses	British Standards Institution (BSI)	2019
36	2017	Payment Card Industry Data Security	Telkom Sigma	TUV Rheinland	2018
37	2017	ISO/IEC 27001:2005	Finnet	TUV Rheinland	2020

TELKOM ORGANIZATIONAL STRUCTURE

The following organizational structure is the latest version as of December 31, 2017.

TELKOM ORGANIZATIONAL STRUCTURE

Board of Director
President Director (Alex Janangkih Sinaga)
COO
CEO'S Office
CORPORATE OFFICE
BUSINESS UNIT
Director of Enterprise & Business Service (COO) (Dian Rachmawan)
Director of Consumer Service (CRO) (Mas'ud Khamid)
Director of Wholesale & International Service (Abdus Somad Arief)
Director of Network, IT & Solution (Zulkifli Abidin)
Director of Digital & Strategic Portofolio (David Bangun)
Director of Finance (Harry M. Zen)
Director of Human Capital Management (Herdy Rosadi Harman)
SVP Corporate Secretary (Afriwandi)
SVP Internal Audit (Harry Suseno Hadisoebroto)
SVP Program Management Office (Ikhsan)
AVP Secretary of Directorate EBIS
VP Enterprise Planning Strategy (Yusron Haryadi)
VP Enterprise Bussines Development (Dudy Effendi)
VP Enterprise Parenting Operation (Bagyo Nugroho)
VP Enterprise Performance Integration (Joni Heri)
AVP Secretary of Directorate CONS
VP Planning & Resource Management
VP Marketing Management (Jemy V. Confido)
OVP Consumer Fulfillment (Sujito)
OVP Consumer Assurance (Agus Winarno)
AVP Secretary of Directorate WINS
VP Wholesale & International Development (Mohamad Ramzy)
VP Wholesale & International Voice (Erik Orbandi)
VP Wholesale & International Network Service (Bastian Sembiring)
AVP Secretary of Directorate NITS
VP Infrastructure Strategy & Governance (Era Kamali Nasution)
VP IT Strategy & Governance (Sihmirmo Adi)
VP Solution (Admiral Dasrin)
VP Infrastructure Management (Moh Riza Sutjipto)
AVP Secretary of Directorate DSP
SVP Synergy & Portfolio (Pramasaleh Hario Utomo)
VP Portfolio Management (Kukuh Pribadijanto)
EVP Strategic Investment (Setyanto Hantoro)
VP Strategic Investment Planning (Yusuf Wibisono)
VP Strategic Investment Execution (Bhimo Aryanto)
SVP Media & Digital Business (Joddy Hernady)
VP Media & Digital Strategy & Development (Ign. Wiseto Prasetyo Agung)
VP Media & Digital Parenting & Performance (Asli Brahmana)
VP Corporate Strategic Planning (Torkis Ropinda Sihombing)
AVP Sekretariat Direktorat KEU
SVP Financial Planning & Analysis (Edi Witjara)
VP Budgeting & Analysis (Devindra Kamal)
VP Subsidiaries & Business Alignment (Devy Alzy)
Financial Controller Team
VP Risk & Process Management (M. Noor Hidayat)
VP Investor Relation (Andi Setiawan)
VP Corporate Finance & Financial Policy (Siti Rakhmawati)
AVP Sekretariat Direktorat HCM
VP HC Strategic Management (Dwi Heriyanto B)
VP HC Development (Dharma Syahputra)
VP HC Organizational Effectiveness (Djonet Hartono)
VP Telkom Smart Office (Ardi Purwanto)
Personal Assistant BOD
VP Corporate Communication (Arif Prabowo)
VP Regulatory Management (Henry Christiadi)
VP Corporate Office Support (Hardi Purwanto)
VP Legal & Compliance (Junian Sidharta)
VP Planning & Development Audit (Imam Santoso)
VP Infrastructure & Operation Audit (Rahadian Krishna Sundara)
VP Information Technology Audit (Setia Dwi Kusumawardani)
VP Integrated & Financial Audit (Agus Widjajanto)
PMO Controller Team
AVP PMO Planning & Design
AVP Monitoring & Reporting
AVP Communications & Supporting
EVP Enterprise Service Division (Siti Choiriana)
EVP Business Service Division (Tri Gunadi)
EVP Government Service Division (Mohammad Salsabil)
ICTO Project Business Service (Wahjudjati)
MILES Project Business (Natal Iman Ginting)
EGM TV Video Division (Aris Hartoni)
EVP Wholesale Service Division (Priyono)
EGM Service Operation Division (Herlan Wijanarko)
EGM Service & Solution Division (Imam Santoso)
EGM Planning & Deployment Division (Revolin Simulsyah)
EGM Information Technology (Alip Priyono)
Satellite Project of Telkom (Tonda Priyanto)
EGM Digital Service Division (Arief Musta'in)
Project CFU Transformation (Saiful Hidajat)
SGM SSO Finance Center (Fajar Wibawa)
SGM SSO Procurement & Sourcing Center (Weriza)
SGM Asset Management Center (Heru Kurniawan)
Project T-ISCM
SGM Assessment Center Indonesia (Teuku Zilmahram)
SGM Community Development Center (Mochamad Sulthonul Arifin)
SGM Human Capital Business Partner Center (Yul Martin)
SGM Telkom Corporate University Center (Danang Baskoro Dwinugroho)
EVP Telkom Regional I (Stanislaus Susatyo)
EVP Telkom Regional II (Teuku Muda Nanta)
EVP Telkom Regional III (I Ketut Budi Utama)
EVP Telkom Regional IV (Joko Raharjo)
EVP Telkom Regional V (Suparwiyanto)
EVP Telkom Regional VI (Edwin Aristiawan)
EVP Telkom Regional VII (Aris Devi Tjahjanto)

PROFILE OF BOARD OF COMMISSIONERS

MEMBER BOARD OF COMMISSIONER AS OF DECEMBER 31, 2017

HENDRI SAPARINI

President Commissioner

Personal

Born    : Kebumen, June 16, 1964

Age      : 53 years old

Citizenship and Domicile

Hendri Saparini is 53 years old and was born in Kebumen, on June 16, 1964. She is an Indonesian citizen and lives in Jakarta. Besides being President Commissioner, Hendri Saparini known as the Founder Center of Reformation (CORE) Indonesia as well as member of the National Economic and Industry Committee.

Education

Hendri Saparini’s educational background is a Bachelor’s degree from Gadjah Mada University majoring in Economics in 1988, a Masters of International Development Policy, and Doctoral degree on International Political Economy, both from University of Tsukuba, Japan.

Position and Basic Appointment

Her position of being a President Commissioner of Telkom is in accordance with the basis of appointment as a member of BOC that is not an Independent Commissioner, which is documented in Minister of State Owned Enterprise Letter No.SR‑7777/MBU/2/2014 about proposal to change the board of PT Telkom Indonesia (Persero) Tbk, which was read at the Extraordinary General Meeting of Shareholder dated December 19, 2014. This decision is effective from December 19, 2014 until the  5th Annual General Meeting of Shareholder since her appointment.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	Member of National Economic and Industry Committee	2016 – now
2	Think Tank Independent, CORE Indonesia	2013 – now
3	Guest Lecturer at LAN, Lemhanas and various Government Institutions	2009 – now
4	Budgetary Consultant for the Indonesian House of Representative Secretariat General	2009 – 2012
5	Managing Director, ECONIT Advisory Group	2005 – 2013
6	Member Committee OJK Development of Sharia Service	2004 – now

HADIYANTO

Commissioner

Personal

Born    : Ciamis, October 10, 1962

Age      : 55 years old

Citizenship and Domicile

Hadiyanto is 55 years old and was born in Ciamis, on October 10, 1962. He is an Indonesian citizen and lives in Bogor. In addition to being a member of Telkom BOC, Hadiyanto is also a Secretary General of the Ministry of Finance.

Education

Hadiyanto’s educational background is a Bachelor’s degree from Padjadjaran University majoring in Law, a Master of Law (LLM) from Harvard University Law School in the United States, and a Doctoral degree in Law from Padjadjaran University, Bandung.

Position and Basic Appointment

His position of being a Commissioner of Telkom is in accordance with the basis of appointment as a member of BOC that is not an Independent Commissioner, which is documented in Minister of State Owned Enterprise Letter No.SR‑244/MBU/2012 about change to the Board of the Commissioner of the Company, which was read at the Annual General Meeting of Shareholder dated May 11, 2012. This decision is effective from May 11, 2012 until the 5th Annual General Meeting of Shareholder since his appointment.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	General Director for State Asset of the Ministry of Finance	2006 – 2016
2	President Commissioner, PT Garuda Indonesia Tbk	2007 – 2012
3	President Commissioner of PT Bank Export Indonesia	2007 – 2009
4	Head of the Legal of Secretariat General of the Ministry of Finance	2005 – 2006
5	Alternative Executive Director, World Bank	2003 – 2005

RINALDI FIRMANSYAH

Commissioner

Personal

Born    : Tanjung Pinang, June 10, 1960

Age      : 57 years old

Citizenship and Domicile

Rinaldi Firmansyah is 57 years old and was born in Tanjung Pinang, on June 10, 1960. He is an Indonesian citizen and lives in Jakarta. In addition to being a member of Telkom BOC, Rinaldi Firmansyah also as Advisory Board Member at Daestrum Capital, Managing Partner at Fidelitas Capital, Commissioner of PT Elnusa Tbk, and Commissioner of PT Bluebird Tbk.

Education

Rinaldi Firmansyah’s educational background is a Bachelor's degree from Bandung Institute of Technology in 1985, a Master of Business Administration from IPMI in 1988, and a Doctoral degree in Management from Padjadjaran University in 2014.

Position and Basic Appointment

His position of being an Independent Commissioner of Telkom is in accordance with the basis of appointment as a member of BOC that is an Independent Commissioner, which is documented in Minister of State Owned Enterprise Letter No.SR‑209/MBU/04/2015 about proposal to change the board of the Company, which was read at the Annual General Meeting of Shareholder dated April 17, 2015 and the transfer of his position as Commissioner, pursuant to Ministerial Letter No. SR‑246/MBU/04/2017 dated April 21, 2017, on the proposed Amendment of the Management of the Company, which was read in the Annual General Meeting of Shareholders (AGMS) on April 21, 2017. This decision is effective from April 17, 2015 until the 5th Annual General Meeting of Shareholder since his appointment.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	Advisory Board Member of Daestrum Capital	2016 – now
2	Commissioner of PT Indosat Tbk	2015
3	Commissioner of PT Elnusa Tbk	2014 – now
4	Commissioner of PT Bluebird Tbk	2013 – now
5	President Commissioner of PT PLN Batam	2013 – 2016
6	CEO, PT Telekomunikasi Indonesia Tbk	2007 – 2012
7	CFO, PT Telekomunikasi Indonesia Tbk	2004 – 2007

DOLFIE OTHNIEL FREDRIC PALIT

Independent Commissioner

Personal

Born    : Kijang, Kepulauan Riau, October 27, 1968

Age      : 49 years old

Citizenship and Domicile

Dolfie Othniel Fredric Palit is 49 years old and was born in Kijang, Kepulauan Riau, on October 27, 1968. He is an Indonesian citizen and lives in Jakarta. In addition to being a member of Telkom BOC, he is an Expert Staff of the Coordinating Minister for Human Development and Culture.

Education

Dolfie Othniel Fredric Palit’s educational background is a Bachelor’s degree from Bandung Institute of Technology  in 1995.

Position and Basic Appointment

His position of being a Commissioner of Telkom is in accordance with the basis of appointment as a member of BOC that is not an Independent Commissioner, which is documented Minister of State Owned Enterprise Letter No.SR-7777/MBU/2/2014 about proposal to change the board of PT Telkom Indonesia (Persero) Tbk, which was read at the Extraordinary General Meeting of Shareholder dated December 19, 2014 and the transfer of his position as Independent Commissioner, pursuant to Ministerial Letter No. SR-246/MBU/04/2017 dated April 21, 2017, on the proposed Amendment of the Management of the Company, which was read in the Annual General Meeting of Shareholders (AGMS) on April 21, 2017. This decision is effective from April 21, 2017 until the 5th Annual General Meeting of Shareholder since his appointment.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	Bank Century Supervisory team	2012 – 2014
2	Member of Budget Committee of House of Representative	2012 – 2014
3	Members of Indonesian House of Representative	2009 – 2014
4	Special Committee of the Law on the Healthcare and Social Security Agency	2011
5	Coordinator, Indonesia Corruption Watch (ICW)	2010
6	Executive Director, Institute for Strategic Consulting (Strategic Planning) Research Policy and Local Autonomy (REKODE)	2004 – 2009
7	Executive Director, Bumi Indonesia Hijau Foundation	2001 – 2003

MARGIYONO DARSASUMARJA

Independent Commissioner

Personal

Born    : Klaten, September 14, 1976

Age      : 41 years old

Citizenship and Domicile

Margiyono Darsasumarja is 41 years old and was born in Klaten, on September 14, 1976. He is an Indonesian citizen and lives in Jakarta.

Education

Margiyono Darsasumarja’s educational background is a Bachelor’s degree from University of Indonesia majoring in Law in 2008, and a Master’s degree in Cyber Law from the School of Law University of Leeds in 2012.

Position and Basic Appointment

His position of being an Independent Commissioner of Telkom is in accordance with the basis of appointment as a member of BOC that is an Independent Commissioner, which is documented in Minister of State Owned Enterprise Letter No.SR‑209/MBU/04/2015 about proposal to change the board of The Company, which was read at the Annual General Meeting of Shareholder at April 17, 2015 and his position changes from Commissioner into Independent Commissioner based on the Minister of State Owned Enterprise Letter No. SR‑241/MBU/04/2016 dated April 22, 2016 about proposal to change the board of The Company which was read at the Annual General Meeting of Shareholder at April 22, 2016. This decision is effective from April 22, 2016 until the 5th Annual General Meeting of Shareholder since his first appointment.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	Coordinator of Advocacy and Partnership for Government Reform of the Bureaucracy reform Project	2012 – 2015
2	Lecturer In Law and Media Ethics at Bakrie University	2012 – 2014
3	Media Development Manager at Voice of Human Rights Media	2001 – 2011

PAMIJATI PAMELA JOHANNA WALUYO

Independent Commissioner

Personal

Born    : Jakarta, June 20, 1958

Age      : 59 years old

Citizenship and Domicile

Pamijati Pamela Johanna Waluyo is 59 years old and was born in Jakarta, on June 20, 1958. She is an Indonesian citizen and lives in Jakarta.

Education

Pamijati Pamela Johanna Waluyo’s educational background is a Master’s degree from the University of Tech. Delft, Netherlands in 1983.

Position and Basic Appointment

Her position of being Independent Commissioner of Telkom is in accordance with the basis of appointment as a member of BOC that is an Independent Commissioner, which is documented in Minister of State Owned Enterprise Letter No. SR‑209/MBU/04/2015 about proposal to change the board of The Company, which was read at the Annual General Meeting of Shareholder dated April 17, 2015. This decision is effective from April 17, 2015 until the 5th Annual General Meeting of Shareholder since his appointment.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	Director of Corporate Marketing, Obession Media Group	2014 – 2015
2	Assistant Director of Sales and Marketing, Metro TV	2006 – 2014
3	Corporate Public Relations, Metro TV & Media Group	2000 – 2006

CAHYANA AHMADJAYADI

Independent Commissioner

Personal

Born    : Garut, July 12, 1955

Age      : 62 years old

Citizenship and Domicile

Cahyana Ahmadjayadi is 62 years old and was born in July 12, 1955 in Garut. He is an Indonesian citizen and lives in Bandung.

Education

Cahyana Ahmadjayadi’s educational background is a Bachelor's degree of industrial engineering from Bandung Institute of Technology in 1980, Master degree in Law from University of Padjajaran in 2004, a Doctoral degree in Cyber Law from University of Padjajaran in 2010.

Position and Basic Appointment

Her position of being Independent Commissioner of Telkom is in accordance with the basis of appointment as a member of BOC that is an Independent Commissioner, which is documented in Minister of State Owned Enterprise Letter No. SR‑246/MBU/04/2017 about proposal to change the board of The Company, which was read at the Annual General Meeting of Shareholder dated April 21, 2017. This decision is effective from April 21, 2017 until the 5th Annual General Meeting of Shareholder since his appointment.

Previous work experience and its time period are presented as follows ion
No.	Position	Period
1	Commissioner, PT Bank Mandiri (Persero)	2010-2013
2	Expert staff, Ministry of Communication and Informatics	2011
3	Founder Pengelola Nama Domain Internet Indonesia (PANDI)	2006
4	Directorate of General Telematics Application- Ministry of Communication and Informatics	2005
5	Deputy for Communication & Infrormation Network, Ministry of Communication and Informatics	2002
6	Head of Telkom Regional V Division, West Java	1993

MEMBER BOARD OF COMMISSIONER ENDED IN 2017

DEVY W. SURADJI

Commissioner

Period : April 21, 2017 – December 22, 2017

Personal

Born    : Jakarta, April 9, 1970

Age      : 47 years old

Citizenship and Domicile

Devy W. Suradji is 47 years old and was born in April 9, 1970 in Jakarta. She is an Indonesia Citizen and lives in Jakarta. In addition to being a member of Telkom BOC, Devy W. Suradji is Special Expert Staff of the Minister of SOE.

Education

Devy W. Suradji educational background is Bachelor’s degree in Aquaculture, Faculty of Fishery from Bogor Agricultural University in 1993, a Master of Science in Health and Environmental Management, Departement of Biology and Environmental Science, University of New Haven, Connectocut-USA in 1996.

Position and Basic Appointment

Her position of being a Commissioner of Telkom is in accordance with the basis of appointment as a member of BOC that is not an Independent Commissioner, which is documented in Minister of State Owned Enterprise Letter No.SR‑246/MBU/04/2017 about proposal to change the board of The Company, which was read at the Annual General Meeting of Shareholder dated April 21, 2017. Devy W. Suradji has ended his position, duties and responsibilities as Commissioner of Telkom since his appointment as a member of the Board of Directors in other SOE on December 22, 2017.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	Special Expert Staff of the Minister of SOE	2017 - now
2	President Commissioner of the Board of Commissioner for PT Alam Bukit Tiga Puluh	2012 – now
3	Interim Operations Director WWF-Indonesia	2016 – 2017
4	Marketing Director (Marketing and Communication Director) WWF - Indonesia	2009 –2017
5	WWF-International Fundraising Council	2012–2016
6	President Director PT Panda Lestari	2011 - 2013

PONTAS TAMBUNAN

Commissioner

Period : April 22, 2016 – April 21, 2017

Personal

Born    : Jakarta,  February 16, 1961

Age      : 57 years old

Citizenship and Domicile

Pontas Tambunan is 57 years old and was born in February 16, 1961 in Jakarta. He is an Indonesian citizen and lives in Bekasi. In addition to being a member of Telkom BOC, Pontas Tambunan is also as Deputy for the Consturction and Transportation Facilities of Ministry of SOE.

Education

Pontas Tambunan’s educational background is a Bachelor's degree of Law from Tarumanegara University in 1986, and a Master from Gadjah Mada University in 2006.

Position and Basic Appointment

His position of being a Commissioner of Telkom is in accordance with the basis of appointment as a member of BOC that is not an Independent Commissioner, which is documented in Minister of State Owned Enterprise Letter No. SR‑241/MBU/04/2016 about proposal to change the board of The Company, which was read at the Annual General Meeting of Shareholder dated April 22, 2016. Pontas Tambunan ended his position, duties and responsibilities as Commissioner of Telkom in accordance with the resolution of the AGMS on April 21, 2017.

Previous work experience and its time period are presented as follows

No.	Position	Period
1	Deputy for the Consturction and Transportation Facilities of Ministry of SOE	2015 - now
2	Commissioner PT Pertamina EP	2015 – 2016
3	Finance Director of PT Perkebunan Nusantara V	2012 – 2015
4	Assistant Deputy for the Infrastructure and Logistic I Business Sector, Ministry of SOE	2010 – 2012
5	Commissioner of Pelabuhan Indonesia II (Persero)	2010 – 2012
6	Commissioner of PT Sucofindo (Persero)	2010 – 2012
7	Assistant Deputy for the Transportation Facilities Business Sector, Ministry of SOE	2006 – 2012
8	Commissioner of PT Wijaya Karya (Persero) Tbk	2001 – 2012

EDUCATION, TRAINING, SEMINAR AND CONGRESS

To improve the competence of the members of the Board of Commissioners, Telkom provides an opportunity for members of the Board of Commissioners to participate in education and training throughout the financial year 2017.

No	Education/Training	Commissioner Name	Time	Place
1	Mobile World Congress	1.Hendri Saparini 2.Dolfie Othniel Fredric Palit 3.Pamijati Pamela Johanna Waluyo	February 27 – 30, 2017	Barcelona, Spanyol
2	Update Knowledge – Start Up	1.Dolfie Othniel Fredric Palit 2.Margiyono Darsasumarja	May 8 – 11, 2017	Mumbai and Bangalore, India
3	Update Knowledge Technology (Silicon Valley)	1.Hendri Saparini 2.Rinaldi Firmansyah 3.Pamijati Pamela Johanna Waluyo	May 15 – 18, 2017	San Fransisco, USA
4	7th Corporate University and Corporate Learning Summit 2017	Hadiyanto	June 7-9, 2017	Berlin, Germany
5	Cyber Risk Forum	Margiyono Darsasumarja	September 7 – 8, 2017	Las Vegas, USA
6	Panel Discussion of IKAI	Cahyana Ahmadjayadi	September 14, 2017	Jakarta, Indonesia
7	Risk Management Conference	Rinaldi Firmansyah	September 24 – 27, 2017	Toronto, Canada
8	Focus Group Discussion Ministry of SOE	1.Devy W. Suradji 2.Rinaldi Firmansyah 3.Pamijati Pamela Johanna 4.Margiyono Darsasumarja 5.Cahyana Ahmadjayadi	October 3, 2017	Bogor, Indonesia
9	Risk Governance Master Class	Cahyana Ahmadjayadi	November 6 – 7, 2017	Singapore
10	Update Knowledge Technology (Satellite)	1.Hendri Saparini 2.Rinaldi Firmansyah 3.Cahyana Ahmadjayadi	November 20 – 23, 2017	San Francisco & Toronto
11	Benchmark Study Implementation of Enterprise Architecture and Digital Transformation	Hadiyanto	November 20 – 24, 2017	Canberra, Australia

COMMISSIONER AFFILIATION RELATIONSHIPS

In accordance with the principle of transparency to implement GCG, Telkom declares affiliation with the other member of the Board of Commissioners and major shareholders, including the name of the affiliated party.

Board of Commisioners (BOC)	Financial Relationship with						Familial Relationship with
	BOC		BOD		Controlling Shareholder(1)		BOC		BOD		Controlling Shareholder(1)
	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No
Hendri Saparini		√		√		√		√		√		√
Hadiyanto		√		√		√		√		√		√
Rinaldi Firmansyah		√		√		√		√		√		√
Dolfie Othniel Fredric Palit		√		√		√		√		√		√
Margiyono Darsasumarja		√		√		√		√		√		√
Pamijati Pamela Johanna Waluyo		√		√		√		√		√		√
Cahyana Ahmadjayadi*		√		√		√		√		√		√
Devy W. Suradji*		√		√		√		√		√		√
Pontas Tambunan **		√		√		√		√		√		√

NOTE :

(1)   The controlling shareholder in this instance is the Government of Indonesia represented by the Minister of SOE as a primary shareholder

*   in position since April 21, 2017

**    no longer in position since April 22, 2017

DECLARATION OF INDEPENDENCE

We requires Independent Commissioners to sign a Statement of Independence for Independent Commissioner when Independent Commissioner has served for more than two (2) periods. Until now, the drafting of this report, our Independent Commissioners have served since 2015 and 2016 so as not to serve more than two (2) periods.

PROFIL OF DIRECTORS

DIRECTORS AS OF DECEMBER 31, 2017

ALEX J. SINAGA

President Director

Personal

Born    : Pematang Siantar, September 27, 1961

Age      : 56 years old

Citizenship and Domicile

Alex J. Sinaga is 56 years old and was born in Siantar, September 27, 1961. He is an Indonesian citizen, and lives in Jakarta. Other than being the President Director of Telkom, Alex J. Sinaga is also the President Commissioner of Telkomsel.

Education

Alex J. Sinaga education background is a Bachelor degree in Electrical Engineering from Bandung Institute of Technology and a Master’s degree in Telematics from the University of Surrey, Guidford-England.

Position and Basic Appointment

His position as the President Director of Telkom is in accordance with Extraordinary General Meeting of Shareholders (EGMS) of Telkom dated December 19, 2014. The decision is effective from December 19, 2014 to the present. While the position as President Commissioner of PT Telkomsel based on the Resolutions of the Shareholders of Telkomsel effective January 1, 2015.

Previous work experience and the time period is presented as follows:

No.	Position	Period
1	President Director of Telkomsel	2012 – 2014
2	President Director of Multimedia Nusantara	2007 – 2012
3	Executive General Manager for Enterprise Service Division	2005 – 2007
4	Executive General Manager for Fixed Wireless Network Division	2002 – 2005
5	Senior Manager Business Performance Regional Division II Jakarta	2002
6	General Manager Telkom West Jakarta	2000 – 2002
7	General Manager Telkom West Surabaya	1998 – 1999
8	General Manager Telkom Malang	1997 – 1998

HARRY M. ZEN

Director of Finance

Personal

Born    : Tanjung Pinang,  January 9, 1969

Age      :  49 years old

Citizenship and Domicile

Harry M. Zen is 49 years old and was born in Tanjung Pinang, on January 9, 1969. He is an Indonesian citizen and lives in Jakarta. Other than being Director of Finance, Harry M. Zen is also the President Commissioner of GSD (Telkom Property) and a Commissioner of Telkomsel.

Education

Harry M. Zen’s educational background is a Bachelor’s degree majoring in  Metallurgy, Faculty of Engineering University of Indonesia and MBA in Corporate Finance and Financial Institutions & Market from the State University of New York at Buffalo.

Position and Basic Appointment

His position as the Finance Director of Telkom is in accordance with Annual General Meeting of Shareholders (AGMS) of Telkom on April 22, 2016. The decision is effective from April 22, 2016 to the present.

Previous work experience and the time period is presented as follows:

No.	Position	Period
1	President Director PT Credit Suisse Securities Indonesia	2008 – 2015
2	Director Barclays Capital	2007 – 2008
3	Co-Head Investment Banking, PT Bahana Securities	2001 – 2007
4	Assistant Vice President Citi Global Corporate Banking, Citibank Co.	1996 – 2001
5	Official Assistant Citi Global Consumer Banking, Citibank Co.	1993 – 1994

ABDUS SOMAD ARIEF

Director of Wholesale and International Service

Personal

Born    : Sidoarjo,  September 25, 1963

Age      :  54 years old

Citizenship and Domicile

Abdus Somad Arief is 54 years old and was born in Sidoarjo, on September 25, 1963.  He is an Indonesian citizen and lives in Jakarta. Other than being Director of Wholesale and International Service and also as the President Commissioner of PT Telekomunikasi Indonesia International (Telin).

Education

Abdus Somad Arief’s educational background is a Bachelor's degree majoring in Electro Engineering and a Master's degree in Information and Technology Systems from Bandung Institute of Technology.

Position and Basic Appointment

His position as the Wholesale and International Service Director of Telkom is in accordance with Extraordinary General Meeting of Shareholders (EGMS) of Telkom on December 19, 2014. While the position as Wholesale and International Service Director based on the resolution of the Annual General Meeting of Shareholders (AGMS) of Telkom on April 21, 2017. The decision is effective to the present.

Previous work experience and its time period are presented as follows:

No	Position	Period
1	President Commisioner, PT Infrastruktur Telekomunikasi Indonesia (Telkom Infra)	2015 – 2017
2	President Commisioner, PT. Teltranet Aplikasi Solusi (Telkom Telstra)	2015 – 2017
3	Network & IT Solution Director, Telkom	2014 – 2017
4	Commissioner, PT Sigma Cipta Caraka (Telkom Sigma)	2015
5	Commissioner, PT Telekomunikasi Selular (Telkomsel)	2015
6	Commissioner, PT Daya Mitra Telekomunikasi (Mitratel)	2012 – 2014
7	Network Director, Telkomsel	2012 – 2014
8	President Commisioner, PT Pramindo Ikat Nusantara	2011 – 2012
9	Executive General Manager Enterprise Service Division, Telkom	2009 – 2012
10	Commissioner, PT Infomedia Nusantara	2010 - 2011
11	Vice President of Business Development, Telkom	2008 – 2009
12	Deputy Executive General Manager Enterprise Service Division, Telkom	2007 – 2008

HERDY ROSADI HARMAN

Director of Human Capital Management

Personal

Born    : Bandung,  June 28, 1963

Age      : 54 years old

Citizenship and Domicile

Herdy Rosadi Harman is 54 years old and was born in Bandung, on June 28, 1963. He is an Indonesian citizen and lives in Jakarta. Other than being Director of Human Capital Management, he  is also a Commissioner of GSD (Telkom Property) and a President Commissioner of Infomedia.

Education

Herdy Rosadi Harman’s educational background is a Bachelor's degree from Padjdjaran University majoring in Law. He has a MBA degree from the Asian Institute Management Philippines-Institute Management Telkom University and Master of Law (LLM) from American University, Washington DC, the United States.

Position and Basic Appointment

His position as the Human Capital Management Director of Telkom is in accordance with Extraordinary General Meeting of Shareholders (EGMS) of Telkom on December 19, 2014. The decision is effective from December 19, 2014 to the present.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	Director of Human Capital Management, Telkomsel	2012 – 2014
2	VP Regulatory Management, Telkom	2007 – 2012
3	VP Legal & Compliance, Telkom	2006 – 2007
4	General Manager Management Support, Telkom	2004 – 2006

DIAN RACHMAWAN

Director of Enterprise & Business Service

Personal

Born    : Surabaya, May 14, 1964

Age      : 53 years old

Citizenship

Dian Rachmawan is 53 years old and was born in Surabaya, on May 14, 1964. He is an Indonesian citizen and lives in Bogor. Other than being Director of Enterprise & Business Service, he  is also the President Commissioner of Telkom Telstra since May 2017.

Education and Domicile

Dian Rachmawan’s educational background is a Bachelor's degree from Sepuluh November Institute of Technology majoring in Electro and Telecommunication Engineering in 1987. He has a Master's degree in Communication and Real Time System, Telecommunication Engineering from University of Bradford, England in 1994.

Position and Basic Appointment

His position as the Enterprise & Business Service Director of Telkom is in accordance with the resolution of the Annual General Meeting of Shareholders (AGMS) of Telkom on April 21, 2017 and his previous position as Consumer Service Director of Telkom in accordance with the Extraordinary General Meeting of Shareholders (EGMS) dated December 19, 2014.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	Enterprise & Business Service Director, PT Telkom	Apr 2017 – now
2	Consumer Service Director, PT Telkom	Dec 2014 – Apr 2017
3	CEO, PT Telekomunikasi Indonesia International (Hongkong) Limited	2011 – 2014
4	Director of Network Operation & Engineering Business & Partnership Development, PT Telkom Indonesia International	2007 – 2011
5	Executive General Manager Division of Fixed Wireless Network, PT Telkom	2005 – 2007
6	General Manager, Telkom South Jakarta	2004 – 2005
7	General Manager for Interconnection & Partnership for Regional Division II Jakarta, PT Telkom	2001 – 2004
8	AVP Interconnection Planning, Head Quarter, PT Telkom	2000 – 2001

DAVID BANGUN

Director of Digital & strategic Portfolio

Personal

Born    : Bandung, September 5, 1965

Age      : 52 years old

Citizenship and Domicile

David Bangun is 52 years old and was born in Bandung, September 5, 1965. He is an Indonesian citizen and lives in Bandung. Other than being Director of Digital & Strategic Portfolio, he  is also the President Commissioner of Metranet and Metra Digital Investama (MDI).

Education

David Bangun’s educational background is a Bachelor's degree of Electrical Engineering from Bandung Institute of Technology and a Master of Engineering in Electrical Engineering from Cornell University New York, USA.

Position and Basic Appointment

His position as the Digital & Strategic Portfolio Director of Telkom is in accordance with the Annual General Meeting of Shareholders (AGMS) of Telkom on April 21, 2017. The decision is effective from April 21, 2017 to the present.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	President Director PT Dayamitra Telekomunikasi (Mitratel)	2014 – 2017
2	Executive General Manager Network of Broadband	2013 – 2014
3	Commissioner PT Telkom Internasional	2011 - 2014
4	Executive General Manager Infratel	2011 – 2013
5	Vice President Infrastructure & Service Planning	2009 – 2011
6	Assistant Vice President Investment Analysis	2007 - 2009

ZULHELFI ABIDIN

Director of Network & IT Solution

Personal

Born    : Bukittinggin January 1, 1962

Age      : 55 years old

Citizenship and Domicile

Zulhelfi Abidin is 55 years old and was born in Bukittinggi, on January 1, 1962. He is an Indonesian citizen and lives in Jakarta. Other than being Director of Network & IT Solution, he  is also the President Commissioner of Telkom Infra.

Education

Zulhelfi Abidin’s educational background is a Bachelor's degree from Bandung Institute of Technology majoring in Information Engineering. He has a Master's degree in Computer Science from University of Wollongong, Australia.

Position and Basic Appointment

His position as the Network & IT Solution Director of Telkom is in accordance with General Meeting of Shareholders (GMS) of Telkom on April 21, 2017. The decision is effective from April 21, 2017 to the present.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	Director of BRI	2015 –2017
2	Senior Executive Vice President, BRI	2014 –2015
3	Commissioner, Bank BRI Syariah	2012 –2015
4	Head of Information Systems Technology Division, BRI	2007 –2014

MAS’UD KHAMID

Director of Consumer Service

Personal

Born    : Gersik, December 12, 1964

Age      : 53 years old

Citizenship and Domicile

Mas’ud Khamid is 53 years old and was born in Gresik, on December 12, 1964. He is an Indonesian citizen and lives in Surabaya. Other than being Director of Consumer Service, he  is also the President Commissioner of PT Telkom Akses.

Education

Ma’ud Khamid’s educational background is a Bachelor's degree from Sepuluh November Institute of Technology majoring in Engineering Physics in 1989. Senior Executive Program and Global Leadership Program from Kellogg School Management Northwestern University of Chicago in 2006 and 2009 and Executive Education in Harvard Business School in 2015.

Position and Basic Appointment

His position as the Consumer Service Director of Telkom is in accordance with Annual General Meeting of Shareholders (AGMS) of Telkom on April 21, 2017.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	Chief of Commissioner, PT Sigma Citra Caraka (Telkom Sigma)	2015 - 2017
2	Director of Sales, PT Telekomunikasi Selular (Telkomsel)	2012 - 2017
3	Commissioner PT PINS Indonesia	2012 - 2014
4	Executive General Manager Telkom Flexi, PT Telkom Indonesia	2011 - 2012
5	Commissioner PT Metra Digital Media	2011 - 2012
6	Executive General Manager Telkom West Area, PT. Telkom Indonesia	2010 - 2011
7	Executive General Manager Regional Jakarta Division, PT. Telkom Indonesia	2008 - 2010
8	Executive General Manager Jatim Division, PT. Telkom Indonesia	2007 - 2008

MEMBER OF THE BOARD OF DIRECTORS ENDED IN 2017

INDRA UTOYO

Director of Digital & Strategic Portfolio (as of March 15, 2017)

Personal

Born    : Bandung,  February 17, 1962

Age      :  56 years old

Citizenship and Domicile

Indra Utoyo is 56 years old and was born in Bandung, on February 17, 1962. He is an Indonesian citizen and lives in Bandung. Other than being Director of Digital & Strategic Portfolio, he is also the President Commissioner of Metra Digital Investama (MDI) and a  Commissioner of Telkom Metra.

Education

Indra Utoyo’s educational background is a Bachelor’s degree from Bandung Institute of Technology with major in Electro Telecommunication Engineering. He has an Master degree in Communication and Signal Processing from Imperial College of Science, Technology and Medicine, University of London, England.

Position and Basic Appointment

His position as the Digital & Strategic Portfolio Director of Telkom is in accordance with Extraordinary General Meeting of Shareholders (EGMS) of Telkom on May 11, 2012. The decision is effective from May 11, 2012 to March 15, 2017.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	Director of IT Solution & Supply, Telkom	2007 – 2012
2	Senior General Manager Information System Center Telkom	2005 – 2007

HONESTI BASYIR

Director of Wholesale and International Service also acting as Director of Enterprise & Business Service (as of April 20, 2017)

Personal

Born    : Padang,   June 24, 1968

Age      :  49 years old

Citizenship and Domicile

Honesti Basyir is 49 years old and was born in Padang, on June 24, 1968. He is an Indonesian citizen and lives in Bandung. Other than being Director of Wholesale and International Service, he is also acting as Director of Enterprise & Business Service (since September 13, 2016), the President Commissioner of Telin and Telkom Metra.

Education

Honesti Basyir’s educational background is a Bachelor's degree Bandung Institute of Technology with major in Industrial Engineering. He has a Master's degree in Corporate Finance from Bandung School of Management.

Position and Basic Appointment

Previously, he served as Finance Director, accordance to AGSM Telkom in May 11, 2012 and as Wholesale and International Service Director of Telkom is in accordance with Extraordinary General Meeting of Shareholders (EGMS) of Telkom on December 19, 2014. The decision is effective from December 19, 2014 until April 20, 2017.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	Finance Director, Telkom	2012 – 2014
2	Vice President Strategic Business Development, Directorate IT Solution and Strategic Portfolio, Telkom	2012
3	Vice President Strategic Business Development, Strategic Investment & Corporate Planning, Telkom	2010 – 2012
4	Project Controller‑1, Project Management Office, Telkom	2009 – 2010
5	Assistant Vice President, Business & Finance Analysis, Telkom	2006 – 2009
6	Project Management Consultant, Garuda Maintenance Facility	1992 – 1993

EDUCATION, TRAINING, SEMINAR AND CONGRESS

To increase the competencies of the main leaders of Telkom, each member of the Board of Directors has the opportunity to participate in education and training throughout the financial year 2017.

No	Education/Training	Director Name	Time	Place
1	Speaker at ITB General Lecture	Alex J. Sinaga	February 8, 2017	Bandung
2	Participant of Executive Leadership Program (ELP) from the Ministry of SOE	Alex J. Sinaga	April 26, 2017	Bogor
3	Speaker at IBD Expo 2017	Alex J. Sinaga	September 20, 2017	Jakarta
4	Lecturer at Seminar “BUMN Hadir di Kampus”	Alex J. Sinaga	October 28, 2017	Jakarta
5	Assessment Corporate Governance Perception Index (CGPI) 2017	Alex J. Sinaga	November 9, 2017	Jakarta
6	Telco-exclusive Breakout Session at FinTech Festival	Alex J. Sinaga	November 15, 2017	Singapore
7	Speaker and Participant at Coordination meeting of SOE	Alex J. Sinaga	November 22, 2017	Bengkulu
8	Peer Review Accreditation Corporate Learning Improvement Process (CLIP) by The European Foundation for Management Development (EFMD)	Alex J. Sinaga	December 6, 2017	Jakarta
9	Assessment of Superior Performance Appraisal Criteria (KPKU) 2017	Alex J. Sinaga	December 11, 2017	Jakarta
10	Speaker at Seminar Digitalizing Wonderful Indonesia	Alex J. Sinaga	December 14, 2017	Jakarta
11	Executive Leadership Program	Abdus Somad Arief	April 28-29, 2017	Bandung
12	International Telecom Weeks	Abdus Somad Arief	May 16-17, 2017	USA
13	Capacity Asia 2017	Abdus Somad Arief	December 12, 2017	Hongkong
14	Rakernakas PGRI	Herdy Rosadi Harman	2017	Jakarta
15	CHCO Sharing Session SWA Magazine	Herdy Rosadi Harman	2017	Jakarta
16	Leadership Training BPJS	Herdy Rosadi Harman	2017	Jakarta
17	OJK Leadership Training	Herdy Rosadi Harman	2017	Jakarta
18	General Lecture of University of Jakarta	Herdy Rosadi Harman	2017	Jakarta
19	Indonesia Business Development the Ministry of SOE	Herdy Rosadi Harman	2017	Jakarta
20	General Lecture Padjajaran University	Herdy Rosadi Harman	2017	Bandung
21	Sharing Culture Development Paru Bandung Hospital	Herdy Rosadi Harman	2017	Bandung
22	Strategic Marger & Acquisition	David Bangun	January, 2017	USA
23	ELP 1 Batch 2 (Executive Leadership Program) SOE - Telkom	Zulhelfi Abidin	April 28 – 29, 2017	Bandung
24	Speaker “IT Leader Forum” with the topic “Shaping Change Through Leadership”	Zulhelfi Abidin	July 13, 2017	Bogor
25	Keynote Speaker “Workshop Global Security Threat & Trends Telkom Group”	Zulhelfi Abidin	August 23, 2017	Jakarta
26

Keynote Speaker Seminar, Topic : The Role of Broadband as a Competitive Advantage to Develop Indonesia’s Economy, Material Title: Telkom Broadband Infrastructure Readines to Accelerate Indonesia Broadband Plan

		Zulhelfi Abidin	December 6, 2017	Jakarta
27	Speaker at Social Bakers	Mas’ud Khamid	May 15-20, 2017	Republic of Czech

DIRECTORS AFFILIATIONS AND RELATIONSHIPS

In accordance with the principle of transparency to implement GCG, Telkom declares the affiliation with the other Board members, members of the Board of Commissioners and major shareholders, including the name of affiliated parties.

Directors (BOD)	Financial Relationship with						Family Relationship with
	BOC		BOD		Controlling Shareholder(1)		BOC		BOD		Controlling Shareholder(1)
	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No
Alex J. Sinaga		√		√		√		√		√		√
Harry M. Zen		√		√		√		√		√		√
Abdus Somad Arief		√		√		√		√		√		√
Herdy Rosadi Harman		√		√		√		√		√		√
Dian Rachmawan		√		√		√		√		√		√
David Bangun*		√		√		√		√		√		√
Zulhelfi Abidin*		√		√		√		√		√		√
Mas’ud Khamid*		√		√		√		√		√		√
Indra Utoyo**		√		√		√		√		√		√
Honesti Basyir***		√		√		√		√		√		√

NOTE :

(1)	Controlling Shareholder in this matter is the Indonesian government represented by the Ministry of State Owned Enterprises as the primary shareholder

*       in position since April 21, 2017

**     in position until March 15, 2017

***   in position until April 20, 2017

TELKOM INDONESIA EMPLOYEES

Employees are our most valuable asset. 24,065 of our employees work professionally throughout 2017 to realize our goal to transform ourselves to became digital telecommunication Company and at the same time, to accelerate the development of the digital economy of Indonesia. In line with that, we continue to build the digital competence and digital culture of our employees. This is our commitment to Indonesia today and in the future.

EMPLOYEE PROFILE

Based on education level

Bachelor
Diploma
Preuniversity
Postgraduate
11.4%
16.9%
17.6%
54.1%

Age ranges

4,572
8,490
11,003
12,000
10,000
8,000
6,000
4,000
2,000
0
<30 years
31-45 years
>45 years

75.8%
24.2%

24,065 Telkom Group Employees

58.0%
13,956 Telkom's Employees
42.0%
10,109 Subsidiaries' Employees

Employees with right working culture are Telkom's most valuable asset in achieving its vision to be "King of Digital. As of the end of 2017, Telkom Group has 24,065 employees comprising 13,956 employees of the parent Company and 10,109 employees of the subsidiaries. Continuing efforts to revitalize and improve the efficiency of human resources in previous years, the number of parent Company employees in 2017 was lower 6.5% from 2016.

Table of Telkom and Subsidiaries Employees in 2015‑2017

No	Telkom Group Employees	2017	2016	2015
1	Telkom Employees	13,956	14,933	16,097
2	Subsidiaries employees	10,109	8,943	8,688
	Total	24,065	23,876	24,785

NUMBER OF EMPLOYEES BY EDUCATION LEVEL AND AGE DISTRIBUTION

By end of 2017, Telkom had 13,017 employees that held bachelor degree, represented 54.1% of Telkom's total employees, higher than in 2016 which was 40.1%. In subsidiaries, employees who held bachelor degree represented 53.7% of total employees. In terms of distribution based on age, 6,987 employees were under 45 years, represented 54.3% of total Telkom employees. With such composition of educational background and age distribution, the company had potential to regenerate its employees better in line with the business requirements.

Table of Telkom and Subsidiaries Employees Based on Education in 2017

	2017
Education	Telkom	Subsidiaries	Telkom Group	%
Preuniversity	3,201	876	4,077	16.9
Diploma	2,776	1,452	4,228	17.6
Undergraduate	6,030	6,987	13,017	54.1
Graduate	1,949	794	2,743	11.4

Table of Telkom Employees Based on Education in 2015‑2017

	2017		2016		2015
Education	Total	%	Total	%	Total	%
Preuniversity	3,201	22.9	3,834	25.7	4,541	28.2
Diploma	2,776	19.9	3,217	21.5	3,655	22.7
Undergraduate	6,030	43.2	5,987	40.1	6,082	37.8
Graduate	1,949	14.0	1,895	12.7	1,819	11.3

Table of Telkom and Subsidiaries Employees Based on Age in 2017

	2017
Age (years old)	Telkom	Subsidiaries	Telkom Group	%
Below 30	1,452	3,120	4,572	19.0
Between 30-45	2,703	5,787	8,490	35.3
Above 45	9,801	1,202	11,003	45.7

Table of Telkom Employees Based on Age in 2015‑2017

	2017		2016		2015
Age (years old)	Total	%	Total	%	Total	%
Below 30	1,452	10.4	1,155	7.7	893	5.5
Between 30-45	2,703	19.4	2,966	19.9	3,386	21.1
Above 45	9,801	70.2	10,812	72.4	11,818	73.4

NUMBER OF EMPLOYEES BY POSITION, STATUS OF PERSONNEL AND GENDER

In general we have several levels of positions, namely senior management, middle management, supervisors, and other levels of officer. The largest composition of employees in 2017 was in supervisory positions of 48.0% or 11,547 of employees. In a subsidiary entity, the largest composition of employees was in other positions of equal to or 47.2% or 4,771 of employees.

The number of male employees were 18,231 employees, more than the number of female employees of 5,834 employees. We do not differentiate male and female employees in terms of employment, but men have higher interest than women to work in our place, especially in the field operation.

Table of Telkom and Subsidiaries Employees Based on Position in 2017

	2017
Position	Telkom	Subsidiaries	Telkom Group	%
Senior Management	205	450	655	2.7
Middle Management	3,950	1,635	5,585	23.2
Supervisor	8,294	3,253	11,547	48.0
Others	1,507	4,772	6,278	26.1
Total	13,956	10,109	24,065	100.00

Table of Telkom Employees Based on Position in 2015‑2017

	2017		2016		2015
Level of Position	Total	%	Total	%	Total	%
Senior Management	205	1.5	207	1.4	187	1.2
Middle Management	3,950	28.3	3,856	25.8	3,281	20.4
Supervisor	8,294	59.4	8,917	59.7	9,913	61.6
Others	1,507	10.8	1,953	13.1	2,716	16.9

Table of Telkom and Subsidiaries Employees Based on Gender in 2017

	2017
Gender Classification	Telkom	Subsidiary	Telkom Group	%
Male	10,881	7,350	18,231	75.8
Female	3,075	2,759	5,834	24.2

Table of Telkom Employees Based on Gender in 2015‑2017

	2017		2016		2015
Gender Classification	Amount	%	Amount	%	Amount	%
Male	10,881	78.0	11,803	79.0	12,935	80.4
Female	3,075	22.0	3,130	21.0	3,162	19.6

EQUAL OPPORTUNITIES IN THE COMPETENCY DEVELOPMENT

We conduct employee competency development to be more innovative and creative and contribute to the progress of the Company. We provide equal opportunity for every employee to join our competency development program.

In 2017, we spent Rp109.6 billion on competency development, increased by Rp14.5 billion or 15.2% compared to 2016. The amount did not include educational scholarships.

	2017
Type of Competency Development Program	Telkom	Subsidiaries	Telkom Group	%
Training	16,580	4,199	20,779	94.1
Certification	859	312	1,171	5.3
Educational Scholarship	117	16	133	0.6
Total	17.556	4,527	22,083	100

	2016
Type of Competency Development Program	Telkom	Subsidiaries	Telkom Group	%
Training	14,722	11,659	26,381	98.5
Certification	266	20	286	1.1
Educational Scholarship	117	1	118	0.4
Total	15,105	11,680	26,785	100

SHAREHOLDERS COMPOSITION

The authorized capital of the Company consists of 1 Series A Dwiwarna share, and 399,999,999,999 Series B shares (common stock). The authorized subscribed and paid-up capital are 100,799,996,400 shares, consisting of a share of Series A Dwiwarna share and 100,799,996,399 Series B shares. A share of the Series A Dwiwarna Share is owned by the Government of the Republic of Indonesia (the "Government").

Composition of Shareholders Telkom on December 31, 2017

	Series A
	Dwiwarna	Series B (Ordinary Stock)%
Indonesian Government	1	51,602,353,559	52.09
Public		47,459,863,040	47.91
Sub Total Capital (placed and fully deposited)	1	99,062,216,599	100.0
Treasury Shares (shares that have not been re-purchased)		1,737,779,800	-
Total	1	100,799,996,399	100.0

Telkom’s shareholder composition per December 31, 2017 in details are as follows:

1.	Shareholders with more than 5% Ownership (Major Shareholder/Controller)

Type of Share	Individual or Group Identity	Total Shares	Percentage Owned
Seri A	Government	1	-
Seri B	Government	51,602,353,559	52.09

2.   Ownership of Shares by Directors and Commissioners

On December 31, 2017 there was no Commissioner or Director of the Company which has more than 1.0% of Company shares.

BOD and BOC	Total Shares	Percentage Owned
Commissioner
Hendri Saparini	414,157	<0.01
Hadiyanto	875,297	<0.01
Rinaldi Firmansyah	147,100	<0.01
Directors
Alex J. Sinaga	920,349	<0.01
Dian Rachmawan	888,854	<0.01
Abdus Somad Arief	828,314	<0.01
Herdy Rosadi Harman	828,012	<0.01
Total	4,902,083	<0.01

3.   Shareholders with Less than 5% Ownership

Telkom Shareholders with Individual Ownership Less than 5%, on December 31, 2017
Group	Ordinary Stocks Owned	Ownership Percentage of Outstanding Common Shares (%)
Foreign
Business/Institution	39,692,722,020	40.07
Individual	15,978,300	0.01
Local
Business/Institution
Limited liability	1,527,847,372	1.54
Mutual funds	2,335,982,606	2.36
Insurance company	2,608,784,450	2.64
Pension funds	646,453,350	0.65
Others	78,777,750	0.08
Individual	553,317,192	0.56
Total	47,459,863,040	47.91

4.   Percentage of Shares Owned Inside and Outside Indonesia

On December 31, 2017, a total of 50,628 shareholders, including the Government, registered as holders of ordinary shares of the Company, including 37,639,647,870 ordinary shares owned by 2,310 shareholders outside Indonesia. Thus 38.0% of our shares are owned by shareholders outside Indonesia and the rest is controlled by domestic shareholders. On the same date there are 90 ADS shareholders owning 76,327,568 ADS (1 ADS equivalent to 100 common shares).

5.   List of 20 Largest Public Shareholders

Here is a list of the 20 largest public shareholders until December 31, 2017.

Institution	Percentage
DJS KETENAGAKERJAAN PROGRAM JHT	2.45
GIC S/A GOVERNMENT OF SINGAPORE	1.50
BNYMSANV RE BNYMLB RE EMPLOYEES PROVIDEN	1.11
BNYM RE VIRTUS VONTOBEL EMERGING MARKETS	0.81
BBH BOSTON S/A VANGRD EMG MKTS STK INFD	0.79
JPMCB NA RE-VANGUARD TOTAL INTERNATIONAL	0.62
CITIBANK NEW YORK S/A GOVERNMENT OF NORW	0.60
PT. PRUDENTIAL LIFE ASSURANCE - REF	0.60
RBC S/A VONTOBEL FUND - EMERGING MARKETS	0.47
BBH BOSTON S/A MATTHEWS PACIFIC TIGER FU	0.42
JPMCB NA AIF CLT RE-STICHTING DEPOSITARY	0.41
GIC S/A MONETARY AUTHORITY OF SINGAPORE	0.37
SSB OBIH S/A ISHARES MSCI EMERGING MARKE	0.36
PT. TASPEN	0.35
SSB 2Q27 S/A ISHARES CORE MSCI EMERGING	0.34
REKSA DANA SCHRODER DANA PRESTASI PLUS-9	0.32
CITIBANK NEW YORK S/A JOHN HANCOCK FUNDS	0.32
SSB 1BA9 ACF MSCI EQUITY INDEX FUND B-IN	0.31
HSBC BANK PLC S/A SAUDI ARABIAN MONETARY	0.30
PT TASPEN (PERSERO) - THT	0.29

SUBSIDIARIES, ASSOCIATED COMPANIES, AND JOIN VENTURES WITH TELKOM

SUBSIDIARIES, ASSOCIATED COMPANIES, AND JOIN VENTURES WITH TELKOM

Government
*52.09%
IDX
Indonesia Stock Exchange
Bursa Efek Indonesia
NYSE
Public
*47.91%
*Composition of share ownership.
Excludes treasury stock
Telkom Indonesia
the world in your hand
TELKOMSEL
Telkommetra
MITRATEL
TelkomAkses
pins
patrakom
Telin
Telkominfra
TelkomProperty
jalin
MDI
telkomtelstra
ILCS
metraplasa
infomedia
nutech
ti-phone
Telin Australia
Telin Singapore
Telin Timor Leste
Telin Hong Kong
PT Nusantara Sukses Sarana
PT Nusantara Sukses Realti
metranet
MelOn
AdMedika
telkomsigma
mdmedia
Finnet
PT Satelit Multimedia Indonesia
Metra TV
Telin USA
Telin Malaysia
tsgn
PT Graha Sakura Nusantara
TRANSVISION
CSM
Notes:
Direct Subsidiaries (consolidated)
Unconsolidated
Indirect Subsidiaries (consolidated)

As of December 31, 2017, Telkom had consolidated the financial statements of all its subsidiaries owned directly or indirectly as follows:

SUBSIDIARIES WITH DIRECT OWNERSHIP

				Total Asset
	Share		Operational	Before
Company	Ownership	Business Field	Status	Elimination	Address
				(Rp billion)
PT Telekomunikasi Selular (“Telkomsel”), Jakarta, Indonesia	65%	Telecommunication - operators of telecommunication facilities and mobile phone services using the technology of Global system for Mobile Communications ("GSM")	Operating	85,748	Telkom Landmark Tower, 1st Tower, 1st -20th floor. Jl. Jend. Gatot Subroto Kav. 52 South Jakarta, 12710, Indonesia
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	100%	Telecommunication	Operating	13,606	Telkom Landmark Tower, 2nd Tower, 25th-27th floor. Jl. Jend. Gatot Subroto Kav.52 South Jakarta, 12710, Indonesia
PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	100%	Telecommunication network services and multimedia	Operating	13,275	Telkom Landmark Tower, 2nd Tower, 41th floor. Jl. Jend. Gatot Subroto Kav.52 South Jakarta, 12710, Indonesia
PT Telekomunikasi Indonesia International (“Telin” or “TII”), Jakarta, Indonesia	100%	Telecommunication	Operating	9,125	Telkom Landmark Tower, 2nd Tower, 16-17 floor. Jl. Jend. Gatot Subroto Kav. 52, South Jakarta, 12710, Indonesia
PT Telkom Akses (“Telkom Akses”), Jakarta, Indonesia	100%	Construction, services and trade in telecommunications	Operating	5,716	Telkom Building, West Jakarta. Jl. S. Parman Kav. 8 West Jakarta, 11440, Indonesia
PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	99.99%	Office leasing and building management and maintenance services, civil consultant and developer	Operating	5,641	Multimedia Tower. Jl. Kebon Sirih No.10, Central Jakarta, 10110, Indonesia
PT PINS Indonesia (“PINS”) Jakarta, Indonesia	100%	Services and telecommunications development	Operating	3,473	Plaza Kuningan Annex Building 7th floor. Jl. Rasuna Said Kav C11-C14 South Jakarta, Indonesia
PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infratel”), Jakarta, Indonesia	100%	Construction, services and trade in telecommunications	Operating	1,871	Mugi Griya Building, 5th floor. Jl. MT Haryono Kav. 10 Jakarta, 12810, Indonesia
PT Patra Telekomunikasi Indonesia (“Patrakom”), Jakarta, Indonesia	100%	Telecommunications -providing satellite communications systems, services and related facilities.	Operating	576	Jl. Pringgondani II, No. 33, Alternatif Cibubur, Depok 16954, Indonesia
PT Metranet (“Metranet”), Jakarta, Indonesia	100%	Multimedia portal services	Operating	524	Mulia Business Park, J Building. Jl. Letjen MT Haryono Kav. 58 – 60 Pancoran, Jakarta, 12780, Indonesia
PT Jalin Pembayaran Nusantara (“Jalin”), Jakarta, Indonesia	100%	Payment Services - principal activities, switching activities, clearing and settlement	Operating	225	Dea Tower, 1st Tower, 8th floor. Jl. Mega Kuningan Barat IX Kav. E.4.3 No.1 Jakarta, 12950, Indonesia
PT Napsindo Primatel Internasional (“Napsindo”) Jakarta, Indonesia	60%	Telecommunications providing the Network Access Point (NAP), Voice Over Data (VOD), and other related services.	Stopped Operating in January 13, 2006	5	-

SUBSIDIARIES WITH INDIRECT OWNERSHIP

				Total Asset
	Share		Operational	Before
Company	Ownership	Business Field	Status	Elimination	Description
				(Rp/billion)
PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	100%	Information technology services - implementation and system integration, outsourcing, and maintenance and software licenses	Operating	6,064	Graha Telkom sigma. Jl. Kapten Subijanto Dj Bumi, Serpong Damai, South Tangerang, 15321, Indonesia
Telekomunikasi Indonesia International Pte. Ltd., Singapore	100%	Telecommunication	Operating	3,048	Maritime Square, #09-63 Harbour Front Center, Singapore - 099253
PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	100%	Data and information services - providing information services of telecommunication and other information services in the form of print and electronic media, and call center services	Operating	2,122	PT Infomedia Nusantara Head Office. Jl. RS. Fatmawati 77-81 Jakarta, 12150, Indonesia
PT Telkom Landmark Tower (“TLT”), Jakarta, Indonesia	55%	Property development and management services	Operating	2,009	Telkom Landmark Tower Building Jl. Jend Gatot Subroto Kav 52 South Jakarta, 12710, Indonesia
PT Metra Digital Media (“MD Media”), Jakarta, Indonesia	99.99%	Information services in a special directory form	Operating	1,106	Wisma Aldiron Dirgantara 2nd floor Suite 202-209 & 231-237. Jl. Jend. Gatot Subroto Kav.72 Pancoran South Jakarta, 12780 Indonesia
PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	60%	Information technology services	Operating	907	Menara Bidakara 1, 12th floor. Jl. Jend. Gatot Subroto Kav. 71-73, South Jakarta, 12870 Indonesia
TS Global Network Sdn. Bhd. (“TSGN”), Petaling Jaya, Malaysia	49%	Satellite service	Operating	818	Teknorat ½ street, Cyber 3, 6300 Cyberjaya, Selangor Darul Ehsan, Malaysia
Telekomunikasi Indonesia International Ltd., Hong Kong	100%	Telecommunication	Operating	710	Suite 905, 9/F, Ocean Centre, 5 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong
PT Metra Digital Investama (“MDI”), Jakarta, Indonesia	99.99%	Trade services, information technology and multimedia, entertainment and investment	Operating	658	The East Tower 36th floor. Jl. Dr. Ide Anak Agung Gde Agung Kav. E.3.2 No. 1, Kuningan Timur Setiabudi, South Jakarta, 12950, Indonesia
Telekomunikasi Indonesia International (“TL”) S.A, Dili, Timor Leste	100%	Telecommunication	Operating	639	Timor Plaza 4th Floor, Rua Presidente Nicolao Lobato, Comoro, Dili Timor Leste
PT Nusantara Sukses Investasi (“NSI”), Jakarta, Indonesia	99.99%	Services and trade	Operating	303	Multimedia Tower, Gedung Annex 2nd floor. Jl. Kebon Sirih No 10-12, Central Jakarta, Indonesia
PT Administrasi Medika (“Ad Medika”), Jakarta, Indonesia	100%	Health insurance administration services	Operating	273	STO Telkom Gambir Gedung C 3rd floor. Jl. Medan Merdeka Selatan No. 12, Central Jakarta, 10110, Indonesia
PT Melon Indonesia (“Melon”), Jakarta, Indonesia	100%	Digital content sales service	Operating	231	Telkom Building, 7th floor. Jl Sisingamangaraja Kav 4-6, Kebayoran Baru, Jakarta, Indonesia
PT Metraplasa (“Metraplasa”), Jakarta, Indonesia	60%	Networking and e-commerce services	Operating	203	Mulia Business Park, J Building. Jl. Letjen MT Haryono Kav. 58 – 60 Pancoran, Jakarta 12780, Indonesia
PT Graha Yasa Selaras (“GYS”), Jakarta, Indonesia	51%	Tourism services	Operating	178	Jl. Cimanuk No. 33 Bandung
Telekomunikasi Indonesia International Pty. Ltd., (“Telkom Australia”), Sydney, Australia	100%	Telecommunication	Operating	123	Level 4, 241 Commonwealth Street Surry Hills NSW 2010, Australia
PT Nutech Integrasi (“Nutech”), Jakarta, Indonesia	60%	Provider system integrator services	Operating	60	Jl. Tanjung Barat Raya, No.17, Pasar Minggu, South Jakarta, 12510, Indonesia
Telekomunikasi Indonesia International Inc. (“Telkom USA”), Los Angeles, USA	100%	Telecommunication	Operating	36	800 Wilshire Boulevard, Suite 620 Los Angeles, California 90017
PT Satelit Multimedia Indonesia (“SMI”), Jakarta, Indonesia	99.99%	Satellite services	Operating	18	Telkom Landmark Tower, 2nd Tower, 41th floor. Jl. Jend. Gatot Subroto Kav.52 South Jakarta, 12710
PT Nusantara Sukses Sarana (“NSS”), Jakarta, Indonesia	99.99%	Building and hotel management services	Not Yet Operating	-	Multimedia Tower, Jl. Kebon Sirih No 10-12, Central Jakarta, Indonesia
PT Nusantara Sukses Realti (“NSR”), Jakarta, Indonesia	99.99%	Services and trade	Not Yet Operating	-	Menara Multimedia, Jl. Kebon Sirih No 10-12, Central Jakarta, Indonesia
PT Metra TV (“Metra TV”), Jakarta, Indonesia	99.83%	Subscription broadcasting services	Operating	-	Telkom Landmark Tower, 2nd Tower 41th floor. Jl. Jend. Gatot Subroto Kav.52 South Jakarta, 12710, Indonesia

CHRONOLOGY OF REGISTRATION OF STOCKS

Telkom is listed in the Indonesian Stock Exchange (BEI) and New York Stock Exchange (NYSE) since November 14, 1995, with shares code TLKM and TLK.

		Composition of Shareholding
Date	Corporate Actions	Government of
		Republic of Indonesia	Public	%
13/11/1995	First Public Pre-Offering	8,400,000,000	-	-
	Sale of Shares Held By Government	(933,334,000)	933,334,000	-
	Telkom New Shares Issuance	-	933,333,000	-
	Composition of Shareholding	7,466,666,000	1,866,667,000	20.0
11/12/1996	Government Shares Block Sale	(388,000,000)	388,000,000	-
	Composition of Shareholding	7,078,666,000	2,254,667,000	24.2
15/05/1997	Government Distributes Incentive Shares to All Public Shareholders	(2,670,300)	2,670,300	-
	Composition of Shareholding	7,075,995,700	2,257,337,300	24.2
7/5/1999	Government Shares Block Sale	(898,000,000)	898,000,000	-
	Composition of Shareholding	6,177,995,700	3,155,337,300	33.8
2/8/1999	Distribution of Shares Bonus (Issuance) (Every 50 Shares Gets 4 Shares)	494,239,656	252,426,984	-
	Composition of Shareholding	6,672,235,356	3,407,764,284	33.8
7/12/2001	Government Shares Block Sale	(1,200,000,000)	1,200,000,000	-
	Composition of Shareholding	5,472,235,356	4,607,764,284	45.7
16/07/2002	Government Shares Block Sale	(312,000,000)	312,000,000	-
	Composition of Shareholding	5,160,235,356	4,919,764,284	48.8
1/10/2004	Denomination of Shares Nominal Value with Ratio Of 1:2	10,320,470,712	9,839,528,568	48.8
21/12/2005	Shares Repurchase Program (I)[1]	-	(211,290,500)	-
	Composition of Shareholding	10,320,470,712	9,628,238,068	48.3
29/06/2007	Shares Repurchase Program (II)[2]	-	(215,000,000)	-
	Composition of Shareholding	10,320,470,712	9,413,238,068	47.7
20/06/2008	Shares Repurchase Program (III)[3]	-	(64,284,000)	-
	Composition of Shareholding	10,320,470,712	9,348,954,068	47.5
19/05/2011	Shares Repurchase Program (IV)[4]	-	(520,355,960)	-
	Composition of Shareholding	10,320,470,712	8,828,598,108	46.1
14/06/2013	Assignment of Shares Repurchase Program III to Employees through ESOP Program	-	59,811,400	0.3
	Composition of Shareholding	10,320,470,712	8,888,409,508	46.3
30/07/2013	Assignment of Shares Repurchase Program I through Private Placement	-	211,290,500	-
	Composition of Shareholding	10,320,470,712	9,099,700,008	46.9
2/9/2013	Denomination of Shares Nominal Value with Ratio Of 1:5	51,602,353,560	45,498,500,040	46.9
13/06/2014	Assignment of Shares Repurchase Program II through Private Placement	-	1,075,000,000	-
	Composition of Shareholding	51,602,353,560	46,573,500,040	47.4
21/12/2015	Assignment of Remaining Shares Repurchase Program III through Private Placement	-	22,363,000	-
	Composition of Shareholding	51,602,353,560	46,595,863,040	47.5
29/06/2016	Assignment of Remaining Shares Repurchase Program IV through Private Placement	-	864,000,000	-
	Composition of Shareholding	51,602,353,560	47,459,863,040	47.9
2017	No corporate action	-	-	-
	Share Ownership Composition	51,602,353,560	47,459,863,040	47.9

NOTE :

1)	First shares buy back program began on December 21, 2005 (simultaneously with the EGMS at the time such program was approved) and ended in June 2007.
2)	Second shares buy back program began on June 29, 2007 (simultaneously with the EGMS at the time such program was approved) and ended in June 2008.
3)	Third shares buy back program began on June 20, 2008 (simultaneously with the EGMS at the time such program was approved) and ended in December 2009.
4)	Fourth shares buy back program began on May 19, 2011 (simultaneously with the AGMS at the time such program was approved) and ended in November 2012

CHRONOLOGY OF LISTING OF BONDS AND OTHER SECURITIES

We issued bonds for the first time on July 16, 2002 valued at Rp1,000 billion in nominal price for a period of five years. These bonds were traded in Surabaya Stock Exchange and yielded 17% annual fixed interest. On July 16, 2007, Telkom has repaid its bond debts.

Telkom issued bonds in rupiah for the second time on June 25, 2010, each valued at Rp1,005 billion for Series A with a period of five years and Rp1,995 billion for Series B with a period of ten years. Such bond issuance had been listed in IDX. Telkom has repaid Bond II Series A which was due on July 6, 2015.

Bond Name	Amount (Rp million)	Issuance Date	Maturity Date	Period (year)	Interest Rate	Underwriter	Trustee	Date of Repayment
Bond I Telkom Year 2002	1,000,000	July 16, 2002	July 16, 2007	5	17.00%	PT Danareksa Sekuritas	PT BNI Tbk, PT BRI Tbk	July 16, 2007
Bond II Telkom Year 2010 Series A	1,005,000	June 25, 2010	July 6, 2015	5	9.60%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas;	PT CIMB Niaga Tbk	July 6, 2015

Subsequently on June 16, 2015, Telkom issued Selfh Registration Bond I Phase I Year 2015 each in amount of Rp2,200 billion for Series A with a period of 7 (seven) years, Rp2,100 billion for Series B with a period of 10 (ten) years, Rp1,200 billion for Series C with a period of 15 (fifteen) years and Rp1,500 billion for Series D with a period of 30 (thirty) years. Such bond issuance had been listed in IDX with PT Bahana Securities, PT Danareksa Sekuritas and PT Mandiri Sekuritas as guarantor.  PT CIMB Niaga Tbk was again appointed as the trustee. The report on the use of these bond funds is described further in the Analysis and Discussion section.

Pefindo on March 9, 2017 has rated Selfh Registration Bond I Telkom Phase I Year 2015 and Bond II Series B Year 2010 for period March 9, 2017 until March 1, 2018 with idAAA (stable outlook) rating.

	Amount			Maturity	Period	Interest
Bond Name	(Rp million)	Issuance Date		Date	(year)	Rate	Underwriter	Trustee	Rating
Bond II Telkom Year 2010 Series B	1,995,000	June 25, 2010		July 6, 2020	10	10.20%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT CIMB Niaga Tbk	idAAA
Selfh Registration Bond I Telkom Year 2015 Series A	2,200,000	June 23, 2015	[1]	June 23, 2022	7	9.93%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas; PT Trimegah Sekuritas	PT Bank Permata Tbk	idAAA
Selfh Registration Bond I Telkom Year 2015 Series B	2,100,000	June 23, 2015		June 23, 2025	10	10.25%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas; PT Trimegah Sekuritas	PT Bank Permata Tbk	idAAA
Selfh Registration Bond I Telkom Year 2015 Series C	1,200,000	June 23, 2015		June 23, 2030	15	10.60%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas; PT Trimegah Sekuritas	PT Bank Permata Tbk	idAAA
Selfh Registration Bond I Telkom Year 2015 Series D	1,500,000	June 23, 2015		June 23, 2045	30	11.00%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas; PT Trimegah Sekuritas	PT Bank Permata Tbk	idAAA

NOTE :

1  Selfh Registration Bonds 1 Telkom 2015 Series A was issued June 16, 2015 but the official sale transaction was on June 23, 2015

NAME AND ADDRESS OF INSTITUTIONS AND/OR SUPPORTING CAPITAL MARKET PROFESSIONALS

	Supporting Capital Market Professionals	Address	Service	Fee	Assignment Period
External Auditor/ Public Acountant	KAP Purwantono, Sungkoro & Surja (member firm of Ernst & Young Global Limited)	Bursa Efek Jakarta Building, 2nd Tower, 7th floor Jl. Jend. Sudirman Kav. 52‑53 Jakarta - 12100	Conducting Integrated Audit of PT Telkom Indonesia (Persero) Tbk ("Telkom") and the General Audit of financial statements of subsidiaries. Publishing Consent Letter.	Rp43.7 billion	Since 2012
Securities Admin Bureau	PT Datindo Entrycom	Wisma Sudirman Jl. Jend. Sudirman Kav 34‑35 Jakarta - 10220	Acting as a depository institution (Custodian) of ordinary Telkom shares traded on the Stock Exchange.	Rp136 million	Since 1995
Trustee	PT Bank CIMB Niaga Tbk. PT Bank Permata Tbk.	Graha Niaga, 20th floor Jl. Jend. Sudirman Kav. 58 Jakarta – 12190 WTC II Building 28th floor Jl. Jend Sudirman Kav.29‑31 Jakarta 12920	Representing the interests of bond holders with the Company for Bond II Telkom. Representing the interests of Bond holders with the Company for Telkom Selfh Registration Bond phase I.	Rp75 million Rp75 million	Since 2010 Since 2015
Central Custodian	PT Kustodian Sentral Efek Indonesia	Bursa Efek Jakarta Building, Tower 1, 5th floor Jl. Jend. Sudirman Kav 52‑53 Jakarta - 12190	- Providing a central depository and settlement of stock transactions on the Stock Exchange. - Storage services and settlement of securities transactions, distribution of corporate action results.	Rp10 million	Since 1995
Ranking Agent	PT Pemeringkat Efek Indonesia	Panin Tower Senayan City, 17th floor Jl. Asia Afrika Lot. 19 Jakarta - 10270	Providing ranking on credit risk of Telkom bond issuance.	Rp150 million	Since 2012
ADS Custodian Bank	The Bank of New York Mellon Corporation	101 Barclay Street, New York United States of America - 10286	Acting as a depository institution (Custodian) of ADS shares traded on the NYSE.	-	Since 1995
Official Service Agent in the United States	Puglisi and Associates	850 Library Ave # 204, Newark United States of America - 19711	Acting as an authorized representative in the US with regard to securities in accordance with the law and regulations.	US$500	Since 2012
Law Consultant	Hadiputranto, Hadinoto & Partners	Bursa Efek Jakarta Building Tower, 2nd tower, 21st floor Jl. Jend. Sudirman Kav. 52‑53, Jakarta - 12190	Acting as capital market legal counsel	Rp218 million	Since 1995
Notary	Notaris/PPAT Ashoya Ratam, SH, MKn	Jl. Suryo No.54, Kebayoran Baru, Jakarta 12180	Acting as notary	Rp25 million	Since 2012

ANALYSIS AND DISCUSSION

93     Performance Highlight

94     Operations Overview by Segment

112    Marketing Overview

117   Comprehensive Financial Performance

140   Solvency

141   Receivables Collectability

141   Capital Structure

142   Capital Expenditure

144   Material Commitment for Capital Expenditure

147   Material Information and Fact after Accountant Reporting Date

149   Macroeconomy

150   Indonesian Telecommunication Industry

154   Business Prospects and Sustainability of the Company

156   Comparison Between Targets and Realizations

157   Targets or Projections for the Next Year

158   Dividend

158   Realization of Public Offering Fund

159   Material Transaction Information Containing Conflict of Interest, Transaction with Affiliated Parties, Investment, Divestment And Acquisition

160   Changes in Regulation

160   Changes in Accounting Policy

PERFORMANCE HIGHLIGHT

Continuing the positive performance of previous years, our revenue continued to grow in 2017 with the largest revenue contribution from the mobile segment

The increase in our capital expenditure aims to accelerate the digital business, in line with the rapid development of the digital age.

Cellular Subscriber 2017

196.3 Million

increased 12.9% compared to 2016

105.8 Million Subscriber
*Mobile Broadband**

Increased 24.9% Compared to 2016

Increased 82.6% Compared to 2016

2.9 Million Subscriber
IndiHome

OPERATIONAL OVERVIEW BY SEGMENT

PREFACE

In 2017, we restructured Telkom Group’s business portfolio based on a more specific customers grouping. Such a restructure caused a change in the way it had managed and structured its organization in managing its business portfolio. Consistent with the change, we amended the description of the business segment information to differ from the previous year’s business segment information and presented the new description in the consolidated financial report. In the 2016 report, we operated in four business segments, namely home, personal, corporate, and others.

Starting as from 2017, our report elaborates our 5 main operation segments, namely mobile, consumer, enterprise, wholesale and international business (“WIB”), and other segments. The consumer segment provides fixed line telephone, pay TV, data, internet, and other telecommunication services to residential customers. The mobile segment provides mobile voice, SMS, value-added service, and mobile broadband products, and the enterprise segment provides end-to-end solution to corporate, MSME and institution government customers. Moreover, WIB segment provides interconnection, lease line, satellite, VSAT, broadband access, information technology, data and internet services to Other Licensed Operator and international customers. Other segment provide digital service.

The following diagram explains the restructuring of portfolio and transformation of business segments we did in 2017.

SEGMENT PERFORMANCE HIGHLIGHTS

The following table shows an overview of the performance of each of the business segments of Telkom Group from 2016 to 2017.

	Growth	Years ended December 31,

Telkom's Results of Operation By Segment	2017-2016	2017		2016	2015
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Mobile
Revenues
External Revenues	7.2	90,073	6,639	83,998	71,203
Inter-segment revenues	13.3	3,086	227	2,724	4,847
Total segment revenues	7.4	93,159	6,866	86,722	76,050
External expenses	4.3	(39,452)	(2,908)	(37,814)	(36,461)
Inter-segment expenses	14.6	(14,382)	(1,060)	(12,547)	(10,483)
Total Segment expenses	6.9	(53,834)	(3,968)	(50,361)	(46,944)
Segment Results	8.2	39,325	2,898	36,361	29,106
Depreciation and amortization	5.9	(13,560)	(999)	(12,808)	(12,978)
Provision recognized in current period	31.7	(291)	(21)	(221)	(136)
Consumer
Revenues
External Revenues	6.7	11,105	819	10,410	8,936
Inter-segment revenues	(84.7)	287	21	1,877	2,319
Total segment revenues	(7.3)	11,392	840	12,287	11,255
External expenses	(6.0)	(10,360)	(764)	(11,024)	(9,988)
Inter-segment expenses	(44.0)	(1,563)	(115)	(2,793)	(2,910)
Total Segment expenses	(13.7)	(11,923)	(879)	(13,817)	(12,898)
Segment Results	65.3	(531)	(39)	(1,530)	(1,643)
Depreciation and amortization	(1.5)	(2,839)	(209)	(2,881)	(2,500)
Provision recognized in current period	(1.8)	(385)	(28)	(392)	(226)
Enterprise
Revenues
External Revenues	21.0	19,130	1,410	15,816	16,818
Inter-segment revenues	30.5	16,801	1,238	12,877	4,276
Total segment revenues	25.2	35,931	2,648	28,693	21,094
External expenses	15.9	(20,653)	(1,522)	(17,813)	(14,398)
Inter-segment expenses	55.8	(15,027)	(1,108)	(9,647)	(4,633)
Total Segment expenses	29.9	(35,680)	(2,630)	(27,460)	(19,031)
Segment Results	(79.6)	252	19	1,233	2,063
Depreciation and amortization	54.1	(2,136)	(157)	(1,386)	(1,296)
Provision recognized in current period	661.3	(668)	(49)	119	(611)
WIB
Revenues
External Revenues	26.8	7,439	548	5,866	5,603
Inter-segment revenues	5.9	15,305	1,128	14,451	11,270
Total segment revenues	11.9	22,744	1,676	20,317	16,873
External expenses	18.0	(12,333)	(909)	(10,451)	(8,957)
Inter-segment expenses	16.8	(5,611)	(414)	(4,805)	(4,991)
Total Segment expenses	17.6	(17,944)	(1,323)	(15,256)	(13,948)
Segment Results	(5.2)	4,800	354	5,061	2,925
Depreciation and amortization	38.9	(2,382)	(176)	(1,715)	(1,893)
Provision recognized in current period	(46.6)	(127)	(9)	(238)	(33)
Other
Revenues
External Revenues	563.2	126	9	19	122
Inter-segment revenues	188.0	602	44	209	—
Total segment revenues	219.3	728	54	228	122
External expenses	134.8	(979)	(72)	(417)	(243)
Inter-segment expenses	483.3	(70)	(5)	(12)	—
Total Segment expenses	144.5	(1,049)	(77)	(429)	(243)
Segment Results	(59.7)	(321)	(24)	(201)	(121)
Depreciation and amortization	15.8	(22)	(2)	(19)	(13)
Provision recognized in current period	100.0	(2)	(0)	(1)	—

OPERATIONAL HIGHLIGHT

	Unit	Year Ended on Desember, 31
		2017	2016	2015
Broadband Subsribers
Fixed broadband 1)	(000) subscribers	5,266	4,329	3,983
IndiHome	(000) subscribers	2,965	1,624	1,069
Mobile broadband 2)	(000) subscribers	105,808	84,729	73,887
Total Broadband Subsribers	(000) subscribers	111,074	89,058	77,870
Cellular Subsribers
Postpaid (kartuHalo)	(000) subscribers	4,739	4,180	3,509
Prepaid (simPATI, Kartu As, Loop)	(000) subscribers	191,583	169,740	149,131
Total Cellular Subsribers	(000) subscribers	196,322	173,920	152,641
Fixed Line Subsribers
Fixed wireline (POTS)	(000) subscribers	10,957	10,663	10,277
Total Fixed Line Subsribers	(000) subscribers	10,957	10,663	10,277
Other Subscribers
Datacomm	Mbps	938,040	764,397	532,549
Satellite-transponder	MHz	5,050	6,801	4,648
Network
BTS 2G	unit	50,324	50,344	48,394
BTS 3G/4G	unit	110,381	78,689	54,895
Total BTS (3)	unit	160,705	129,033	103,289
Customer Services
GraPARI Telkom Group	location	4
PlasaTelkom	location	535	566	572
GraPARI (Indonesia and abroad)	location	442	423	416
GraPARI Mobile	unit	761	487	392
IndiHome Mobile	unit	1,142
Employees	people	24,065	23,876	24,785
(1) Total of broadband subsribers including IndiHome subscribers is 2.9 million, 1.6 million, and 1.1 million in 2017, 2016, and 2015
(2) Mobile broadband includes Flash user, Blackberry user, and PAYU
(3) Since 2014 the BTS that we disclose is Telkomsel BTS

CONSUMER SEGMENT

IndiHome is our main product and service in the consumer segment. Supported by fiber optic network, we provide telecommunication, information, education, interactive  TV and entertainment for consumer customers.

The Consumer segment includes operating results from business lines that provide services to individual customers, residential and apartment. The products offered include fixed line telephony, high speed data internet, interactive TV, and digital advertising as well as derivative products from the above service convergence (OTT, IoT, Artificial Intelligence, home online shopping). Since its launch in early 2015, IndiHome delivers excellent performance growth. In 2017, IndiHome contributed 64% to consumer segment revenues. The development of production equipment in the form of modernization from copper to fiber optic network, expansion to locations in accordance with target market, aggressive sales team and product innovation increasingly customized and supported by global-class content partners, IndiHome offers premium retail services such as HBO, Fox Channel, Cinemax, beIN SPORTS, Disney Channel, Discovery, AFC, CATCHPLAY, iflix and HOOQ. otherwise we also work with local content, TV free to air, and other special channels. Customized service options are provided in the form of add on services such as global call, internet speed upgrades, Movin ', minipack, antivirus and wifi.id seamless to enjoy unlimited internet access from 352,642 Acces Point (AP) Indonesia Wi-Fi devices all over Indonesia. The programs we packed through a variety of product packages according to customer needs and of course with competitive prices.

As of December 31, 2017, IndiHome customers reached 2.9 million subscribers, increased by 82.6% compared to the previous year. We believe that the potential of IndiHome fixed broadband service is still open. In the future, the need for high quality fixed broadband services will be increasingly needed along with the increasing economy in Indonesia. Moreover, fixed broadband penetration in Indonesia is still relatively low compared to regional countries. To ensure the availability of IndiHome services throughout Indonesia, we currently provide fiber optic based broadband access amounting to 7.2 million Optical Distribution Port (ODP) which is actively expanding following market developments.

Consumer Segment’s Financial Performance 2015 – 2017

Consumer segment contributes revenue of 8.7% of our total revenues in 2017. Here is the consumer segment performance tables over the last three years:

Consumer Segment	2017-2016	2017		2016	2015
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	6.7	11,105	819	10,410	8,936
Expenses	(6.0)	(10,360)	(764)	(11,024)	(9,988)
Results	221.3	745	55	(614)	(1,052)

In 2017, evenues in the consumer segment amounted to Rp11,105 billion (US$819 million), an increase of Rp695 billion or 6.7% compared to Rp10,410 billion in 2016 in line with the increase in IndiHome subscribers. While expenses in 2017 decreased by Rp664 billion or 6.0% from Rp11,024 billion in 2016 to Rp10,360 billion (US$764 million). This prompted the consumer segment to book a profit of Rp745 billion (US$55 million), better than the previous year which recorded an operating loss of Rp614 billion, in other words, from 2016 to 2017 the segment result increased by 221.3%.

In the period 2015-2016, consumer segment revenues increased by Rp1,474 billion, or 16.5% from Rp8,936 billion to Rp10,410 billion. Expenses also increased by Rp1,036 billion or 10.4% from Rp9,988 billion to Rp11,024 billion. Operating loss in this segment decreased by Rp438 billion or 41.6% due to higher revenue increase compared to expenses.

MOBILE SEGMENT

Through Telkomsel, we are committed to provide the best mobile service experience to support the society’s mobility by providing mobile voice, SMS, value added service and mobile broadband services. Mobile segment is a major contributor to our revenue, with mobile broadband becoming the backbone of future growth in line with increasing smartphone users in Indonesia.

In the mobile segment, Telkom Group serves the customers through its subsidiary, Telkomsel. Mobile product portfolio consists of mobile voice, SMS, value added service and mobile broadband services. Market brand for postpaid customers is kartuHalo, and our prepaid customers consist of simPATI, Kartu As, and Loop. Mobile broadband service by the name Telkomsel Flash is supported by LTE/HSPDA/3G/EDGE/GPRS technology. We also add more contents to improve our mobile customers’ experience, including cooperating with video streaming service provider, music streaming provider, and games developer. Telkomsel also complement its services with mobile financial technology (fintech) platform, TCASH and T-Wallet. TCASH is a new payment tool through mobile phone, available for prepaid and postpaid Telkomsel customers. While by downloading T-Wallet application through mobile phone, customers enable to conduct online shopping transactions, pay bills, and transfer money. Currently, TCASH's current registered customers reach 13 million with 3 million active users that can be used in 40,000 merchants throughout Indonesia.

To improve the quality of its service, Telkomsel made network and infrastructure investments to build 31,672 BTS in 2017, so that total BTS are 160,705 BTS, where 110,381 of them are 3G/4G BTS or 69%. Our 3G base stations are capable to reach 85% of Indonesia's population, while 4G BTS is able to reach about 80% of the Indonesia’s population. To support BTS operations, we have 29,061 towers of which 11,061 towers are managed by Mitratel and 18,000 towers managed by Telkomsel. In October 2017, Telkomsel was declared as the winner of the tender for the 2,300 MHz spectrum. Additional spectrum of 30 MHz will be utilized to strengthen 4G LTE service and maximize the quality of broadband service for customers all over Indonesia. In addition, we also do the modernization of BTS by doing fiber backhaul. Until 2017, 58% of BTS has been done the process of moderinization.

Mobile broadband subscribers reached 105.8 million in 2017, increased by 24.9% from 84.7 million subscribers in 2016, with traffic data broadband reach to 2,168,245 TB or increased 126.2% from 958,733 TB in 2016. Telkomsel also succeeded in increasing 4G LTE range to 490 cities and district across Indonesia at the end of 2017. The mobile segment performance are strong and became the biggest contributor for consolidated revenue in 2017. Although SIM card penetration is already high, we believe that the potential growth of the cellular industry will continue, especially due to by digital business. Inline with increasing of smartphone users as device prices continue to slide downward.

Mobile Segment’s Financial Performance 2015 – 2017

The mobile segment is the largest contributor to revenue in 2017, which is 70.4% of our total revenue. Below is the table of mobile segment performance over the last three years:

Mobile Segment	2017-2016	2017		2016	2015
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	7.2	90,073	6,639	83,998	71,203
Expenses	4.3	(39,452)	(2,908)	(37,814)	(36,461)
Results	9.6	50,621	3,731	46,184	34,742

The mobile segment recorded revenues of Rp90,073 billion (US$6,639 million), an increase of Rp6,075 billion or 7.2% compared to Rp83,998 billion in 2016 due to increased data and internet consumption. Segment expenses in 2017 also increased by Rp1,638 billion, or 4.3%, to Rp39,452 billion (US$2,908 million), in line with the increase in revenue. Compared to 2016, the segment result increased by Rp4,437 billion or 9.6% to Rp50,621 billion (US$3,731 million).

In the period 2015-2016, mobile segment revenues increased by Rp12,795 billion or 18.0% from Rp71,203 billion to Rp83,998 billion. Expenses also increased by Rp1,353 billion or 3.7% from Rp36,461 billion to Rp37,814 billion. Operating income increased by Rp11,442 billion or 32.9%.

ENTERPRISE SEGMENT

We provide end-to-end solution for corporate,  MSME and government institution in Indonesia. By integrating various resources that we own, we offer superior ICT platform and smart enabler services that is superior.

Enterprise segment provides service for corporate, MSME and government institution customers in relation to end-to-end solution service, which include the services of Fixed (Fixed Voice & Fixed BB); Network Infrastructure (Satellites); Enteprise Digital (Connectivity, Device, Data Center, Cloud, IT Service, BPO); Digital Life & Smart Platform (Digital Advertising, Financial Service, Video/TV, E-Commerce, Others Digital Life, Big Data & Smart Platform, IoT; and Extensive Service (Professional & Advance Service). Such various services will benefit customers as they will be assisted by professionals to plan for required solutions, help to reach targets on time, with efficient cost and minimum risk.

Currently, our customers reach 302,813 customers, consisting of 1,453 corporate customers, 300,416 MSME customers and 944 government institution customers. To provide the best services for our customers, we prepared data centers with 102,200 m2 gross facilities (aggregate capacity 41,000 m2) in Indonesia and Singapore. Until 31 December 2017, our datacomm capacity reached 938 Gbps and provide 1,861 Gbps bandwidth for corporate internet.  Enterprise segment continue to have a favorable growth opportunity. The growth potential comes from the increasing need of corporate cutomers for integrated ICT service. ICT service is also increasingly required by the large number of Micro Small Medium Enterprises (MSME), most of which have not enjoyed a high quality ICT service yet. In addition, the Company has also developed a digital payment platform under the "T-Money" brand for business-to-business (B2B) segments.

Likewise with government institutions that increasingly require integrated ICT services to be able to maximize the function of good corporate governance. Various government agencies and local governments increasingly utilize digital services to support them in improving services to the community through smart city platform as it has been used in 329 cities across Indonesia.

To complement the various services in the enterprise segment, we also acquire and form a new subsidiary that supports our business. In 2017, we made several acquisitions including the acquisition of PT Bosnet Distribution Indonesia engaged in the FMCG (Fast Moving Consumers Good) ICT Solution and PT Nutech Integration engaged in the field of ICT Transportation through Telkom Metra. As for the establishment of a new subsidiary, in 2016 we established PT Jalin Payment Nusantara (Jalin) engaged in ICT focusing on non-cash payment system business that supports national payment gateway.

Enterprise Segmen’s Financial Performance 2015 – 2017

The revenue contribution of the enterprise segment on our revenues is 15.0% of total revenue in 2017. Here is the table of enterprise segment performance over the last three years:

Enterprise Segment	2017-2016	2017		2016	2015
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	21.0	19,130	1,410	15,816	16,818
Expenses	15.9	(20,653)	(1,522)	(17,813)	(14,398)
Results	23.7	(1,523)	(112)	(1,997)	2,420

In 2017, segment operating revenues increased by Rp3,314 billion, or 21.0%, to Rp19,130 billion (US$1,410 million) compared to Rp15,816 billion in the previous year. This is mainly due to the increasing of needs of customer digitalization especially in corporate customers, MSME and government institutions. The enterprise segment expenses also increased to Rp20,653 billion (US$1,522 million), increased by Rp2,840 billion or 15.9% compared to Rp17,813 billion in 2016. Due to the increase in revenue is higher than the increase in expense, operating loss of Rp1 .523 billion (US$112 million) in 2017, better than operating loss of Rp1,997 billion in 2016.

In the period 2015-2016, the revenue of the enterprise segment decreased by Rp1,002 billion, or 6.0% from Rp16,818 billion to Rp15,816 billion. While expenses increased by Rp3,415 billion or 23.7% from Rp14,398 billion to Rp17,814 billion decrease in revenues and a substantial increase in operating expenses resulted in an operating loss of Rp1,997 billion in 2016, while in 2015 still recorded operating profit of Rp2,420 billion.

WHOLESALE AND INTERNATIONAL BUSINESS SEGMENT (WIB)

Wholesale and International Business segment was mainly provide products and services to operators, other telecommunications service providers and international business. Strengthening the infrastructure and development of business models and new business innovations is one of the key factors to our success in winning the domestic market, penetrating the international market and competing with other large telecommunication companies in order to realize the company’s vision.

The wholesale and international business segment has products and services including OLO service, domestic and international carrier traffic, wholesale connectivity, tower, satellite and telecommunication & infrastructure management services. Telkom’s international business is conducted by its subsidiary, Tellin, which already established presences in 10 countries, namely Singapore, Hong Kong, Macau, East Timor, Australia, Myanmar, Malaysia, Taiwan, United States, and Saudi Arabia. Several services, among others, include facilities-based operator, cellular operator, mobile virtual network operator (“MVNO), wholesale voice, wholesale data, and business process outsourcing.

To support data and voice services, we have fiber optic based backbone network of 155,524 km,  90,854 km is domestic and 64,670 km international.  We  also have 57 points of presence (PoP) in major cities of the world, including 23 PoP in Asia (9 PoP in Indonesia, 4 PoP in Singapore, 3 PoP in Hong Kong and 1 PoP each in Dili , Dubai, Kuala Lumpur, Seoul, Tokyo, Taipei and Yangoon), 21 PoP in Europe (1 PoP each in Amsterdam, Palermo, Milan, Stockholm, Luxembourg, Switzerland, Kiev, Warsaw, Moscow, Madrid, Sofia, Vienna, Frankfurt, Berlin, London, Manchester, Paris, Marseilles, Munich, Dublin and Brussels) and 13 PoP in America, namely 1 PoP in Toronto - Canada and 12 PoP in the United States (2 PoP in Los Angeles, and 1 each PoP in Ashburn, New York, Guam, Hawaii, Chicago, Seattle, Miami, Palo Alto, Santa Clara and San Jose). In domestic, we have 42 PoP comprising 8 main PoP in Batam (Batam Center and Bukit Dangas), Jakarta (Jatinegara and Cikupa), Surabaya (Rungkut and Kebalen) and Manado (Manado Centrum and Manado Paniki), and 34 primary PoP in 29 cities in Indonesia.

To improve services in both domestic and global, Telkom deploys submarine cable network. The global submarine cable deployment is partly an investment of its own and some others through a participation in a submarine cable consortium consisting of Batam Singapore Cable System (BSCS), Dumai Malacca Cable System (DMCS), Asia-America Gateway (AAG), South East Asia-Japan Cable System (SJC), South East Asia Middle East Western Europe 5 (SEA-ME-WE 5) and Southeast Asia-United States (SEA-US). While domestic submarine cable consists of Sulawesi Maluku Papua Cable System (SMPCS) and Aceh-Sibolga-Batam-Larantuka (ASBL). To connect European, Asian, and American continents, currently we are building Indonesia Global Gateway (IGG) submarine cable network which connecting 12 major city including Batam, Jakarta, Surabaya and Manado. IGG connects SEA-ME-WE5 that connecting Dumai (Indonesia), the Middle East and West Europe along approximately 20,000 km with SEA-US that connecting Manado (Indonesia) and Los Angeles (United States) along approximately 15,000 km. Until the end of 2017, 445 districts across Indonesia have been connected by fiber-based backbone infrastructure.

Currently we have 2 satellites namely Telkom-2 and Telkom-3S. Telkom-2 has a capacity of 24 TPE (transponder equivalent to 36 Mhz) of C-band standard that reaches across Indonesia and most of Southeast Asia, while Telkom-3S has a capacity of 49 TPE consisting of 24 TPE C-band standard with coverage of all Indonesia and most of Southeast Asia region, 12 TPE extended C-band and 13 TPE Ku-band with coverage all over Indonesia. As an effort to improve our services, we plan to add satellites that are currently in the process.

Wholesale and International Business Segmen’s Financial Performance 2015 – 2017

The Wholesale and International Business segment contributes revenue of 5.8% our total revenues in 2017. The following table shows the performance of the Wholesale and International Business segment over the last three years:

WIB Segment	2017-2016	2017		2016	2015
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	26.8	7,439	548	5,866	5,603
Expenses	18.0	(12,333)	(909)	(10,451)	(8,957)
Results	(6.7)	(4,894)	(361)	(4,585)	(3,354)

The Wholesale and International Business segment recorded revenues of Rp7,439 billion (US$548 million) in 2017, an increase of Rp1,573 billion or 26.8% compared to Rp5,866 billion in 2016. The increase in revenue is in line with our increased infrastructure capacity, so as to provide a wider service to customers both in domestic and abroad. Operating expenses in 2017 increased by Rp1,882 billion or 18.0% to Rp12,333 billion (US$909 million) compared to Rp10,451 billion in 2016 primarily due to expenditures for infrastructure development. Due to the increase in expense is higher than the increase in revenue operating loss of Rp4,894 billion (US$361 million), in 2017 is increase of Rp309 billion or 6.7%, compared to Rp4,585 billion in the previous year.

In the period 2015-2016, WIB segment revenues increased by Rp263 billion or 4.7% from Rp5,603 billion to Rp5,866 billion. Expenses also increased by Rp1,494 billion or 16.7% from Rp8,957 billion to Rp10,451 billion. Segment WIB still recorded an operating loss of Rp4,585 billion or an increase of Rp1,231 billion or 36.7% due to an increase in expenses greater than revenue increase.

OTHERS SEGMENT

Our business activities in this segment are digital service provisions. We will continue to improve our digital services as part of the business ecosystem to support Indonesia’s current and future digital economic growth acceleration.

For digital services, Telkom currently offers digital lifestyle such as digital music, video and games with MelOn brand, while e-commerce service with blanja.com brand. Currently we have about 34 million active users MelOn and 3 million registers users accessing blanja.com.

blanja.com is a joint venture between Telkom and eBay, which has the concept of an online-marketplace. Currently, blanja.com has more than thousands of merchants offering various products from different categories and has a commitment to bring MSMEs into digital (Go Digital) to compete in the global market. Blanja.com has a mission to encourage the acceleration of Indonesia's digital economy growth through increasing opportunities for indigenous Indonesian products, including products of SOE partners.

Other Segment’s Financial Financial Performance 2015 – 2017

The contribution of other segments to our revenue in 2017 is 0.1%. Here are the other segment performance tables over the last three years:

Other Segment	2017-2016	2017		2016	2015
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	563.2	126	9	19	122
Expenses	134.8	(979)	(72)	(417)	(243)
Results	(114.3)	(853)	(63)	(398)	(121)

Revenue in others segments recorded revenues of Rp126 billion (US$9 million), an increase of Rp107 billion or 563.2% compared to Rp19 billion in 2016. Meanwihile the increase in expenses in 2017 amounted to Rp562 billion or 134.8%, to Rp979 billion (US$72 million) This resulted in a loss of operating income increased by Rp455 billion or 114.3% to Rp853 billion (US$63 million) compared to Rp398 billion in 2016.

In the period 2015-2016, other segment income decreased by Rp103 billion or 84.4% from Rp122 billion to Rp19 billion. While expenses also increased by Rp174 billion or 71.6% from Rp243 billion to Rp417 billion. This caused an increase in operating loss by Rp277 billion or 228.9% from Rp121 billion to Rp398 billion.

MARKETING OVERVIEW

MARKET SHARE

With growth of 9.8% In 2017, higher than the economic growth of 5.1% In the same year, the telecommunication industry has a strategic role in fostering national economic growth. A healthy industry growth shows that people still have unmet communication and access to information. This means that the market share of the telecommunication industry is still wide open, especially with the growing purchasing power and the development of digital economy in the community.

In mobile segment, the three largest cellular operators in Indonesia are Telkomsel, Indosat Ooredo and XL Axiata, which collectively accounted for more than 80% of the market share based on the estimated number of total subscribers as of December 31, 2017. The penetration of SIM cards in the cellular industry in Indonesia is quite high making continued growth in penetration increasingly limited. Our subsidiary, Telkomsel, is still the largest provider with approximately 196.3 million cellular subscribers, of which 105.8 million are mobile broadband subscribers.

For the fixed broadband segment, in addition to optimizing marketing personnel in all branch offices in Indonesia, we under brand Indihome and PT Link Net Tbk, which is affiliated with the Lippo Group and operates under the "LinkNet" brand, have a significant market share. We also compete with MNC Play Media and MyRepublic which entered the market in 2015. One of our fixed broadband products and services, IndiHome, which combines interactive television, internet and telephone programs, growth of 82.6% with total subscribers 2.9 million by the end of 2017. While our enterprise customers accounted for 302,813 consisting of 1,453 corporate customers, 300,416 MSME customers and 944 customers of government institution.

Furthermore, for the telecommunication tower business line, we had approximately 29,061 towers in 2017, comprising approximately 11,061 towers owned by Mitratel and approximately 18,000 towers owned by Telkomsel. Overall, we have more tower numbers than our other competitor towers. In terms of industry growth, market share in this line of business has decreased in the last two years when the mobile network industry experienced market consolidation and the rearrangement of the spectrum.

In the context of the digital economy, the dynamic development of the telecommunications sector has opened up new opportunities, particularly with the increasing growth of Over The Top services such as WhatsApp, Facebook, and Line, which provide a substitute service to basic telecommunications services such as voice and SMS. The presence of these Over The Top services has affected the use of legacy services, particularly SMS, which has resulted in traffic falling in past years.

MARKETING STRATEGY

We have implemented a comprehensive marketing and promotional strategy to bolster our brand and to boost sales, including through marketing communication activities and product and service distribution channel development. To increase sales, we also use above and below the line marketing channels to promote our services to certain parties and communities. We also continue to place advertisement in printed and electronic media and implement marketing methods such as point of sales broadcasting as well as promotion and sponsorship events.

To be more effective and efficient, our marketing strategies are customized based on the characteristics of our targeted business and customer segments.

1.   Consumer

Marking and aggressive direct sales zone strategy is applied in IndiHome product penetration in consumer segment, IndiHome with positioning as premium retail service for consumer segment. With this strategy, IndiHome will continue to be expansive in providing both coverage and product services while maintaining high quality aspects, up-to-date infrastructure technology and service ease by developing various conventional good service channels (GraPARI Telkom Group & Mobile IndiHome) or with digital services through myIndiHome. The measure of service quality follows the customer experience rules using the Net Promotion Score (NPS) approach.

2.   Mobile

Our marketing strategy for mobile customers is to encourage customers who currently still use mobile services and SMS to use mobile broadband services. One of our efforts in 2017 is to offer a bundling device program with a wide selection of data packets.

We are also continuing the promotion with various mobile package options to encourage mobile broadband users to increase the use of these services. Our promotional focus is targeting the youth segment with the Loop brand and packet data options that match their characteristics and needs.

In 2017, we introduced new products and changed the mobile package option to attract different customer groups. For example, we introduced HaloKick, a mobile package option for postpaid customers offering more rewards and benefits, including greater internet quota, content quota to access high definiton videos, TCASH balance, and Telkomsel POINT.

In addition, we also changed the Talkmania package, as a mobile package option aimed at maintaining our legacy business and business data penetration. Various discount programs we also run to increase customer awareness using MyTelkomsel applications.

3.   Enterprise

We implement a "SMART CONNECTED SOCIETY" marketing strategy for enterprise customers which consist of:

a.

SMART government initiative, under which we aim to become the Government's strategic information and communications technology ("ICT") partner by collaborating with government on strategic ICT mega-deals  that focus on the digital customer experience;

b.	an enterprise CONNECTED ecosystem initiative, under which we market end-to-end digital ICT solutions to our corporate customers which provide customized solutions for each of our customers; and
c.

the MSME digital SOCIETY initiative, under which we market basic ICT solutions in bundled packages to MSME in Indonesia through crafting the best-fit digital market platform and provide experience to digitize the business of MSME customers so that more efficient and effective to the customer.

4.   Wholesale and International Business

Our marketing strategy for wholesale and international business customers emphasizes on:

a.	smart pricing, which creative and innovative business schemes for business traffic (voice) as well as network services business to meet customer needs and achieving business goals.
b.	eyeball aggregation strategy, which maximizing business data & internet through aggregation of traffic from and / or to the customer
c.	improving service for international data center, MNO, MVNO and BPO customers in order to maintain strong relationships with our customers for a long term basis.

5.   Other and Digital Services

Our marketing strategy for Digital Service focus on Digital Innovation, namely:

a.	Creating unique digital services such as digital music, video, gaming, e-commerce, and travelling with different experiences from before.
b.	Building Digital Business Model covering a wider market in order to support Indonesia Digital Economics.
c.	Providing customer experience innovation through Digital Theme Park, Experience Center and Digital Experience in Telkom Group service outlets.
d.	Leveraging assets and inventory of Telkom Group as an insight in the improvement of digital services and customer experience.
e.	Growing Digital Business Portfolio through investments in Digital Startups until they become a part of Indonesian Digital Ecosystem.

DISTRIBUTION CHANNEL

To strengthen our reach to customers throughout Indonesia, we have various management strategies of the main distribution network for our products and services, namely through:

1.	Face to Face Customer Service Point

Plasa Telkom and GraPARI serve as walk-in customer service points for customers to access all Telkom and Telkomsel's products and services, including checking bills, making payments, subscription cancellation,  promotion and complaint handling.

As of 31 December 2017, we have 535 Plasa Telkom outlets and 432 GraPARI centers in Indonesia, as well as 10 GraPARI overseas (Saudi Arabia, Singapore, Hong Kong, Macau, Taiwan and Malaysia) and 4 GraPARI Telkom Group. We also operate 761 GraPARI mobile units and 1,142 IndiHome mobile units.

2.   Authorized Dealers Dan Retail Outlets

This distribution network provides Telkomsel products such as starter packs, prepaid SIM cards and top-up vouchers. We operate an authorized dealers and retail outlets network across which is non-exclusive with a discount on all marketable products.

3.   Partnership Stores

This scheme is an extension of our distribution channels through cooperation with various third party marketing outlets, such as computer or electronic stores, banks through ATM networks and other business networks.

4.   Contact Centers

Serving as call centers, we have contact centers that help customers access products and services including checking bills, promotional information, and handling complaints and access to certain service features. We operate a 24-hour contact center facility in Jakarta, Semarang, Bandung, Surabaya, Makasar, Malang and Medan.

5.   Account Management Team

Especially for corporate customers, MSME and government institutions and wholesale, we have a team that manages relationships with those customer to explore opportunities in order to give an ICT solutionsand develops a product and service distribution network.

6.   Sales Specialist

Sales Specialist have deep product and technical knowledge in order to provide appropriate and effective recommendations of solutions to corporate customers who work together with our account management team.

7.   Tele Account Management Team

We have tele account management team which supports our MSME customers and other prospective business customers through inbound and outbound calls for pre-sales, sales and other customer service requirements.

8.   Channel Partner

For enterprise customers, we cooperate with VAR (Value Added Reseller) who carry out sales and marketing activities to meet specific enterprise customer demands and for retail customers to offer retail packages. We also work with third parties to conduct sales activities through certain events.

9.   Digital Touch Point

Digital touch point is a web-based and mobile-based service provided for IndiHome and corporate customers. We provide MyIndiHome as a mobile-based self-care service for IndiHome customers. Through the application, customers can make subscription requests, billing and payment management, reporting and monitoring network issues, and accessing video on demand and customer reward programs.

10. Website

We operate www.telkom.co.id and www.Telkomsel.com in order to facilitate our customers to access products and services. Some features of services available are e-billing, registration, collective billing information and filing complaints.

11. Social Media

According to today's growing digital lifestyle, we use social media such as Facebook, Instagram and Twitter, to provide information and communicate with customers about our products and services.

COMPREHENSIVE FINANCIAL PERFORMANCE

Throughout the year 2017, we still recorded good financial performance even though some aspects of our business slowed its growth. Total assets increased by 10.5% from Rp179,611 billion in 2016 to Rp198,484 billion in 2017 as well as revenues in 2017 increased by 10.2% from in Rp116,333 billion in 2016 to Rp128,256 billion in 2017. This drove an increase in net income in 2017 by 14.4%, from Rp19,352 billion in 2016 to Rp22,145 billion and EBITDA increased by 8.6% to Rp64,609 billion compared to Rp59,498 billion from previous year.

The growth of our financial performance over the last three years can be seen in the following graph.

FINANCIAL POSITION OVERVIEW

These tables show financial position of Telkom for three years, from 2015 to 2017.

	Growth	Years ended December 31,
Consolidated statements of financial position	2017-2016	2017		2016	2015
table	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Total Current Assets	(0.3)	47,561	3,506	47,701	47,912
Total Non-Current Assets	14.4	150,923	11,124	131,910	118,261
Total Assets	10.5	198,484	14,629	179,611	166,173
Total Current Liabilities	14.1	45,376	3,344	39,762	35,413
Total Non-Current Liabilities	19.5	40,978	3,020	34,305	37,332
Total Liabilities	16.6	86,354	6,365	74,067	72,745
Total Equity attributable to owners of the parent company	9.9	92,713	6,833	84,384	75,136

Financial Position Comparison

Composition of Assets and Liability during 2017, 2016 and 2015 can be seen in the following graphic.

Graphic of Assets Composition 2015-2017

Comparison of Financial Position as of December 31 2017 Compared to as of December 31 2016

1.   Assets

As of December 31, 2017, we have total assets of Rp198,484 billion (US$14,629 million), an increase 10.5% from Rp179,611 billion in 2016.

a.   Current Assets

Current assets position reached Rp47,561 billion (US$3,506  million) as of December 31, 2017, decrease by Rp140 billion or 0.3% from Rp47,701 billion as at 31 December 2016. The decrease in our current assets is mainly due to:

•	Decrease in cash and cash equivalent by Rp4,622 billion or 15.5% due to dividen payment and capital expenditure.
•	Decrease in other receivables by Rp195 billion or 36.3%.
•	Decrease in prepaid tax Rp191 billion or 8.9%.

These decrease were offset by:

•	Increase in other current asset by Rp1,937 billion or 36.9% due to radio frequency licensing.
•	Increase in trade receivables by Rp1,859 billion or 25.2% due to increase in third party receivables by Rp1,208 billion.
•	Increase in other current financial asset by Rp702 billion or 47.7%.
•	Increase in claim for tax refund by Rp316 billion or 53.4%.

b.   Non Current Assets

As of December 31, 2017, non-current assets reached Rp150,923 billion (US$11,124  million), increase by Rp19,013 billion or 14.4%  compared to Rp131,910 billion in 2016.

Increase in non-current assets is mainly caused by:

•	Increase in property and equipment by Rp15,673 billion or 13.7% due to increase in transmission network.
•	Increase in deferred tax asset by Rp2,035 billion or 264.6% due to asset revaluation.
•	Increase in other non-current asset by Rp762 billion or 6.6%.
•	Increase in intangible asset by Rp441 billion or 14.3%.
•	Increase in long-term investment by Rp301 billion atau 16.3%.

These increase were offset by decrease in prepaid pension benefit cost by Rp199 miliar or 1.0%.

2.   Liabilities

As of December 31, 2017 our liabilities amount to Rp86,354 billion (US$6,365 million), increase 16.6%  from Rp74,067 billion in 2016.

a.   Current Liabilities

As of December 31, 2017, our short-term liabilities position reached Rp45,376 billion (US$3,344  million), increase 14.1% compared to Rp39,762 billion as at 31 December 2016.

Our short-term liabilities increase is mainly due to:

•	Increase in trade payables by Rp2,056 billion or 15.2% due to an increase in third party debt of Rp2,707 billion.
•	Increase in short-term bank loans by Rp1,378 billion or 151.3%.
•	Increase in accrued expenses by Rp1,347 billion or 11.9% due to operational, maintenance dan telecommunication service expense.
•	Increase in current maturities of long term borrowings by Rp688 billion or 15.2%.
•	Increase in advances from customers and suppliers by Rp400 billion or 47.6%.

The increase is compensated by:

•	A decrease in taxes payable by Rp164 miliar or 5.6%.
•	A decrease in prepaid revenues by Rp136 billion or 2.4%.

b.   Non Current Liabilities

As of December 31, 2017, our long-term liabilities reached Rp40,978 billion (US$3,020 million), increase by 6,673 billion or  19.5% from Rp34,305 billion as of December 31, 2016. Our increase in non current liabilities due to:

•	Increase in pension benefits and other post-employment benefits obligation by Rp4,069 billion or 66,4%.
•

Increase in long-term borrowings by Rp1,607 billion or 6.1% due to increase in bank loans by Rp1,965 billion and other borrowings by Rp499 billion. The increase is compensated by decrease in obligation under finance leases by Rp342 billion, bonds and notes by Rp340 billion and two step loans by Rp175 billion.

•	Increase in other liabilities by Rp565 billion or 1,948.3%
•	Increase in deferred tax liabilities by Rp188 billion or 25.2%.
•	Increase in long service award provision Rp145 billion or 23.7%.

3.   Equity

We recorded total equity increase by Rp6,586 billion or 6.2%   from Rp105,544 billion as at December 31, 2016 to Rp112,130 billion (US$8,265 million) as of December 31, 2017.

The increase is mainly due to total retained earning increase by Rp8,281 billion or 10.8% to Rp19,952 billion due to increase in total comprehensive income for the year attibutable to owners of the parent company. The increase is compensated by decrease in non controlling interest by Rp1,743 billion or 8.2%.

Comparison of Financial Position as of December 31, 2016 compared to as of December 31, 2015

1.   Assets

As of December 31, 2016, total assets of Telkom I shows an increases by 8.1% from Rp 166,173 billion in 2015 to Rp 179,611 billion in 2016.

a.   Current Assets

As of December 31, 2016, our current assets were Rp47,701 billion compare to Rp47,912 billion as of December 31, 2015. The decrease in current assets were mainly due to:

•	A decrease in other current financial assets by Rp1,347 billion, or 47.8% due to the withdrawal of escrow account related to the transfer of Flexi business;
•	A decrease in our advances and prepaid expense by Rp593 billion, or 10.2%;
•	A decrease in prepaid tax amounted to Rp534 billion, or 20.0%;
•	A decrease in receivable by Rp154 billion, or 2.0% due to an decrease in related party receivable.

These decrease were offset by:

•	An increase in our cash and cash equivalents Rp1,650 billion, or 5.9% due to increase in cash receipt from operational activities;
•	An increase in tax restution by Rp526 billion, or 797.0% related to income tax restitution for Telkom’s subsidiaries;
•	An increase in receivable by Rp182 billion, or 51.3%;

b.   Non Current Assets

As of December 31 2016, our non current assets were Rp131,910 billion  and Rp118,261 billion as od December 31, 2015.

The increases in non current assets were mainly due to:

•

An increase in fixed asset by Rp10,798 billion or 10.4% related to addition of fixed assets of Telkom primarily related to access infrastructure and backbone installation and addition of fixed assets of Telkomsel primarily related to access radio network;

•

An increase in our advanced and other noncurrent asset of Rp3,342 billion, or 40.9% related to an increase in down payment for Telkom 3S and Telkom 4 satellite purchases, restitution claim VAT of subsidiaries and prepaid taxes of overpaid VAT of Telkom;

•	An increase in deferred tax assets Rp568 billion, or 282.6%.

This increase was offset by decrease in prepaid pension benefit costs amounted to Rp1,132 billion, or 85.0% due to an incrrease in defined benefit obligation by Rp2,344 billion or 14% due to a change in actuarial assumption related to a decrease in discount rate by 1% from 9% in 2015 to 8% in 2016. Meanwhile, fair value of pension assets increase by Rp1,212 billion or 6.8% due to actual benefit from investation by Rp2,601 billion and was offset by benefit paid by Rp1,432 billion.

2.   Liabilities

As of December 31, 2016, total liabilities increase by 1.8% from Rp72,745 billion in 2015 to Rp74,067 billion in 2016.

a.   Current Liabilities

As of December 31, 2016, our current liabilities were Rp39,762 billion compared to Rp35,413 billion as of December 31, 2015.

The increases in current liabilities were primarily due to:

•

An increase in accrued expenses by Rp3,036 billion, or 36.8% in line with operating, maintenance and telecommunication service as well as an increase in expenses by 12%. This increases were related significantly with operational and maintenance expenses of Telkomsel Tower in line with an increase in tower leased addition in 2016 significantly. In addition, it was also due to an increase in employee benefit expenses of Telkom and Telkomsel Rp720 billion and Rp284 billion respectively, especially related to to an increase in incentives;

•	An increase in unearned revenues amounted to Rp1,203 billion, or 27.6% related to prepaid pulse reload voucher;
•	An increase in current maturities on long-term liabilities Rp679 billion, or 17.7%;
•	An increase in short-term bank loan Rp309 billion, or 51.3%;

These increases were offset by:

•	A decrease in trade payable by Rp476 billion, or 3.4% due to an decrease in trade payables to related party;
•	A decrease in tax payable by Rp319 billion, or 9.7%;
•	A decrease in other debts by Rp118 billion, or 40.7%.

b.   Non Current Liabilities

As of December 31, 2016, our non current liabilities were Rp34,305 billion compare to Rp37,332 billion as of December 31, 2015. The decrease in non current liabilities was primarily due to:

•

A decrease in bank loans amounted to Rp3,505 billion, or 22.7% due to a decrease of bank debt of Telkomsel by Rp4,172 billion and was offset by an increase in bank debt of Dayamitra by Rp1,097 billion;

•

A decrease in deferred amounted to Rp1,365 billion, or 64.7% due to a decrease in deffered tax liabilities of Telkom and Telkomsel by Rp459 billion and Rp950 billion respectively. The decrease of Telkomsel was related to assets transfer of flexi business (CBTA);

•	A decrease in obligations under finance leases amounted to Rp587 billion, or 14.9%;
•	A decrease in two-step loans amounted to Rp229 billion, or 17.7%;
•	A decrease in bond and notes by Rp177 billion, or 1.9%.

This decrease was offset by:

•

An increase in pension and other postemployment benefits amounted to Rp1,955 billion, or 46.9% due to an increase in define benefit obligation by Rp2,415 billion or 22% due to a change in actuarial assumption related to a decrease in discount rate by 0.75% from 9.25% in 2015 to 8.5% in 2016 resulting in actuarial loss by Rp1,735 billion. Meanwhile, fair value of pension assets increase by Rp941 billion or 8.6% due to an increase in stock fair value and mutual fund by Rp403 billion and Rp473 billion respectively;

•	Other lending of Dayamitra by Rp697 billion;
•	An increase in long service awards amounted to Rp112 billion, or 22.4%.

3.   Equity

Total equity increase by Rp12,116 billion, or 12.9%, from Rp93,428 billion as of December 31, 2015 to Rp105,544 billion as of December 31, 2016. The increase of equity was primarily due to:

•

An increase in additional paid-in capital and a decreased in treasury stock due to sale of treasury stock in 2016 by Rp3,300 for 864 million shares in the price of Rp3,820/share (full value) while the price of treasury stock was Ro1,263 billion;

•	An increase in retained earnings by Rp6,158 billion or 8.7% due to total comprehensive income for the year attributable to parent Company by Rp17,331 billion reduced by devidend by Rp11,213 billion;
•	An increase in non-controlling interest edpenses due to the addition of net comprehensive income attributable to non-controlling owner by Rp9,820 billion reduced by devidend by Rp7,058 billion.

PROFIT AND LOSS OVERVIEW

The following table shows Telkom’s Comprehensive Income for three years from 2015 to 2017, with each item expressed as a percentage of total revenue or expense.

	Growth	Years ended December 31,
Table of Comprehensive Income	2017-2016	2017			2016		2015
	(%)	(Rp billion)	(US$ million)%		(Rp billion)%		(Rp billion)%
Revenues	10.2	128,256	9,453	100.0	116,333	100.0	102,470	100.0
Telephone Revenus	(4.6)	43,911	3,236	34.2	46,039	39.6	45,118	44.0
Cellular	(3.2)	37,246	2,745	29.0	38,497	33.1	37,285	36.3
Usage charges	(2.8)	37,176	2,740	29.0	38,238	32.9	36,853	35.9
Monthly subscription charges	(73.0)	70	5	0.1	259	0.2	432	0.4
Fixed Line	(11.6)	6,665	491	5.2	7,542	6.5	7,833	7.7
Usage charges	(21.2)	3,032	223	2.4	3,847	3.3	4,635	4.5
Monthly subscription charges	(1.5)	3,260	240	2.5	3,311	2.8	2,821	2.8
Call center	-	290	21	0.2	290	0.2	275	0.3
Others	(11.7)	83	6	0.1	94	0.1	102	0.1
Interconnection Revenues	24.7	5,175	381	4.0	4,151	3.6	4,290	4.2
Data, Internet and Information Technology Revenues	16.2	68,535	5,051	53.4	58,971	50.6	47,820	46.7
Celluler internet and data	34.1	37,961	2,798	29.6	28,308	24.3	19,665	19.2
Short Messaging Service (SMS)	(17.4)	13,192	972	10.3	15,980	13.7	15,132	14.8
Internet, data communication and information technology services	15.4	15,085	1,112	11.8	13,073	11.2	12,307	12.0
Pay TV	25.7	1,944	143	1.5	1,546	1.3	581	0.6
Others	451.6	353	26	0.3	64	0.1	135	0.1
Network Revenues	29.7	1,873	138	1.5	1,444	1.2	1,231	1.2
Other Telecommunications Revenues	53.0	8,762	646	6.8	5,728	4.9	4,011	3.9
Sales of peripherals	53.8	2,292	169	1.8	1,490	1.3	1,516	1.5
Telecommunication tower leases	8.6	796	59	0.6	733	0.6	721	0.7
Call center service	43.1	970	71	0.8	678	0.6	668	0.7
E-payment	19.1	505	37	0.4	424	0.4	126	0.1
E-health	13.3	470	35	0.4	415	0.4	192	0.2
CPE and terminal	179.2	536	40	0.4	192	0.2	221	0.2
Power supply	1,831.0	560	41	0.4	29	0.0	—	—
Others	49.0	2,633	194	2.1	1,767	1.5	567	0.6
Expenses	9.6	85,362	6,292	100.0	77,888	100.0	71,552	100.0
Depreciation and Amortization Expenses	10.3	20,446	1,507	24.0	18,532	23.8	18,534	25.9
Operations, Maintenance and Telecommunication Services Expenses	17.1	36,603	2,698	42.9	31,263	40.1	28,116	39.3
Operations and Maintenance	16.9	19,929	1,469	23.3	17,047	21.9	15,129	21.1
Radio frequency usage charges	16.0	4,276	315	5.0	3,687	4.7	3,626	5.1
Leased lines and CPE	1.1	2,607	192	3.1	2,578	3.3	1,913	2.7
Concession fees and USO charges	1.4	2,249	166	2.6	2,217	2.8	2,230	3.1
Cost of IT service	69.4	2,648	195	3.1	1,563	2.0	882	1.2
Cost of sales of handset	4.3	1,544	114	1.8	1,481	1.9	1,493	2.1
Electricity, gas and water	8.0	1,037	76	1.2	960	1.2	1,014	1.4
Cost of SIM cards and vouchers	46.5	914	67	1.1	624	0.8	444	0.6
Vehicles rental and supporting facilities	(18.0)	301	22	0.4	367	0.5	296	0.4
Tower leases	46.6	472	35	0.6	322	0.4	646	0.9
Insurance	14.8	294	22	0.3	256	0.3	312	0.4
Others	106.2	332	24	0.4	161	0.2	131	0.2
Personnel Expenses	(0.6)	13,529	997	15.8	13,612	17.5	11,874	16.6
Salaries and related benefits	4.6	7,821	576	9.2	7,476	9.6	5,684	7.9
Vacation pay, incentives and other benefits	(13.6)	3,339	246	3.9	3,865	5.0	4,575	6.4
Pension benefit cost	59.2	1,700	125	2.0	1,068	1.4	432	0.6
Early retirement program	(100.0)	-	-	0.0	628	0.8	683	1.0
Long Service Award (LSA) Expense	7.6	255	19	0.3	237	0.3	152	0.2
Net periodic post employment health care benefits cost	69.3	276	20	0.3	163	0.1	216	0.3
Other employee benefit cost	(24.4)	62	5	0.1	82	0.1	53	0.1
Other post-employment benefit cost	(12.5)	42	3	0.0	48	0.1	47	0.1
Others	(24.4)	34	3	0.0	45	0.1	32	0.0
Interconnection Expenses	(7.2)	2,987	220	3.5	3,218	4.1	3,586	5.0
Marketing Expenses	27.5	5,268	388	6.2	4,132	5.3	3,275	4.6
General and Administrative Expenses	14.1	5,260	388	6.2	4,610	5.9	4,204	5.8
General Expenses	(10.9)	1,449	107	1.7	1,626	2.1	1,032	1.4
Provision for impairment of receivables	101.1	1,494	110	1.8	743	1.0	1,010	1.4
Training, education and recruitment	33.1	531	39	0.6	399	0.5	393	0.5
Collection expenses	(11.2)	135	10	0.2	152	0.2	368	0.5
Travelling	8.9	475	35	0.6	436	0.6	347	0.5
Professional fees	(16.2)	498	37	0.6	594	0.8	424	0.6
Meeting	16.4	241	18	0.3	207	0.3	163	0.2
Social contribution	47.0	197	15	0.2	134	0.2	116	0.2
Others	(24.8)	240	18	0.3	319	0.4	351	0.5
Other expenses	(49.7)	1,269	94	1.5	2,521	3.2	1,963	2.8
Gain / loss on foreign exchange-net	(198.1)	(51)	(4)	-0.1	52	0.1	46	0.1
Other expenses	(46.5)	1,320	97	1.5	2,469	3.2	1,917	2.7
Other Income	38.5	1,039	77		750		1,500
Operating Profit	12.1	43,933	3,238		39,195		32,418
Finance Income	(16.4)	1,434	106		1,716		1,407
Finance Costs	(1.5)	(2,769)	(204)		(2,810)		(2,481)
Share of profit of associated companies	(30.7)	61	4		88		(2)
Profit Before Income Tax	11.7	42,659	3,144		38,189		31,342
Income Tax (Expense) Benefit	10.4	(9,958)	(734)		(9,017)		(8,025)
Profit for the Year	12.1	32,701	2,410		29,172		23,317
Other comprehensive income (expenses) - net	(11.1)	(2,332)	(172)		(2,099)		631
Net comprehensive income for the year	12.2	30,369	2,238		27,073		23,948
Profit for the year attributable to owners of the parent company		22,145	1,632		19,352		15,489
Profit for the year attributable to non-controlling interest		10,556	778		9,820		7,828
Net comprehensive income attributable to owner of the parent company		19,952	1,471		17,331		16,130
Net comprehensive income for the year attributable to non-controlling interest		10,417	768		9,742		7,818

Profit and Loss Comparison

Composition of Revenues and Expenses during 2015 until 2017 can be seen in the following diagram.

Graphic of Revenues Composition 2015-2017

Graphic of Expenses Composition 2015-2017

Comparison of Profit and Loss  for The Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

1.   Revenues

We recorded an increase in revenues by Rp11,923 billion or 10.2%, from Rp116,333 billion in 2016 to Rp128,256 billion (US$9,453 million) in 2017. This increase is mainly due to the data, internet and information technology services revenue.

a.   Cellular Telephone Revenues

Our cellular revenues accounted for 29.0% of our 2017 consolidated revenues. Our cellular revenues decrease by Rp1,251 billion, or 3.2%, from Rp38,497 billion in 2016 to Rp37,246 billion. The decrease is due to a decrease in usage charges revenue by Rp1,062 billion or2.8%.

b.   Fixed Lines Revenues

Fixed line revenues decreased by Rp877 billion or 11.6%, from Rp7,542 billion in 2016 to Rp6,665 billion in 2017. The decrease in fixed line revenues occurred due to a decrease in usage charges by Rp815 billion or 21.2%.

c.   Data, Internet and Information Technology Services Revenues

We derived data, internet and information technology services revenues of Rp68,535 billion (US$5,051 million), increase by Rp9,564 billion or 16.2% from Rp58,971 billion in 2016. Revenue from this business activity accounted for 34.4% of consolidated revenue in the year ended December 31, 2017.

Increase in data revenues, internet and information technology services is mainly due to:

•	An increase in internet and celuller data by Rp9,653 billion or 34.1% due to the growth in mobile broadband usage from 84.7 million subscribers in 2016 to 105.8 million subscribers in 2017.
•

An increase in internet, data communications and information technology services revenue increased by Rp2,012 billion or 15.4% in line with growing fixed broadband subscribers from 4.3 million to 5.3 million, which include IndiHome subscribers.

•	Increased Paid TV revenue by Rp398 billion or 25.7% as IndiHome subscribers accessed UseeTV.
•	Increase in other income by Rp289 billion or 451.6%.

This increase is compensated by a decrease in SMS revenue by Rp2,788 billion or 17.4% due to over the top service. The revenue of Data, Internet and Information Technology Services without SMS revenue reached Rp55,343 billion or increased 28.7%.

d.   Interconnection Revenues

Our interconnection revenues consist of interconnection revenues from Telkom's fixed line and interconnection revenues from Telkomsel's cellular network. Interconnection revenues include international direct incoming calls from IDD 007 services. Interconnection revenues in 2017 increased by Rp1,024 billion or 24.7% from Rp4,151 billion in 2016 to Rp5,175 billion (US$381 million) in 2017, due to increased in domestic interconnection revenue.

e.   Network Revenues

Our network revenues increased by Rp429 Billion or 29.7%, from Rp1,444 billion in 2016 to Rp1,873 (US$138 million) in 2017.

f.   Other Telecommunications Services Revenues

Other telecommunications services increased by Rp3,034 billion or 53.0%, from Rp5,728 billion in 2016 to Rp8,762 billion (US$646 million) in 2017. The increased was mainly due to:

•	Increase in other income by Rp866 billion or 49.0%.
•	Increase in peripheral sales by Rp802 billion or 53.8%.
•	Increased electricity rental service amounting to Rp531 billion or 1831.0%.
•	Increase in CPE and terminal revenue by Rp344 billion or 179.2%.
•	Increase in call center revenue by Rp292 billion or 43.1%.

g.   Other Income

Other income increased by Rp289 billion or 38.5%, from Rp750 billion in 2016 to Rp1,039 miliar (US$77    million) in 2017.

2.   Expenses

Total expenses increased by Rp7,474 billion, or 9.6%, increased from Rp77,888 billion in 2016 to Rp85,362 billion (US$6,292 million) in 2017.

a.   Operations, Maintenance and Telecommunication Service Expenses

Operations, maintenance and telecommunication service expenses contributed 42.9% from the total of  Company’s expenses. Operations, maintenance and telecommunication service expenses increased by Rp5,340 billion, or 17.1%, from Rp31,263 billion in 2016 to Rp36,603 billion (US$2,698 million) in 2017. This increase was primarily attributable to the following:

•	An increase in operations and maintenance expenses by Rp2,882 billion, or 16.9%, due to an increase of network maintenance.
•	An increase in cost of IT services expense by Rp1,085 billion or 69.4% in line with increase in Telkom Sigma’s information technology revenue.
•	An increase in radio frequency usage charges expense by Rp589 billion or 16.0% due to additional radio frequency by Telkomsel.
•	An increase in cost of SIM card and vouchers sales by Rp290 billion or 46.5%.
•	An increase in others expense by Rp171 billion or 106.2%.
•	An increase in tower leases expense by Rp150 billion or 46.6%.

b.   Depreciation and Amortization Expenses

Depreciation and amortization expenses increased by Rp1,914 billion, or 10.3%, from Rp18,532  billion in 2016 to Rp20,446 billion (US$1,507 million) in 2017 due to Telkomsel’s acceleration of transmission depreciation.

c.   Personnel Expenses

Personnel expenses contributed 15.8% from our total expenses. This expense increases by Rp83 billion or 0.6%, from Rp13,612 billion in 2016 to Rp13,529 billion (US$997 million) in 2017. This increase was driven by:

•	A decrease in vacation pay, incentives and other benefits expenses by Rp526 billion, or 13.6%;
•	A decrease in early retirement program by Rp628 billion due to no programs in 2017.

The decrease was offset by:

•	An increase in pension benefit cost by Rp632 billion, or 59.2% in line with increase in pensions obligation.
•	An increase in salaries and related benefits expenses by Rp345 billion, or 4.6%.
•	An increase in net periodic post-employment health care benefit cost by Rp113 billion, or 69.3%.

d.   Interconnection Expense

Interconnection expense decreased by Rp231 billion, or 7.2%, from Rp3,218 billion in 2016 to Rp2,987 billion (US$220 million) in 2017 in line with decrease in usage charges revenues.

e.Marketing Expense

Marketing expenses increased by Rp1,136 billion, or 27.5%, from Rp4,132 billion in 2016 to Rp5,268 billion (US$388 million) in 2017. This increase was primarily due to an increased promotion by Telkomsel.

f.   General and Administrative Expenses

General and administrative expenses increased by Rp650 billion, or 14.1%, from Rp4,610 billion in 2016 to Rp5,260 billion (US$388 million) in 2017. This increase primarily due to:

•	An increase in provision for impairment of receivables by Rp751 billion, or 101.1% due to more prudent estimation methods undertaken by management.
•	An increase in training, education and recruitment expenses by Rp132 billion, or 33.1%;

This increase was offset by a decrease in general expenses by Rp177 billion or 10.9%.

g.   Gain (loss) on Foreign Exchange – net

Gain on foreign exchange – net amounted to Rp51 billion (US$4 million), while in 2016 loss on foreign exchange net by Rp52 billion.

h.   Other Expenses

Other expenses decreased by Rp1,149 billion or 46.5%, from Rp2,469 billion in 2016 to Rp1,320 billion (US$97 million) in 2017.

3.   Operating Profit and Operating Profit Margin

As a result of the foregoing, operating profit increased by Rp4,738 billion, or 12.1%, from Rp39,195 billion in 2016 to Rp43,933 billion (US$3,238 million) in 2017. Operating profit margin increased from 33.7% in 2016 to 34.3% in 2017.

4.   Profit before Income Tax and Pre-Tax Margin

Our profit before income tax increased by Rp4,470 billion, or 11.7%, from Rp38,189 billion in 2016 to Rp42,659 billion (US$3,144 million) in 2017. Pre-tax margin increased from 32.8% in 2016 to 33.3% in 2017.

5.   Income Tax Expense

Income tax expense increased by Rp941 billion, or 10.4%, from Rp9,017 billion in 2016 to Rp9,958 billion (US$734 million) in 2017, inline with the increase in profit before income tax.

6.   Other Comprehensive Income

In 2017, other comprehensive income amounted to Rp2,332 billion (US$172 million) due to an actuarial losses by Rp2,375 billion. In the previous year, Telkom’s other comprehensive income amounted to Rp2,099 billion.

7.   Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent Company increased by Rp2,793 billion, or 14.4%, from Rp19,352 billion in 2016 to Rp22,145 billion (US$1,632 million) in 2017.

8.   Profit for the Year Attributable to Non-controlling Interest

Profit for the year attributable to non-controlling interest increased by Rp736 billion, or 7.5%, from Rp9,820 billion in 2016 to Rp10,556 billion (US$778 million) in 2017.

9.   Net Comprehensive Income for the Year

Net Comprehensive income for the year increased by Rp3,296 billion, or 12.2%, from Rp27,073 billion in 2016 to Rp30,369 billion (US$2,238 million) in 2017.

10. Net Income per Share

Net income per share increased by Rp27.36 or 13.9%, from Rp196.19 in 2016 to Rp223.55 in 2017.

Comparison of Profit and Loss for The Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

1.   Revenues

Total revenues increased by Rp13,863 billion, or 13.5%, from Rp102,470 billion in 2015 to Rp116,333 billion in 2016. The increase in revenues in 2016 was due to the increase in data internet and information technology service revenues and cellular telephone revenues, and to a lesser extent others telecomunication services revenues.

a.   Cellular Telephone Revenues

Cellular telephone revenues contributes 33.1% of our consolidated income as of 31 December 2016. Cellular telephone revenues increase by Rp1,212 billion, or 3.3%, from Rp37,285 billion in 2015 to Rp38,497 billion in 2016. This increase was due to an increase in usage charges by Rp1,385 billion or 3.8% due to an increase in Telkomsel subscribers from 152.6 million to 173.9 million.

This increase was offset by an decrease in monthly subscription charges by Rp173 billion, or 40.0%.

b.   Fixed Lines Revenues

Fixed lines revenues decreased by Rp291 billion, or 3.7%, from Rp7,833 billion in 2015 to Rp7,542 billion in 2016. The decrease in fixed lines revenues was primarily due to decrease in usage charges by Rp788 billion, or 17.0% from Rp4,635 billion in 2015 to Rp3,847 billion in 2016.

This decrease was due to an increase in monthly subscription amounted to Rp490 billion, or 17.4% due to the success of IndiHome Triple Play bundling program implementation.

c.   Data, Internet and Information Technology Services Revenues

Our data, internet and information technology service revenues contributed 50.6% of our consolidated revenues as of December 31, 2016, compared to 46.6% as of December 31, 2015. The increase of data, internet and information technology service revenues amounted to Rp11,151 billion, or 23.3%, from Rp47,820 billion in 2015 to Rp58,971 billion in 2016 was due to:

•

An increase in data cellular and internet revenues by Rp8.643 billion, or 44.0% due to a growth in mobile broadband usage from 73.9 million subscribers in 2015 to 84.7 million subscribers in 2016 related to high adoption of smartphone (3G/4G);

•	An increase in Pay TV income by Rp965 billion, or 166.1% due to an increased in UseeTV subscribers;
•	An increase in SMS Revenues increased by Rp848 billion, or 5.6%, driven from successful implementation of cluster-based pricing;
•

An increase in communication internet revenue by Rp766 billion, or 6.2% related to an increased of Fixed Broadband subcribers growth from 4.0 million to 4.3 million, which include IndiHome subscribers.

This increase was offset by decrease in other data and internet revenues by Rp71 billion, or 52.6% from Rp135 billion in 2015 to Rp64 billion in 2016.

d.   Interconnection Revenues

Interconnection revenues comprised interconnection revenues from our fixed line network and interconnection revenues from Telkomsel’s mobile cellular network. Including incoming international long-distance revenues from our IDD service (TIC‑007).

Interconnection revenues decreased by Rp139 billion, or 3.2% from Rp4,290 billion in 2015 to Rp4,151 billion in 2016.

e.   Network Revenues

Network revenues increased by Rp213 billion, or 17.3%, from Rp1,231 billion in 2015 to Rp1,444 billion in 2016 primarily due to a decrease in leased line amounted and an increase in number of leased transponder satellite from 4,648 million MHz to 6,801 million MHz.

f.   Other Telecommunications Services Revenues

In 2016, revenues from other telecommunications service increased by Rp1,717 billion, or 42.8%, from Rp4,011 billion in 2015 to Rp5,728 billion in 2016. The increase was primarily due to:

•	An increase in other revenues by Rp1,200 billion, or 211.6% due to an increase in manage service revenues;
•	An increase in e-payment revenues by Rp298 billion or 236.5%;
•	An increase in e-health revenues by Rp223 billion or 116.1%.

g.   Other Income

Other income decreased by Rp750 billion, from Rp1,500 billion in 2015 to Rp750 billion in 2016.

2.   Expenses

Total expenses increased by Rp6,336 billion, or 8.9%, from Rp71,552 billion in 2015 to Rp77,888 billion in 2016

a.   Operations, Maintenance and Telecommunication Service Expenses

Operations, maintenance and telecommunication service expenses contributed 40.1% from the total of  Company’s expenses. Operations, maintenance and telecommunication service expenses increased by Rp3,147 billion, or 11.2%, from Rp28,116 billion in 2015 to Rp31,263 billion in 2016. This increase was primarily attributable to the following:

•

An increase in operations, maintenance and telecommunication service expenses by Rp1,918 billion, or 12.7%, due to an increase of expenses in line with network maintenance to improve our cellular and IndiHome business performance;

•	An increase in informatics technology services expenses by Rp681 billion, or 77.2%;
•	An increase in leased lines and CPE amounted Rp665 billion, or 34.8% used for operational and maintenance of leased lines;
•	Increased cost of SIM card sales and vouchers Rp180 billion or 40.5%.

The increase was compensated by decrease tower lease cost Rp324 billion or 50.2%Rp324 billion or 50.2%.

b.   Depreciation and Amortization Expenses

Depreciation and amortization expenses decreased by Rp2 billion, or 0.0%, from Rp18,534 billion in 2015 to Rp18,532 billion in 2016.

c.   Personnel Expenses

Personnel expenses contributed 17.5% from our total expenses. This expense increases by Rp1,738 billion, or 14.6%, from Rp11,874 billion in 2015 to Rp13,612 billion in 2016. This increase was driven by:

•	An increase in employees’ salary expenses amounted to Rp1,792 billion, or 31.5%;
•	An increase in net periodic pension costs amounted to Rp636 billion, or 147.2%;

This increase was offset by  a decrease in employees insentives expenses amounted Rp710 billion, or 15.5%.

d.   Interconnection Expense

Interconnection expense decreased by Rp368 billion, or 10.3%, from Rp3,586 billion in 2015 to Rp3,218 billion in 2016 in line with decrease in interconnection revenues.

e.   Marketing Expense

Marketing expenses increased by Rp857 billion, or 26.2%, from Rp3,275 billion in 2015 to Rp4,132 billion in 2016. This increase was primarily due to an increased promotion of 4G LTE and IndiHome Triple Play.

f.   General and Administrative Expenses

General and administrative expenses increased by Rp406 billion, or 9.7%, from Rp4,204 billion in 2015 to Rp4,610 billion in 2016 primarily due to:

•	An increase in general and administrative expenses amounted to Rp594 billion, or 57.6%;
•	An increase in professional service expenses amounted to Rp170 billion, or 40.1%;

This increase was offset by:

•	A decrease in provision for doubtful impairment of receivables by Rp267 billion, or 26.4%;
•	A decrease in collection expenses amounted to Rp216 billion, or 58.7%.

g.   Gain (loss) on Foreign Exchange – net

Loss on foreign exchange – net increased by Rp6 billion, from Rp46 billion in 2015 to Rp52 billion in 2016.

h.   Other Expenses

Other expenses increased by Rp552 billion, from Rp1,917 billion in 2015 to Rp2,469 billion in 2016.

3.   Operating Profit and Operating Profit Margin

As a result of the foregoing, operating profit increased by Rp6,777 billion, or 20.9%, from Rp32,418 billion in 2015 to Rp39,195 billion in 2016. Operating profit margin increased from 31.6% in 2015 to 33.7% in 2016.

4.   Profit before Income Tax and Pre-Tax Margin

As a result of the foregoing, profit before income tax increased by Rp6,847 billion, or 21.8%, from Rp31,342 billion in 2015 to Rp38,189 billion in 2016. Pre-tax margin increased from 30.6% in 2015 to 32.8% in 2016.

5.   Income Tax Expense

Income tax expense increased by Rp992 billion, or 12.4%, from Rp8,025 billion in 2015 to Rp9,017 billion in 2016, following the increase in profit before income tax.

6.   Other Comprehensive Income

In 2016, other comprehensive income amounted to Rp2,099 billion due to an actuarial losses amounted to Rp2.058 billion. In the previous year, Telkom recorded other comprehensive income in the amount of Rp631 billion.

7.   Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent Company increased by Rp3,863 billion, or 24.9%, from Rp15,489 billion in 2015 to Rp19,352 billion in 2016.

8.   Profit for the Year Attributable to Non-controlling Interest

Profit for the year attributable to non-controlling interest increased by Rp1,992 billion, or 25.4%, from Rp7,828 billion in 2015 to Rp9,820 billion in 2016.

9.   Net Comprehensive Income for the Year

Net Comprehensive income for the year increased by Rp3,125 billion, or 13.0%, from Rp23,948 billion in 2015 to Rp27,073 billion in 2016.

10. Net Income per Share

Net income per share increased by Rp38,42 or 24.4%, from Rp157.77 in 2015 to Rp196.19 in 2016.

CASHFLOW OVERVIEW

The following tables presents the information about our consolidated cash flow, such as on our Consolidated Financial Report from 2015 to 2017.

	Growth	As of Desember 31,
Cash Flow Table	2017-2016	2017		2016	2015
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Net Cash
provided by operating activities	4.6	49,405	3,641	47,231	43,669
used in investing activities	19.8	(33,007)	(2,433)	(27,557)	(27,421)
used in financing activities	17.6	(21,052)	(1,552)	(17,905)	(6,407)
Net increase in cash and cash equivalents	(363.1)	(4,654)	(343)	1,769	9,841
Effect of exchange rate changes on cash and cash equivalents	126.9	32	2	(119)	604
Cash and cash equivalents at beginning of year	5.9	29,767	2,194	28,117	17,672
Cash and cash equivalents at end of year	(15.5)	25,145	1,853	29,767	28,117

Cashflow Comparison

Composition of Cash Receipt and Cash Disbursement from 2015 to 2017 on graphic below.

Graphic of Cash Receipt Composition 2015-2017

Graphic of Cash Disbursement 2015-2017

Comparison of Cash Flow for Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Our total cash and cash equivalents as of December 31, 2017 amounted to Rp25,145 billion (US$1,853 million),  decreased by Rp4,622 billion or 15.5% compared to the year of 2016 amounted to Rp29,767 billion. The largest cash receipts by Rp127,669 or 90.3% came from operations activities, followed by receipts from financing activities by Rp12,219 billion or 8.6% and from investment activities by Rp1,550 billion or 1.1%.

Cash received is mostly used for operating activities by Rp78,264 billion or 53.6%, investment activity by Rp34,557 billion or 23.7% and financing activities by Rp33,271 billion or 22.8%.

1.   Cash Flows from Operating Activities

In 2017, we recorded net cash provided by operating activities were Rp49,405 billion (US$3,641 million) compared to Rp47,231 billion in 2016.

Cash receipts from operating activities amounted to Rp127,669 billion, increased by Rp9,343 billion, or 7.9% compared to 2016. The cash receipts came from:

•	Cash receipts from customers and other operator of Rp125,111 billion;
•	Interest income received of Rp1,431 billion;
•	Other cash receipts of Rp542 billion;
•	Tax refund receipts of Rp585 billion.

Cash disbursements from operating activities amounted to Rp78,264 billion, increased by Rp7,169 billion, or 10.1% compared to 2016. The cash disbursements were used for:

•	Cash payments for expenses of Rp49,604 billion;
•	Payment for corporate and final income taxes of Rp11,846 billion;
•	Cash payments to employees of Rp11,739 billion;
•	Payments for interest cost of Rp3,133 billion;
•	Payment for value added taxes after of Rp1,942 billion.

2.   Cash Flows from Investing Activities

In 2017, net cash flows used in investing activities was Rp33,007 billion (US$2,433 million) an increase of Rp27,557 billion in 2016.

Cash receipts from investing activities amounted to Rp1,550 billion in 2017, compared to Rp3,007 billion recorded in 2016, The amount is decreased by Rp1,457 billion, or 48.5%. The cash receipts came from:

•	Proceeds from sale of property and equipment of Rp1,367 billion;
•	Proceeds from insurance claims of Rp155 billion.
•	Dividends received from associated companies of Rp28 billion.

Cash disbursements from investing activities amounted to Rp34,557 billion, increased by Rp3,993 billion, or 13.1% compared to Rp30,564 billion in 2016. Cash disbursements were used for:

•	Purchases of property and equipment of Rp32,294 billion;
•	Placement in time deposits and available-for-sale financial assets of Rp676 billion
•	Purchases of intangible assets of Rp508 billion;
•	Increases advances for purchases of property and equipment of Rp490 billion;
•	Additional contribution on long-term investments of Rp269 billion;
•	Business acquisition, net of acquired cash of Rp243 billion;
•	Purchases of other assets of Rp77 billion.

3.   Cash Flows from Financing Activities

Net cash flows used in financing activities in 2017 was Rp21,052 billion (US$1,552 million) compared to with Rp17,905 billion in 2016.

Cash receipts from financing activities amounted to Rp12,219 billion, which increased by Rp1,298 billion, or 11.9% from Rp10,921 billion in 2016. The cash receipts came from:

•	Proceeds from bank loans and other borrowings of Rp12,169 billion;
•	Capital contribution of non-controlling interests in subsdiaries of Rp50 billion.

In 2017, we have cash disbursement for financing activities of Rp33,271 billion. Compared to Rp28,826 billion in 2016, the amount increased by Rp4,445 billion or 15.4%. The cash disbursements were used for:

•	Cash devidends paid to the Company’s stockholders and to non-controlling stockholders of subsidiaries of Rp11,627 billion, and Rp12,355 billion.
•	Repayment of bank loans and other borrowings of Rp9,289 billion.

Comparison of Cash Flow for Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

As of December 31, 2016, total cash and cash equivalent amounted to Rp29,767 billion, increased by Rp1,650 billion, or 5.9% compared to 2015. Operating activity accounted for the largest cash receipts Rp118,326 billion,or 89.5%, followed by financing activity amounted to Rp10,921 billion, or 8.3% and investing activity amounted to Rp3,007 billion, or 2.3%. In total, cash receipts increased by Rp8,051 billion, or 6.5% compared to 2015.

The majority of cash used for operating activities amounted to Rp71,095 billion, or 54.5% investment activities amounted to Rp30,564 billion, or 23.4% and financing activities amounted to Rp28,826 billion, or 22.1%. Compared to 2015, cash disbursement increased by Rp16,123 billion, or 14.1%.

1.   Cash Flows from Operating Activities

In 2016 net cash provided by operating activities was Rp47,231 billion compared to Rp43,669 billion in 2015.

Cash receipts from operating activities amounted to Rp118,326 billion, increased by Rp15,663 billion, or 15.3% compared to 2015. The cash receipts came from:

•	Cash receipts from customers and other operator of Rp116,116 billion;
•	Interest income received of Rp1,736 billion;
•	Other cash receipts after netted with the other cash disbursement of Rp474 billion.

Cash disbursements from operating activities amounted to Rp71,095 billion, increased by Rp12,101 billion, or 20.5% compared to 2015. The cash disbursements were used for:

•	Cash disbursements for expenses of Rp42,433 billion;
•	Payment for corporate and final income taxes of Rp11,304 billion;
•	Cash payments for employees of Rp11,207 billion;
•	Payments for interest cost of Rp3,455 billion;
•	Payment for value added taxes after netted with the receipt of claim for value added taxes of Rp2,696 billion.

2.   Cash Flows from Investing Activities

Net cash flows used in investing activities in 2016 was Rp27,557 billion compared to Rp27,421 billion in 2015, an increase of Rp136 billion or 0.5%.

Cash receipts from investing activities amounted to Rp3,007 billion, increased by Rp2,101 billion, or 231.9% compared to 2015. The cash receipts came from:

•	Proceeds from escrow accounts of Rp2,159 billion;
•	Proceeds from sale of property and equipment of Rp765 billion;
•	Proceeds from insurance claim of Rp60 billion;
•	Dividends received from associated entities of Rp23 billion.

Cash disbursements from investing activities amounted to Rp30,564 billion, increased by Rp2,237 billion, or 7.9% compared to 2015. Cash disbursements were used for:

•	Purchases of property and equipment of Rp26,787 billion;
•	Increases advances for purchases of property and equipment of Rp1,338 billion;
•	Purchases of intangible assets of Rp1,098 billion;
•	Placement in time deposits and available-for-sale financial assets of Rp983 billion;
•	Acquisition of non-controlling interest in subsidiary of Rp138 billion;
•	Acquisition of business, net of acquired cash of Rp137 billion;
•	Additional contribution on long-term investments of Rp43 billion;
•	Increase in other assets of Rp40 billion.

3.   Cash Flows from Financing Activities

Net cash flows used in financing activities in 2016 was Rp17,905 billion compared to with Rp6,407 billion in 2015.

Cash receipts from financing activities amounted to Rp10,921 billion, which decreased by Rp9,713 billion, or 47.1% compared to 2015. The cash receipts came from:

•	Proceeds from loans and other borrowings of Rp7,479 billion;
•	Proceed from sale of treasury stock of Rp3,259 billion;
•	Capital contribution of non-controlling interests in subsdiaries of Rp183 billion.

Cash disbursements from financing activities amounted to Rp28,826 billion, which increased by Rp1,785 billion, or 6.6% compared to 2015. The cash disbursements were used for:

•	Cash devidends paid to the Company’s stockholders and to non-controlling stockholders of subsidiaries of Rp11,213 billion, and Rp7,058 billion;
•	Repayment of loans and other borrowings of Rp10,555 billion.

SOLVENCY

Liquidity is key to short-term and long-term solvency. All liquidity ratios presented in these Statements show good ability of Telkom and its Subsidiary to pay their debts. In general, Telkom’s liquidity in 2017 was better than its liquidity in 2016. This indicates that Telkom business group has good liquidity and the ability to meet its liabilities.

The sources of liquidity of Telkom and its subsidiary primarily come from the cash inflows and outflows from business operations, financing and investments. Please refer to section “Liquidity”. For more details on the debts of Telkom and its Subsidiary, please see notes 12-16 to the Consolidated Financial Statements.

a.   Short-term Liabilities

Telkom and its subsidiary use and analyze short-term liquidity ratios to oversee the current asset adequacy to carry on the business and meet the current liabilities due. The short-term liquidity ratios of Telkom and its Subsidiary are presented in current ratio, quick ratio and cash ratio in the following table.

RATIO	2017	2016	2015
Current Ratio	104.8%	120.0%	135.3%
Quick Ratio	81.3%	98.4%	109.6%
Cash Ratio	60.2%	78.6%	87.4%

Our current ratio 104.8% indicates the availability of our current assets more than current debt. therefore, we have the ability to repay the debt that matures in the short term. Similarly, our quick ratio and cash ratio 81.3% and 60.2% indicate our policies that concern on risk of short-term debt maturity date.

b.   Long-term Liabilities

The long-term liquidity ratios serve as the measuring instrument for Telkom and its Subsidiary to analyze their ability to meet long-term liabilities. Three ratios are used, which are debt-to-equity ratio, debt-to-EBITDA and EBITDA-to-interest-expense as shown in the following table.

RATIO	2017		2016		2015
Debt To Equity Ratio	31.6%		30.1%		37.0%
Debt To EBITDA	54.9%		53.4%		67.3%
EBITDA to interest expense	23.3	X	21.2	X	20.7	X

The debt to equity ratio 31.6% indicates that our equity is more than our long-term liabilities. This means we have more than enough capability to pay long-term liabilities. Similarly, the debt to EBITDA ratio 54.9% and the EBITDA ratio to interest expense by 23.3 times, indicates that our management of our long-term liabilities is highly controlled and has very low risk.

RECEIVABLES COLLECTABILITY

Our collectability rates in 2017 is 26.2 days with receivables rollover ratio of 13.9. We also created provision against business receivables value depreciation based on the collective historical rate of value depreciation and credit history of customers individually in the amount of Rp4,331 billion in 2017 and Rp2,990 billion in 2016. This was done to anticipate the uncollected parts of business receivables throughout 2017.

In calculating and presenting the due receivables amount, we does not differentiate business receivables of affiliated party and receivables of third party. The due receivables value of consolidated per December 31, 2017 and 2016 are of Rp3,354 billion and Rp3,005 billion respecteively. Receivables that were not depreciated in value considered as good rating and collectible. For further details on Company’s receivables, please see Note 5 in the Consolidated Financial Statement.

Table of Receivables Collectability Year 2015‑2017

Ratio	Average Collection Duration Ratio (%)
	2017	2016	2015
Average collection ratio	26.2	23.1	26.8
Receivables turnover ratio	13.9	15.8	13.6

CAPITAL STRUCTURE

We have funding resources available to run the Company resulting from short-term debt, long-term debt and equity. The largest composition of our capital structure comes from equity.

The following are tables and diagrams which illustrating the capital structure and composition of Telkom during the last three years.

Graphic of Capital Structure Composition of Telkom Group Year in 2015‑2017

Capital Structure	2017		2016	2015
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Short Term	2,289	169	911	602
Long Term	33,183	2,446	30,888	34,010
Debt	35,472	2,614	31,799	34,612
Equity	92,713	6,833	84,384	75,136
Total Invested Capital	128,185	9,448	116,183	109,748

MANAGEMENT POLICY ON CAPITAL STRUCTURE

Management policy on capital structure was drawn based on qualitative and quantitative approaches, in order to determine the optimal funding composition from equity and debt. Periodically, we assess its capital structure, leverage level and performance of the debt payment as the basis of decision for addition or payments of short-term or long-term debt. If possible, a financing scheme can be renewed with a more efficient funding scheme.

We also maintains its capital structure well at the level it believes will not risk its credit rating, or at least equal to its competitors’ credit rating while at the same time maintains a capital structure to optimize the cost of capital (weighted average cost of capital) as well as tax benefits. In maintaining the balance of capital structure, we use several financial ratios. In 2017, Our debt-to-equity ratio (“DER”) was 31.6% and our debt service coverage ratio was 4.3 times, indicating the Company’s high ability to repay the debt. During 2017, the Company has complied with capital requirements provided by the external parties. For information of management policy on capital management, see Note 38 to the Consolidated Financial Statements.

CAPITAL EXPENDITURE

In line with our strategy of transforming into digital telecommunication Company, we invest capital expenditure according to short-term, medium-term and long-term needs. In addition, dynamic technological change and increased connectivity requirements and the rapid digital economy era are driving us to accelerate capital expenditure.

AMOUNT OF CAPITAL EXPENDITURE

The total capital expenditure of Telkom business group in 2017 has amounted Rp33,156 billion (US$2,444 million), increased by Rp3,957 billion or 13.5% compared to capital expenditure in 2016. The amount already covers the investment of Telkom, as the parent Company and its subsidiaries.

The Table of Capital Expenditure of Telkom Group Year 2015‑2017

	Years ended December 31,
Table of Amount of Our Capital Expenditure	2017		2016	2015
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Telkom (parent company)	11,572	853	10,309	9,641
Subsidiaries
Telkomsel	15,080	1,111	12,564	11,321
Others	6,504	479	6,326	5,439
Subtotal for subsidiaries	21,584	1,591	18,890	16,760
Total for Telkom Group	33,156	2,444	29,199	26,401

Telkomsel as one of our subsidiaries, invested the largest capital expenditure with total Rp15,080 billion while Telkom invested capital expenditure amounting to Rp11,572 billion. The total investment of capital expenditure from other subsidiaries amounting to Rp6,504 billion.

TYPES OF CAPITAL EXPENDITURE

Capital expenditure carried out by Telkom can be categorized as follows:

•	Broadband services, comprises of broadband access, IT, application and content, as well as service node;
•	Network infrastructure, comprises of transmission network, metro ethernet and Regional Metro Junction (“RMJ”), and IP backbone as well as satellite;
•	Optimizing legacy, comprises of fixed wired telephone; and
•	Other supporting capital expenditures.

PURPOSE OF CAPITAL EXPENDITURE

In general, we invest capital expenditure for strengthening infrastructure and improving Company performance. This is to anticipate rapid market changes in line with the present era of digital economy.

Graphic of Capital Expenditure Composition of Telkom Group Year in 2015‑2017

The following are some of Telkom’s capital expenditure and its subsidiaries:

1.	Build 31,672 BTS units. Total BTS by the end of 2017 is 160,705 BTS, growing 24.5% from the previous year, including 110,381 BTS 3G/4G.
2.

Build fiber optic network as access to residential to support fixed broadband services, WiFi access point, broadband services for the enterprise segment, and support Telkom’s leading digital business supply strategy. In the end of 2017, Telkom has 18.6 million home-passed to support IndiHome fixed broadband services.

3.	Completed the Southeast Asia-United States (SEA-US) cable project, which connects Manado - Indonesia to California - USA.
4.	Build the Indonesian Global Gateway (IGG) submarine cable project to connect 12 cities in Indonesia including Batam, Jakarta, Surabaya and Manado is expected to be completed in 2018.
5.	Develop Telkom satellite 4, tower and data center.

MATERIAL COMMITMENT FOR CAPITAL EXPENDITURE

OBJECTIVES OF MATERIAL CONTRACTS FOR CAPITAL EXPENDITURE

We have several material contracts for capital expenditure by parent companies and subsidiaries. Material contract is mainly for the procurement and installation of transmission equipment and cable network.

The following table presents a material contract for capital expenditure, including project-related agreements by Telkom and its subsidiaries.

Telkom

Parties to contract	Contract date	Agreement
Consorsium NEC Corporation and PT NEC Indonesia	May 28, 2013	Procurement agreement of Sulawesi Maluku Papua Cable System (SMPCS) Package-2
PT Industri Telekomunikasi Indonesia	May 5, 2014	Procurement and installation agreement of Outside Plant Optic (OSP-FO) Access
PT Lintas Teknologi Indonesia	November 17, 2015	Procurement and installation agreement of DWDM Platform ALCATEL
PT Datacomm Diangraha	November 20, 2015	Procurement and Installation Agreement of Metro Ethernet Platform ALU
PT Sisindokom Lintas Buana	November 23, 2015	Procurement and Installation Agreement of Expand PE VPN Cisco
Space System/Loral, LLC	February 29, 2016	Procurement agreement of Telkom-4 Satellite System
NEC Corporation	May 12, 2016	Procurement and installation agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Indonesia Global Gateway
NEC Corporation	July 18, 2016	Procurement and installation agreement of Radio IP Backhaul Node-B Telkomsel Platform NEC
PT Huawei Tech Investment	October 10, 2016	Procurement and installation agreement of 10 Gigabyte Capable Passive Optical Network (“XGPON”) Platform Huawei
PT Huawei Tech Investment	November 25, 2016	Procurement and installation agreement of DWDM Platform Huawei
PT Fiberhome Technologies Indonesia and PT Abhimata Citra Abadi	December 6, 2016	Procurement and installation agreement of XGPON Platform Fiber Home
PT ZTE Indonesia	May 31, 2017	Procurement agreement for STB Platform ZTE
PT Asuransi Jasa Indonesia	October 31, 2017	Procurement Agreement for Telkom-4 Satellite Launch Insurance Services
PT ZTE Indonesia	November 1, 2017	Procurement and Installation Agreement of STB 4K and ONT Enterrise Platform ZTE
Konsorsium Bisnis Submarine Cable	November 10, 2017	Procurement and installation agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Sabang-Lhoksemawe-Medan
PT ZTE Indonesia	December 22, 2017	Procurement for ONT Retail Platform ZTE
PT Lancs Arche Consumma	December 22, 2017	Procurement and installation agreement of Expand Capacity of Network Capacity DWDM Platform Coriant for NARU 2017

Telkomsel

Parties To Contract	Contract Date	Agreement
PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy, dan Nokia Siemens Network GmbH & Co. KG	April 17, 2008	Combined 2G and 3G Network Rollout agreements
PT Ericsson Indonesia and PT Nokia Siemens Networks	April 17, 2008	Technical Service Agreement (TSA) for Combined 2G and 3G Network
PT Ericsson Indonesia Ericsson AB, PT Nokia Siemens Networks, NSN Oy, Huawei International Pte. Ltd., PT Huawei and PT ZTE Indonesia	March and June, 2009	2G BSS and 3G UTRAN Rollout agreement as network provider of 2G GSM BSS and 3G UMTS Radio Access Network
PT Dimension Data Indonesia and PT Huawei	February 3, 2010	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence Core Transport Rollout and Technical Support
Amdocs Software Solutions Limited Liability Company and PT Application Solutions	February 8, 2010	Onlince Charging System (OCS) and Service Control Points (SCP) System Solution Development agreement
PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support service for OCS and SCP
Amdocs Software Solutions Limited Liability Company and PT Application Solutions	July 5, 2011	Developing and extension of Rollout agreement for Customer Relationship Management and Contact Center Solutions
PT Huawei	March 25, 2013	Technical Support Agreement for the procurement of Gateway GPRS Support Node (GGSN) Service Complex
Wipro Limited, Wipro Singapore Pte. Ltd. and PT WT Indonesia	April 23, 2013	Development and procurement of OSDSS Solution agreement
PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout agreement
PT Dimension Data Indonesia	May 25, 2016	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence RAN Transport Rollout

SOURCES OF FUNDS OF MATERIAL CONTRACTS FOR CAPITAL EXPENDITURE

The sources of funds utilized to fulfill the above contracts were generated from the Company’s internal and external sources. Historically, the Company has good leverage ratios and is able to finance capital expenditures. In 2017, Company’s capital expenditures allocation was adjusted to the Company’s business plans. Please refer to the discussion of “Capital Expenditure”.

DENOMINATED CURRENCIES OF MATERIAL CONTRACTS FOR CAPITAL EXPENDITURE

In conducting transactions related to material contracts for capital expenditure, we use the Rupiah and foreign currencies, which is US Dollar and Japanese Yen. The composition of the value of material contracts for capital expenditure as of December 31, 2017 by currency denomination is as follows:

Table of Material Commitment based on Currencies	Amounts in Foreign Currencies	Equivalent in Rupiah
	(in million)	(in billion)
Rupiah	-	6,737
US Dollar	192	2,604
Euro	0.21	3
Total	-	9,344

FOREIGN CURRENCY RISK MITIGATION OF MATERIAL CONTRACTS FOR CAPITAL EXPENDITURE

When we are committed to the payment of capital expenditure with foreign currency, we understand that there is an uncertain foreign exchange rate risk. On the other hand, we also have the opportunity to gain foreign exchange gains from exchange rates on time deposits and receivables denominated in foreign currency, which set at least 25% of short-term liabilities in foreign currency payable.

Under these conditions, we minimize exchange rate risk by "offsetting" a trade-off between the exchange rate losses from material contracts for capital expenditure and exchange rate gain from time deposits and accounts receivable. In general, it lowers the exposure of foreign currency exchange risk to immaterial.

For more detail discussion of the material contracts for capital expenditure and foreign exchange rate risk can be seen in Notes 34 significant contracts and agreements and Notes 37 financial risk management in the Consolidated Financial Statements of 2017.

MATERIAL INFORMATION AND FACT AFTER ACCOUNTANT REPORTING DATE

In line with the principles of transparency and accountability in conducting good corporate Governance, we convey material information and facts occurring after the date of the accountant’s report, as follows:

1.

On January 30, 2018, the Company, through Metranet, entered into a conditional shares subscription agreement with Cellum Global Zrt. ("Cellum") through two stages. In the first phase, Metranet will enclose new shares amounting to US$4,000,000 (equivalent to 20.4% ownership) and second phase at US$2,000,000 so the ownership of Metranet will be equivalent to 30.4% ownership. Cellum is mobile payment and commerce services solutions provider. These new shares are expected to strengthen TIMES portfolio, particularly strengthening the Fin-Tech Telkom Group's business ecosystem.

2.	Up to the date of issuance of these consolidated financial statements, the Company and its subsidiaries have drawn down and entered into a credit facility agreement:
a.	On January 4, 2018 and February 13, 2018, GSD withdrew loans from 2017's facility agreement with BNI and Bank Mandiri amounting to Rp68 billion and Rp150 billion, respectively.
b.	On February 9, 2018, Telin entered into a credit facilities agreements with Bank of Tokyo Mitsubishi UFJ amounting to US$10 billion.
c.

On January 10, 2018, Telkomsel amended the overdraft agreement with Deutsche Bank, dated April 8, 2015, for total facilities up to Rp750 billion for the purpose of financing Telkomsel’s working capital.

d.

On February 26, 2018, Telkom Infra, Infomedia and the Company entered into several Joint Borrowing credit facilities agreements with Bank DBS amounting to Rp325 billion, Rp275 billion, and Rp50 billion, respectively.

e.	On February 26, 2018, the Company and Telin entered into several Joint Borrowing credit facilities agreements with Bank Mandiri amounting to Rp775 billion and Rp50 billion, respectively.
f.	On February 26, 2018, the Company entered into a Joint Borrowing credit facilities agreements with BNI amounting to Rp825 billion.
g.	On February 26, 2018, Telin entered into a special credit facilities agreements with Bank Mandiri amounting to Rp50 billion.

3.    On February 27, 2018, The Minister of Communications and Multimedia Malaysia (“MCM”) has issued approvals for foreign 70% ownership of TSGN, through licensing amendments.

4.    On February 28, 2018, Metra signed a Conditional Sales Purchase Agreement with shareholders of PT Swadharma Sarana Informatika (“Swadharma”) for 36.5% share ownership amounting to Rp219 billion and new share purchase through an increase of share capital valued at Rp178 billion so that ownership of Metra became 51%. Swadharma is a company engaged in the management of computer technology facilities, especially in the banking sector. These new investments are expected to strengthen the Company business portfolio.

MACROECONOMY

GLOBAL ECONOMY IN 2017

The global economy throughout 2017 grew 3%, up from 2.4% in the previous year and higher than expected. The growth rate was the strongest since 2011, which is a positive signal of the global economic recovery at a fairly good pace despite several challenges such as conflicts in some regions.

The good economic growth in emerging markets and developing economies was a major driver of global economic growth. The improvement in global growth also resulted from an increase in manufacturing activities, trade and investment values, and the recovering prices for commodities such as oil, coal and CPO, favoring commodity exporting countries.

China, Asia’s main economic power, managed to maintain a fairly stable economic growth at around 6.8%, supported by a recovery in export performance. Developed countries, especially the European region, experienced better economic growth in 2017, driven mainly by increased capital expenditures and improved export performance. In the United States, increased private consumption was an important factor driving its economic growth; while in Japan, rising economic growth was a combination of strong domestic market and rising exports as a result of the recovering global demand.

ASEAN remained among the regions with high economic growth throughout 2017, buoyed by domestic consumption and trade activities and a recovery of major commodities. Based on the World Bank data, some countries posted relatively good growth rates, such as Malaysia 5.9%, and Vietnam 6.8%, Philippines 6.7%, Thailand 3.9% and Singapore around 3.6%.

INDONESIAN ECONOMY

Based on the Central Bureau of Statistics (BPS) data, the Indonesian economy grew quite well at 5.07% in 2017, slightly higher than the previous year's growth of 5.02%. Domestic consumption still played a major role in the economic growth, contributing for more than half of Indonesia's Gross Domestic Product (GDP), reflecting strong consumer purchasing power. The Indonesian government was also able to manage inflation well throughout 2017, with a controlled inflation at 3.6%.

The relatively low inflation allowed Bank Indonesia (BI) to establish a loose interest rate policy. BI’s 7-day reverse repo rate moved down from 4.8% at the beginning of the year to 4.3% by the end of 2017. The low interest rate also encouraged banking intermediation activities with the business, including in order to support infrastructure development in Indonesia.

Meanwhile, the rupiah exchange rate against the US dollar based on BI rate was relatively stable, where the Rupiah only depreciated by 0.5% during 2017. The rupiah exchange rate moved from Rp13,485 per US$ at the beginning of the year to Rp13,548 per US$ at the end of 2017. The stable exchange rate was supported by the national foreign exchange reserves of US$130 billion in December 2017, rising significantly from US$116 billion in the previous year.

The solid economic conditions in Indonesia led to an upgrade in the credit rating from Standard & Poor's (S&P) in May 2017 to investment grade (BBB-) with a stable outlook, following an upgrade from another rating agency Fitch and Moody's. The rating upgrades reflected the improvement in Indonesia's risk profile and impacted on lower financing costs.

INDONESIAN TELECOMMUNICATIONS INDUSTRY

SHIFT IN TELECOMMUNICATIONS INDUSTRY PATTERN

The telecommunications industry grew very well in 2017, continuing the trend in recent years. The Central Bureau of Statistics (BPS) recorded the Information and Communications sector grew by 9.81% throughout 2017, well above the national economic growth. This means that the telecommunications industry is one of the main drivers of the national economy.

The important thing in the telecommunications industry in Indonesia in general is the ongoing change of communication pattern and behavior, where people have started to use data services more than voice service and SMS in communicating. This is in line with the increasing number of smartphone users with penetration reaching above 50% by the end of 2017. The emergence of a variety of over-the-top (OTT) platforms that support text-based and video-based communication services which in turn offer convenience and better experience increasingly grows communication behavior using data services. The growth in the use of data services is a key driver of the growth of the domestic telecommunications industry. On the other hand, the use of voice service and SMS is declining rapidly over time.

In order to improve the security and efficiency aspects of the industry, the government has enacted the SIM card registration regulation through Regulation of the Minister of Communications and Information No. 14 of 2017, with the registration period starting in October 2017 until the end of February 2018.

On the other hand, demand for fixed broadband services is increasing, especially fiber optic-based services that offer high-speed internet. The need for high-speed internet services to residential is increasing as the community needs access to information, entertainment and others.

COMPETITION IN THE TELECOMMUNICATIONS INDUSTRY

Telkom Group has a comprehensive range of products and services covering cellular, fixed broadband and fixed voice, enterprise, interconnection and satellite services with an overview of the competition as follows:

1.	Mobile Business

In mobile business, Telkomsel, Indosat and XL are the three largest operators with a total market share estimated at about 80% of the cellular industry in terms of revenue. Other operators that join the competition in the mobile business include Hutchison and Smartfren. Telkomsel currently remains the market leader with the widest coverage as its excellence, while XL and Indosat continue to compete by offering more competitive prices. Competition mainly takes place in Java where all operators focus on building their networks; while outside Java, Telkomsel is relatively dominant supported by its wide infrastructure.

The year 2017 continued the trend of shifting from voice and SMS services (legacy services) to digital data and services (digital business). The high competition was reflected by intens promotions by operators such as offering data bonuses and data packages at relatively low prices, in an effort to encourage customers to move from legacy to data services while tapping into customer base and increasing market share. Incentives to customers in the form of data bonuses or affordable price data package were possible considering the absence of handset subsidies in the cellular industry in Indonesia. The competition of prices for data services was getting tighter following the SIM card registration obligation beginning in October 2017, where operators offered data packages at affordable price in the hope that more customers will register SIM cards in the operators’ respective networks.

In the coming years, the growth in the number of new subscribers is expected to slow as the number of SIM cards in circulation is estimated to have reached more than 370 million, exceeding the 262 million population. The communication pattern in the community will continue to change, by shifting and turning to using smartphone devices, using data and digital services, which can be used to obtain information, entertainment, transactions and other economic activities.

The presence of Over-The-Top (OTT) platforms will remain a challenge for mobile operators, considering that the services directly or indirectly substitute basic cellular services namely voice and SMS services that continue to show downward trend.

2.	Fixed Voice & Broadband Business (Fixed Business)

The demand for fixed broadband services in Indonesia increased significantly throughout 2017, especially in big cities, marked by the increasing number of users of the services. Indonesian people increasingly expect high-quality internet connectivity in their residential, thus encouraging operators to continue to invest in and develop fixed broadband services in various regions of Indonesia. Fixed broadband services with content such as IPTV are also increasingly popular due to their better prices and quality. In addition to Telkom through its IndiHome brand, players in the fixed broadband business include LinkNet, Biznet, MNC Play and MyRepublic which began operating since 2015.

Some strategies are carried out by fixed broadband operators in the face of competition such as bundling services, offering internet with higher speed and providing more various content. Currently, the penetration of fixed broadband services, especially high-speed internet, in Indonesia is still very low compared to some neighboring countries such as Singapore and Malaysia, thus becoming an opportunity for the business growth of such services in line with the growth of middle class population in Indonesia.

3.	Enterprise Business

The main services provided by Telkom Group in the enterprise business is an integrated ICT solution service. The trend of digitizing business processes in both companies, government agencies and MSMEs in order to create efficiency while providing the best experience has driven the demand for this ICT solution service.

The fulfillment of services to the enterprise business which is Telkom supported by several subsidiaries in Metra Holding (Telkom Metra), such as Telkom Sigma in the aspect of system integration development, data center and cloud manage service needs, Infomedia in fulfilling call center and BPM, Metrasat and Patrakom in the provision of transponder and satellite communications, PINS in the provision of supporting telecommunication equipment and IoT solution, Finnet in providing billing payment switching and aggregator solutions, AdMedika in providing e-health services, MD Media in providing digital advertising, Telkom Telstra in providing manage network and professional service, ILCS in providing digital seaport solution, and Jalin which is engaged in providing ATM (automated teller machine) switching and manage ATM. The competitors in the enterpise business is quite scattered but in general there is no single player that provides a complete solution or integrated.

4.	International Traffic and Interconnection Business

Competition in international communication services today is not only dealing with other domestic and international telecommunication operators, but also coming from digital companies that provide voice and video-based applications such as Skype, Line and WhatsApp. To that end, in 2017 we expanded the global interconnection market by penetrating into the voice-hubbing market, interconnecting inter-country traffic, and SMS A2P (Application to Person) SMS traffic market. The development of this interconnection market will continue to continue in the coming years.

5.	Network and Satellite Infrastructure Business

Telkom through Mitratel has a telecommunication tower infrastructure business, with other major players, among others Tower Bersama Infrastructure, Sarana Menara Nusantara (Protelindo) and Solusi Tunas Pratama and Indosat and XL Axiata telecommunication operators. There are also some telecommunication tower providers with fewer towers. Tower rental business continues to grow in line with the expansion of telecommunication operators in building BTS, especially outside Java Island. For urban areas, telecommunication towers no longer grow and are replaced by microcells with the aim of targeting dense areas of density with smaller radius. Mitratel continues to aggressively develop itself in this microcell solution.

Satellite industry in Indonesia is one of the industries with a high level of competition in Southeast Asia. This can be seen from the shifting of market structure since 2003 from monopoly to oligopoly, and even allowing competition between Indonesian satellite operators and foreign satellite operators. One of the main reasons for the demand for satellite services is still growing is the growth of telecommunication needs in remote areas of Indonesia, especially in areas not yet connected by fiber optic.

BUSINESS PROSPECTS AND SUSTAINABILITY OF THE COMPANY

NATIONAL POLITICAL AND ECONOMIC PROJECTION

Telkom believes that the business growth prospects in the telecommunications industry are still quite well, marked by the high growth of data traffic and the relatively low penetration of smartphones, especially 4G and fixed broadband. In recent years, the information and communications sector has grown very well and has become an important contributor to the national growth. Nevertheless, Telkom remains cautious about the economic and political dynamics, both national and international, which may arise and negatively affect Telkom's performance particularly in the short-term.

Although in general some important economic indicators are expected to remain stable, but in 2018 we are aware potential increase on domestic interest rate considering it is very likely that the interest rates in the United States will increase following the positive economic recovery. While from the political side, in 2018 the Indonesian political situation will be colored by 171 regional head election simultaneously in various regions. Furthermore, in the second half of 2018, preparations for presidential elections scheduled for April 2019 will also begin. This will directly or indirectly affect Telkom Group's business, whether it be an opportunity or a challenge that needs to be anticipated.

Fundamentally Indonesia's economy is still strong enough by posting positive growth of 5.1% during 2017. The growth was influenced by increased investment and consumer purchasing power supported by the controlled rate of inflation. The Indonesian economy is believed to continue to grow fairly well in the future. One of the important elements that can support Indonesia's economic growth is better infrastructure such as toll roads, railways, power plants, ports and airports that will facilitate the movement of goods and people in economic activities.

POTENTIAL TO BE THE BIGGEST DIGITAL ECONOMY IN SOUTHEAST ASIA

President Joko Widodo has a vision that Indonesia can become Southeast Asia’s largest digital economy by 2020. To achieve this vision, the availability of infrastructure and the expansion of access to ICT services in all parts of Indonesia are of great importance. The government through the Ministry of Communications and Information has initiatives to build infrastructure one of which is through the construction of Palapa Ring which is a submarine cable network that connects the outer islands in the western, central and eastern parts of Indonesia. The Palapa Ring project is expected to be entirely completed by 2019 which will facilitate the expansion of access to ICT services throughout Indonesia so as to encourage the utilization of various digital services. This will further provide opportunities for growth in ICT-based economic activities (digital economy) such as e-commerce and also expand the range of marketing, expand financial inclusion and encourage the growth of creative industries in various fields.

Indonesia's greatest challenge to become the digital economic giant in Southeast Asia is how to improve national digital competitiveness. In the IMD World Digital Competitiveness 2017 report, Indonesia's score was still quite low compared to 63 countries surveyed using around 50 indicators. The lack of investment in the development of human resources (HR) in the field of digital technology was among the causes of the low competitiveness of Indonesia. The findings of the IMD World Digital Competitiveness 2017 report are in line with a survey conducted by the Center for Research and Development of Post and Information Technology (Puslitbang PPI) in 2015. The results of the survey indicate that farmers and fishermen groups have low literacy on internet access so it requires more intensive education to be part of the development of the digital economy.

Equality in coverage and data access is also a major challenge in the telecommunications industry as a key driver of the development of the digital economy in Indonesia. With the highest average data access quality still in Java, there is still imbalance in the quality of broadband connectivity access in various regions in Indonesia.

Indonesia is estimated to have more than 370 million SIM cards used by mobile users by the end of 2017, with smartphone users estimated more than 220 million. The number of smartphones continues to grow quite rapidly indicating that the potential demand for data and digital services will continue to increase. With the support of ICT infrastructure and a stronger digital ecosystem, Indonesia is at the forefront to become the largest digital economy in Southeast Asia.

Telkom is committed to support the development of an equality telecommunications infrastructure in Indonesia towards the realization of this vision. At the same time, the dynamics of digital economy also brings business opportunities for companies, such as e-commerce and financial technology. In responding to the opportunities, Telkom has taken strategic measures to grow digital services supported by Telkom Group's telecommunications network and infrastructure, such as the presence of an online shopping platform under the name blanja.com which supports the marketing of micro small and medium enterprise (MSME) products more broadly and a mobile payment platform through TCASH.

The potential growth in the financial technology business is characterized by the growing digital financial transactions. As of the end of December 2017, TCASH was recorded to have approximately 15 million registered users, with 3 million activate users. Mobile financial services such as TCASH have a central role in accelerating the digital economy in Indonesia.

COMPARISON BETWEEN TARGETS AND REALIZATIONS

Our performance in 2017 was excellent with a revenue growth of 10.2%, EBITDA growth of 8.6%, and net income growth of 14.4%. In 2017, Telkom recorded a revenue growth which outperformed the industry average at 9.81%. In 2017, we achieved a profit of Rp128,256 billion, up 10.2% from last year's profit.

Our EBITDA margin was 50.4%, lower than the EBITDA margin of 2016 which was at 51.1%. Our net income margin realization reached 17.3%, higher than the 16.6% recorded in 2016. Furthermore, we have also exhausted capital expenditures of 25,8% of revenues in 2017, slightly exceeded the target set at approximately 23% -25% in the beginning of 2017.

Strategies implemented by Telkom Group in 2017 to record such achievements included, among others, maintaining dominance in the cellular market and procuring capital expenditure for infrastructure development. Below is a table describing our targets or strategy projection in 2017.

Indicator	Realization in 2017	Targets on Early 2017
Revenue growth	Revenue growth outperform the industry’s average revenue, and revenue from digital business continued to increase.	Revenue growth expected to outperform the industry’s average revenue, and revenue from digital business continued to increase.
EBITDA Margin

The EBITDA margin and net income margin were to decline slightly in accordance with the development of broadband infrastructure, both in mobile and fixed line business, and further increased the revenue portion of the digital business segment.

The EBITDA margin and net income margin were projected to decline slightly in accordance with the development of broadband infrastructure, both in mobile and fixed line business, and further increased the revenue portion of the digital business segment.

Capital expenditure	Capital expenditure amounted to 25,8% of revenue per year with a focus on building broadband infrastructure.	Capital expenditure amounted to 23-25% of revenue per year with a focus on building broadband infrastructure.

TARGETS OR PROJECTIONS FOR THE NEXT YEAR

From time to time, Telkom always strives to create sustainable growth. To that end, in 2018 we have established 3 main programs consisting of (1) Delivering Best Customer Experience, which is to build the best digital experience in a comprehensive range of aspects supported by a qualified infrastructure, to enhance more personal relationships and anticipate customer needs thus creating strong customer loyalty (customer stickiness); (2) Expanding Digital Business, where we will strive to maintain digital connectivity and drive digital solutions, both ICT services and digital services, as new growth engines; and (3) Intensifying Smart Inorganic, where we actively seek to explore acquisitions or partnerships to strengthen digital capability and enhance enterprise value.

By 2018, Telkom targets revenue to be above industry projection. IndiHome’s contribution will be increased in our revenue with opportunities that are still open and wide for penetration. In addition, we will continue to maintain our dominance in the cellular market, and increase aggressiveness in digital business..

The increasing contribution of digital business is expected to affect the EBITDA and net income margins. On the other hand, the portion of revenues from legacy services, i.e. voice and SMS, will decrease. We have allocated a capital expenditure of around 24% -27% of revenue in 2018 to build broadband infrastructure in both cellular and fixed line segments.

Generally, our strategy plan for 2018 is as follows:

Telkom Group Strategy Targets in 2018

Indicators	2018 Targets
Revenue growth	Revenue growth above the industry’s average.
EBITDA margin

Digital business contribution to EBITDA and net income margins is in line with the acceleration of IndiHome and other digital businesses growths. Broadband expansion, both in mobile and fixed line businesses, will be continued and is expected to lower EBITDA and net income margins.

Expenditure capital	Capital expenditure of 24-27% % of revenues with an investment focused on digital business infrastructure.

DIVIDEND

In the last five years, we have a dividend-sharing policy with the approval of the Annual General Meeting of Shareholders ("AGMS"). Each year, we distribute cash dividends to shareholders with a payout ratio ranging from 60% to 70%.

Then, for performance in 2017, we will set the payment ratio, dividend amount, and total final dividend at the AGMS to be held in 2018.

Here are dividend payment data and information from 2013 to 2017.

Table of Dividend Payments of Telkom for 2013 - 2017
		Date of Dividend				Dividend
		Payment in Cash				Amount per
		and/or Date of		Dividend		Share (cash
		Dividend	Payment Ratio	Amount paid		and/or non-
Dividend		Distribution in	/ Payout ratio	per year		cash) after Stock
Year	Dividend Policy	Non-Cash	(%) [1]	(Million Rp)		Split (Rp)
2012	AGMS, April 19, 2013	June 18, 2013	65	8,352,597	[2]	87.24
2013	AGMS, April 4, 2014	May 19, 2014	70	9,943,294	[3]	102.40
2014	AGMS, April 17. 2015	May 21, 2015	60	8,782,812	[4]	89.46
2015	AGMS, April 22, 2016	May 26, 2016	60	9,293,184	[5]	94.64
2016	AGMS, April 21, 2017	May 26, 2017	70	13,546,411	[6]	136.75

1.	The payment ratio shall be the profit percentage attributable to the owner of holding entity paid to the shareholders as dividends.
2.	Consists of cash dividend in the amount of Rp7,067,582 million and special cash dividend in the amount of Rp 1,285,015 million.
3.	Consists of cash dividend in the amount of Rp7,812,588 million and special cash dividend in the amount of Rp2,130,706 million.
4.	Consists of cash dividend in the amount of Rp7,319,010 million and special cash dividend in the amount of Rp1,463,802 million.
5.	Consists of cash dividend in the amount of Rp7,744,304 million and special cash dividend in the amount of Rp1,548,880 million.
6.	Consists of cash dividend in the amount of Rp11,611,211 million and special cash dividend in the amount of Rp1,935,200 million.

REALIZATION OF PUBLIC OFFERING FUND

As of December 31, 2017,  We have several outstanding bonds held by investor as follows:

				Time
			Maturity	Periode
Name of the Bond	Amount	Date of Issue	Date	(year)
Bond II Telkom 2010 series B	1,995,000	June 25, 2010	July 6, 2020	10
The Continuous Bonds I Telkom 2015 series A	2,200,000	June 23, 2015	June 23, 2022	7
The Continuous Bonds I Telkom 2015 series B	2,100,000	June 23, 2015	June 23, 2025	10
The Continuous Bonds I Telkom 2015 series C	1,200,000	June 23, 2015	June 23, 2030	15
The Continuous Bonds I Telkom 2015 series D	1,500,000	June 23, 2015	June 23, 2045	30

The rating of the bonds is AAA of Pefindo and secured by all of the Issuer Company’s assets, movable or non-movable, either existing or those will exist in the future. The underwriters of the bonds are PT Bahana Sekuritas ("Bahana"), PT Danareksa Sekuritas, PT Mandiri Sekuritas and PT Trimegah Sekuritas, with PT Bank Permata Tbk as the appointed Trustee.

In 2017,  all public offering fund has been realized in accordance with the plan to use the proceeds from the public offering, by recording the remaining balance from the public offering can be seen in the following table.

Amount
Realization of Public Offering Fund	(in billion rupiah)
Public Offering Fund	N/A
Public offering cost	N/A
Net amount	N/A
Realization:
a. Business Development	N/A
b. Acquisition	N/A
Total realization	N/A
Balance	N/A

For more details related to information about Bond please see Note 16 to the Consolidated Financial Statements.

MATERIAL TRANSACTION INFORMATION CONTAINING CONFLICT OF INTEREST, TRANSACTION WITH AFFILIATED PARTIES, INVESTMENT, DIVESTMENT AND ACQUISITION

As part of good corporate Governance (GCG) implementation, we comply with POJK No.31/POJK.04/2015 which requires companies to disclose material transaction information that may affect stock prices or investment decisions.

Accordingly, in this report we declare to have identified and disclosed material transactions containing conflict of interest, transactions with affiliates, and investment, divestment and acquisition transactions throughout 2017, as follows:

1.	On November 13, 2017, Telkom through its subsidiary, PT Sigma Cipta Caraka (Telkom Sigma), acquired 60% share of PT Bosnet Distribution Indonesia, a FMCG (Fast Moving Consumers Good).
2.

On November 24, 2017, Telkom through its subsidiary, PT Telekomunikasi Indonesia International (Telin), has entered into conditional sales and purchase agreement to acquire up to 70% of equity of TS Global Network Sdn Bhd (TSGN), Malaysia’s premier satellite communications service and solution specialist.

3.	On December 13, 2017, Telkom through its subsidiary, PT Multimedia Nusantara (Telkom Metra), acquired 60% share of PT Nutech integration that engaged in ICT Transportation.

CHANGES IN REGULATION

Compliance with regulations is a form of implementation of good corporate Governance (GCG) in Telkom. In 2017, Telkom has identified some new regulations in the telecommunication and information industry as well as the possibility of their impacts upon the operations, financial statements and business of Telkom.

In 2017, there is no new Regulation Legislation provisions that have significant impact on the financial statements of Telkom.

Table of Amendments to Legislations in Year 2017

No	Laws and Regulations Having Significant Effect	Effects on Financial Statement
1	N/A	N/A

CHANGES IN ACCOUNTING POLICY

SUMMARY OF SIGNIFICANT ACCOUNTING POLICY

We prepare and publish the consolidated financial statements of Telkom and its subsidiaries under Financial Accounting Standard (“SAK”) in Indonesia which covers the Statement of Financial Accounting Standard (“PSAK”) in Indonesia and Interpretation of Financial Accounting Standard (“ISAK”) in Indonesia issued by the Board of Financial Accounting Standard – Indonesian Accountant Association. In addition, we also follow the Regulation of Capital Market and Financial Institution Supervisory Body (Bapepam-LK) No.VIII.G.7 regarding “the Financial Report Presentation and Disclosure of Issuer or Public Company”, as attached in the letter KEP‑347/BL/2012. Accounting standard and interpretation that have been certified by the Board of Financial Accounting Standard (“DSAK”), but have not been taken into effect for the ongoing financial report are disclosed in Note 2 Consolidated Financial Report.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND THE INTERNATIONAL FINANCIAL REPORTING STANDARD (“IFRS”)

Since 2011, Telkom adopted IFRS in preparing financial statements to the New York Stock Exchange (NYSE).

Summary of significant differences between the PSAK and IFRS are as follows:

1.   Land Rights

According to PSAK, land rights shall be recorded as part of fixed asset and shall not amortized unless there is an evidence indicating that the extension or renewal of land right is most likely or certainly unobtainable. The legal fee for the application of extension or renewal of land right shall be acknowledged as intangible asset and shall be amortized for the duration of legal period or economical period of the land, whichever shorter.

According IFRS, land right shall be recorded as the lease and be presented as part of fixed assets. The land right shall be amortized during the lease period.

2.   Transaction with Related Parties

According to Regulation of Bapepam-LK No.VIII.G.7 regarding the Financial Report Presentation and Disclosure of Issuer or Public Company, the entity related  to the government constitutes a party controlled, jointly controlled or influenced by a government. The government in this matter is the Minister of Finance or Regional Government that constitutes the shareholder of the entity.

According to IFRS, entity related to the government is the entity that is controlled, jointly controlled or influenced by a government. The government in this matter shall refer to the government, government institution and similar institution either local, national or international.

In 2017, there was no new PSAK/ISAK that has significant impact to Telkom’s financial report.

Table of Changes in Accounting Year 2017

No	Accounting Policy	The Impact on Financial Statements
1	N/A	N/A

CORPORATE GOVERNANCE

160   Implementation and Strengthening Good Corporate Governance Road Map 2013‑2018

160   Corporate Governance Principle and Platform

160   Corporate Governance Assessment

160   Corporate Governance Structure

160   General Meeting of Shareholders

160   The Broad of Commissioners

160   Audit Committee

160   Committee for Nomination and Remuneration

160   Committee for the Planning and Risk Evaluation and Monitoring

160   Broad of Directors

160   Corporate Secretary

160   Information Access and Company Data to Public

160   Internal Audit Unit

160   Internal Control System

160   Risk Management System

160   Whistleblower System

160   Implementation of Share Ownership Policy of Board of Directors and Board of Commissioners

160   Significant Legal Disputes

160   Informations Regarding Administrative Sanctions

160   Corporate Culture

160   Corporate Code of Conduct

160   Employee Stock Ownership Program

IMPLEMENTATION AND STRENGTHENING GCG ROAD MAP 2013‑2018

2013
The strengthening of the governance organs through GCG development and implementation involving the business group through the establishment of an Executive Board, with the aim of shaping the Company's capabilities in carrying out strategic steps related to portfolio management supported by a parenting mechanism more in line with business ecosystem demands.
Continuing the strengthening of the governance process to ensure that the business process is in line with the "New Telkom" business and organizational transformation in accordance with the Telkom's Corporate Office Organizational Policy No.202.11/2013.
2014
The strengthening of the governance organs through GCG for the implementation of an organization having the characteristics of a holding company encompassing subsidiary entities through the implementation of an Executive Board mechanism and implementational improvements.
The strenghtening of the governance process through ISO/ISO certification process discipline for "New Telkom".
The implementation of the COSO 2013 Framework as a basis for Internal Control and Integrated Audit.
2015
The strengthening of Business Ethics encompassing Telkom Group.
The launching of the Culture Year.
The strenghtening of the governance organs through GCG assessment for subsidiary entities.
The strengthening of the governance process to ensure ISO certification/surveillance.
2016
The implementation of "Role Model GCG".
2017
Enhancing GCG Framework, comply with the national regulation and following international best practices.
2018
Improving Corporate Governance Practice to Enhance Competitive Advantage, based on ASEAN Corporate Governance Scorecard (OECD Corporate Goverance Principles).
Implementation of GCG assessment for some subsidiaries.

CORPORATE GOVERNANCE PRINCIPLE AND PLATFORM

We continuously committed for implementing good corporate Governance (GCG) principles at all operational levels to create performance and accountability processes, as well as meeting the expectations of our stakeholders.

Decree of the Board of Directors regarding GCG Guidelines No.29/2007 and GCG Group Guidelines No. 602/2011 are our evidence of GCG implementation. The Decision of the Board of Directors contains several GCG implementation systems to ensure that GCG has been applied to ethical internal and external transactions and in accordance with good corporate Governance practices.

In addition, we continually strive to improve the policies and infrastructure of GCG support systems. Through new initiatives to strengthen the quality of governance practices’s implementation, by strengthening governance structures, strengthening governance processes, and strengthening the culture that we refers as 3 main pillars.

IMPLEMENTATION OF BASIC GCG PRINCIPLES

As one of the public companies that have listed their shares in IDX since more than 21  years ago, we have implemented all the basic principles of GCG, including:

1.	Principle of Transparency

Transparency in the decision-making process and providing material and relevant information regarding the Company. We routinely publish Financial Statements and Annual Report and other material information easily accessible to investors. Such information is provided in the form of Company’s website, print media and press releases, one-on-one meetings with investors, public expose and press gathering.

2.	Principle of Accountability

Clarity of the functions, role and responsibilities of shareholders, Board of Commissioners, Directors, Committees, and the Corporate Secretary in order to make the Company management effective. We ensure the availability of charters necessary for each of the Company’s main organs, to create check and balances mechanism on the authorities and roles in the Company management. Furthermore, Key Performance Indicator (KPI) criteria and operational targets are also clearly set out.

3.	Principle of Responsibility

Complying with the prevailing laws and regulations and implementing sound corporate principles. We ensure to comply with all prevailing laws and regulations, consisting of laws/regulations on taxation, fair competition, industrial relations, work health/safety, remuneration standards, as well as other relevant regulations. Furthermore, a VP Legal and Compliance function has also been established, structurally assigned to ensure the compliance of all laws and regulations.

4.	Principle of Independence

Professional without any conflicts of interest nor pressure from any party that is against the laws and regulations and sound corporate principles. We explicitly have set forth the rules/authorities in regard to corporate decision making in the Board Charter and the Company’s Articles of Association. Furthermore, We implement several supplementary policies in the Company’s Corporate Governance Guidelines, such as policy regarding conflict of interest transactions, prohibition of political party donations, and prohibition on affiliations.

5.	Principle of Equality and Equity

We apply the principle of equality and equity in fulfilling the rights of stakeholders arising from agreements and prevailing laws and regulations. The implementation is conducted in several operational aspects, covering honoring minority shareholder rights, insider trading prohibition, balanced scorecard-based performance management, open bidding and e-procurement in the procurement of goods/services.

IMPLEMENTATION OF GCG PRINCIPAL BASED ON OJK CORPORATE GOVERNANCE GUIDANCE

In addition to the application of GCG 8 (eight) basic principles, We also implemented corporate Governance principles based on OJK’s Corporate Governance Guidance for Public Company, as follow:

Principle	Recommendation	Implementation	Status
Principle 1
Improving the value of shareholders Annual General Meeting (GMS) management.	1.Technical methods or procedures for open and closed voting that prioritize independence and interest of the shareholders.	The Company already has technical procedures for voting set out in the procedures for the General Meeting of Shareholders.	Comply
	2.Members of the Board of Directors and the Board of Commissioners attend the Annual GMS.	All of the members of the Board of Directors and the Board of Commissioners attended the GMS.	Comply
	3.A summary of minutes of GMS is available at the Website at least 1 year.	We provided a Summary of Minutes of GMS at the Company’s Website under Investor Relations.	Comply
Principle 2
Improving the Public Listed Company Communication Quality with Shareholders or Investors.	1.To have a policy on communications between Public Company and shareholders and investors.	We have a policy on communications with Investors through Non Deal Roadshow, One on One Meeting, Earnings Call, Public Expose, Conference and Investor Summit.	Comply
2.Post the policy on communications of a Public Company at the Website.

We have made available materials of each Earnings Call, Conference and materials of presentation to investors at the Company’s website to provide equality for Shareholders and Investors regarding the implementation of Communications with the Company.

Comply

Principle 3
Strengthen the Membership and Composition of Board of Commissioner.	1.Determining the number Board of Commissioners members should take into account the Company’s Conditions.

We have complied with the provision applicable to the Company as Public Company as set out in Article 20 of POJK No.33/POJK.04/2014 that the number of members of the Board of Commissioners must be more than 2 (two) persons.

Comply
2.Determination of the composition of members of the Board of Commissioners takes into account the required variety of skills, knowledge and experience.

At the Shareholders’ discretion, members of the Board of Commissioners have been appointed by taking into account a variety of skills, knowledge, experiences and the Company’s business conditions and complexity.

Comply
Principle 4
Improving the Quality of Duty and Responsibility of Board of Commissioner.	1.The Board of Commissioners has a policy to self-assess the performance of the Board of Commissioners.	Basically, the assessment of the performance of the Board of Commissioners is carried out by Class A Dwiwarna Shareholders through the mechanism of a General Meeting of Shareholders.	Explain
	2.The self-assessment policy is reported in an Annual Report.	We have do not have any self-assessment policy yet, therefore there is no self-assessment policy reported in the Annual Report.	Explain
3.The Board of Commissioners has a policy of resignation in the event of involvement in any financial crimes.

In accordance with our Articles of Association, jo. Regulation of the Financial Services Authority No. 33/POJK.04/2014 any member of the Board of Commissioners who does not meet any requirements to be a member of the Board of Commissioners as set out in the Articles of Association and Regulation of the Financial Services Authority No. 33/POJK.04/2014 including any involvement in any financial crimes, consequently his/her position will be null and void.

In the event that the member of the Board of Commissioners resigns, it will be resolved at a GMS.

Comply
4.The Board of Commissioners or the NRC sets out a provision of succession in the Nomination Process of a member of the Board of Directors.

The Nomination and Remuneration Committee sets out in the Nomination and Remuneration Committee Charter that among its duties is to give recommendations to the Board of Commissioners which will inform the Class A Dwiwarna Shareholders about the Planning of Succession of Members of the Board of Directors.

In addition, as an SOE, the provision of succession of the Board of Directors refers to Regulation of the SOE Minister No.PER-03/MBU/02/2015 on the requirements, procedures for the appointment and dismissal of a member of the Board of Directors of an SOE.

Comply
Principle 5
Strengthening Membership and Compositions of Directors.	1.Determination of the number of members of Board of Directors takes into account the Company’s conditions and effectiveness in decision-making.

Determination of the number of members of the Board of Directors of the Company refers to the Article 2 paragraph (1) and paragraph (2) POJK No.33/POJK.04/2014 regarding Board of Directors and Board of Commisioner of listed Company which provides that the Board of Directors of Listed Companies or Public Companies must consist of at least 2 (two) members which 1 (one) of them have to be appointed as the President Director.

Comply

2.Determination of the Composition of members of Board of Directors takes into account a variety of skills, knowledges and experiences as required.

At the Shareholders’ discretion, members of the Board of Directors of the Company have been appointed by taking into account a variety of skills, knowledges, experiences, and the Company’s conditions and business complexity.

Comply
3.Members of the Board of Directors in charge of accounting and finance have skills and/or knowledge in accounting.

The member of the Board of Directors in charge of accounting and finance in the Company is the Finance Director who has sufficient accounting and financial knowledge and experience as can be seen in the position and education history of the Board of Directors under the section of Profiles of the Board of Directors.

Comply
Principle 6
Improving the Quality of Implementing Task and Responsibility of Board of Directors.	1.The Board of Directors has a policy to self-assess the performance of the Board of Directors.	The Board of Directors has a Self-Assessment policy as set out in the section of Performance Assessment of the Board of Commissioners and the Board of Directors.	Comply
	2.The self-assessment policy is reported in an Annual Report.	Results of the Self-Assessment of the Board of Directors are reported in the Company’s Annual Report under the section of Corporate Governance.	Comply
3.The Board of Directors has a policy of resignation in the event of involvement in any financial crimes.

In accordance with our Articles of Association jo. Regulation of the Financial Services Authority No. 33/POJK.04/2014, any member of the Board of Directors who does not meet any requirements to be a member of the Board of Directors as set out in the Articles of Association including any involvement in any financial crimes, consequently his/her position will be null and void.

In the event that the member of the Board of Directors resigns, it will be resolved at a GMS.

Comply
Principle 7
Improving Corporate Governance Aspect through Stakeholders Participation.	1.To have a Policy to prevent Insider Trading.

In accordance with Regulation of the Human Capital Management Director No.PR 209.05.r.00/PS800/COP-A4000000/2017 on Employees’ Compliance Ethics, the provision to prevent Insider Trading is as set out in Article 7 on Gross Violations, which includes Abuse of Authority or Position.

Comply
2.To have a Policy of Anticorruption and Antifraud.

We are always committed to preventing Corruption in our Company. This is realized through the existence of integrity pact completed by all employees of Telkom and the existence of a separate website as an integrity portal for all employees of Telkom, called myintegrity.telkom.co.id.

Comply
3.To have a Policy on the Selection and Capacity Building of Suppliers and Vendors.

We select our vendors and suppliers in accordance with our internal procurement policy managed through the Share Service Operation Procurement Department and implemented by reference to Regulation of the Finance Director No.PR.301.08/r.01/COP-A00110000/2016 on Procurement Implementation Guidelines.

Comply
	4.To have a Policy on the Fulfillment of Creditors’ Rights.	We have a policy to fulfill the rights of our creditors through the Corporate Finance Unit that sets out and manages the rights of our creditors.	Comply

5.To have a Policy on whistleblowing system.

Pursuant to Decision of the Board of Commissioners No.08/KEP/DK/2016 dated 8 June 2016 on the Provision of Complain Handling Procedures (Whistleblowers) at PT Telkom Indonesia, Tbk and its consolidated Subsidiaries and ratified by Regulation of the Board of Directors No. PD.618.00/r.00/HK200/COP-C0000000/2016 dated 21 December 2016, Telkom guarantees and ensures the protection of identity of the whistleblowers, whether the employees or third parties filing any complaints or reports of alleged violations.

Comply
6.To have a Policy on the granting of long-term incentives to the Board of Directors and Employees.

In determining the incentives to be earned by the Board of Directors, we are guided by Regulation of the Minister of SOE’s No.PER-04/MBU/2014 on the Setup Guidelines on Income Allocation Guidance for Board of Directors, Board of Commissioners, and Board of Trustees of State Owned Enterprises, as for the incentives for employees, it is set out in the Collective Labor Agreement Chapter VI on compensations and benefits. In addition, we also provide long-term incentives in the form of Employee Stock Option Plan (ESOP), which was last done in 2013.

Comply
Principle 8
Improving the Implementation of Information Disclosure.	1.To use information technology more widely other than a Website as a medium of information disclosure.

We are also active in a variety of social media as a medium of information disclosure and product promotion. In addition, we also use the mailing list system as a medium of information disclosure and communication for investors.

Comply
	2.The Annual Reports of Public Companies disclose the most current beneficial owners of the Company’s shareholding, at least 5% other than major shareholders and Controllers.	We disclose the most current beneficial owners of the Company’s shareholding with 5% or more shareholding in our Annual Report under the section of Composition of Shareholding.	Comply

CORPORATE GOVERNANCE ASSESSMENT

In assessing the implementation of our corporate Governance, we use Corporate Governance Perception Index (CGPI) as our assessment and ranking, its process including three phases with each of them have different values:

1.The self assessment phase, when the Company completes self assessment questionnaires based on GCG rating theme.

2.The document observation phase, when the Company submits their policies, procedures, and other evidence that reflects GCG implementation in the Company.

3.The observation phase, when the Indonesian Institute for Corporate Governance (IICG) Jury reviews the Company and conducts discussions and question and answer sessions, as well as confirm the implementation of GCG in the Company to the Board of Directors, Board of Commissioners and Senior Leader.

The results of the GCG assessment and grading are determined from the self assessment results, completion of documents, papers and observations.

From these results, Telkom has once again received the title of The Most Trusted Company, with a total score of 91.20. The GCG assessment theme of 2016/2017 is “Change Management in GCG Framework”.

CORPORATE GOVERNANCE STRUCTURE

We have a Governance structure consisting of Main Organs and Supporting Organ, in accordance to the Law of the Republic of Indonesia No.40/2007 regarding Limited Liability Company.

Main Organs of the Company consist of General Meeting of Shareholders (GMS), Board of Commissioners and Board of Directors. The Company's Supporting Organs consist of Audit Committee, Nomination & Remuneration Committee, Planning and Risk Evaluation & Monitoring Committee, Corporate Secretary, Internal Auditor and Risk & Process Management Unit.

General Meeting of Shareholders (GMS)
First Unit
DIRECTORS
BOARD OF COMMISSIONERS
Corporate Secretary
Internal Auditor
Risk & Management Unit
Audit Committee
Nomination & Remuneration Committee
Planning and Risk Evaluation & Monitoring Committee
Supporting Unit

GENERAL MEETING OF SHAREHOLDERS

In accordance with the Company’s Articles of Association and the laws and regulations, we conduct the GMS as the highest Governance organ that facilitates shareholders to make key decisions and strategies. We hold an Annual GMS (AGMS) once every year with the following regular discussion agenda:

1.	Approval of the Company’s Annual Report, including the Board of Commissioners Supervisory Task Report.
2.

Ratification of the Company’s Financial Statement and the Annual Partnership and Community Development Program Report, as well as the Exemption of Liabilities of the members of the Board of Directors and Board of Commissioners.

3.	Determination of the Company’s Net Income, including dividend payment, in the financial year.
4.	The determination of remuneration for the members of the Board of Directors and Board of Commissioners.
5.

The appointment of a Public Accounting Firm to Audit the Company’s Financial Statements, including Audit of Internal Control over Financial Reporting and Appointment of a Public Accounting Firm to Audit the Financial Statements of Partnership and Community Development Programs.

6.	Ratification of Ministry of SOE Regulation on Partnership and Community Development Program.
7.	Amendments to the Articles of Association.
8.	Changes in the composition of the Company Board.

AGMS RESOLUTION FOR 2015 FINANCIAL YEAR

The AGMS of the 2015 Financial Year was conducted on April 22, 2016. The agenda and status of the AGMS of the 2015 Financial year are as follows:

Agenda	AGMS Resolution	Status of the AGMS Resolution
1

To approve the Annual Report of the Company which substantially have been presented in the Meeting by the Board of Directors regarding the condition and operation of the Company for the Financial Year 2015 including the Board of Commissioners’ Supervision Duty Report for the Financial Year 2015.

Resolution effective immediately.
2

To ratify:

a.The Company’s Financial Statements for the Financial Year 2015 which has been audited by the Public Accountant Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to its report No.RPC 326/PSS/2016 dated February 26, 2016 stated with opinion “the acCompanying consolidated financial statements report present fairly, in all material respects, the consolidated financial  position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries ended as of December 31, 2015  and the financial performance in accordance with Indonesian Financial Accounting Standards”;

Resolution effective immediately.

b.Partnership and Community Development Annual Report for the Financial Year 2015 which compiled pursuant to Minister of State Owned Enterprise’s Regulation which is a comprehensive accounting basis in addition to Indonesian Financial Accounting Principle that generally accepted in Indonesia and have been audited by the Public Accountant Firm Purwantono, Sungkoro  & Surja (a member firm of Ernst & Young Global Limited) according to its report No.RPC-103/PSS/2016/DAU dated  January 27,  2016 stated with opinion “the acCompanying financial statements present fairly, in all material respects, financial position of  Center for the Management of Partnership and Community Development Program of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk dated December 31, 2015  and financial performance and cash flow for the year ended on such date in accordance with the Non Publicly Accountable Entities Financial Accounting Standards”.

c.Then, by the approval of the Company’s Annual Report including Supervisory Task of the Board  of Commissioner Report and the ratification of Financial Statement for the Financial Year 2015 and Annual Report on Partnership and Community Development Program for the Financial Year 2015, the Meeting hereby grant a full acquittal and discharge (volledig acquit et de charge) to members of the Board of Directors dan the Board of Commissioners who serves in the Financial Year 2015 consecutively for the managerial and supervisory actions of the Company as long as those actions are not criminal act and those actions are reflected in the Company’s Annual Report, Financial Statements (Consolidated)  for Financial Year 2015 and Annual Report of Partnership and Community Development for the Financial Year 2015.

3

To approve the enforcement of Minister of State Owned Enterprise’s Regulation No.PER-09/MBU/07/2015 dated July 3, 2015 regarding Partnership Program and Community Development Program as of the implementation of such regulation to become guidance for the Company in conducting the Partnership and Community Development Program, with due regard to provision in the field of Capital Market.

Has been followed-up.
4

1.To Approve and determine the appropriation of the Company’s net profit for the Financial Year 2015 in the amount of Rp15,488,659,107,742,- which will be allocated to:

a.Cash Dividend amounting to 50% of the net profit or in the amount of  Rp7,744,304,153,942,-  in amount Rp78.864 per share based on the number of shares issued (excluding the shares already bought back by the Company) as of the date of the Meeting date which numbers 98,198,216,600 shares;

b.Special Dividend amounting to 10% from net profit or in the amount of Rp1,548,880,470,432,-  in amount Rp15.773 per share based on the number of shares issued (excluding the shares already bought back by the Company) as of the date of the Meeting date which numbers 98,198,216,600 shares;

c.Recorded as Retained Earning in the amount of 40% from net profit or amounting to Rp6,195,474,483,368,- which will be used for the development of the Company.

2.To Approve the distribution of Cash Dividend and Special Dividend for the Financial Year 2015 will be conducted with the following conditions:

a.those who are entitled to receive Cash Dividend and Special Dividend are shareholders whose names are  recorded in the Company’s Shareholders on  May 4, 2016 up to 16:00 Western Indonesia Standard Time;

b.Cash Dividend and Special Dividend shall be paid all at once on May 26, 2016.

Dividend distribution was conducted on May 21, 2015. The decision on reserve effective immediately.

3.To the Board of Directors granted the authorization to regulate further the procedure of  dividend distribution and to announce the same with due observance of the prevailing laws and  regulations  in the stock exchange where the Company’s share are listed.

4.The amount of fund of Community Development Program of Telkom Group for the Financial Year 2016 of  Rp82,000,000,000,- or equivalent with 0.53% of the Net Income for the Financial Year 2015 which source of funds taken from the Company’s burden.

5

1.To grant authority and authorize to the Board of Commissioners, with prior approval from Serie A Dwiwarna shareholder to determine the amount of tantieme which will be given to the members of Board of Director of the Company for the Financial Year 2015 and salary including facility and allowances fo the financial year 2016.

2.To determine the amount of performance tantieme for the Board of Commissioners of the Company for the Financial Year 2015 and honorarium   including facility and allowances for the financial year 2016 in accordance with prevalling laws, then authorize to the Board of Commissioners after consultation with Serie A Dwiwarna shareholder to put in detail this Meeting’s resolution in a Board of Commissioners’ Resolution in the name of General Meeting of Shareholder.

Has been implemented.
6

1.Reappointment of Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) to conduct an integrated audit of the  Company for the Financial Year 2016 which include the audit of the Consolidated Financial Statements of the Company, and  the audit of the Internal Control Audit on Financial Reporting for the Financial Year 2016 and to audit the Financial Statements of Partnership and Community Development Program for the Financial Year 2016.

2.Reappointment of Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) to audit the appropriation of funds for the Partnership and Community Development Program for the Financial Year 2016.

3.To grant authority to the Boards of Commissioners to determine the amount of audit fee and other terms and conditions of appointment of the relevant Public Accounting Firm.

4.To grant authority to the Board of Commissioners to appoint an alternate Public Accounting Firm and determine the terms and conditions of its appointment; in the event the appointed Public Accounting Firm can not perform or continue its duty for any reason including the agreement on the amount for audit fee is unattainable.

The PAF’s approval is effective immediately.
7

1.To approve granting the  authority and authorize to the Board of Commissioners with prior approval from Serie A Dwiwarna shareholder, in the case of the Board of Directors uses/diverts Company’s Treasury Stock from Buy Back Share IV.

2.Utilization/diversion of Company’s Treasury Stock from Buy Back Share IV through the sales either within or outside stock exchange does not require approval from General Meeting of Shareholders in accordance with regulation in the field of Capital Market.

Has been implemented.
8	1.Honorably dismissal from their offices the following names: a.Mr. HERI SUNARYADI as Director;	Effective immediately.

b.Mr. PARIKESIT SUPRAPTO as Independent Commissioner;

effective as of the close of the Meeting with appreciation for contribution of efforts and thoughts during their term as the member of Board of the Commissioners and the Board of Directors of the Company.

2.To assign Mr. MARGIYONO DARSASUMARJA from his office as Commissioner who was appointed under resolution Annual General Meeting of Shareholders year 2015 PT Telkom Indonesia (Persero) Tbk on the April 17, 2015 to become Independent Commissioner by continuing his term of office.

3.To appoint the following names:

a.Mr. HARRY M ZEN as Director;

b.Mr. PONTAS TAMBUNAN as Commissioner;

with the term of office effective as of the close of the Meeting and will end as of close of the fitfth Annual General Meeting of Shareholders without prejudice the right of General Meeting of Shareholders to dismiss anytime.

4.For the members of the Board of the Commissioners and the Board of Directors who are appointed as reffered in number 3 above who still serve in other positions that are prohibited under the prevailing regulation to hold multiple offices with the position as member of the Board of Commissioner and the Board of Directors of State Owned Enterprises, then the concerned must resign from his position.

5.By the dismissal, assignment and appointment as stated in number 1 and 2 above,  the composition of the member of the Board of the Company are becomes as follows:

a.BOARD OF DIRECTORS:

Mr. ALEX J. SINAGA - President Director;

Mr. HARRY M. ZEN - Director;

Mr. INDRA UTOYO - Director;

Mr. MUHAMMAD AWALUDDIN - Director;

Mr. HONESTI BASYIR - Director;

Mr. HERDY ROSADI HARMAN - Director;

Mr. ABDUS SOMAD ARIEF - Director;

Mr. DIAN RACHMAWAN - Director

b.BOARD OF COMMISSIONERS:

Mrs. HENDRI SAPARINI - President Commissioner;

Mr. DOLFIE OTHNIEL FREDRIC PALIT - Commissioner;

Mr. HADIYANTO - Commissioner;

Mr. PONTAS TAMBUNAN - Commissioner;

Mr. MARGIYONO DARSASUMARJA - Independent Commissioner;

Mr. RINALDI FIRMANSYAH - Independent Commissioner;

Mrs. PAMIJATI PAMELA JOHANNA WALUYO - Independent Commissioner;

6.To authorize with the right of substitution to the Board of Directors to state resolution adopted in the Meeting into notarial deed and to appear before Notary or authorized official and to make any adjustments or corrections which are necessary when required by the competent authority for the purposes of implementation of the resolutions of the Meeting.

Note: All of the above AGMS resolutions are in line with the adopted agenda and is reflected in the AGMS invitation.

AGMS RESOLUTION FOR 2016 FINANCIAL YEAR

In addition, we have conducted AGMS on 21 April 2017 for the financial year 2016 with details of the agenda and the realization of the resolution of the AGMS of the financial year 2016 as follows:

Agenda	AGMS Resolution	Status of the AGMS Resolution
1

To approve the Annual Report of the Company including the Board of Commissioners’ Supervision Duty Report for the Financial Year 2016, namely  regarding the condition and operation and supervisory of the Company as substantially have been presented in the Meeting by the Board of Directors and the Board of Commissioners.

Resolution effective immediately.
2

1.To ratify:

a.The Company’s Consolidated Financial Statements for the Financial Year 2016 which has been audited by the Public Accountant Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to its report number RPC 3036/PSS/2017 dated March 2, 2017 stated with opinion “the acCompanying consolidated financial statements report present fairly, in all material respects, the consolidated financial  position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries ended as of December 31, 2016  and the financial performance and consolidated casf flow for the year ended on such date  in accordance with Indonesian Financial Accounting Standards;

b.Partnership and Community Development Annual Report for the Financial Year 2016 which compiled pursuant to Minister of State Owned Enterprise’s Regulation which is a comprehensive accounting basis in addition to Indonesian Financial Accounting Principle that generally accepted in Indonesia and have been audited by the Public Accountant Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to its report RPC-2925/PSS/2017 dated  January 25,  2017 stated with opinion “the acCompanying financial statements present fairly, in all material respects, financial position of  Center for the Management of Partnership and Community Development Program of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk dated December 31, 2016  and financial performance and cash flow for the year ended on such date in accordance with the Non Publicly Accountable Entities Financial Accounting Standards;

2.Then, by the approval of the Company’s Annual Report for the Financial Year 2016 including Supervisory Task of the Board  of Commissioner Report and the ratification of Financial Statement for the Financial Year 2016 and Annual Report on Partnership and Community Development Program for the Financial Year 2016, the Meeting hereby grant a full acquittal and discharge (volledig acquit et decharge) to members of the Board of Directors and the Board of Commissioners who serves in the Financial Year 2016 consecutively for the managerial and supervisory actions of the Company as long as those actions are not criminal act and those actions are reflected in the Company’s Annual Report, Financial Statements (Consolidated)  for Financial Year 2016 and Annual Report of Partnership and Community Development for the Financial Year 2016.

Resolution effective immediately.

3

1.To Approve and determine the appropriation of the Company’s net profit for the Financial Year ended on the December 31, 2016 in the amount of Rp19,352,026,828,926,- (nineteen trillion three hundred fifty two billion twenty six million eight hundred twenty eigh thousand and nine hundred and twenty six Rupiah) which will be allocated to:

a.Dividend amounting to 60% of the net profit or in the amount of  Rp11,611,211,188,567.60  (eleven trillion six hundred eleven billion two hundred eleven million one hundred eighty eight   thousand five hundred sixty seven point six zero Rupiah) including amount of Interim Dividend which had been distributed to shareholders on the December 27, 2016 based on the Board of Directors Meeting which had been approved by the Board of Commissioners on the December 6, 2016 in amount Rp1,919,726,695,491.40 (one trillion nine hundred ninety billion seven hundred twenty six million six hundred ninety five thousand and four hundred ninety one point four zero Rupiah), therefore the amount of cash dividend will be distributed to shareholders in amount of Rp9,691,484,493,076.18 (nine trillion six hundred  ninety one billion four hundred eighty four million four hundred ninety three thousand seventy six point one eight Rupiah) and added  special dividend of 10% or amount of Rp1,935,200,213,724.32 (one trillion nine hundred thirty five billion two hundred million two hundred thirteen thousand seven hundred twenty four point three two Rupiah) distributed as cash dividend, therefore dividend (either cash dividend and special dividend) to shareholders  per shares of Rp117.3675 (one hundred and seventeen point  three six seven five Rupiah) and specifically dividen for Government/Republic of Indonesia will be paid in accordance with prevailling laws, with notes:

State of Rp6,056,439,231,453.30 (six trillion fifty six billion four hundred thirty nine million two hundred thirty one thousand four hundred fifty three point three zero Rupiah).

Public of Rp5,570,245,475,347.20 (five trillion five hundred seventy billion two hundred forty five million four hundred seventy five thousand three hundred forty seven point two zero Rupiah).

b.30% of Net Profit of the Company or amount of Rp5,805,615,426,634.10 (five trillion eight hundred five billion six hundred fifteen million four hundred twenty six thousand six hundred thirty four point one zero Rupiah) determined as Retairned Earning.

2.To Approve the distribution of Cash Dividend and Special Dividend for the Financial Year 2016 will be conducted with the following conditions:

a.those who are entitled to receive Cash Dividend and Special Dividend are shareholders whose names are  recorded in the Company’s Shareholders on May 5, 2017 up to 16:15 Western Indonesia Standard Time;

b.Cash Dividend and Special Dividend shall be paid all at once on May 26, 2017.

3.To the Board of Directors granted the authorization to regulate further the procedure of  dividend distribution and to announce the same with due observance of the prevailing laws and  regulations  in the stock exchange where the Company’s share are listed.

Dividend distribution was conducted on May 26, 2017. The decision on reserve effective immediately.
4

1.To grant authority and authorize to series A Dwiwarna shareholder to determine the amount of tantiem for financial year 2016 and to determine honorarium allowance, facility and other incentive to members of the Board of Commissioners for financial year 2017.

Has been implemented.

2.To grant authority and authorize to the Board of Commissioners  by first obtaining written approval of series A Dwiwarna Shareholders to determine the amount of tantiem for financial year 2016 and to determine salary, allowance, facility and other incentive to members of the Board of Directors for financial year 2017.

5

1.Reappointment of Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) to conduct an integrated audit of the  Company for the Financial Year 2017 which include the audit of the Consolidated Financial Statements of the Company, and  the audit of the Internal Control Audit on Financial Reporting for the Financial Year 2017 and to audit the Financial Statements of Partnership and Community Development Program for the Financial Year 2017.

2.Reappointment of Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) to audit the appropriation of funds for the Partnership and Community Development Program for the Financial Year 2017.

3.To grant authority to the Boards of Commissioners to:

a.to appoint an alternate Public Accounting Firm and determine the terms and conditions of its appointment; in the event the appointed Public Accounting Firm can not perform or continue its duty for any reason including the reason of prevailling law and the agreement on the amount for audit fee is unattainable.

b.Determine the amount of audit fee and other terms and conditions of appointment of the relevant Public Accounting Firm.

The PAF’s approval is effective immediately.
6

To approve the ratification of Minister of State Owned Enterprise’s Regulation number PER-03/MBU/12/2016 regarding amendment of Minister of State Owned Enterprise’s Regulation number PER-09/MBU/07/2015 regarding State Owned Enterprise’s Partnership Program and Community Development Program.

Has been followed-up.
7

In the First Part:

The meeting with the majority vote 79,071,727,019 (98.770%) of the total votes issued in the Meeting resolved to approve amandment of the Articles of Association related with the right of serie A Shareholder.

In the Second Part:

The meeting with the majority vote 79,071,727,020 (98.770%) of the total votes issued in the Meeting resolved to approve amandment of the Articles of Association which is not related with the right of serie A Shareholder.

Therefore in the seventh Agenda of the Meeting resolved:

1.To approve amendment and/or adjustment standarization of the Articles of Association of public State Owned Enterprise related with the change of right share of series A Dwiwarna by recompile all of the Articles of Association, in accordance with Letter Minster of State Owned Enterprise as proxy of shareholder seri A Dwiwarna.

2.To grant authority to shareholder seri A Dwiwarna  to amend and revise to the provisions of the Articles of Association of the Company as referred to in the event of any amendment and / or revision to the provisions issued by the competent authority including the institutions relating to the public Company and / or shareholder series A Dwiwarna as necessary in the framework of submission of reporting and / or approval of amendment of the Articles of Association to the authorized institution.

Resolution effective immediately.

3.To grant authority to the Board of Directors of the Company with rights of substitution to restate amendment and/or adjusment of the Articles of Association of the Company into a notarial deed and further submit application approval and/or notify amendment of Articles of Association of the Company to the Minister of Law and Human Rights of the Republic of Indonesia and/or authorized institution pursuant to the prevailing laws and regulations.

8

1.Confirmation Honorably dismissal from their offices the following names:

a.Mr. MUHAMMAD AWALUDDIN as Director as of  September 9th 2016;

b.Mr. INDRA UTOYO as Director as of March 15th 2017; and

c.Mr. HONESTI BASYIR as Director as of April 20th 2017.

with appreciation for contribution of dedication and thoughts during their term as the member of the Board of Directors of the Company.

2.Honorably dismissal Mr. HADIYANTO and Mr. PONTAS TAMBUNAN respectively as Commissioner with appreciation for contribution of dedicaation and thoughts during their term as member of the Board of Commissioner of the Company.

3.Changing of the nomenclature of the Board of Directors as follow:

a.President Director to become President Director;

b.Director to become Finance Director;

c.Director to become Consumer Service Director;

d.Director to become Human Capital Management Director;

e.Director to become Network & IT Solution Director;

f.Director to become Digital & Strategic Portfolio Director;

g.Director to become Wholesale & International Service Director; and

h.Director to become Enterprise & Business Service Director.

4.Divert task:

a.Mr. HARRY M ZEN formerly as Director to become Finance Director;

b.Mr. DIAN RACHMAWAN formerly as Director to become Enterprise & Business Service Director;

c.Mr. HERDY ROSADI HARMAN formerly as Director to become Human Capital Management Director; and

d.Mr. ABDUS SOMAD ARIEF formerly as Director to become Wholesale & International Service Director.

5.To appoint the following names:

a.Mr. HADIYANTO as Commissioner;

b.Ms. DEVY W SURADJI as Commissioner;

c.Mr. CAHYANA AHMADJAYADI as Independent Commissioner;

d.Mr. MAS’UD KHAMID as Consumer Service Director;

e.Mr. ZULHELFI ABIDIN as Network & IT Solution Director; and

f.Mr. DAVID BANGUN as Digital & Strategic Portfolio Director.

with the term of office effective as of the close of the Meeting and ended at the closing of the fitfth Annual General Meeting of Shareholders without prejudice to the rights of General Meeting of Shareholders to dismiss at anytime.

6.For the members of the Board of Directors and the Board of Commissioners who are appointed as reffered in number 5 above who still serve in other positions that are prohibited under the prevailing regulation to hold multiple offices with the position as member of the Board of Commissioner and the Board of Directors of State Owned Enterprises, then the concerned must resign from his position.

Resolution effective immediately.

7.By the dismissal, assignment and appointment as stated in number 1 and 2, 4 and 5 above mentionded,  then composition of the member of the Board of the Company are becomes as follows:

a.Board of Directors

Mr. ALEX J. SINAGA as President Director;

Mr. HARRY M. ZEN as Finance Director;

Mr. MAS’UD KHAMID as Consumer Service Director;

Mr. HERDY ROSADI HARMAN as Human Capital Management Director;

Mr. ZULHELFI ABIDIN as Network & IT Solution Director;

Mr. DAVID BANGUN as Digital & Strategic Portfolio Director;

Mr. ABDUS SOMAD ARIEF as Wholesale & International Service Director; and

Mr. DIAN RACHMAWAN as Enterprise & Business Service Director.

b.Board of Commissioners

Mrs.  HENDRI SAPARINI as President Commissioner;

Mr. DOLFIE OTHNIEL FREDRIC PALIT as Independent Commissioner;

Mr. HADIYANTO as Commissioner;

Ms. DEVY W. SURADJI as Commissioner;

Mr. RINALDI FIRMANSYAH as Commissioner;

Mr. MARGIYONO DARSASUMARJA as Independent Commissioner;

Mrs.  PAMIJATI PAMELA JOHANNA WALUYO as Independent Commissioner; and

Mr. CAHYANA AHMADJAYADI as Independent Commissioner.

To authorize with the right of substitution to the Board of Directors to state resolution adopted in the Meeting into notarial deed and to appear before Notary or authorized official and to make any adjustments or corrections which are necessary when required by the competent authority for the purposes of implementation of the resolutions of the Meeting.

Note: All of the above AGMS resolutions are in line with the adopted agenda and is reflected in the AGMS invitation.

THE BOARD OF COMMISSIONERS

We have a Board of Commissioners with collective duties and responsibilities to supervise the Board of Directors in performing its duties and responsibilities and advise the Board of Directors on the implementation of the business and the application of Good Corporate Governance (GCG) principles.

WRITTEN POLICY CONCERNING DIVERSITY OF THE BOARD OF COMMISSIONERS

We guarantee non-discrimination in the workplace, including in the selection and appointment of members of the Board of Commissioners. We apply this to meet the principles of fairness in the application of GCG and UU No.39 Year 1999 regarding Human Rights. Although we do not yet have a written policy on the diversity of the Board of Commissioners, we ensure that members of the Board of Commissioners are selected and appointed based on their expertise, proficiency, and integrity.

Both men and women have equal opportunity to be appointed as members of the Board of Commissioners as long as they meet the stipulated requirements and conditions. As of December 31, 2017, we have men and women members of the Board of Commissioners with the necessary expertise and proficiency, including economics, public policy, media, telecommunications, marketing, and public relations.

Table of The Diversity of Board of Commissioners, per 31 December 2017

No	Name	Position	Gender	Background of Expertise & Skill	Level of Education
1	Hendri Saparini	President Commissioner	Female	Economics, Development Policy	Doctor
2	Rinaldi Firmansyah	Commissioner	Male	Engineering, Telecommunications, Business and Finance	Doctor
3	Hadiyanto	Commissioner	Male	Business and Finance	Doctor
4	Dolfie Othniel Fredric Palit	Independent Commissioner	Male	Public Policy and Economic Crime	Bachelor
5	Margiyono Darsasumarja	Independent Commissioner	Male	Media, Media and Internet Law	Master
6	Pamijati Pamela Johanna Waluyo	Independent Commissioner	Female	Sales, Marketing, Public Relations	Master
7	Cahyana Ahmadjayadi	Independent Commissioner	Male	Engineering, Telecommunications, Law and Content Application	Doctor

THE COMPOSITION OF BOARD OF COMMISSIONERS

Pursuant to the resolutions of the Annual General Meeting of Shareholders (AGMS) held on 21 April 2017, we changed the composition of the Board of Commissioners. Hadiyanto whose term of office ended at the 2017 AGMS was reappointed as Commissioner until the 2022 AGMS. Then, Pontas Tambunan was honorably dismissed from his position as commissioner. The 2017 AGMS decided to appoint Devy W. Suradji and Cahyana Ahmadjayadi as Commissioner and Independent Commissioner, with a term of office until the 2022 AGMS. However, on December 22, 2017, Devy W. Suradji was appointed as the Director of Perusahaan Perseroan (Persero) PT Angkasa Pura I based on the resolutions of the General Meeting of Shareholders of Perusahaan Perseroan (Persero) PT Angkasa Pura I.

Table of Composition of the Board of Commissioners of PT Telkom per December 31, 2016

No	Name	Gender	Title	Appointment	Discharge Date
1	Hendri Saparini	Female	President Commissioner	December 19, 2014	AGMS 2019
2	Dolfie Othniel Fredric Palit	Male	Commissioner	December 19, 2014	AGMS 2019
3	Hadiyanto	Male	Commissioner	May 11, 2012	AGMS 2017
4	Pontas Tambunan	Male	Commissioner	April 22, 2016	AGMS 2017
5	Margiyono Darsasumarja	Male	Independent Commissioner	April 17, 2015	AGMS 2020
6	Rinaldi Firmansyah	Male	Independent Commissioner	April 17, 2015	AGMS 2020
7	Pamijati Pamela Johanna Waluyo	Female	Independent Commissioner	April 17, 2015	AGMS 2020

Table of Composition of the Board of Commissioners of PT Telkom per December 31, 2017

No	Name	Gender	Title	Appointment	Discharge Date
1	Hendri Saparini	Female	President Commissioner	December 19, 2014	AGMS 2019
2	Rinaldi Firmansyah	Male	Commissioner	April 17, 2015	AGMS 2020
3	Hadiyanto	Male	Commissioner	April 21, 2017	AGMS 2022
4	Dolfie Othniel Fredric Palit	Male	Independent Commissioner	December 19, 2014	AGMS 2019
5	Margiyono Darsasumarja	Female	Independent Commissioner	April 17, 2015	AGMS 2020
6	Pamijati Pamela Johanna Waluyo	Female	Independent Commissioner	April 17, 2015	AGMS 2020
7	Cahyana Ahmadjayadi	Male	Independent Commissioner	April 21, 2017	AGMS 2020

Double Position of the Board of Commissioners

Some members of Telkom’s Board of Commissioners hold more than one positions. Complete information regarding the double position of the Board of Commissioners may be seen in the following table:

Table of Double Position of Telkom’s Board of Commissioners

No	Name	PT Telkom		Subsidiary
		Title	Other Title
1	Hendri Saparini	President Commissioner	None	None
2	Rinaldi Firmansyah	Commissioner	1.Member Audit Committee (Non Voting Member) 2.Member KNR	None
3	Hadiyanto	Commissioner	1.Member KNR 2.Chairman KEMPR	None
4	Dolfie Othniel Fredric Palit	Independent Commissioner	1.Member Audit Committee 2.Member KNR 3.Member KEMPR	None
5	Margiyono Darsasumarja	Independent Commissioner	1.Chairman Audit Committee 2.Member KNR 3.Member KEMPR	None
6	Pamijati Pamela Johanna Waluyo	Independent Commissioner	1.Chairman KNR 2.Member KEMPR	None
7	Cahyana Ahmadjayadi	Independent Commissioner	1.Member Audit Committee 2.Member KNR 3.Member KEMPR	None

Remarks: KEMPR (Committee for Planning and Risk Evaluation and Monitoring), KNR (Committee for Nomination and Remuneration)

CRITERIA FOR SELECTING MEMBERS OF THE BOARD OF COMMISSIONERS

We elect and appoint members of the Board of Commissioners under the Company's Articles of Association, who at the time of appointment and during their terms of office are required to:

1.	Have good character, moral, and integrity;
2.	Legally capable;
3.	Within 5 (five) years prior to the appointment and during their terms of office:
a.	Have not been declared insolvent;
b.	Have not served as members of any board of directors and/or board of commissioners who were found guilty of causing any company to be declared insolvent;
c.	Have not been sentenced for committing any criminal act that is detrimental to state finances and/or related to the financial sector; or
d.	Have not served as members of any board of directors and/or board of commissioners who during their terms of office:
•	Have failed to hold an agms;
•

Have caused their accountability as members of any such board of directors and/or board of directors to be rejected by the gms or have failed to provide accountability as members of any such board of directors and/or board of commissioners to the gms; and

•	Have caused any company that obtained any permit, approval, or registration from the ojk to fail to satisfy its obligation to submit an annual report and/or financial statements to the ojk.
4.	Are committed to complying with the applicable laws and regulations; and
5.	Have knowledge and/or expertise required by the company.

All of these requirements must be met without exception by all of the members of the Board of Commissioners during their terms of office.

CRITERIA FOR SELECTING INDEPENDENT COMMISSIONERS

In addition to referring to the criteria for selecting members of the Board of Commissioners, we elect and appoint Independent Commissioners under the following additional criteria:

1.

Be not any persons who have been employed or had duties and responsibilities to plan, lead, control, or supervise the Company’s operations for the past six months, except for the reappointment as Independent Commissioners for the following period;

2.	Have no share whether directly or indirectly in the Company;
3.	Have no affiliation with the Company, any member of the Board of Commissioners, member of the Board of Directors, or Major Shareholder of the Company; and
4.	Have no business relationship whether directly or indirectly with the Company’s business operations.

All of these requirements must be fully met by all of the Independent Commissioners during their terms of office.

In accordance with the Articles of Association of the Company, the number and conditions of Independent Commissioners are subject to the regulation applicable to the capital market, which in this case is OJK Regulation No. 33/POJK.04/2014 concerning the Board of Directors and the Board of Commissioners of Issuers or Public Companies. Article 20 paragraph (3) stipulates that if the Board of Commissioners consists of more than 2 members, the number of Independent Commissioners must be at least 30% of the total members of the Board of Commissioners.

INDEPENDENCE STATEMENT OF EACH INDEPENDENT COMMISSIONER

In performing their duties and responsibilities, each Independent Commissioner must maintain their independence. Therefore, we require Independent Commissioners to sign the Integrity Pact at the time of appointment, which will be renewed annually. By 2017, all of our Independent Commissioners have declared such written independence commitment.

Table of Independence Statement of Each Independent Commissioner

No	Name	Position	Date of Signing	Status
1.	Dolfie Othniel Fredric Palit	Independent Commissioner	April 21, 2017	First Time as Independent Commissioner
2.	Margiyono Darsasumarja	Independent Commissioner	April 21, 2017	Renewal
3.	Pamijati Pamela Johanna Waluyo	Independent Commissioner	April 21, 2017	Renewal
4.	Cahyana Ahmadjayadi	Independent Commissioner	April 21, 2017	First Time

THE BOARD CHARTER OF THE BOARD OF COMMISSIONERS

We adopt a Board Charter of the Board of Commissioners as a reference for the Board of Commissioners in performing its duties to conform with GCG practices under Decision Letter of the Board of Commissioners No. 16/KEP/DK/2013 dated December 17, 2013. The Charter of the Board of Commissioners contains the code of conduct, authority, duties, responsibilities, obligations, division of tasks, meetings, provisions on conflict of interest, shareholding, and the relationship of the Board of Commissioners to the Board of Directors and the GMS. In addition, in carrying out its duties and functions, the Board of Commissioners are also guided by the Articles of Association and the joint decree between the Board of Commissioners and the Board of Directors.

AUTHORITIES, DUTIES, AND RESPONSIBILITIES OF THE BOARD OF COMMISSIONERS

The Board of Commissioners has the following duties and responsibilities:

1.

To conduct the supervision and accountable for the supervision to the management policies, the performance of management in general, either regarding the Company or the Company’s business, give advice to the Board of Directors.

2.

To supervise the policies of Company’s management conducted by the Board of Directors as well as to give advice to the Board of Directors including to give advice regarding the development plan of the Company, annual plan and budget of the Company, the implementation of the provisions in Articles of Association of the Company and resolutions of GMS as well as the provisions of laws and regulations by taking into account the Company’s interest.

3.	To organize the annual GMS and other GMS pursuant to its authority as stipulated under the laws and regulations and Articles of Association.
4.	To conduct the duties, authorities and responsibilities pursuant to the provisions of laws and regulations, Articles of Association of the Company and GMS resolutions.
5.	To conduct the duties and responsibilities in good faith, full responsibility, and prudentially.
6.	To research and review the Annual Report prepared by the Board of Directors as well as to sign the said Annual Report.
7.	To form the Audit Committee and other committee to assist the Board of Commissioners in performing its duties and responsibilities.
8.	To evaluate the performance of the committee that assists the performance of its duties and responsibilities at the end of financial year.

Then, in addition to performing its duties and responsibilities, the Board of Commissioners also has the following powers:

1.	To give the opinion and inputs to AGMS regarding the periodic report and other report from the Board of Directors.
2.

To supervise the implementation of working plan and budget of the Company (including the investment budget) for the previous financial year as well as to submit the assessment as well as the opinion to AGMS.

3.

To monitor the development of Company’s activities and in the event that the Company indicates the degradation symptom, to immediately request the Board of Directors to announce it to the shareholders and to give inputs regarding the improvement steps to be taken.

4.	To give opinions and inputs to GMS regarding any other important issue for the management of the Company.
5.

To propose to GMS, through the Board of Directors, the appointment of public accountant to conduct the audit towards Company’s Financial Report including the audit for the internal control over Financial Report, pursuant to the prevailing provisions from the capital market authority whereby the Company’s shares are listed and/or registered.

6.	To give the report regarding the supervision duties that have been conducted in the financial year that has just ended to GMS.
7.	To conduct other supervisory duties as determined by GMS.

Any member of Board of Commissioners shall be jointly responsible for all Company’s losses caused by the mistake or negligence of the member of Board of Commissioners in performing the duties. Members of Board of Commissioners shall not be liable for the Company’s loss if they can prove that:

1.	Such loss is not caused by their mistake or negligence;
2.	They have performed in good faith, full responsibility, and prudentially for the interest and based on the purpose and objective of the Company;
3.	They do not have any conflict of interest either directly or indirectly with the management activities causing the loss; and
4.	The have taken the action to prevent the occurrence or continuation of such loss.

THE BOARD OF COMMISSIONERS’ MEETING

Based on the Regulation of OJK No.33/POJK.04/2014 Article 31, the Board of Commissioners shall be obliged to conduct the meeting for at least 1 (one) time within 2 (two) months or at any time as deemed necessary. The quorum for all of Board of Commissioners’ meeting shall be the presence of more than half of total members of Board of Commissioners. In addition, Board of Commissioners shall also be obliged to organize joint meeting with the Board of Directors at least 1 (one) time within 4 (four) months and it may also be held at any time as deemed necessary. Joint meeting by the Board of Directors and Board of Commissioners within the Company shall also be referred to as the Joint Meeting.

The mechanism in making the resolutions in the Board of Commissioners’ meeting shall be based on the deliberation to reach a consensus. If a consensus cannot be reached, then the resolution shall be made based on the majority votes from members of Board of Commissioners that are present or represented in the meeting. If the votes are equal, then the resolution shall be made based on the opinion of the Chairman of Meeting.

Throughout 2017, the Board of Commissioners has convened 21 internal meetings and 13 joint meetings between the Board of Commissioners and the Board of Directors. The following tables describe the agenda and the frequency of attendance of members of the Board of Commissioners in the meetings.

Table of the Agenda and Attendance in the Board of Commissioners’ Meetings

No	Date	Agenda/Discussion of the Meeting	Board of Commissioners present at the Meeting
			HS	HD	PT	DWS	DOFP	MGD	RF	PJW	CA
1	Wednesday, January 18, 2017	1.Discussions on the Strategic Approval of the Fit Project 2.Update on the Integrated Audit of the 2016 Financial year 3.Miscellaneous	√	-	-	N/A	-	√	√	√	N/A
2	Friday, February 3, 2017	Proposed Candidate of Telkom's Board of Directors	√	-	√	N/A	-	√	√	√	N/A
3	Wednesday, February 8, 2017	1.Approval Request for the Release Commitment Budget Capex Phase 1 of 2017 2.Re-explanation of the Fit Strategic Project Approval 3.Telkom Board of Directors Member Nomination	√	√	√	N/A	-	√	√	√	N/A
4	Friday, February 24, 2017	1.Extension of Committee Membership and Committee Staff 2.Recommendation regarding Pay Increase of the Secretariat Staff 3.Determination of Moving Date to TLT 4.Progress Update on Strategic Project	√	-	-	N/A	-	√	√	√	N/A
5	Thursday, March 23, 2017	1.Recommendations regarding Change in Telkomsel’s Management 2. Approval Request on Strategic Fit Project	√	-	-	N/A	√	√	√	-	N/A
6	Wednesday, April 5, 2017	1.Determination of GMS Chairmanship of 2017 2.Recommendation regarding the Remuneration of the Company Committee of 2017 3.Recommendations on Remuneration Increase for Double Position of Board of Directors	√	√	-	N/A	√	√	√	√	N/A
7	Thursday, April 26, 2017	1.Recommendation on Changes to the Audit Committee Membership 2.Recommendation on Changes to the Committee for Nomination and Remuneration Membership 3.Miscellaneous	√	-	N/A	√	√	√	√	-	√
8	Wednesday, May 31, 2017	1.Discussions on CSS Ratification Date Change. 2.Changes to the Company’s Articles of Association Threshold 3.DSP Director Project Briefing 4.Miscellaneous	√	√	N/A	√	-	√	√	√	√
9	Tuesday, June 13, 2017	1.Discussions on the Final Threshold of the Articles of Association 2.Miscellaneous	√	√	N/A	√	-	√	√	√	√
10	Wednesday, July 12, 2017	1.Submission of CSS Draft 2018-2022 2.Miscellaneous	√	√	N/A	√	-	√	√	√	√
11	Monday, July 31, 2017	1.Submission of CSS Draft 2018-2022 2.Miscellaneous	√	√	N/A	-	-	√	-	√	√
12	Wednesday, August 16, 2017	Remuneration	√	√	N/A	-	-	√	-	√	√
13	Monday, September 4, 2017	Discussions regarding Approval of Strategic Fit Project	√	√	N/A	-	-	√	√	√	√
14	Wednesday, September 13, 2017	1.Discussions on the Final Approval regarding Telkom Project 2.Transfer of Remuneration Consultant 3.Miscellaneous	√	√	N/A	-	-	-	√	√	√
15	Monday, October 2, 2017	1.Extension of Work Tenure for Board of Commissioner Staff 2.Miscellaneous	√	√	N/A	-	-	√	-	√	√
16	Thursday, October 12, 2017	1.Discussions on the Final Approval for Strategic Fit Project 2.Submission of Board of Commissioner Resolution regarding Method of Assignment for Board of Subsidiary Companies Requiring the Approval of Category A Dwiwarna Shareholders	√	-	N/A	√	-	√	√	√	√
17	Wednesday, November 1, 2017	1.Submission of RKAP 2018 First Draft 2.Discussions on the Approval for Strategic Project 3.Miscellaneous	√	√	N/A	√	-	√	√	√	√
18	Thursday, November 2, 2017	Discussions on the Approval of Strategic Project	√	-	N/A	√	-	√	-	√	√
19	Tuesday, November 28, 2017	1.Submission of the 2018 Board of Commissioners Secretariat Budget Plan 2.Submission of the Date for the Fit and Proper Test for the President Director Candidate of PT Daya Mitra (Mitratel)	√	-	N/A	√	-	√	√	√	√
20	Wednesday, December 6, 2017	1.Approval on the Ratification of the 2018 RKAP 2.Discussions on the Approval for Strategic Fit Project	√	-	N/A	√	√	√	√	√	√
21	Tuesday, December 19, 2017	1.Recommendation on the Adjustment for PDLN allowance 2.Submission of the MISD Application 3.Mitratel President Director Candidate 4.Discussions on the Approval for Strategic Fit Project	√	√	N/A	-	-	√	√	-	√
Total Attendances			21	12	2	9	4	20	17	18	15
Total Meetings			21	21	6	15	21	21	21	21	15
Attendance Level of the Board of Commissioners (%)			100	57	33	60	19	95	81	86	100

Remarks: HS (Hendri Saparini), HD (Hadiyanto), PT (Pontas Tambunan), DWS (Devy W. Suradji), DOFP (Dolfie Othniel Fredric Palit), MGD (Margiyono Darsasumarja), RF (Rinaldi Firmansyah), PJW (Pamijati Pamela Johanna Waluyo), CA (Cahyana Ahmadjayadi).

Table of Agenda and Board of Commisioner’s Attendance of The Joint Meeting

No	Date	Agenda/Discussion of the Meeting	Board of Commissioners who were present
			HS	HD	PT	DWS	DOFP	MGD	RF	PJW	CA
1	Tuesday, January 24, 2017	1.Company Performance for December 2016 2.Progress Update regarding Integrated Audit for the 2016 Financial year	√	-	√	N/A	-	√	√	√	N/A
2	Friday, February 24, 2017	1.IFAS Integrated Audit 2016 Sign-Off 2.Company Performance for January 2017	√	-	-	N/A	-	√	√	√	N/A
3	Thursday, March 23, 2017	1.Company Performance for February 2017 2.Elaboration on the Implementation of PMK No. 213/2016 at Telkom	√	-	√	N/A	√	√	√	-	N/A
4	Tuesday, April 25, 2017	Company Performance for March 2017	√	-	N/A	√	-	√	√	-	√
5	Wednesday, May 24, 2017	Company Performance for April 2017	√	√	N/A	-	√	√	√	√	√
6	Wednesday, June 21, 2017	Company Performance for May 2017	√	√	N/A	-	-	√	√	√	√
7	Monday, 31 July 2017	1.Company Performance for June 2017 2.Ratification of CSS 2018-2022	√	√	N/A	-	-	√	√	√	√
8	Thursday, August 24, 2017	Company Performance for July 2017	√	√	N/A	√	-	√	√	√	√
9	Wednesday, September 20, 2017	1.Company Performance for August 2017 2.Miscellaneous	√	√	N/A	-	-	√	√	√	√
10	Tuesday, October 24, 2017	Company Performance for September 2017	√	√	N/A	-	√	√	√	√	√
11	Tuesday, November 28, 2017	1.Company Performance for October 2016 2.Submission of RKAP Plan for 2017	√	√	N/A	√	-	√	√	-	√
12	Friday, December 8, 2017	Ratification of 2018 RKAP	√	√	N/A	√	-	√	√	√	√
13	Tuesday, December 19, 2017	Company Performance for November 2017	√	√	N/A	-	-	√	√	-	√
Total Attendances			13	9	2	4	3	13	13	9	10
Total Meetings			13	13	3	10	13	13	13	13	10
Attendance Level of the Board of Commissioners (%)			100	69	67	40	23	100	100	69	100

Remarks: HS (Hendri Saparini), HD (Hadiyanto), PT (Pontas Tambunan), DWS (Devy W. Suradji), DOFP (Dolfie Othniel Fredric Palit), MGD (Margiyono Darsasumarja), RF (Rinaldi Firmansyah), PJW (Pamijati Pamela Johanna Waluyo), CA (Cahyana Ahmadjayadi).

Table of Agenda and Board of Directors’ Attendance of The Joint Meeting

No	Date	Agenda/Discussion of the Meeting	Board of Directors who were present
			PD	Dir. NITS	Dir. WINS	Dir. EBIS	Dir. KEU	Dir. HCM	Dir. CONS	Dir. DSP
1	Tuesday, January 24, 2017	1.Company Performance for December 2016 2.Progress Update regarding Integrated Audit for the 2016 Financial year	√	√	√	√	√	-	√	√
2	Friday, February 24, 2017	1.IFAS Integrated Audit 2016 Sign-Off. 2.Company Performance for January 2017	√	√	√	√	√	√	√	√
3	Thursday, March 23, 2017	1.Company Performance for February 2017 2.Elaboration on the Implementation of PMK No. 213/2016 at Telkom	√	-	√	√	√	√	√	√
4	Tuesday, April 25, 2017	Company Performance for March 2017	√	√	√	√	√	√	√	√
5	Wednesday, May 24, 2017	Company Performance for April 2017	√	√	√	√	√	√	√	√
6	Wednesday, June 21, 2017	Company Performance for May 2017	√	√	√	√	√	√	√	√
7	Monday, 31 July 2017	1.Company Performance for June 2017 2.Ratification of CSS 2018-2022	√	√	√	√	√	√	√	√
8	Thursday, August 24, 2017	Company Performance for July 2017	√	√	√	√	√	-	√	√
9	Wednesday, September 20, 2017	1.Company Performance for August 2017 2.Miscellaneous	-	√	√	√	√	√	√	√
10	Tuesday, October 24, 2017	Company Performance for September 2017	-	√	√	√	√	√	√	√
11	Tuesday, November 28, 2017	1.Company Performance for October 2016. 2.Submission of RKAP Plan for 2017	√	√	√	√	√	√	√	√
12	Friday, December 8, 2017	Ratification of 2018 RKAP	√	√	√	√	√	√	√	√
13	Tuesday, December 19, 2017	Company Performance for November 2017	√	√	-	-	√	√	√	√
Total Attendances			11	12	12	12	13	11	13	13
Total Meetings			13	13	13	13	13	13	13	13
Attendance Level of the Board of Commissioners (%)			85	92	92	92	100	85	100	100

Remarks: PD (President DIrector), Dir. NITS (Director of Network, IT, & Solution), Dir. WINS (Director of Wholesale and International Service), Dir. EBIS (Director of Enterprise & Business Service), Dir. KEU (Director of Finance), Dir. HCM (Director of Human Capital Management), Dir. CONS (Director of Consumer Service), dan Dir. DSP (Director of Digital & Strategic Portfolio).

ASSESSMENT OF THE PERFORMANCE OF THE BOARD OF COMMISSIONERS

The Shareholders shall assess the performance of the Board of Commissioners during the current Financial Year based on a report of performance of the Board of Commissioners accounted for in the AGMS.

The criteria used to assess are performance report of the Board of Commissioners that are accounted for in the Company's Annual General Meeting of Shareholders. Through the report Shareholders conduct an assessment of the performance of the Board of Commissioners during the current financial year. The party conducting the assessment of the Board of Commissioners of the Company is the Shareholder through the Annual General Meeting of Shareholders of the Company.

ASSESSMENT OF THE COMMITTEE UNDER THE BOARD OF COMMISSIONERS

The Board of Commissioners has been assisted by a number of committees, including the Audit Committee, the Committee for Nomination and Remuneration, and the Committee for Planning and Risk Evaluation and Monitoring (KEMPR). In 2017, the Audit Committee assisted the Board of Commissioners in overseeing the audit process conducted by independent auditors. In addition, the Audit Committee also provided very good assistance in evaluating and providing recommendations on both internal and external audit results.

In addition, Committee for Nomination and Remuneration (KNR) assisted the Board of Commissioners in supporting the Board of Directors in making strategic decisions. The Committee has performed its responsibilities well in providing recommendations related to the nomination and remuneration of the Board of Directors and the top management.

Meanwhile, the Committee for Planning and Risk Evaluation and Monitoring (KEMPR) assisted the Board of Commissioners in business planning and risk management. With the assistance of the Committee, the Board of Commissioners could give considerations to the Board of Directors on Telkom’s long-term business continuity, including the Company’s decisions on Merger & Acquisition (M&A).

BOARD OF COMMISSIONER REMUNERATION POLICY

We determine the remuneration of the Board of Commissioners through the following procedures:

1.The Board of Commissioners requests the KNR to draft a remuneration proposal for the Board of Commissioner.

2.The Committee for Nomination and Remuneration requests an independent party to draw up a framework on the remuneration of the Board of Commissioner.

3.The Committee for Nomination and Remuneration proposes the remuneration to the Board of Commissioners.

4.The Board of Commissioner proposes remuneration for the Board of Commissioner the GMS.

5.The GMS delegates authority and power to the Board of Commissioners with the prior approval of Series A Shareholders to determine the remuneration for the Board of Commissioner.

The structure of the remuneration of the Board of Commissioners are referring to the regulation of the Minister of State-owned enterprises no. PER-04/MBU/2014 regarding the determination of the Income Guidelines of Directors, Board of Commissioners, and Supervisory Board of SOE.

Basis For The Determination And Structure Of Remuneration

The structure of the remuneration of the Board of Commissioners is governed by the provisions of the Regulation of the State Minister for State Owned Enterprises No.PER-04/MBU/2014 on Guidelines for the Determination of Income for Directors, Board of Commissioner and Board of Trustees of SOE’s.

Based on the said regulation, the income component for members of the Board of Commissioners consists of:

1.	Salaries;
2.	Allowances;
3.	Facilities; and
4.	Bonus/Incentive.

For 2017, the total remuneration paid to the entire Board of Commissioners was Rp76.3 billion. Taxes from remuneration borne by our Company amounted to Rp4.9 billion. The table below sets forth the remuneration that our Commissioners received in 2017:

Board of Commissioners	Honorarium and allowance	Tantiem & THR (1)	Total
	(Rp millions)
Hendri Saparini	1,326	10,518	11,844
Rinaldi Firmansyah	1,194	9,408	10,602
Hadiyanto	1,194	9,464	10,658
Pontas Tambunan (4)	311	6,288	6,599
Margiyono Darsasumarja	1,194	9,408	10,602
Dolfie Othniel Fredric Palit	1,194	9,466	10,660
Pamijati Pamela Johanna Waluyo	1,194	9,408	10,602
Cahyana Ahmad Jayadi (3)	820	311	1,131
Devy W. Suradji (2)	820	311	1,131
Parikesit Suprapto (5)	-	2,564	2,564

Remarks:

(1) "THR" refers to tunjangan hari raya or religious holiday allowance

(2)  Since the AGMS on April 21, 2017 up to December 22, 2017

(3)  Since the AGMS on April 21, 2017

(4)  Up to AGMS on April 22, 2017

(5) Up to AGMS on April 22, 2016

THE BOARD OF COMMISSIONERS PARTICIPATION IN BPJS KESEHATAN PROGRAM

We held a discussion on the follow up of SOE Minister’s Letter Number SE-06/MBU/10/2017 regarding SOE Participation in the National Security Agency Operation Program. In principle, we always support the Government to realize its programs, including the National Health Insurance Program. We then decided to involve all Directors and members of the Board of Commissioners and their families to participate in BPJS Kesehatan Program.

ASSESSMENT OF DIRECTORS’ PERFORMANCE

We use a balance scorecard with four main measurement aspects, namely financial, customer, internal business process, and learning and growth in the implementation of an assessment of the performance of members of the Board of Directors. In addition, we also use criteria based on three KPI elements that are shared KPI, common KPI, and specific KPI.

Shared KPI is a KPI with the same naming, target, realization and achievement for all Directors. Common KPI are KPI with the same naming and targets, but different realizations and achievements for each Board of Directors. Specific KPI is a different KPI for each Board of Directors and is a specific program that becomes the main task and priority of each Director and Directorate he leads.

Assessment on the performance of the Board of Directors shall be conducted by the Board of Commissioners or by the GMS, with reference to the achievement of the Key Performance Indicator ("KPI") of the Board of Directors in the implementation of its duties and responsibilities in accordance with the Company's Articles of Association and achievement of the realization of the RKAP. Assessment on the performance of the Board of Directors is initiated by filling out the realization of Contract Management ("KM") online and followed up by face-to-face meetings for the clarification process and final performance final assignment submitted to the Performance Committee and President Director for final determination and submitted to the Board of Commissioners.

Furthermore, we also evaluate the performance of the Board of Directors based on Criteria for Superior Performance Appraisal ("KPKU") of SOE’s. KPKU is the criterion of performance superiority assessment based on Malcolm Baldrige Criteria for Performance Excellence (MBCFPE). In 2017, the performance of the Board of Directors is again assessed by the team appointed by the Ministry of SOE’s to assess the performance advantage of the SOE’S KPKU. The results of the assessment in the last three years showed a significant increase in performance.

Table of KPKU Results Assessment Year 2014-2017

Year	Score
2014	667
2015	722,25
2016	730,5
2017	746,50

AUDIT COMMITTEE

Pursuant to Financial Services Authority (OJK) Regulation No.55/POJK.04/2015 dated December 23, 2015 and the US SEC Exchange Act 10A-3 and in compliance with the principles of good corporate Governance (GCG) and other regulations, we have an Audit Committee which runs its functions accordingly. The Audit Committee assists the Board of Commissioners in carrying out its oversight function in accordance with the Audit Committee Charter last adjusted in 2013 by Decision of the Board of Commissioners No.07/KEP/DK/2013 dated July 22, 2013.

In relation to OJK Regulation No.55/POJK.04/2015 dated December 23, 2015 on the Establishment and Guidelines of Implementation of the Works of Audit Committee, we have conducted an internal review. So far, we have not found any significant matters that need to be re-adjusted even though our Audit Committee Charter was last adjusted in 2013.

COMPOSITION OF THE AUDIT COMMITTEE

In accordance with the OJK Regulation and the US SEC, the Audit Committee shall consist of at least three members, one of whom is an Independent Commissioner acting as chairperson. The remaining two members shall be independent.

Pursuant to the resolutions of the 2017 AGMS dated April 21, 2017 which stipulate changes to the composition of the Board of Commissioners, we also adjusted the composition of the Audit Committee under Decision of the Board of Commissioners No.05/KEP/DK/2017 dated April 28, 2017 on the Composition of the Audit Committee of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, as follows:

Table of the Composition of Audit Committee per December 31, 2017

Title	Name	Duplicate Position Status	Basis of Appointment	Term of Service
Chairman	Margiyono Darsasumarja*	Independent Commissioner	Decision of the Board of Commissioners No.05/KEP/DK/2017 dated April 28, 2017.	2017 - present
Secretary	Tjatur Purwadi	Independent member

Decision of the Board of Commissioners No.05/KEP/DK/2014 dated March 25, 2014, then set out in Decision of the Board of Commissioners No.09/KEP/DK/2016  dated July 27, 2016, and lastly stipulated under the decision of the Board of Commissioners No.05/KEP/DK/2017 dated April 28, 2017.

2014 - present
Member	Rinaldi Firmansyah*	Commissioner/ Non Voting Member	Decision of the Board of Commissioners No.05/KEP/DK/2017 dated April 28, 2017.	2017 - present
	Dolfie Othniel Fredric Palit*	Independent Commissioner	Decision of the Board of Commissioners No.05/KEP/DK/2017 dated April 28, 2017.	2015 - present
	Cahyana Ahmadjayadi*	Independent Commissioner	Decision of the Board of Commissioners No.05/KEP/DK/2017 dated April 28, 2017.	2017 - present
	Sarimin Mietra Sardi	Independent Member	Decision of the Board of Commissioners No.04/KEP/DK/2016 dated March 31, 2016 lastly stipulated under the decision of the Board of Commissioners No.05/KEP/DK/2017 dated April 28, 2017.	2016 - present
Remarks: *Profile of members of Audit Committee can be seen on the profile of the Board of Commissioners

Table of the Composition of the Previous Audit Committee

Title	Name	Duplicate Position Status
Chairman	Rinaldi Firmansyah*	Independent Commissioner
Secretary	Tjatur Purwadi	Non-affiliated external member
Member	Margiyono Darsasumarja*	Independent Commissioner
	Dolfie Othniel Fredric Palit*	Commissioner/ Non Voting Member
	Pontas Tambunan*	Commissioner / Non Voting Member
	Sarimin Mietra Sardi	Independent Member
Remarks: *Profile of members of Audit Committee can be seen on the profile of the Board of Commissioners

PROFILE OF AUDIT COMMITTEE MEMBERS THAT ARE NOT MEMBERS OF THE BOARD OF COMMISSIONERS

Tjatur Purwadi

Born	: Surabaya, January 28, 1956
Age	: 61 years

Citizenship Domicile

Indonesian citizen, domiciled in Indonesia.

Title and Basis of the Appointment

Secretary and Member of the Audit Committee under Decision of the Board of Commissioners of Limited Liability Company PT Telekomunikasi Indonesia Tbk No.05/KEP/DK/2014 dated March 25, 2014 and latest under Decision Letter of the Board of Commissioners No.09/KEP/DK/2016 dated July 27, 2016. Tjatur Purwadi currently is not holding any position inside or outside the Company other than the office of Secretary of the Audit Committee.

Term of Service

2014 up to present.

Education

S1	Accounting at University of Gadjah Mada, Yogyakarta.
S2	Master of Management in Finance at University of Padjajaran, Bandung.

Career Experience

2014 – Present

Secretary/Member of the Audit Committee.

(Responsible to facilitate the Audit Committee members’ performance, conducting correspondence, preparing documentation, making reports of changes to the Audit Committee Charter, and coordinating the selection process of independent auditors. In accordance with Decision of the Board of Commissioners No.09/KEP/DK/2016, he was appointed as Secretary and financial expert concurrently for the Audit Committee).

2012 – 2014	Director - Assurance Team KAP Tanudiredja, Wibisana & Rekan/PwC.
1979 – 2012	PT Telkom Indonesia (Persero) Tbk. (Holding a number of strategic offices including Vice President (VP) - Financial & Logistic Policy and Head of Internal Audit).

Sarimin Mietra Sardi

Born	: Ujungpandang, September 17, 1958
Age	: 59 years

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia.

Title and Basis of the Appointment

Member of the Audit Committee under Decision of the Board of Commissioners of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk No.04/KEP/DK/2016 dated March 31, 2016 and latest under Decision of the Board of Commissioners No.09/KEP/DK/2016 dated July 27, 2016.

Term of Service

March 31, 2016 up to the present.

Education

D4	Accounting at Sekolah Tinggi Akuntansi Negara (STAN), Jakarta.
S2	Master of Management at Universitas Pendidikan Indonesia (UPI), Jakarta.

Career Experience

2016 – Present

Independent Member of the Audit Committee.

(Responsible for supervising and monitoring the integrated audit process, financial statement consolidation process, effectivity of internal control of financial reporting. In accordance with Decision of the Board of Commissioners No.09/KEP/DK/2016, he was appointed as member of the Audit Committee).

1982 – 2014	PT Telkom Indonesia (Persero) Tbk. (Holding a number of strategic offices including Deputy SGM Finance Operation and Director of Finance & HR of Telkom Pension Fund).

SCOPE, DUTIES, AND RESPONSIBILITIES OF AUDIT COMMITTEE

The Audit Committee shall perform its duties and responsibilities as follows:

1.	To assist the Board of Commissioners in selecting process of independent auditors to conduct the integrated audit for the Company.
2.

To oversee the integrated audit process for the Company and the audit process of the subsidiaries of which the financial statements are consolidated into the Company’s consolidated financial statements.

3.	To give independent opinions in the event of any different opinion between the management and the independent auditors.
4.	To give pre-approval of non-audit services to be assigned to the independent auditors.
5.	To review any financial information to be published by the Company, such as financial statements, projections, and any other financial information.
6.	To monitor the adequacy of the management’s efforts to build and operate effective internal control, in particular the internal control of financial reporting.
7.	To monitor the effectiveness of the Company’s Internal Audit.
8.	To monitor the follow-up of internal auditor’s findings by the Board of Directors.
9.	To provide means for receiving, reviewing, and following up on complaints involving the Company and its consolidated subsidiaries.
10.	To monitor the compliance of the Company with the laws and regulations on capital market and any other laws and regulations in relation to the Company’s business.
11.	To monitor the effectiveness of risk management policies created and implemented by the management.
12.	To perform such other duties as assigned by the Board of Commissioners.

INDEPENDENCE OF AUDIT COMMITTEE

We require all members of the Audit Committee to sign a statement of integrity and independence as a commitment to uphold GCG principles and have integrity at all times and be independent in performing their duties and responsibilities. Accordingly, we are convinced that the decisions made through the Audit Committee will be free of pressure from any other parties.

AUDIT COMMITTEE’S MEETING

Regulation of the Financial Services Authority No.55/POJK.04/2015 dated December 23, 2015 on the Establishment and Guidelines of Implementation of the Works of Audit Committee, in particular Article 13, stipulates that the Audit Committee shall hold regular meetings at least once in three months. However, the Audit Committee Charter sets out that the Audit Committee shall hold meetings once every month.

Pursuant to the above provisions, the Audit Committee held 23 meetings throughout 2017. The meetings were held in accordance with the requirements of the Audit Committee Charter and aimed to facilitate the performance of duties and responsibilities of each member of the Audit Committee.

Table of the Attendance of Audit Committee’s Meetings

Name	Total Meetings	Total Attendance	Percentage of Attendance (%)
Margiyono Darsasumarja	23	22	96
Tjatur Purwadi	23	22	96
Rinaldi Firmansyah	23	22	96
Dolfie Othniel Fredric Palit	23	17	74
Cahyana Ahmadjayadi(1)	12	10	83
Sarimin Mietra Sardi	23	23	100
Remark: (1) started in April 28, 2017

EDUCATION AND TRAINING

To build the capacity of the Audit Committee members to carry out their duties and responsibilities, we organized and engaged them in various training programs, workshops, conferences and seminars throughout 2017.

Table of Education and Training of Audit Committee

Name	Training Program	Date	Location
Rinaldi Firmansyah	RIMS 2017 CANADA CONFERENCE	September 24-27, 2017	Toronto
Margiyono Darsasumardja	Cyber Risk Forum	September 7-8, 2017	Las Vegas
Cahyana Ahmadjayadi	3rd Pitch Training Swiss Innovation Challenge Indonesia 2017	Agustus 27, 2017	Bandung

Panel Discussion on the Participation of the Audit Committee in the Implementation of POJK No.13/POJK.03/2017 regarding the Use of Public Accountant Services and Public Accountant Offices in Bank Financial Services, Capital Market, Non-Bank Financial Industry

		September 14, 2017	Jakarta
	Master Class Risk Governance	November 6-7, 2017	Singapore
Tjatur Purwadi	Recent PSAK Workshop according to IFRS Convergence January 1, 2017	May 16-19, 2017	Bali

Panel Discussion on the Participation of the Audit Committee in the Implementation of POJK No.13/POJK.03/2017 regarding the Use of Public Accountant Services and Public Accountant Offices in Bank Financial Services, Capital Market, Non-Bank Financial Industry

		September 14, 2017	Jakarta
	RIMS 2017 CANADA CONFERENCE	September 24-27, 2017	Toronto
Sarimin Mietra Sardi	Recent PSAK Workshop according to IFRS Convergence January 1, 2017	Mei 16-19, 2017	Bali

Panel Discussion on the Participation of the Audit Committee in the Implementation of POJK No.13/POJK.03/2017 regarding the Use of Public Accountant Services and Public Accountant Offices in Bank Financial Services, Capital Market, Non-Bank Financial Industry

		September 14, 2017	Jakarta
	RIMS 2017 CANADA CONFERENCE	September 24-27, 2017	Toronto

PERFORMANCE AND IMPLEMENTATION OF AUDIT COMMITTEE’S ACTIVITIES

During 2017, the Audit Committee has implemented its functions, among others, as follows:

1.	To conduct the supervision of the Integrated Audit process for the financial year of 2017

The Audit Committee has conducted the discussion with the Internal Auditor and independent auditor Ernst & Young (EY) in relation to the quality and acceptability of financial accounting standard implemented by the Company, the properness of significant accounting estimate and judgement and the adequacy of disclosure in the consolidated financial report as well as the internal control conducted by the Management, therefore the quality of financial report released by Management can be presented properly and there is no material misstatement.

The Audit Committee has also reviewed and discussed the audited consolidated financial report and the notes upon the consolidated financial report in the Annual Report (Form 20F) with Company’s management. With regard to the Company’s risk management, the Audit Committee also supervised and monitored the frauds and risks on the financial reporting that may materially affect the financial report.

2.	To conduct the supervision and review to the plan and implementation of the work program of Internal Auditor Unit for the financial year of 2017

The Audit Committee has conducted the review and discussion regarding the proposal of Internal Audit Unit’s working program for 2017 in relation to the risks that may occur in 2017 before such work program is determined by the Management.

The Audit Committee conducted a quarterly discussion on the findings and recommendation of the result of audit process and internal consultation made by Internal Audit Unit, including the monitoring of the follow up act completed by the Management.

3.	To conduct the supervision upon the audit process of Partnership and Community Development (PKBL) program conducted by Community Development Center (CDC) Unit for the financial year of 2017

The Audit Committee has conducted the discussion with the Management of CDC and independent auditor Ernst & Young (EY) in relation to the implementation of Partnership and Community Development program in 2017, the audit process for the financial report in the financial year of 2017 as well as the agreed upon procedure/AUP.

4.	To conduct the review of the information on the incoming complaints through the Whistleblower (WBS) program for the financial year of 2017

To provide opportunities and convenience to all parties in submitting complaints either from the Telkom Group employees or from outside the Telkom Group (third parties), the Audit Committee has prepared a Whistleblower application system that can be accessed easily from anywhere through the Internet.

COMMITTEE FOR NOMINATION AND REMUNERATION

We have a Committee for Nomination and Remuneration assisting the Board of Commissioners in overseeing the qualification determination and the nomination and remuneration process of the Board of Commissioners, the Board of Directors and the executive officers. The committee plays an important role in the application of GCG principles, in particular to ensure the process of selection and remuneration policy making conforms with professional and independent considerations without pressure from any other parties.

The Committee for Nomination and Remuneration works under OJK Regulation No.34/POJK.04/2015 regarding Nomination and Remuneration Committee of Issuers or Public Companies. In addition, we also have a Committee for Nomination and Remuneration Charter stipulated by Decision of the Board of Commissioners No.06/KEP/DK/2017 dated April 28, 2017 regarding Composition of the Nomination and Remuneration Committee of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk.

COMPOSITION OF THE COMMITTEE FOR NOMINATION AND REMUNERATION

OJK Regulation No.34/POJK.04/2015 regarding Nomination and Remuneration Committee of Issuers of Public Companies stipulates that the Nomination and Remuneration Committee shall consist of at least three members, one of whom is an Independent Commissioner who shall serves concurrently as Chairman of the Nomination and Remuneration Committee. The remaining two members may be appointed from any members of the Board of Commissioners, external parties, or management parties under the Board of Directors. Until now, KNR does not have any members from external parties.

Pursuant to such regulation, the Board of Commissioners issued Decision of the Board of Commissioners No.06/KEP/DK/2017 dated April 28, 2017 regarding Composition of the Nomination and Remuneration Committee of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk which stipulates that the Nomination and Remuneration Committee Members are as follows.

Table of the Composition of the Committee for Nomination and Remuneration

Title	Member’s Name	Duties of each member
Chairman/ Member	Pamijati Pamela Johanna Waluyo*/Independent Commissioner	To be responsible to give the directions and coordination of the implementation of duty.
Secretary	Ario Guntoro/Secretary of the Board of Commissioners	To be responsible to give and manage the administration and documentation of the Committee.
Member	Hadiyanto */ Commissioner	To be responsible to coordinate the inputs coming from the parties that has relationship with the controlling shareholders in relation to the issue of nomination and remuneration.
Rinaldi Firmansyah*/ Commissioner
Dolfie Othniel Fredric Palit*/Independent Commissioner
Margiyono Darsasumarja*/Independent Commissioner
Cahyana Ahmadjayadi*/Independent Commissioner

Remarks: *profile of member of KNR can be seen on the profile of the Board of Commissioners.

PROFILE OF MEMBER OF KNR THAT ARE NOT MEMBER OF THE BOARD OF COMMISSIONERS

Ario Guntoro - Secretary of KNR

Born	: Prabumulih, January 27, 1970
Age	: 47 years

Citizenship and Domicile

Indonesian Citizen, domicile in Indonesia.

Title and Basis of Appointment

Secretary of the Nomination and Remuneration Committee based on the Decision of the Board of Commissioners No.15/KEP/DK/2013 dated December 16, 2013.

Term of Service

Year 2013 up to present.

Education

1993 Bachelor degree in economics from University of Gadjah Mada.

Career Experience

2008 – 2013	Secretary of the Planning and Risk Evaluation and Monitoring Committee (KEMPR) of PT Telkom Indonesia (Persero) Tbk.
2004 – 2008	Member of Committee For The Planning And Risk Evaluation And Monitoring (KEMPR) PT Telkom Indonesia (Persero) Tbk.
2004	Serving as special advisor to PT PPA (Persero).
1999 – 2004	Working at the Indonesian Bank Restructuring Agency (BPPN), with the last position as Assistant Vice President of HIPA Division.
1994 – 1999	Working at private banks, holding a range of offices from Corporate Officer to Branch Manager.

SCOPE, DUTIES, AND RESPONSIBILITIES OF KNR

Duties and responsibilities of the Committee for the Nomination and Remuneration are as follows:

1.

To prepare the policy, criteria and selection needed for the strategic titles within the Company namely the one title below the Director and Executive (member of the Board of Directors and member of the Board of Commissioners) consolidated subsidiaries that refer to the principles of good corporate Governance.

2.

To assist the Board of Commissioners together with or through the consultation with the Board of Directors to select the candidate for strategic titles within the Company (member of the Board of Directors and member of the Board of Commissioners) consolidated subsidiaries.

3.	To give recommendations to the Board of Commissioners to be conveyed to the holder of series A Dwiwarna shares regarding:
a.	The composition of title of member of the Board of Directors.
b.	The succession planning of members of the Board of Directors.
c.	Assessment based on the parameter that has been prepared as the evaluation material for the capability development of Board of Directors’ members.
4.

Provide recommendations to the Board of Commissioners to be submitted to the General Meeting of Shareholders through the shareholders of the A Dwiwarna Series concerning the policies, amount and/or structures for the remuneration of the Board of Directors and Board of Commissioners.

5.	Remuneration of Board of Directors and Board of Commissioners in the form of salary or honorarium, allowances and facilities that are fixed and incentives that are variable.
6.	Review the employment contract and/or performance statement of each member of the Board of Directors.

In general, the Chairman of the Nomination and Remuneration Committee directing and coordinating the performance of the Committee's duties. The Secretary of the Committee shall assist the Chairman in preparing and managing the administration and documentation of the Committee's activities. The members of the Committee shall coordinate the inputs of the parties relating to the controlling shareholders related to the nomination and remuneration.

INDEPENDENCE OF THE COMMITTEE FOR NOMINATION AND REMUNERATION

Each member of the Committee for Nomination and Remuneration is required to uphold GCG principles and has a commitment to maintain integrity and independence in performing their duties and responsibilities to ensure that they make professional decisions without pressure from any other parties. Accordingly, we require each member of the Committee for Nomination and Remuneration to sign a statement of integrity and independence.

MEETING OF THE COMMITTEE FOR NOMINATION AND REMUNERATION

OJK Regulation No.34/POJK.04/2014 regarding Nomination and Remuneration Committee of Issuers or Public Companies requires that the Nomination and Remuneration Committee shall hold meetings at least once every four months. In 2017, the Committee for Nomination and Remuneration held 36 meetings, including 26 meetings by circulation.

Table of Agenda and Attendance of the Meeting of the Committee for Nomination and Remuneration 2017

Name	Total Meetings	Total Attendance	Percentage of Attendance (%)
Hendri Saparini	36	36	100
Hadiyanto	31	36	86
Pontas Tambunan(2)	10	13	77
Devy W. Suradji(3)	20	23	87
Dolfie Othniel Fredric Palit	28	36	78
Margiyono Darsasumarja	35	36	97
Rinaldi Firmansyah	34	36	94
Pamijati Pamela Johanna Waluyo	35	36	97
Cahyana Ahmadjayadi(1)	23	23	100
Remarks: (1)since April 28, 2017 (2)until April 21, 2017 (3)until December 22, 2017

EDUCATION AND TRAINING OF KNR

In financial year 2017, we did not require the members of the Committee for Nomination and Remuneration to engage in any educational and training activities to improve their competence and capacity because the activities of the Committee for Nomination and Remuneration, in particular the remuneration proposal process, were supported by professional and experienced independent consultants.

PERFORMANCE AND IMPLEMENTATION OF KNR’S ACTIVITIES

Throughout 2017, the Committee for Nomination and Remuneration assisted the Board of Commissioners in making strategic decisions, including:

No	Letter/Decision	Date
1	Letter of the Board of Commissioners No.027/SRT/DK/2017 regarding Recommendation on Nominees of the Board of Directors of Telkom	January 25, 2017
2	Letter of the Board of Commissioners No.042/SRT/DK/2017 regarding Mechanism of Selection of Top Talent of One Level under the Board of Directors	February 10, 2017
3	Letter of the Board of Commissioners No. 043/SRT/DK/2017 regarding Recommendation on Nominees of the Board of Directors of PT Telkom Indonesia, Tbk	February 13, 2017
4	Letter of the Board of Commissioners No.051/SRT/DK/2017 regarding Concurrent Appointment of Secretary and Member of the Audit Committee of Telkom	March 6, 2017
5	Letter of the Board of Commissioners No.052/SRT/DK/2017 regarding Appointment of the Nomination and Remuneration Committee Staff	March 6, 2017
6	Letter of the Board of Commissioners No.059/SRT/DK/2017 regarding New Honorarium Changes	March 8, 2017
7	Letter of the Board of Commissioners No.060/SRT/DK/2017 regarding New Honorarium Changes	March 8, 2017
8

Letter of the Board of Commissioners No.096/SRT/DK/2017 regarding Request for Tantiem for Financial Year 2016 and Remuneration of the Board of Directors and the Board of Commissioners for Financial Year 2017

April 21, 2017
9	Letter of the Board of Commissioners No.098/SRT/DK/2017 regarding Recommendation on Commissioners and Nominees of Directors of Telkomsel	April 26, 2017
10	Decision of the Board of Commissioners No.06/KEP/DK/2017 regarding Composition of the Nomination and Remuneration Committee of PT Telkom Indonesia, Tbk	April 28, 2017
11	Letter of the Board of Commissioners No.107/SRT/DK/2017 regarding Approval of Proposed Changes to the Members of the Board of Commissioners of Telkomsel	May 5, 2017
12

Letter of the Board of Commissioners No.142/SRT/DK/2017 regarding Procedures for Recommending the Company’s Representatives to Become Candidate Members of the Board of Directors and the Board of Commissioners of Subsidiary

July 11, 2017
13	Letter of the Board of Commissioners No.181/SRT/DK/2017 regarding Changes of the Company’s Representatives at Subsidiary	August 30, 2017
14	Letter of the Board of Commissioners No.197/SRT/DK/2017 regarding Survey Consultants of the Remuneration of the Company Management for Year 2017	September 19, 2017
15	Letter of the Board of Commissioners No.202/SRT/DK/2017 regarding Appointment of Secretariat Staff of the Board of Commissioners in Document Administration	Oktober 2, 2017
16	Letter of the Board of Commissioners No.205/SRT/DK/2017 on the Delivery of Proposal for Changes of the Company’s Representatives in Strategic Subsidiary	Oktober 2, 2017
17	Letter of the Board of Commissioners No.206/SRT/DK/2017 regarding Request for Approval of Recommended Representatives of PT Telkom in Subsidiary	Oktober 2, 2017
18	Letter of the Board of Commissioners No.213/SRT/DK/2017 regarding Appointment of Secretary of the KEMPR at the Secretariate of the Board of Commissioners of PT Telkom Indonesia, Tbk	Oktober 12, 2017
19	Letter of the Board of Commissioners No.217/SRT/DK/2017 regarding Completeness of Documents Required for the Approval of the Company’s Recommended Representatives in Subsidiary	Oktober 17, 2017
20	Decision of the Board of Commissioners No.09/KEP/DK/2017 regarding Procedures for Filling the Positions of Management of Strategic Subsidiaries of PT Telkom Indonesia, Tbk	Oktober 17, 2017
21	Letter of the Board of Commissioners No.227/SRT/DK/2017 regarding Appointment of Secretariat Staff of the Board of Commissioners for Institutional Relationships	Oktober 26, 2017
22

Letter of the Board of Commissioners No.232/SRT/DK/2017 regarding Explanations of the Completeness of Documents Required for the Approval of the Company’s Representatives in Subsidiaries of PT Telkom Indonesia, Tbk

Oktober 31, 2017
23	Letter of the Board of Commissioners No.238/SRT/DK/2017 regarding Appointment of the KEMPR Staff at the Secretariat of the Board of Commissioners	Oktober 28, 2017
24	Letter of the Board of Commissioners No.239/SRT/DK/2017 regarding Appointment of Secretariat Staff of the Board of Commissioners for Audit Committee Document Administration	November 10, 2017
25	Letter of the Board of Commissioners No.248/SRT/DK/2017 regarding Delivery of Schedules of Fit and Proper Tests for the Nominees of President Director of Mitratel	November 10, 2017
26	Letter of the Board of Commissioners No.253/SRT/DK/2017 regarding Request for Approval of the Recommended Representatives of Telkom in PT Daya Mitratel	December 4, 2017

COMMITTEE FOR THE PLANNING AND RISK EVALUATION AND MONITORING

We have a Committee for Planning and Risk Evaluation and Monitoring which assists the Board of Commissioners in performing its duties of risk planning, management, and evaluation. This is in line with our commitment to run the Company with good planning and by taking into account various risks.

The Committee performs its duties and responsibilities, as stipulated by the Committee for Planning and Risk Evaluation and Monitoring Charter, under Decision of the Board of Commissioners No.04/KEP/DK/2011 dated March 24, 2011 regarding Charter of the Planning and Risk Evaluation and Monitoring Committee of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk. The decision stipulates, among other things, as follows:

1.	The establishment and the appointment of its members;
2.	The structure and requirements of membership, duties, responsibilities, and authority; and
3.	The scope of works, meetings, reporting, term of office, and funding.

COMPOSITION OF KEMPR

The composition of the Committee for Planning and Risk Evaluation and Monitoring (KEMPR) is stipulated by Decision of the Board of Commissioners No.07/KEP/DK/2017 dated May 8, 2017 regarding Composition of the Planning and Risk Evaluation and Monitoring Committee of Telkom as follows.

Table of Composition of Committee for the Planning and Risk Evaluation and Monitoring

Title	Name	Term of Service	Duties of Each Member
Chairman KEMPR	Hadiyanto*/ Commissioner	Starting from February 2, 2015	To give the direction, to coordinate and monitor the implementation of duties of all Members of Committee.
KEMPR Member’s	Dolfie Othniel Fredric Palit*/ Independent Commissioner	Starting from May 12, 2015

To conduct the supervision and monitoring towards the implementation of RJPP/CSS, RKAP and the enterprise risk management as well as the implementation of initiative for the non-organic business growth.

	Margiyono Darsasumarja*/ Independent Commissioner	Starting from May 12, 2015
	Pamijati Pamela Johanna Waluyo*/ Independent Commissioner	Starting from May 12, 2015
	Devy W. Suradji (1) */Komisaris	Starting from May 8, 2017
	Cahyana Ahmadjayadi*/ Independent Commissioner	Starting from May 8, 2017
	Sri Hartati Rahayu	Starting from March 31, 2016

To give the review, evaluation and report in the sector of legal, compliance as well as risk control to support the implementation of Board of Commissioners duty to supervise management of the Company conducted by the Board of Directors.

Remarks: * profile of the Members of KEMPR can be seen on the profile of the Board of Commissioners.

(1)	Until December 22, 2017

PROFILE OF MEMBER OF KEMPR OUTSIDE THE MEMBER OF THE BOARD OF COMMISSIONERS

Sri Hartati Rahayu

Born	: Majalengka, December 21, 1971
Age	: 46 years old

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia.

Title and Basis of Appointment

Member of the Risk and Risk Evaluation and Monitoring and Evaluation Committee based on Decision of the Board of Commissioners No.12/KEP/DK/2016.

Term of Service

March 31, 2016 up to present.

Education

1995	Bachelor degree in Law from University of Padjajaran.
1999

Master’s degree in Banking Law, Law of Finance and Investments in Emerging Economies, Legal Aspects of International Finance and Trade Law (LL.M Banking & Finance Law) from London School of Economics and Political Science (LSE), London, United Kingdom.

Career Experience

2016 – Present	Risk Evaluation and Monitoring Committee Member.
2016 – Present	Risk Evaluation and Monitoring Committee Member.
2010 – 2011	Independent member of Audit Committee and Risk Monitoring Committee of PT Bank DBS Indonesia.
2008 – 2009	Head of Legal and Corporate Secretary PT Bank Barclays Indonesia.
2002 – 2005	Vice President Global Consumer Group Legal Counsel CitiGroup Indonesia - Citibank N.A.

SCOPE, DUTIES, AND RESPONSIBILITIES OF KEMPR

Committee for the Planning and Risk Evaluation and Monitoring has the following duties and responsibilities:

1.	To conduct a comprehensive evaluation upon the proposal of the Company’s Long Term Plan (“RJPP”) or CSS and Company’s Budget Activity Plan as submitted by the Board of Directors;
2.	To conduct the evaluation towards the implementation of RJPP and RKAP to be in line with the target of RJPP and RKAP as have been ratified by the Board of Commissioners; and
3.	To conduct the monitoring towards the implementation of enterprise risk management within the Company.

INDEPENDENCE OF KEMPR

The Committee for Planning and Risk Evaluation and Monitoring is not regulated by any regulator. However, we still require the Committee to have good integrity and maintain its independence as set forth in the KEMPR Charter Chapter 4 point 4.b.

KEMPR’S MEETING

In 2017, KEMPR conducted 6 Committee meetings attended by the members who are members of the Board of Commissioners and non-members of the Board of Commissioners, with the following detail of attendance:

Meeting Attendance Table of Committee for Planning and Risk Evaluation and Monitoring 2017

Name	Total Attendance	Percentage of Attendance (%)
Hadiyanto	6	100
Dolfie Othniel F.P*	2	33
Margiyono D.S	6	100
Pamijati Pamela Johanna Waluyo	6	100
Devy W. Suradji (1)**	6	100
Cahyana Ahmadjayadi**	6	100
Sri Hartati Rahayu	6	100

Remarks:

* Could not join a meeting due to state duty

** Defined as a member of KEMPR as of May 2017

(1)	Until December 22, 2017

EDUCATION AND TRAINING OF KEMPR

In the financial year of 2017 education and training have been given to the Members of KEMPR in order to improve the competence of the Member of KEMPR. Education and training that have been conducted by KEMPR for the financial year of 2017 are among others:

No	Date	Name of Training	Organizer	Remarks
1.	June 7-9, 2017	7th Corporate University and Corporate Learning Summit 2017, Berlin	Financial Education and Training Agency & Fleming Conference	-
2.	September 7-8, 2017	Cyber Risk Forum	Risk & Insurance Management Society	It is also an education/training of the Audit Committee
3.	November 6-7, 2017	Risk Governance Master Class Training & Certification	Enterprise Risk Management Academy	It is also an education/training of the Audit Committee
4.	November 20-24, 2017	Benchmark Study Implementation of Enterprise Architecture and Digital Transformation, Canberra, Australia	-	-
5.	December 6-8, 2017	Yogyakarta ERM 2017 International Conference	Enterprise Risk Management Academy	-

IMPLEMENTATION OF KEMPR’S ACTIVITIES

Pursuant to charter KEMPR, the Decision of the Board of Commissioners No.10/KEP/DK/2017 dated October 27, 2017 regarding Amount of Certain Action of the Board of Directors that Must First Obtain a Written Approval from the Board of Commissioners, and/or Seri A Shareholder, as well as Decision of the Board of Commissioners No.02/KEP/DK/2017 dated February 24, 2017 regarding Standard Operating Procedures (SOP) In Relation to the Process of Approval from the Board of Commissioners, consist of:

1.	Company’s Long Term Plan (“RJPP”)
a.	Evaluation of RJPP 2017-2021

In monitoring the implementation of RJPP 2017-2021, the KEMPR focuses, among others, on the implementation of the Company's transformation program, updating of previously identified risk profiles at the time of preparation of RJPP 2017-2021, integrating achievement intra CFU and between CFU, and monitoring of international foot print performance.

In addition, in line with the implementation of RJPP 2017-2021 and the preparation of RJPP 2018-2022, the KEMPR review the Company’s Inorganic Program, sharpen the monitoring of RJPP Implementation specially regarding determination of deliverables that reflecting strategic objectives achievement.

b.	Preparation of RJPP 2018-2022

In the preparation of RJPP 2018 -2022, KEMPR focused on:

•	The implementation of the Company’s transformation process to Digital Telco;
•

The sharpening of implementation of inorganic programs which aim not only financial targets, but also to improve the competence of Telkom in telecommunications, information, media, edutainment, and other services;

•	The importance of measures to anticipate the decline in legacy business; and
•	Proactively monitoring the development of regulations and taking appropriate measures to prevent such development of regulations from adversely affecting the Company.

2.	Company’s Work and Budget Plan as well as Capital Expenditure
a.	Monitoring focus of RKAP and Capital Expenditure of 2017

In the implementation of RKAP 2017, the KEMPR’s monitoring focus is, among others, on the implementation of efforts to keep expense growth from exceeding revenue growth, the monetization of IndiHome's business, the achievement of Telkomsel's performance, the management of several strategic businesses of the Company in the digital area such as e-commerce and digital financial services, and the management of subsidiaries.

On the capital expenditure side, the monitoring of capital expenditure is primarily directed at the absorption of budgets and due performance of development, the preparation of capital expenditure monitoring system (capex tracking), and the effectiveness of capital expenditures for revenue and service quality improvement.

b.	Evaluation to the Proposal of RKAP and Capital Expenditure of 2018

The evaluation of the proposal of RKAP and capital expenditure of 2018 focuses on 4 (four) things as follows:

•	The need for improvement of digital business management in the Telkom Group to give added values to the Company;
•	Setting the priority and/or focus of RKAP and capital expenditure of 2018 on the business sectors that are strategic for the Company;
•	Sharpening of inorganic programs to aim not only at the achievement of financial targets but also the improvement of the Company’s capability in all of its portfolios; and
•	The strengthening of capability of subsidiaries to increase the wallet share from non-Telkom Group markets.

3.	Enterprise Risk Management

Monitoring of the updating of the Company's risk profile is one of the approaches taken by the KEMPR in evaluating the implementation of risk management of the Company. Based on CSS 2018-2022, the risk groups that need to gain the Company's attention include the uncertainty of digital business development and the uncertainty of inorganic initiatives. The mitigation programs to reduce risks related to the digital business development include the development of smart government and enterprise-connected ecosystem initiatives, the optimization of My IndiHome as a hub to improve customer experience and loyalty, and the implementation of dynamic pricing for IndiHome services. The mitigation programs to reduce the uncertainty of inorganic initiatives are developed through the preparation of a comprehensive analysis of changes in macroeconomic, political, social, security and environmental conditions.

4.	Certain Action from the Board of Directors that Requires the Approval from the Board of Commissioners

In 2017, KEMPR has assisted the Board of Commissioners in reviewing the proposal of strategic plans as submitted by the Board of Directors, among others:

a.	The Release of budget of capital expenditure of 2017;
b.	The implementation of external funding of the Company; and
c.	Strategic fit of corporate action in the digital telecommunication portfolio.

BOARD OF DIRECTORS

We have a Board of Directors with collective duties and responsibilities to manage the Company in accordance with the Company's Articles of Association. In performing its duties, members of the Board of Directors act and decide on a policy in accordance with the duties and responsibilities of each member.

COMPOSITION OF THE BOARD OF DIRECTORS

During 2017, there is a change in the composition of the board of directors due to the following matters:

1.On March 15, 2017, Mr. Indra Utoyo was appointed as the director of PT Bank Rakyat Indonesia (Persero) Tbk;

2.On April 20, 2017, Mr. Honesti Basyir was appointed President Director of PT Kimia Farma (Persero) Tbk.

Therefore, the result of the resolution of the Annual General Meeting of Shareholders (AGMS) on April 21, 2017, regarding the changes of the Board of Directors of the Company are as follows:

1.	Muhammad Awaluddin, Honesti Basyir, and Indra Utoyo were honorably dismissed from their position as Directors.
2.	Mas’ud Khamid, Zulhelfi Abidin, and David Bangun were elected and appointed as Director of Consumer Service, Director of Network & IT Solution and Director of Digital & Strategic.

Table of Composition of Board of Directors of PT Telkom per December 31, 2016

No	Name	Title	Appointment	Discharge Date
1	Alex J. Sinaga	President Director	2014	AGMS 2019
2	Harry M. Zen	Director of KEU	2016	AGMS 2021
3	Indra Utoyo	Director of DSP	2012	AGMS 2017
4	Honesti Basyir	Director of WINS and EBIS	2012	AGMS 2017
5	Herdy Rosadi Harman	Director of HCM	2014	AGMS 2019
6	Abdus Somad Arief	Director of NITS	2014	AGMS 2019
7	Dian Rachmawan	Director of CONS	2014	AGMS 2019

Remarks: KEU (Finance), DSP (Digital & Strategic Portfolio), WINS (Wholesale and International Service), EBIS (Enterprise & Business Service), HCM (Human Capital Management), NITS (Network, IT & Solution), and CONS (Consumer Service).

Table of Composition of the Board of Directors of PT Telkom per December 31, 2017

No	Name	Title	Appointment	Discharge Date
1	Alex J. Sinaga	President Director	2014	AGMS 2019
2	Harry M. Zen	Director of KEU	2016	AGMS 2021
3	Mas’ud Khamid	Director of CONS	2017	AGMS 2022
4	Herdy Rosadi Harman	Director of HCM	2014	AGMS 2019
5	Zulhelfi Abidin	Director of NITS	2017	AGMS 2022
6	David Bangun	Director of DSP	2017	AGMS 2022
7	Abdus Somad Arief	Director of WINS	2014	AGMS 2019
8	Dian Rachmawan	Director of EBIS	2014	AGMS 2019

Remarks: KEU (Finance), CONS (Consumer Service), HCM (Human Capital Management), NITS (Network, IT, & Solution), DSP (Digital & Strategic Portfolio), WINS (Wholesale and International Service), and EBIS (Enterprise & Business Service).

WRITTEN POLICY ON DIVERSITY OF THE BOARD OF DIRECTORS

In the selection and appointment of the Board of Directors, we guarantee that there is no discrimination. We apply this to meet the fairness principles in the application of GCG and Law No.39 of 1999 on Human Rights. Currently, We do not have a written policy specifically governing the diversity of the Board of Directors, but we ensure that members of the Board of Directors are selected and appointed based on their expertise, skills and integrity.

Based on the results of the AGMS of 2017, we have a composition of the Directors which are all male. This happens unintentionally based on the selection of candidates for the Board of Directors and we do not intend to discriminate against women for the office of the Board of Directors.

Diversity Table of Directors, December 31, 2017

No	Name	Position	Gender	Background of Expertise & Skill	Level of Education
1	Alex J. Sinaga	President Director	Male	Telecommunication and Telematics Engineering	Magister
2	Harry M Zen	Director of KEU	Male	Administration, Business and Finance	Magister
3	Mas’ud Khamid	Director of CONS	Male	Telecommunication Network Engineering and Leadership in Retail Business	Bachelor
4	Herdy Rosadi Harman	Director of HCM	Male	Law, Business Administration	Magister
5	Zulhelfi Abidin	Director of NITS	Male	Technical Information	Magister
6	David Bangun	Director of DSP	Male	Telecommunication and Electrical Engineering	Magister
7	Abdus Somad Arief	Director of WINS	Male	Technology and Information Systems	Magister
8	Dian Rachmawan	Director of EBIS	Male	Telecommunications Engineering	Magister

Remarks: KEU (Finance), CONS (Consumer Service), HCM (Human Capital Management), NITS (Network, IT, & Solution), DSP (Digital & Strategic Portfolio), WINS (Wholesale and International Service), and EBIS (Enterprise & Business Service).

DOUBLE POSITION BOARD OF DIRECTORS

Some of our Directors have dual positions, either in Telkom as the holding Company or subsidiaries. Information on the dual positions of Directors can be seen in the following table:

Table of Double Title of the Board of Directors per December 31, 2017

No	Name	PT Telkom		Subsidiary
		Title	Other Title
1	Alex J. Sinaga	President Director	None	President Commissioner of Telkomsel
2	Harry M. Zen	Director of KEU	None	Commissioner of Telkomsel, and President Commissioner of GSD (Telkom Property).
3	Mas’ud Khamid	Director of CONS	None	President Commissioner of Telkom Akses.
4	Herdy Rosadi Harman	Director of HCM	None	President Commissioner of Infomedia, and Commissioner of GSD (Telkom Property).
5	Zulhelfi Abidin	Director of NITS	None	Commissioner Telkom Infra.
6	David Bangun	Director of DSP	None	President Commissioner of MDI, President Commisioner of Metranet, and Member of the Governing Board YPT.
7	Abdus Somad Arief	Director of WINS	None	President Commissioner of Telin.
8	Dian Rachmawan	Director of EBIS	None	President Commissioner of Teltranet Aplikasi Solusi (Telkom Telstra).
Remarks: KEU (Finance), CONS (Consumer Service), HCM (Human Capital Management), NITS (Network, IT, & Solution), DSP (Digital & Strategic Portfolio), WINS (Wholesale and International Service), and EBIS (Enterprise & Business Service).

THE BOARD CHARTER OF THE BOARD OF DIRECTORS

In performing its duties, responsibilities, and authority, the Board of Directors shall be guided by the Charter of the Board of Directors established by Decree of the Board of Directors No.PD.604.00/r.00/HK000/C00-D0030000/2011 dated July 11, 2011. The Charter of the Board of Directors contains the code of conduct, authority, duties, responsibilities, obligations, division of tasks, meetings, provisions on conflict of interest, shareholding, provisions on the mechanisms and division of authorities among members of the Board of Directors which are not set out by the Company's Articles of Association and the applicable laws and regulations. The Charter is intended to improve the performance of the Board of Directors and optimize the work time of the Board of Directors in managing the Company.

AUTHORITIES,  DUTIES, AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS

The Board of Directors has the following duties and responsibilities:

1.	To conduct and be responsible for the management of the Company for the Company’s interest pursuant to the purposes and objectives of the Company as stipulated under the Articles of Association.
2.	To organize the annual GMS and other GMS as stipulated under the provisions of laws and regulations and Articles of Association.
3.	To conduct the duties and responsibilities in good faith, full responsibility, and prudentially.
4.	To form the Committee to support the effectiveness of the implementation of duties and responsibilities of the Board of Directors.
5.	To evaluate the performance of the committee that has been formed at the end of financial year.

The duties and responsibilities of each member of the Board of Directors in accordance with their activities are as follows:

President Director (CEO Telkom Group)

1.

To coordinate the process, to structure or reconstruct the corporate philosophical aspects which shall include but not limited to the vision, mission, objective, corporate culture as well as leadership architecture;

2.

To formulate and state the strategic direction in order to enable the Company to realize the sustainable competitive growth in all Telkom’s business portfolios, and risk control as well as interfacing with external constituent;

3.	To control the function of strategic planning within Telkom as a group and direct the effort to grow by focusing to the new business portfolio;
4.	To control the corporate direction in the effort for driving new business, entering/developing new market as well as internationalization/regionalization;
5.	To control the management of strategic aspect of the functions of finance, human capital and innovation & strategic portfolio in all business portfolio implemented by Telkom as a group;
6.

To lead the process of leader development of Telkom Group as well as to appoint and terminate the title holder in certain position pursuant to the stipulation of career management as determined as well as leader development for Telkom as a group; and

7.	To periodically report the performance of the Company pursuant to the provisions prevail for public Company.

Director of Finance (“KEU”)

1.	To determine the conception and formulation of Long-Term Plan of Company’s finance within Telkom as a group;
2.

To facilitate the process for the formulation of the concept of corporate level strategy especially the financial & asset perspective for the aspect of among others, but not limited to the strategic budgeting, business and investment, parenting strategy, subsidiary performance, capital management and supply management;

3.

To determine the functional strategy and policy in the financial and asset sectors, which shall cover among others, but not limited to the financial policy, asset management policy, supply management policy and financial system support policy;

4.	To determine the functional strategy and policy in the sector of risk management to ensure the effectiveness of business continuity management;
5.	To manage investor relations to protect the psychology of investors;
6.

To determine the policy of good Governance, and mechanism of management of financial accounting (accounting sector including the presentation of financial reporting), management accounting (budgeting sector) and corporate finance supply and risk as well as the control of its implementation;

7.	To determine the policy, good Governance and mechanism of the management of Company’s budgeting process (RKAP);
8.	To implement advisory functions in the determination of corporate level strategies, especially for the matters related to the aspect of financial and supply resources of Telkom as a group; and
9.	To ensure the effectiveness of management of all risks in the business process within the scope of all units under the supervision of Directorate of KEU.

Director of Digital & Strategic Portfolio (“DSP”)

1.	To determine the conception and formulation of Company’s Long-Term Plan (corporate strategic scenario);
2.

To determine the policies on good Governance and mechanism to manage the Company’s planning and its strategy (the policy for the setting of planning level and its strategy - corporate level, business level and functional level);

3.	To determine the strategy and policy of Telkom Group’s business portfolio;
4.	To determine the strategy, policy and recommendation of corporate action and strategic investment for Telkom Group’s business development;
5.	To determine the innovation strategy in order to “explore” to get new source of growth for the development of Telkom Group’s business portfolio;
6.	To determine the parenting strategy to harmonize and optimize the capability of Telkom Group’s business entities in improving the Value of the Company;
7.	To determine the policy, good Governance, and mechanism for the innovation for the development of Telkom Group’s business portfolio;
8.	To determine the policy, good Governance and mechanism to manage the synergy of Telkom Group;
9.	To conduct the advisory function in the process to set the strategy on the corporate level strategy, especially for the matters in relation to the aspect of business portfolio development; and
10.	To ensure the effectiveness of the management of all risks in the business process within all units under the supervision of the Directorate of ISP.

Director of Human Capital Management (“HCM”)

1.	To determine the conception and formulation of Long-Term Plan of Human Capital and Master Plan of Human Capital as a group;
2.

To facilitate the formulation process of corporate level strategy concept especially for the aspect in relation to the development of center of excellence, for people aspect, human capital, organization design corporate culture and leadership architecture and industrial relation;

3.

To determine the functional strategy and policy in the sector of human capital, among others but not limited to the sector of human capital development, human capital system, human capital operation, organization development, and industrial relation;

4.	To prepare and execute the program of Telkom Smart Office;
5.	To determine the policy, good Governance, and mechanism to manage and the planning as well as the management of resources (development, empowerment and management of HR) and organization development;
6.

To determine the policy, good Governance, and mechanism of development and inter-relation with the entity/institution that relates to the management of HR which are among others but not limited to the institutions that manage the pension fund, the management of employees and retired people, the management to develop the skill and competence or educational institution as well as labor union institution;

7.	To conduct the partnership and community development program;
8.	To conduct the advisory function in the determination of strategy on the corporate level strategy, especially those that relate to HR of Telkom as a group; and
9.	To ensure the effectiveness of management of all risks in the business process within all units under supervision of the Directorate of HCM.

Director of Network, IT & Solution (“NITS”)

1.

To determine the planning and business strategy to leverage the capability of Company’s resources in order to grow/make bigger/“exploit” the “established” business/service through the utilization of infrastructure, IT and solution to support the business portfolio of Telkom Group in synergy;

2.	To determine the policy, good Governance and mechanism to utilize the infrastructure/network to support the business portfolio of Telkom Group;
3.	To determine the policy, good Governance and mechanism to utilize IT to support the growth of business portfolio of Telkom Group;
4.	To determine the policy, good Governance and mechanism to create the best performance upon the service/solution that supports the sustainable competitive growth of Telkom Group;
5.

To set and control the mechanism of “parenting” which is adjusted with parenting strategy to all units under the supervision of Directorate of NITS and or other unit that is directly involved in the implementation process of utilization activities and infrastructure operation; and

6.	To ensure the effectiveness of management of all risks in the business process of all units under the supervisions of the Directorate of NITS.

Director of Consumer Service (“CONS”)

1.

To determine the planning and business strategy to leverage the capability of Company’s resources in realizing the competitive advantage to win the competition and the long-term growth of business portfolio in the consumer segments (consumer home services and consumer personal services) within the scope of Telkom as a group;

2.

To determine the policy and mechanism of parenting in order to create value of the Company by optimizing and harmonizing the interrelation between “parent” and all entities that manage the business operation of the consumer segment within the scope of Telkom as a group;

3.	To determine policy, good Governance and mechanism of the management of marketing function in consumer segment;
4.	To determine the policy, good Governance and mechanism of the management of sales function and/or channel partnership in consumer segment;
5.	To determine the policy, good Governance and mechanism of the management of customer relationship management in consumer segment; and
6.	To ensure the effectiveness of management of all risks in the business process of all units under the supervisions of the Directorate of Consumer Service.

Director of Enterprise Business Service (“EBIS”)

1.

To determine the planning and business strategy to leverage the capability of Company’s resources in the realization of competitive advantage to win the competition and long-term growth of business portfolio in the corporate segment (enterprise, government and business) within the scope of Telkom as a group;

2.

To determine the policy and mechanism of parenting in order to create the value of the Company by optimizing and harmonizing the inter-relation between “parent” and all entities that manage the business of corporate segment (enterprise, government and business) within the scope of Telkom as a group;

3.	To determine the policy, good Governance and mechanism of the management of marketing function in the corporate segment (enterprise, government and business);
4.	To determine the policy, good Governance and mechanism of the management of sales function and/or account management in the corporate segment (enterprise, government and business);
5.	To determine the policy, good Governance and mechanism of the management of customer relationship management in the corporate segment (enterprise, government and business); and
6.	To ensure the effectiveness of management of all risks in the business process of all units under the supervisions of the Directorate of EBIS.

Director of Wholesale & International Service (“WINS”)

1.

To determine the planning and business strategy to leverage the capability of Company’s resources in the realization of competitive advantage to win the competition and long-term growth of business portfolio in the wholesale & international segment within the scope of Telkom as a group;

2.

To determine the policy and mechanism of parenting in order to create the value of the Company by optimizing and harmonizing the inter-relation between “parent” and all entities that manage the business of wholesale & international segment within the scope of Telkom as a group;

3.	To determine policy, good Governance and mechanism of management of marketing function in the wholesale & international segment;
4.	To determine the policy, good Governance and mechanism of the management of sales function and/or account management in the wholesale & international segment;
5.	To determine the policy, good Governance and mechanism of the management of customer relationship management in the wholesale & international segment; and
6.	To ensure the effectiveness of management of all risks in the business process of all units under the supervisions of Directorate of WINS.

Then, in addition to the obligation to perform its duties and responsibilities, the Board of Directors also has the following powers:

1.

Each member of the Board of Directors is authorized to act for and on behalf of the Board of Directors in representing the Company in and out of court on all matters and in any events, binding the Company with other parties, and performing any actions either in connection with the management or ownership subject to the restrictions contained in the Articles of Association and the laws and regulations on capital markets.

2.

Without prejudice to its responsibilities, the Board of Directors for certain acts may appoint one or more persons as its attorney under conditions set out by the Board of Directors by virtue of a special power of attorney.

3.	For certain acts, the Board of Directors must first obtain written consent of the Board of Commissioners and/or GMS as set out in the Articles of Association of the Company.

Any member of the Board of Directors shall be jointly responsible for all Company’s losses caused by the mistake or negligence of the member of Board of Directors in performing its duties. Members of Board of Directors shall not be liable for the Company’s loss if they can prove that:

1.	Such loss is not caused by their mistake or negligence;
2.	They have performed actions in good faith, full responsibility, and prudentially for the interest and based on the purpose and objective of the Company;
3.	They do not have any conflict of interest either directly or indirectly for the management activities causing the loss; and
4.	They have taken the action to prevent the occurrence or continuation of such loss.

BOARD OF DIRECTORS’ MEETING

The Board of Directors shall hold an internal meeting periodically at least 1 (one) time in each month and may also be held at any time as necessary. In addition, the Board of Directors shall also hold a meeting with the Board of Commissioners at least once in 4 (four) months and may also be held at any time as necessary. The joint meetings of the Board of Directors and Board of Commissioners within the Company are referred to as the Joint Meeting.

The meeting quorum shall be reached if more than half of members of Board of Directors are present or legally represented in such meeting. Any member of Board of Directors that present shall have a casting vote (and one vote for any other Director that is being represented). The decision making in the Board of Directors’ meeting shall be based on the deliberation to reach a consensus. If the consensus cannot be reached, then the resolution shall be made based on the majority votes from members of Board of Directors that are present.

In 2017, the Board of Directors’ meetings have been held for 57 times with the agenda and attendance level of the Board of Directors as follows.

Table of Agenda and Attendance in the Board of Directors’ Meetings

No	Date	Agenda/Discussion of The Meeting	Board of Directors present at the meeting
			AJS	HMZ	MK(1)	HRH	ZA(1)	DB(1)	ASA
1.	January 3, 2017	1.Performance Report of December 2016 2.Report of FU HCM 3.Update on the Working Readiness Ceremony of 2017 4.Update on KPKU Materials 5.Limited Agenda Report	√	√	N/A	√	N/A	N/A	√	-	√	√
2.	January 11, 2017

1.Report on the Ytd Operation & Revenue Performance of December 2016 and Operation & Revenue Performance of January 2017

2.Report of FU HCM

3.Update on Telkom 3S Satellite Launch Event

4.Limited Agenda Report

			√	√	N/A	√	N/A	N/A	√	√	√	√
3.	January 17, 2017	1.Performance Report of January 2017 2.Report FU HCM 3.Limited Agenda Report	√	√	N/A	√	N/A	N/A	√	√	-	√
4.	January 24, 2017	1.Report of FU HCM 2.Performance Report of January 2017 3.Update on the GMS and the Proposal of Dividends for Subsidiaries 4.Limited Agenda Report	√	√	N/A	√	N/A	N/A	√	√	√	√

5.	January 31, 2017	1.Report of FU HCM 2.Performance Report of January 2017 3.Report on the 2017 BUMN Hadir untuk Negeri Program 4.Update on the T3S Launch and Post-launch Plan 5.Limited Agenda Report	√	√	N/A	√	N/A	N/A	√	√	√	√
6.	February 7, 2017	1.Performance Report of January 2017 2.Report of FU Finance 3.Update on Telkom Integrated Supply Chain Management (TISCM) 4.Limited Agenda Report	√	√	N/A	√	N/A	N/A	-	√	√	√
7.	February 14, 2017	1.Performance Report of February 2017 2.Limited Agenda Report	-	√	N/A	√	N/A	N/A	-	√	-	√
8.	February 21, 2017

1.Performance Report of February 2017

2.Report of GRAPARI Telkom Group

3.Update on Telkom Craft Indonesia

4.Update on the Progress of TLT Readiness and Relocation Celebration Event

5.Limited Agenda Report

			√	√	N/A	√	N/A	N/A	√	√	√	√
9.	February 28, 2017	1.Performance Report of February 2017 2.Limited Agenda Report	√	√	N/A	√	N/A	N/A	√	-	-	√
10.	March 7, 2017	1.Performance Report of February 2017 2.Report of FU HCM 3.Report of FU Finance 4.Limited Agenda Report	√	√	N/A	√	N/A	N/A	√	√	√	√
11.	March 14, 2017	1.Performance Report of March 2017 2.Update IFRS 15 3.Limited Agenda Report	√	√	N/A	√	N/A	N/A	√	√	√	√
12.	March 21, 2017	1.Performance Report of March 2017 2.Update on blanja.com Rebranding 3.Limited Agenda Report	√	√	N/A	√	N/A	N/A	-	√	√	N/A
13.	March 29, 2017	1.Appointment of Acting Director of DSP 2.Performance Report of March 2017 3.Report of Grapari Telkom Group 4.Ratification of Annual Report of 2016 – Retirement Fund 5.Limited Agenda Report	√	√	N/A	√	N/A	N/A	-	-	√	N/A

14.	March 31, 2017	1.Report of FU HCM 2.Limited Agenda Report	√	√	N/A	√	N/A	N/A	√	-	√	N/A
15.	April 4, 2017	1.Performance Report of March 2017 2.Limited Agenda Report	√	√	N/A	√	N/A	N/A	√	√	√	N/A
16.	April 11, 2017	1.Performance Report of March & April 2017 2.Report of FU Finance 3.Report of Grapari Telkom Group 4.Report of FU HCM 5.Limited Agenda Report	√	√	N/A	√	N/A	N/A	√	√	√	N/A
17.	April 20, 2017	1.Performance Report of April 2017 2.Update on the 2017 First Leadership Meeting Theme and Scenario 3.Limited Agenda Report	√	√	N/A	√	N/A	N/A	√	√	√	N/A
18.	April 25, 2017	1.Handover of Works of Dir NITS & Dir CONS 2.Update on Joint Meeting Materials – The Company’s Performance in March 2016 3.Update on the 2017 First Leadership Meeting Theme and Scenario	√	√	√	√	√	√	√	√	N/A	N/A
19.	May 12, 2017

1.Performance Report of April & May 2017

2.Report on the CDC Program for the Declaration of Cultural Programs

3.Update on the 2017 BUMN Hadir untuk Negeri Activity, Halal Bihalal and Telkom Anniversary

4.Limited Agenda Report

			√	√	√	√	√	√	√	√	N/A	N/A
20.	May 16, 2017	1.Performance Report of May 2017 2.Update on Telkom Anniversary Activities 3.Limited Agenda Report	√	√	-	√	√	√	-	√	N/A	N/A
21.	May 23, 2017	1.Performance Report of May 2017 2.Update on Draft Rolling CSS 2018 N/A 2022 3.Limited Agenda Report	√	√	√	√	√	√	√	√	N/A	N/A
22.	May 30, 2017	1.Performance Report of May 2017 2.Telkom Group SIAGA RAFI 2017 Report 3.Limited Agenda Report	√	-	√	√	√	√	√	√	N/A	N/A
23.	June 6, 2017	1.Performance Report of May 2017 2.Limited Agenda Report	√	√	√	√	-	√	√	√	N/A	N/A

24.	June 13, 2017	1.Performance Report of June 2017 2.Update on the Preparation for RAFI Post Visits, Halal Bi Halal and Telkom Anniversary 3.Limited Agenda Report	√	√	√	√	√	√	√	√	N/A	N/A
25.	June 19, 2017	1.Update on Joint Meeting Materials 2.Update on Inorganic: Review & Progress	√	√	√	-	-	√	√	√	N/A	N/A
26.	June 20, 2017	1.Performance Report of June 2017 2.Report the Preparation for RAFI Post Visits, Halal Bi Halal and Telkom Anniversary 3.Limited Agenda Report	√	√	√	√	√	√	√	√	N/A	N/A
27.	July 5, 2017	1.Performance Report of June 2017 2.Limited Agenda Report	√	√	-	√	√	√	√	√	N/A	N/A
28.	July 11, 2017	1.Performance Report of June & July 2017 2.Update on the Theme of Telkom Group’s 2017 Second Leadership Meeting 3.Limited Agenda Report	√	-	√	√	√	√	√	√	N/A	N/A
29.	July 18, 2017	1.Performance Report of July 2017 2.Report of FU HCM 3.Limited Agenda Report	√	√	√	√	√	√	√	√	N/A	N/A
30.	August 1, 2017

1.Performance Report of July 2017

2.Update on T2 Satellite

3.Update on the Assesment of Digital Grapari Telkom Group

4.Report on the 2017 BUMN Hadir untuk Negeri Activity and the 72nd National Independence Day in Banten Province

5.Limited Agenda Report

			√	√	√	√	√	√	√	√	N/A	N/A
31.	August 8, 2017	1.Performance Report of July 2017 2.Limited Agenda Report	√	√	-	√	√	√	√	√	N/A	N/A
32.	August 15, 2017	1.Performance Report of August 2017 2.Report of FU Finance 3.Update on the Activity of the 2017 Post and Telecommunications Day 4.Limited Agenda Report	√	√	√	√	√	√	√	√	N/A	N/A

33.	August 22, 2017	1.Performance Report of August 2017 2.Report : Acceleration of FO-nisasi in Surabaya 3.Limited Agenda Report	√	√	√	√	√	√	√	√	N/A	N/A
34.	August 28, 2017	Report Agenda of Satellite Telkom-1 Status and Telkom-2 Relocation Plan	√	√	√	√	√	√	√	√	N/A	N/A
35.	August 28, 2017	Service Recovery Plan of Telkom-1 Satellite	√	√	√	√	√	√	√	√	N/A	N/A
36.	August 29, 2017	1.Performance Report of August 2017 2.Report on the Evaluation of Jurong Business Plan Data Center 3.Limited Agenda Report	√	√	√	-	√	√	√	√	N/A	N/A
37.	August 30, 2017	Follow up on Telkom-1 Satellite	√	√	√	√	√	√	√	√	N/A	N/A
38.	September 1, 2017	Service Recovery Plan of Telkom-1 Satellite	√	√	√	√	√	√	√	√	N/A	N/A
39.	September 5, 2017	1.Performance Report of August 2017 2.Limited Agenda Report	√	√	√	-	√	√	√	√	N/A	N/A
40.	September 7, 2017	Progress of Telkom 1 Satellite Handling	√	√	√	√	√	√	√	√	N/A	N/A
41.	September 12, 2017	1.Performance Report of August 2017 & September 2017 2.Update on the Preparation of RI President Visit to Balkondes Tuksongo and Breksi Balkondes Groundbreaking 3.Limited Agenda Report	√	√	√	-	√	√	√	√	N/A	N/A
42.	September 19, 2017	1.Performance Report of September 2017 2.Report on Telkom-1 Satellite Post-recovery 3.Limited Agenda Report	√	√	√	√	√	√	√	√	N/A	N/A
43.	September 26, 2017	1.Performance Report of September 2017 2.Report on Telkom-1 Satellite Handling 3.Report of FU HCM 4.Update on the Preparation of CGPI 5.Limited Agenda Report	√	√	√	√	-	√	√	-	N/A	N/A
44.	October 4, 2017	1.Performance Report of September 2017 2.Report on Telkom-1 Satellite Post-recovery 3.Limited Agenda Report	√	√	√	√	√	√	√	√	N/A	N/A

45.	October 10, 2017	1.Performance Report of September & October 2017 2.Report on Telkom-1 Satellite Post-Recovery (additional report on the Designation of Name & Logo of Telkom-4 Satellite) 3.Limited Agenda Report	√	√	-	√	√	√	√	√	N/A	N/A
46.	October 16, 2017	Limited Agenda Report	√	√	√	√	√	√	√	√	N/A	N/A
47.	October 17, 2017

1.Performance Report of October 2017

2.Update on the Preparation of Event 2017 Communic Indonesia 2017 Exhibition, and Funwalk on Post and Telecommunications Day

3.Update on the Theme of Telkom Group’s 2017 Third Leadership Meeting

4.Report on Telkom-1 Satellite Post-recovery (additional Appointment of Nama & Logo Satelit Telkom-4)

5.Limited Agenda Report

			√	√	√	√	√	√	√	√	N/A	N/A
48.	October 23, 2017	1.Update on Joint Meeting Materials: the Company’s Performance in September 2017 2.Update on the Results of Telkom Group’s 2017 Third Pre-Leadership Meeting	√	√	√	√	√	√	√	√	N/A	N/A
49.	October 31, 2017	1.Performance Report of October 2017 2.Limited Agenda Report	-	-	-	√	√	√	-	√	N/A	N/A
50.	November 7, 2017	1.Performance Report of November 2017 2.Limited Agenda Report	√	√	√	√	√	√	√	√	N/A	N/A
51.	November 14, 2017	1.Performance Report of October 2017 2.Report on Telkom-1 Satellite Recovery 3.Update on the Preparation of 2017 KPKU 4.Limited Agenda Report	√	-	√	√	√	√	√	√	N/A	N/A
52.	November 21, 2017	1.Performance Report of November 2017 2.Limited Agenda Report	√	√	√	√	-	√	√	√	N/A	N/A

53.	November 28, 2017	1.Performance Report of November 2017 2.Report of FU HCM 3.Update on the Progress of Implementation of Digital Touch Point (DTP) 4.Limited Agenda Report	√	√	√	√	√	√	√	√	N/A	N/A
54.	December 5, 2017	1.Performance Report of November 2017 2.Report on the Readiness of 2017 KPKU 3.Limited Agenda Report	√	√	√	√	√	√	√	√	N/A	N/A
55.	December 12, 2017	1.Limited Agenda Report 2.Performance Report of December 2017 3.Update on the Implementation of 2018 TelkomCraft 4.Limited Agenda Report	√	√	√	√	√	√	-	√	N/A	N/A
56.	December 19, 2017	1.Performance Report of December 2017 2.Report on the Preparation of 2018 Work Readiness Ceremony 3.Limited Agenda Report	√	√	√	-	√	√	√	√	N/A	N/A
57.	December 28, 2017	1.Performance Report of December 2017 2.Limited Agenda Report	-	√	√	√	√	√	√	√	N/A	N/A
Total Attendances			54	53	35	52	36	40	50	52	14	11
Total Meetings			57	57	40	57	40	40	57	57	17	11
Attendance Level of the Board of Commissioners (%)			95	93	88	91	90	100	88	91	82	100

Remarks: AJS (Alex J Sinaga), HMZ (Harry M Zen), MK (Mas’ud Khamid), HRH (Herdy Rosadi Harman), ZA (Zulhelfi Abidin), DB (David Bangun), ASA (Abdus Somad Arief), DR (Dian Rachmawan), HB (Honesti Basyir), IU (Indra Utoyo).

(1)Start from April 21, 2017

(2)HB until April 20, 2017

(3)IU until 15 March 2017

DIRECTORS REMUNERATION POLICY

Board of Directors Remunration Mechanism and Procedure

The procedure for determining the remuneration of members of the Directors of Telkom are as follows:

We determine the remuneration of the Board of Commissioners through the following procedures:

1.	The Board of Commissioners requests the KNR to draft a remuneration proposal for the Board of Directors.
2.	The Committee for Nomination and Remuneration requests an independent party to draw up a framework on the remuneration of the Board of Directors.
3.	The Committee for Nomination and Remuneration proposes the remuneration to the Board of Commissioners.
4.	The Board of Commissioner proposes remuneration for the Board of Directors the GMS.
5.	The GMS delegates authority and power to the Board of Commissioners with the prior approval of Series A Shareholders to determine the remuneration for the Board of Directors.

Basis for the Determination and Structure of Remuneration

The structure of the remuneration of the Directors is governed by the provisions of the Regulation of the State Minister for State Owned Enterprises No.PER-04/MBU/2014 on Guidelines for the Determination of Income for Directors, Board of Commissioner and Board of Trustees of SOE’s.

Based on the GMS regulation, the income component for members of the Directors consists of:

1.	Salaries;
2.	Allowances;
3.	Facilities; and
4.	Bonus/Incentive.

The determination of income in the form of salary / honorarium, allowances and facilities that are fixed in accordance with the conditions of the Company. While bonus/work incentive is an annual employment benefit based on the performance of the Company, the amount determined by the General Meeting of Shareholders.

For 2017, the total remuneration of the entire Board of Directors was Rp159.2 billion. Taxes from remuneration borne by our Company amounted to Rp10.5 billion. The table below sets forth the remunerations that our Directors received in 2017:

Board of Directors	Honorarium	Tantiem and THR (1)	Allowance	Total
	(Rp millions)
Alex J. Sinaga	2,880	19,475	300	22,655
Harry Mozarta Zen	2,592	12,183	300	15,075
David Bangun (2)	1,765	216	208	2,189
Indra Utoyo (3)	648	17,311	75	18,034
Dian Rachmawan	2,592	17,527	300	20,419
Abdus Somad Arief	2,592	17,527	300	20,419
Herdy Rosadi Harman	2,592	17,527	300	20,419
Honesti Basyir (4)	864	17,311	100	18,275
Heri Sunaryadi (6)	-	5,345	-	5,345
Muhammad Awaluddin (5)	-	11,919	-	11,919
Mas'ud Khamid (2)	1,791	216	208	2,215
Zulhelfi Abidin (2)	1,800	216	208	2,224

Remarks:

(1)  "THR" refers to tunjangan hari raya or religious holiday allowance

(2)  Since the AGMS on April 21, 2017

(3)  Up to March 15, 2017

(4)  Up to April 20, 2017

(5)  Up to September 9, 2016

(6)  Up to the AGMS on April 22, 2016

The total accrued remuneration of Board of Commissioners and Directors for 2017 was Rp227 billion, consisting of long-term incentives and tantiem.

THE BOARD OF DIRECTORS PARTICIPATION IN THE BPJS KESEHATAN PROGRAM

We fully support Government programs aimed at improving the welfare of the people. One of them is the National Health Insurance Program. On January 2, 2018 we held a discussion on the follow up of SOE Minister’s Letter Number SE-06/MBU/10/2017 regarding SOE Participation in the National Implementation Guarantee Agency Program and decided that all Directors and members of the Board of Commissioners and their families will be participants of BPJS Kesehatan.

CORPORATE SECRETARY

The Corporate Secretary is an organ of the Company which has a significant role in facilitating the Company’s internal communication, connect the Company and its shareholders, The Financial Services Authority, and other stakeholders as well as ensure the Company’s compliance with the applicable rules and capital market regulations.

Telkom has appointed Vice President (“VP”) of Investor Relations to also perform tasks and duties of a Corporate Secretary in accordance with the Financial Services Regulation No.35/POJK.04/2014 regarding Corporate Secretary of the Issuer Companies or Public Companies. Investor Relations is responsible to prepare and provide information needed by the company’s shareholders as required by capital market regulations, and manage a systematic feedback mechanism so that management could anticipate and respond to dynamics of shareholders and capital market in effective and efficient manner.

CORPORATE SECRETARY FUNCTIONS

According to Telkom’s Guidelines on GCG, the functions of the Corporate Secretary are:

1.	To prepare and communicate accurate, complete, and timely information regarding the performance and prospect of the Company to stakeholders.
2.	To synergize with related units, including the subsidiaries, for dissemination of information (socialization), implementation, monitoring and reviewing of GCG, and its implementation.
3.	To assist the Board of Directors in various activities, information, and documentation, among others:
a.	Preparing the Register Book of Shareholders;
b.	Attending the Board of Directors’ meetings and preparing its minutes of meetings; and
c.	Preparing and organizing GMS.
4.	To publish the Company’s information in tactical, strategic and timely manner.

TASKS AND DUTIES OF CORPORATE SECRETARY

1.	Preparing and organizing GMS, including the material, particularly the Annual Report;
2.	Attending the Board of Directors’ meetings and joint meetings between the Board of Commissioners and the Board of Directors;
3.

Managing and maintaining documents related to the Company’s activities, including the GMS’s documents, the Board of Directors’ minutes of meetings, the minutes of joint meetings between the Board of Directors and the Board of Commissioners, and other important documents of the Company; and

4.	Determining criteria regarding types and contents of information that can be presented to the stakeholders, including information that can be published as public documents.

PROFILE OF CORPORATE SECRETARY

Andi Setiawan

Born	: June 6, 1978
Age	: 39

Nationality and Domicile

Indonesian, domiciled in Indonesia.

Position and Appointment Basis

Corporate Secretary of the Company based on the Directors Decision Letter.

Term of Office

March 4, 2015 up to present.

Education

He holds a Bachelor’s degree on Financial Management (S‑1) from University of Indonesia.

Career History

2014	PT Telekomunikasi Seluler as GM of Investor Relations.
2010	PT Summarecon Agung Tbk as a Manager of Investor Relations.
2007	PT Bakrieland Development Tbk as a Manager of Corporate Secretary.
2004	PT Pemeringkat Efek Indonesia as a Corporate Rating Analyst.

TRAINING AND EDUCATION OF CORPORATE SECRETARY

In order to improve the competence of Corporate Secretary/Investor Relations, the Company has held trainings designated to the Investor Relations unit as follows:

Date	Training Program	Organizer	Location
March 8, 2017	Workshop Merger & Acquisition POJK 74/POJK.14/2016 and Regulation Bapepam-LK IX.H.1	Indonesian Corporate Secretary Association (ICSA) and Indonesian Stock Exchange (IDX)	Jakarta
April 4, 2017	Indonesia Investment Forum 2017	Euromoney	Jakarta
April 18, 2017	Workshop POJK No. 10/POJK.04/2017 and No. 11/POJK.04/2017	Indonesian Financial Service Authority (OJK)	Jakarta
May 15, 2017	Workshop POJK No. 07/POJK.04/2017 regarding Document of Registration Statement in the Framework of Public Offering of Equity Securities, Debt Securities and/or Sukuk	ICSA and BEI	Jakarta
May 18-19, and 22-23, 2017	Certified Risk Professional	Rajawali Training	Jakarta
June 5, 2017	Sharing Session Internet of Things	Telkom Corporate University	Jakarta
June 12, 2017	Governance, Risk and Compliance (GRC) Forum 2017	OJK	Jakarta
August 1–2,2017	Finance Refreshment	Telkom Corporate University	Bandung
August 7-9, 2017	Financial Management for Holding Company	Telkom Corporate University	Bandung
August 9-10, 2017	GCG Workshop	Telkom Corporate University	Bandung
August 16, 2017	POJK 21/POJK.04/2015 on Implementing Open Corporate Governance Guidelines through Apply Comply or Explain Seminar	ICSA and BEI	Jakarta
September 27, 2017	POJK No. 51/POJK.03/2017 on Sustainable Finance Seminar	ICSA	Jakarta
October 4, 2017	Indonesia Annual Report Forum 2017 Seminar	Indonesia Annual Report Forum (IARF)	Jakarta
October 16-18, 2017	Strategy and Valuation - Merger and Acquisition	Telkom Corporate University	Jakarta
October 31, and November 15, 2017	Shared Service Operation Organisation	Telkom Corporate University	Jakarta
November 6, 2017	Preparation of Annual Report Workshop	Telkom Corporate University	Bogor
November 8-10, 2017	Mutual Fund Week: Future Investment, Easy and Affordable	Investor Relations Telkom and OJK	Surabaya
November 22-23, 2017	Digi Summit 2017: 2018 Challenges, Opportunities, and the Importance of Digital Synergy Orchestration	Telkom Digital Strategic Portfolio	Jakarta
December 8, 2017	Sustainable Finance and Investment: Green Index Reference and Sustainability Report	BEI	Jakarta
December 21, 2017	Forum Investor Relations BUMN	Investor Relations Telkom	Jakarta

TASK IMPLEMENTATION OF CORPORATE SECRETARY

Throughout the 2017 financial year, the Corporate Secretary has performed its tasks in accordant with the tasks and duties of Corporate Secretary as described under the applicable laws and regulations. The activities performed relating to the Corporate Secretary/Investor Relations task implementation are:

Date	Name of Activities	Organize by	Remarks
January 18, 2017	Nomura Indonesia All Access	Nomura	Jakarta
March 9 and 15, 2017	Non Deal Roadshow	Mandiri Sekuritas	Jakarta
March 16-17, 2017	Non Deal Roadshow	Morgan Stanley	Singapore
March 28-30, 2017	Credit Suisse 20th Annual Asian Investment Conference	Credit Suisse	Hong Kong
April 17, 2017	Macquarie Corporate Day	Macquarie	Jakarta
May 4-5, 2017	CIMB 11th Annual Indonesia Conference	CIMB Securities	Bali
May 8-9, 2017	Indonesia Investor Conference 2017	Citigroup	Jakarta
May 16-17, 2017	8th Annual DB Access Asia Conference	Deutsche Bank	Singapore
May 29 -June 2, 2017	Non Deal Roadshow	Credit Suisse	London, Frankfurt, and Amsterdam
June 8-9, 2017	Nomura Investment Forum Asia 2017	Nomura	Singapore
June 13, 2017	2017 Yuanta FHC Forum for Asia Investment and Fortune	Yuanta	Taiwan
June 15-16, 2017	Asia Telco and Internet Conference 2017	UBS	Hong Kong
August 15-16, 2017	Non Deal Roadshow	Goldman Sachs	Singapore
August 30-31, 2017	Non Deal Roadshow	Danareksa	Jakarta
September 13-15, 2017	24th CLSA Investors’ Forum	CLSA	Hong Kong
October 30-31, 2017	Non Deal Roadshow	Telkom	Jakarta and Singapore
November 1-2, 2017	Non Deal Roadshow	Credit Suisse	Hong Kong
November 3, 2017	Non Deal Roadshow	JP Morgan	Singapore
November 7-8, 2017	10th Annual DB Access Indonesia Conference	Deutsche Bank	Jakarta
November 13-15 and 17, 2017	Non Deal Roadshow	Deutsche Bank	New York, Boston, and San Fransisco
November 30 – December 1, 2017	Non Deal Roadshow	Morgan Stanley	London
December 5-6, 2017	Non Deal Roadshow	CIMB	Kuala Lumpur

INFORMATION ACCESS AND COMPANY‘S DATA TO PUBLIC

To meet the principles of transparency and accountability in the application of good corporate Governance (GCG), we provide access to corporate information and data to the public on a regular basis through various approaches and channels of communication. We also do this to establish communication with stakeholders and in order to fulfill the disclosure requirement of capital market information contained in the Financial Services Authority Regulation (POJK) No.31/POJK.04/2015 regarding Disclosure of Material Information and Facts by Issuers or Companies Public.

The approaches and channels of communication we do and provide can be explained below:

1.	General Meeting Of Shareholders (GMS)

Through the GMS, we convey the Company's performance information to shareholders and involving shareholders to participate in decision-making on strategic matters, especially those requiring shareholder approval.

2.	Website www.telkom.co.id

Through our website www.telkom.co.id, our stakeholders can access up-to-date information on Telkom, including Profiles, Corporate Governance, CSR Programs, Careers, Reports including annual reports and financial reports, as well as Telkom Group products.

3.	Media

During the year 2017, we conducted news releases through print and electronic media in order to disseminate information to the stakeholders.

4.	Meeting with Analysts and Investors

We conduct meetings with analysts and investors to provide information on the Company's performance and prospects as well as updates on the telecommunications industry in general.

5.	Contact Via E-Mail

We are open to communicating with stakeholders via e-mail. For stakeholders who are our customers, can communicate via e-mail customercare@telkom.co.id, while e-mail investor@telkom.co.id intended for investors.

6.	Internal Media

Intra Telkom is a medium that we use for our information, education and socialization facilities to all internal employees of the Company.

7.	Social Media

We use a variety of social media to communicate with stakeholders, including the millennial youth, who are very familiar with digital media and social media. We have a social media account on twitter (@TelkomIndonesia, @TelkomCare and @TelkomPromo), facebook (www.facebook.com/Telkomcare), and Instagram (@TelkomIndonesia).

INTERNAL AUDIT UNIT

We have an Internal Audit or Internal Audit Unit (IA) that provides independent and objective views on the conditions of our internal controls, risk management and corporate Governance processes in our business activities. The purpose of this function is to become catalyst by  giving recommendation for Telkom in improving its business operations.

VISION,  MISSION, AND STRUCTURE OF INTERNAL AUDIT UNIT

Vision

The Internal Audit (IA) becomes a "Smart Partner" for management, work units/business units and subsidiaries, in particular to create a discipline culture in implementing all applicable policies, business processes, and statutory provisions.

Mission

1.	Provide services and internal audit consulting in a professional, objective and independent manner for the Management, Business Units/Work Units, and subsidiaries.
2.	Provide assurance on the feasibility of financial reports.
3.	Actively monitor the implementation of internal control, provide support in improving the implementation of GCG, and evaluate the implementation of risk managament.

STRUCTURE AND POSITION OF THE INTERNAL AUDIT UNIT

IA is a unit directly responsible to the President Director and an independent unit of other work units. This is in line with the prevailing capital market regulations. Here is the organizational chart of IA Telkom.

INTERNAL AUDIT CHARTER, DUTIES, AND RESPONSIBILITIES OF INTERNAL AUDIT

Internal Audit Charter

Telkom’s Internal Audit Unit is equipped with an Internal Audit Charter as a Company’s formal document, comprising of description of vision, mission, structure, status, duties and responsibilities of IA, including requirements for IA’s personnel as an auditor. The drafting of Internal Audit Charter guided by the international standards for IA profession practices, issued by the Institute of Internal Auditor (“IIA”), and has been approved by the President Director as well as the Audit Committee based on the Board of Directors’ Resolution No.Tel.09/PW000/UTA/COP-C0000000/2015 regarding Internal Audit Charter.

Duties  and Responsibilities

Based on Internal Audit Charter, duties and responsibilities of the Internal Audit are:

1.	To compose Annual Internal Audit plan;
2.	To execute the Annual Internal Audit Plan that has been consulted by the Audit Committee or has been reviewed by Audit Committee;
3.	To examine and evaluate the adequacy of internal control and risk management system based on the Company’s Policy;
4.	To examine and assess the efficiency and effectivity in the field of finance, accounting, operational, human capital, marketing, IT, and other activity;
5.	To review and/or audit the Company’s financial statement periodically;
6.	To inspect the compliance to the related regulation ;
7.	To identify the alternative improvement and efficiency and to increase efficiency and effectivity of the utility of sources and fund;
8.	To create audit report and to deliver that report to the President Director and the Board of Commissioner c.q. Head of Audit Committee;
9.	To monitor, analize and report the implementation of the improvement that has been recommended;
10.	Give objective improvement recommendation and information about the activity that has been inspected to all management level of the Company and the afiliation of the Company;
11.	To provide consultation needed by the Company’s management and its affilation Company which the coverage of the assignment has been agreed before;
12.	To carry out task number 2 - 10 for the Company’s afiliation upon request by the President Director of the Company (management instruction);
13.

To collaborate with the Audit Committee, including monitor the follow up of the recommendation by the result of the inspection that have a significant impact and deliver the report to the Audit Committee;

14.	To compose the evaluation methodology and progam to increase the quality of internal audit activity cooperating/coordinating with Audit Committee;
15.

To review and/or depth inspection of the audit committee request in order to follow up whistleblower and/or allegations of fraud (fraud) on the Company or its affiliated Company, and deliver the results of the investigation to the President Director and the Audit Committee; and

16.	To conduct the preliminary inspection with a particular purposes.

INTERNAL AUDIT UNIT COMPOSITION

Our Internal Audit is led by a Senior Vice President of Internal Audit who is appointed and dismissed by the President Director upon the approval of the Board of Commissioners. Until the end of 2017, Senior Vice President of Internal Audit is assisted by members of 78 peoples.

PROFILE OF SVP OF INTERNAL AUDIT

Harry Suseno Hadisoebroto

Born	: Bandung, June 24, 1966
Age	: 51 Years

Nationality and Domicile

Indonesian, domiciled in Indonesia.

Position and Appointment Basis

Senior Vice President of Internal Audit based on the Board of Directors Resolution No. 1905/PS720/HCC-10/2015 dated June 9, 2015 which effectively prevail from July 1, 2015.

Term of Office

July 1, 2015 up to present.

Education

1999	Postgraduate Study: Engineering – Project Management (MSc.), University of Manchester, Institute of Science and Technology, Manchester, United Kingdom.
1990	Graduate Study: Civil Engineering (Ir.), Bandung Institute of Technology, Indonesia.

Carreer History

May 1, 2014 – June 30, 2015	PT Telekomunikasi Seluler as SVP Internal Audit.
April 1, 2011 - April 30, 2014	PT Telekomunikasi Indonesia (Persero) Tbk. as VP Infrastructure & Supply Management Audit.
January 1, 2010 - March 31, 2011	PT Telekomunikasi Indonesia (Persero) Tbk. as AVP Infrastructure Audit.
November 1, 2007 - December 31, 2009	PT Telekomunikasi Indonesia (Persero) Tbk. as Deputy General Manager Kandatel Malang.

TASK IMPLEMENTATION OF INTERNAL AUDIT UNIT

In accordance with the Annual Internal Audit Work Plan, in the year 2017, Unit IA implemented 78 assignments consisting of audit, consultation, evaluation and review activities, as follows:

Sub Department	Audit	IC	Review	Evaluation	Total
IOA	11	10	0	0	21
IFA	14	1	15	7	37
ITA	12	8	0	0	20
Total	37	19	15	7	78

QUALIFICATION AND PROFESSIONAL CERTIFICATION OF INTERNAL AUDIT

To ensure the quality of internal controls is well, our internal audit unit members possess various certifications that relevant and necessary in carrying out their work. Here are the details of certification held by Internal Audit members.

Certification Type	Number of Certification
Certified Internal Audit (CIA)	1
Qualified Internal Auditor (QIA)	4
Certified Fraud Examiner (CFE)	1
Certified Information System Audit (CISA)	2
ISO 27001:2013	3
BCMS (ISO 22301)	1
ITSMS (ISO 20000-1)	2
Certified Ethical Hacker (CEH)	1
QMS (ISO 9000)	1
Certified Accountant (CA)	3

TRAINING AND EDUCATION OF INTERNAL AUDIT

During 2017, to improve quality, we involve our internal auditors in various trainings. The training followed by Internal Audit in 2017 is as follows:

Programs	Number of Participants	Number of Days
Certification Training	14	148
Operational Training	23	66
Competency Enhancement Training	12	35

INTERNAL CONTROL SYSTEM

As one of the listed companies in the USA capital market, we have an obligation to comply with the provisions of SOX Section 404 which includes building, maintaining, testing and disclosing the effectiveness of internal control over financial reporting.

Internal control is a process designed by/or under the supervision of the President Director and the Director of Finance and run by the Board of Directors, management and other personnel. The goal is to obtain public confidence in the effectiveness of financial reporting and the preparation of consolidated financial statements in accordance with the Financial Accounting Standards of the Indonesian Institute of Accountants.

In practice, we use the Internal Control-Integrated Framework 2013 reference from The Committee of Sponsoring Organizations of the Treadway Commission (COSO). COSO's internal controls contain five mutually tied components that we have applied at all levels and business units of the Company, including:

1.Control Environment

a.Demonstrates commitment to integrity and ethical values (CE.01)

b.Exercises oversight responsibility (CE.02)

c.Establishes structure, authority and responsibility (CE.03)

d.Demonstrates commitment to competence (CE.04)

e.Enforces accountability (CE.05)

2.Risk Assessment

a.Specifies relevant objectives (RA.01)

b.Identifies and analyzes risk (RA.02)

c.Assesses fraud risk (RA.03)

d.Identifies and analyzes significant change (RA.04)

3.Control Activities

a.Selects and develops control activities (CA.01)

b.Selects and develops general controls over technology (CA.02)

c.Deploys through policies and procedures (CA.03)

4.Information and Communication

a.Uses relevant information (IC.01)

b.Communicates internally (IC.02)

c.Communicates externally (IC.03)

5.Monitoring Activity

a.Conducts ongoing and/or separate evaluations (MA.01)

b.Evaluates and communicates deficiencies (MA.02)

These five components have been applied to Telkom's policies, among them as follows:

APPLICATION IN TELKOM
Control Environment

We build corporate culture as a guide for key role holders in building leadership patterns and strengthening organizational synergies and enhancing sustainability competitive growth based on the values that have been formulated in The Telkom Way. It is continuously reinforced and sustained which includes four dimensions, namely the spiritual dimension, the emotional dimension, the intellectual dimension and the physical dimension as well as the great spirit of core values ie 3S: Solid, Speed, Smart.

We ensure the effectiveness of conducting Internal Audit activities implemented by implementing the SOA 302/404 prerequisites and managed with a risk based audit approach. We also ensure that effective coordination and co-operation with internal and external parties and business risks to all business activities are adequately managed with internal control systems.

We have a Competency Directory that defines the Company's competency needs. One of them is Stream Finance which includes the competence of Corporate Finance with the sub area of Capital Structure competency and Working Capital Management (Treasury Management). Then, Accounting with sub area competence of Financial Accounting, Management Accounting and Corporate Tax. The competency development policy is aimed at creating superior, global quality and highly competitive employees.

Risk Assessment

We have several considerations in developing accounting policies such as Statements of Financial Accounting Standards (PSAK), Interpretation of Statements of Financial Accounting Standards (ISAK), International Accounting Standards (IAS), Related Laws, and changes in impacted internal environments.

We have a principle of financial assertion in ICOFR planning that is well respected by all relevant employees.

We manage internal and external corporate risk with established mechanisms. We also implement a fraud-controlled policy control system and have potential fraud prevention.

Control Activities

We set up a Business Process Owner (BPO) and AO (Application Owner) with ICOFR responsibilities and responsibilities.

Risk determination rules and internal controls refer to the ICOFR policy consisting of segregation of duties, risk determination, determination of internal controls.

We have guidelines for the implementation of information systems security that are aligned with Company needs and can be implemented on an ongoing basis.

Information and Communication

We have accounting policies implemented under IFRS, outlined in accordance with accounting principles and implementation, including information or data related to the process and disclosure of financial reporting, and regulates the components of the consolidated financial statements.

We have an information technology policy that provides a frame of reference for each process or unit associated with the organization's IT operations in the preparation and implementation of guidelines and procedures. The scope of IT regulations in our Company covers aspects of Governance of IT Governance and IT management.

Monitoring Activity

We have an Internal Audit Charter that includes the auditor's requirements in the Internal Audit unit, which has professional integrity and behavior, knowledge of risks and important controls in the field of information technology, knowledge of capital market laws and regulations.

We have a policy on Reporting and Waiver Mechanisms, which is to issue reports and resolve waivers by business units, anticipate and mitigate the impact of hidden risks, in an effort to enforce discipline.

The implementation of the five components is also in line with the Regulation of the Minister of State-Owned Enterprises Article 26 paragraph 2 of 2011 on Internal Control System. As of December 31, 2017, we have assessed the effectiveness of our internal control over the Company's financial reporting with the report's results being effective. The effectiveness assessment has also been audited by KAP Purwantono, Sungkoro & Surja, an independent and registered public accounting firm.

In addition to referring to the COSO framework, we are committed to ensuring that our policies, compliance and all business activities are conducted in accordance with applicable internal and external laws and regulations such as legal advisory, legal opinion, legal review and litigation. The unit responsible for compliance with legislation is the Legal & Compliance Unit under the Corporate Secretary Department.

RISK MANAGEMENT SYSTEM

Telkom implements risk management to protect its assets and business activities as well as to create values for its stakeholders. The risk management also constitutes compliance towards the prevailing regulations. The role and function of risk management are very important in supporting the telecommunication business that has a wide scope of business area, requires a big investment, has a high competition level, rapid development of technology, regulated business as well as change in the ways of communication.

GENERAL ILLUSTRATION REGARDING THE RISK MANAGEMENT SYSTEM

The implementation of risk management system in Telkom shall be based on the Regulation of Minister of SOE No.1 of 2011 which obliges SOE to implement risk management. Further, the implementation of risk management also constitutes the obligation of Telkom as a Company listed in the New York Stock Exchange (NYSE) to fulfill the Sarbanes-Oxley Act, especially article 302 and 404.

The implementation of risk management of Telkom in 2006 began with the formation of Risk Management & Legal Compliance (RMLC) Unit under the coordination of Executive Vice President (EVP). Further, in 2007 the Directorate of Compliance & Risk Management (CRM) was formed under the control of Director of CRM. With an improving level of awareness on risk management and the existence of bigger business challenge, in 2013 the function of the Directorate of CRM was changed into the Directorate of Wholesale & International, meanwhile, to implement the management of Governance, Risk & Compliance the Department of Compliance, Risk Management & General Affair (“CRMGA”) was formed under the supervision of Head of CRMGA. In line with the business dynamic and organization that is keep growing, in 2016 the function of Risk Management was conducted by Sub-Directorate of Risk & Process Management which constitutes a part of the Directorate of Finance. The journey in managing Telkom’s Risk Management from 2006 to 2017 has led the Company to the level whereby the risk has been considered in the decision making of strategy, operation, compliance supervision or in the internal control over financial reporting (ICOFR).

Chart of Development of Telkom Risk Management Function 2006‑2017

In 2017, Telkom kept trying to improve the implementation of risk management by emphasizing the Revenue Assurance & Fraud Management System. Further, in the next year of 2018, Telkom will strengthen the Enterprise Risk Profile Group & Advisory through Business Continuity Management (BCM), Revenue Assurance & Fraud, Insurance Management and Enterprise Risk Management (ERM) of Telkom Group.

Risk Management Policies of Telkom refers to the Regulation of Board of Directors No.PD.614.00/r.00/HK.200/COP-D0030000/2015 dated September 30, 2015 regarding Telkom Enterprise Risk Management and Regulation of Finance Director No.PR.614.01/r.00/HK200/COP-D0030000/2016 regarding the implementing guideline for Telkom Enterprise Risk Management.

The objectives of the implementation of risk managements are:

1.

Ensure that all risks that may disturb the action to achieve Company’s objectives can be anticipated in advance and responded properly as well as to get new opportunities that support the action to achieve Company’s objective.

2.	Prepare the Framework Standard to implement the Company’s Risk Management so that the risk management can be more coordinated and integrated.

The main framework of Telkom’s Risk Management shall refer to the framework from COSO (COSO ERM Framework), which shall cover three main components namely:

1.	The implementation of Company’s risk management must be able to support the Company’s objective from the aspects of strategic, operational, reporting and compliance.

COSO ERM Framework Diagram

Strategic Aspect:

The management and implementation of risk management shall be made in order to give added values through the process of Company’s planning such as on the preparation of Company’s Long Term Plan (Corporate Strategic Scenario), Annual Budgeting (RKAP) or the process of strategic decision making.

Operational Aspect:

The implementation of risk management to protect Company’s asset are conducted through among others:

1.Physical security management for infrastructure security.

2.IT Security Management System which shall cover confidentiality, integrity and availability.

3.Management of Occupational Health and Safety (OHS) System.

4.The Development of Business Continuity Management, Disaster Recovery Plan and Crisis Management Team.

5.The Management of Revenue Assurance and Anti-Fraud Program.

Compliance Aspect:

Risk management shall be made in order to give added values through:

1.Compliance management upon the External or Internal Regulation.

2.Compliance management upon the provisions of SOX through the design and implementation of adequate internal control.

Reporting Aspect:

The risk management shall be made in order to give added value through the stipulation of the disclosure controlling process of financial reporting through the Disclosure Control Procedure (“DCP”).

2.

Company’s risk management shall be implemented in all organization levels within the Company which shall cover the Enterprise level, Division, Business Unit and Subsidiary. In line with such matter, good Governance of Telkom’s risk management shall be adjusted with the structure and hierarchy of organization policies namely:

Board of Directors	To determine the policies in relation to the risk management and to ensure that Company’s risk management has been implemented in all Company’s management processes effectively.
Risk Committee	To determine certain policies, review and recommendation upon the Company’s risk and to give the feedback or guideline to the responsible person of Company’s risk.
Company’s Risk Management Unit	To coordinate the implementation of Company’s risk management policies.
Internal Audit Unit	To give an independent opinion to the Board of Directors, Risk Committee, and Company’s Risk Management unit.
Unit Manager	To implement and supervise all Company’s risk management processes in the unit that he/she manages.
All Employees	To conduct Company’s risk management policies based on their role and position effectively and efficiently.
Subsidiary	To implement the risk management in the subsidiary in the framework of implementation pursuant to the risk management framework of Telkom.

3.	The implementation of Company’s risk management shall consist of 8 components of process namely:
a.	Internal development.
b.	Objective setting.
c.	Event identification.
d.	Risk assessment.
e.	Risk response.
f.	Control activities.
g.	Information/communication.
h.	Monitoring.

To be able to conduct 8 components of process in the framework of COSO nicely, Telkom develops and maintain Company’s risk management through the structural and operational aspects.

1.Structural aspect	2.Operational Aspect

Develop the supportive internal environment, namely:

a.To build the commitment and Tone at the Top.

b.To put the foundation of risk management in framework of GCG.

c.To form a Risk Management Organization Unit.

d.The development of Policy, Guideline for Risk Acceptance Criteria (RAC), Guideline for Risk Assessment (Risk & Control Self-Assessment/RCSA) and Governance.

e.The development of competence in the field of risk management.

f.The provision of adequate tools and system.

Focus on:

a.The implementation of risk assessment in the level of corporate, business unit and subsidiary as well as the preparation of adequate mitigation plan.

b.The development of risk assessment methodology for specific function that combines the implementation of COSO ERM Framework with standard reference or other guideline.

c.The maintenance aspect that is focused on the process of information, communication, review and continuous improvement.

In the implementation of risk management system, Telkom also pays attention and combines the said COSO framework with other relevant reference and guideline among others:

1	ISO 31000	Enterprise Risk Management as the implementation comparison and complementary
2	ISO 27001	Information Security Management System (ISMS) as a reference in the development of risk management to ensure Information Security in terms of Confidentiality, Integrity and Availability.
3	ISO 22301	Business Continuity Management System (BCMS) as a reference in the effort to ensure business continuity
4	ISO 20000	Information Technology Service Management (ITSM) as a reference to ensure IT service

ORGANIZATION OF RISK MANAGEMENT IN THE CORPORATE LEVEL

Telkom implements risk management system in all organization levels, namely:

1.	Corporate Level.
2.	Business Unit in the Company’s Office.
3.	Business Unit (Division/Center).
4.	Subsidiary.

In reference to the Regulation of Board of Directors and the Regulation of the Director of Human Capital Management in 2017, Telkom’s risk management function is implemented by Sub-Directorate of Risk & Process Management in the Directorate of Finance.

TYPES OF RISK AND MANAGEMENT METHOD

Risk management system helps Telkom to identify significant risks for the business sustainability. Telkom has identified the risks in Indonesia specifically, namely the risk of social and politic, macro economy, disaster and other risks. Further for the business risks, Telkom has identified the risk of operational, finance, law and compliance, regulation, inherent risk to the fixed and mobile telecommunication business. In addition to such risks, Telkom also conducts the quantitative and qualitative disclosure upon the market risk.

Type of Risk	Risk that is faced	The Impact to Telkom	Mitigation/Risk Management
a. Risks Related to Indonesia
Political and Social	The disruption of political stability and social instability to specific issues.	Have negative impact to the business, operation, financial condition, business proceeds and prospect as well as market price for securities.	1.Monitoring of the influence of social political instability to the disruption of operational/service. 2.The maintenance of awareness through the improvement of safety & Security functions.
Macro Economy	The change of global, regional, or Indonesian economic activities.

1.Have the impact on the business, financial condition, business result or business prospect.

2.Have a material adverse effect to the business, financial condition, business result or business prospect.

1.Monitoring of the influence of macro economy to the change to increase the expense through Cost Leadership program.

2.To look for the opportunity to increase the spending of APBN pursuant to the government focus (Maritime, Tourism, Energy, Transportation, etc).

The fluctuation of Rupiah Exchange rate.
The increase of loan interest rate.
The decrease of Government or Company’s credit rating.
Risk of Disaster	Flood, thunder, storm, earthquake, tsunami, volcano eruption, epidemic, fire, drought, power shut down and other event beyond our control.	Disrupting its business operations and give negative impact to the financial performance and profit, business prospect as well as market price of securities.

1.Transfer of risk by using the insurance of assets to anticipate the natural disaster and fire.

2.Coordination with ASKALSI (Indonesian Sea Cable Association) to secure SKKL.

3.Preventive & Corrective Action by preparing the Disaster Recovery Plan and Crisis Management Team.

Other Risks	Indonesian corporate information disclosure standard is significantly different than what is implemented in other countries including the United States of America.	Disrupting its business operation and giving the negative impact to the financial performance and profit, business prospect as well as market price of securities.	The use of a competent legal consultant that has experience with the issues on corporate law in other countries particularly the United States of America.
The difference in the regulation of dividend determination.
The issue on the legal certainty in Indonesia and United States of America including the implementation of law.
The possibility on the difference in the interest of controlling shareholders with the interest from other shareholders.

b. Business Related Risks
Operational Risk	The failure in the sustainability of network operation, main system, gateway on our network or other operator’s network.	Has the negative impact to the business, financial condition, proceeds from the operation and business prospect.	1.Implementation of BCM, BCP, and DRP. 2.Certification of Integrated Management System (IMS) for infrastructure management.
	Threat of physical and cyber security, such as theft, destruction, or other action.	Has the negative impact to the business, financial condition, result from the operation materially.

1.The upgrade of Preventive Action in the form of Vulnerability Assessment and Penetration Test periodically.

2.Monitor and Identificate all types of attack in the real time as well as to choose and conduct a necessary action immediately.

3.Preparing the recommendation to handle Cyber Attack based on the historical incident analysis.

4.Intensive coordination with relevant parties to handle the Cyber Attack.

	Risk regarding internet service.	May face a lawsuit and damage the reputation.	To be more prudent in the preparation of contract with content provider partner.
	Leak of revenue due to the internal capability weakness or external factor.	Has a negative impact to our business result.	1.Acceleration of leak detection time and revenue indicated as an external fraud in real time. 2.Monitoring the critical point of the leak of revenue especially on the rejected billing call.
	New technology.	Has an impact on the competitive power.

1.The preparation of Technology Roadmap by taking into account future technologies and the possible implementation of competitor’s technologies.

2.Acceleration of IDN (Indonesia Digital Network) program to support future services.

	The limit of operation period, damage or ruin, delay or failure to launch, or the revocation of Satellite license.	Can create loss to financial condition, operation result and capability to give services.

1.The planning to change the Satellite of which operation period will be immediately expired.

2.The insurance of Satellite operation during the active period.

3.Insurance for Manufacturing and Launching of new Satellite.

4.Developing the understanding with Regulator in relation to the Satellite operation by Telkom.

Financial Risk	Interest Rate Risk.	Has an adverse effect to the business, financial condition and result from the operation.	Interest rate swap contract from the float interest rate to become the fix interest rate upon certain loan term.
	Foreign exchange rate risk.	Has negative impact on the financial condition or result from the operation.	Placement of time deposit and hedging to cover the fluctuation risk of foreign exchange.
	The limit to fund capital expenditure.	Has a material adverse effect to the business, financial condition, operational performance and business prospect.	Maintaining and improving the Company’s performance to obtain the trust from National or Global fund institution/source.
Legal and Compliance Risk	Penalty/fine by KPPU in relation to the price fixing and the occurrence of class action.	Reducing our revenue and has negative impact to the business, reputation and profit.	Strengthening Legal Review towards corporate action plan or certain contract.
Regulation Risk	The change of Indonesian or International Regulation.	Has the impact to the business, financial condition, operational performance and business prospect.

1.Analysis on the impact of the regulation plan towards the industry in general and Telkom in particular.

2.Giving inputs so that the regulation that will be stipulated will give positive impact to the Company and industry.

Risk in relation to Fix and Mobile Telecommunication Business	Losing the cable phone customers and revenue from the service of cable phone voice call.	Has a material adverse effect on the result from operation, financial condition and our business prospect.	1.Improving QoS – Quality of Service for cable phone customers. 2.Giving Value Added Service.
	Competition on the internet service (fixed Broadband).	Has a negative impact on the business, financial condition operational performance and business prospect.	1.Strengthening the perception and quality of IndiHome as New Digital Life Style. 2.Acceleration on the launching of the infrastructure for fixed broadband service.
	The competition on mobile service.	has a negative impact on the business, financial condition operational performance and business prospect.	1.Acceleration of the launch of the infrastructure for 4G service. 2.Improving QoS – Quality of Service.

REVIEW ON THE EFFECTIVENESS OF RISK MANAGEMENT SYSTEM

In 2017, Telkom’s risk management system has been implemented effectively in supporting every policy and business process of Telkom and its subsidiaries. The assessment on the effectiveness of Risk management implementation was conducted through the evaluation process, namely:

1.	One-on-one Evaluation/discussion with business unit as necessary.
2.	Workshop for sharing the implementation and development of ERM with the subsidiaries as necessary.
3.	Audit Program on Risk Management Implementation as necessary.
4.	Evaluation with the Risk Committee, Compliance and Revenue Assurance in BoD level as necessary.
5.	Evaluation with Planning and Risk Monitoring Evaluation Committee (KEMPR) as necessary.

The effectiveness of Telkom’s risk management system is integrated with the use of supporting infrastructure by using a risk management information application tools/system, among others:

1.	Generic Tools Enterprise Risk Management Online (ERM Online) which is used by all units to manage Risk Assessment.
2.	Specific Tools for the purpose of certain risk management such as:
a.	Fraud Management System (FRAMES) application which is used as an early detection system for the possibility of Customer Fraud.
b.	i-Library application managed by the Service Operation Division and to be used for the management of documentation system of Integrated Management System.
c.	SMK 3 Online application managed by Security & Safety Unit for Health and Safety documentation management.
d.	Security & Safety application managed by Security & Safety Unit for the monitoring of Physical Security management.
e.	Telkomcare application for the coordination with Crisis Management Team.

To maintain the quality of risk management, Telkom has also implemented the risk management competence development through trainings. Moreover, Telkom has also conducted socializations as well as workshop in relation to risk management in the office of the division and subsidiaries so that every person in Telkom is able to understand risks with the same point of view.

Table of Training of Telkom’s Risk Management in 2017

No.
No.	Type of Training	Time
1	ISO 31000	February 2017
2	Risk Assesment ICOFR	March 2017
3	Fraud & Reveue Assurance	April 2017
4	ISMS & Internal Auditor ISMS	May 2017
5	Risk Management	May 2017
6	Enterprise Risk Governance	May 2017
7	Internal Auditor BCMS	September 2017
8	Hedging	October 2017

During 2017 Telkom received the visits or was asked by external parties to conduct sharing sessions for the implementation of Risk Management, Internal Control, Process Management, Good Corporate Governance and Insurance Management among others from:

	PT Inalum	: February 17, 2017
	Ministry of Finance	: March 24, 2017
	PT Kimia Farma	: June 9, 2017
	PT Sucofindo	: July 13, 2017
	PT Astra (Astra Risk Management Forum 2017)	: August 16, 2017
	SKK Migas	: August 29, 2017
	PT Elnusa	: November 8, 2017

In 2017, Telkom received awards or certifications for its implementation of Telkom’s risk management system from external parties namely:

External Institution	Type of Award
PT. SGS Indonesia	Integrated Management System for the Infrastructure Management which covers: The Certificate of IS0 20000:2011 – IT Service Management System

WHISTLEBLOWING SYSTEM

Since 2006, we have been establishing a violation reporting system known as the Whistleblowing System (WBS). Through the WBS, all individuals inside and outside Telkom may report violations, fraud, or any other ethical violations that occur in Telkom’s environment.

The WBS is administered by the audit committee through a decree of the board of commissioners and ratified by a decision of the board of directors. In order for WBS to be of maximum benefit, we have promoted the WBS to our employees. It is part of our effort to uphold business ethics and work ethics.

In addition, we have also established a working mechanism between the audit committee and the Internal Audit and a protocol with Telkomsel to follow up on the complaints received.

MECHANISM FOR THE VIOLATION REPORT

All individuals at all levels of our internal staffs, including directors, commissioners and committee members under commissioners, are entitled to use the WBS.

Reports can be submitted by email, fax or mail to the following addresses:

Komite Audit

PT Telkom Indonesia (Persero) Tbk

Telkom Landmark Tower,  2nd Tower, 40th Floor

St. Jend. Gatot Subroto Kav 52, Jakarta, 12710

Email: whistleblower@telkom.co.id; ka301@telkom.co.id

Fax: +62‑021 5271800

Website: www.telkom.co.id

The Complaint must fulfil the following requirements:

1.	It is submitted through the website, email, fax or letter.
2.	Complaints submitted related to the issue on internal control, accounting, auditing, breach of regulation, allegation on the fraud and/or allegation of corruption, and the breach of code of ethics.
3.	The information that is reported must be supported with sufficient evidence and those are reliable to be used as the initial data to conduct further investigation.

PROTECTION TO THE COMPLAINANT

In the implementation of the WBS, we guarantee the protection of the complainant’s identity. This protection of confidentiality is set out in Decision of the Board of Commissioners No.08/KEP/DK/2016 dated June 8, 2016 regarding Policy and Procedures on Handling Whistleblowers of PT Telkom Indonesia (Persero) Tbk and Consolidated Subsidiaries which was then ratified by Regulation of the Board of Directors No. PD.618.00/r.00/HK200/COP-C0000000/2016 dated December 21, 2016.

Moreover, the implementation of WBS always puts forward confidentiality and principle of presumption of innocence in following up every complaint or report submitted. This is stated in the WBS standard handling procedure for the purpose of encouraging employees to report violations safely without fear or worrying about safety.

THE COMPLAINT HANDLING

The WBS is handled by the audit committee in accordance with OJK regulation No.55/POJK.04/2015 and the Sarbanes-Oxley Act 2002 Section 301 on the Public Company Audit Committee. On the other hand, requirements of complaint are also necessary to ensure that the complainant submits the complaint in a responsible and non-defamatory manner against a person.

In general, complaint reports submitted by internal or third parties handled by the audit committee covers the following topics:

1.	Accounting and Auditing

The accounting and auditing topic covers issues of accounting and internal control over financial reporting that could potentially lead to material misstatement in the financial statements. In addition, this topic also covers audit issues, especially the application of accounting standards, and the independence of the public accounting firm.

2.	Violation of Regulation

This topic includes violations of capital market regulations and laws and regulations concerning the Company’s operations. Breaches of the Company's internal regulations that could potentially result in losses are also reported under this topic.

3.	Fraud and/or The Allegation of Corruption

This topic includes fraud and/or alleged corruption committed by Company’s officers and/or employees.

4.	Code of Ethics

This topic includes complaints about any improper behaviors of the management and employees that are likely to defame Company’s reputation or even result in corporate losses. Such improper behaviors include dishonesty, conflict of interest with Telkom, and misleading information disclosure to the public.

THE COMPLAINT HANDLING MECHANISM

For complaints to be addressed promptly, we encourage complainants to ensure correctness and accuracy of the information and provide sufficient supporting data. In practice, some WBS cases can not be processed due to inaccurate and unreliable data and information.

INVESTIGATION PROCESS
REPORTING AND FOLLOW-UP
Audit Committee
PRES - DIR
INVESTIGATION COMMITTEE
Subsidiary
HR
UBIS
Approval to Follow-up
Case Review
Subsidiaries ?
No
Yes
Forming an Investigation Team
Need Experts ?
Yes
No
Appointment of Expert
Expert
The Investigation
Letter of the President Director to Subsidiary Cc.
1. Related President Director of Telkom
2. Audit Committee
3. Internal Audit of Subsidiary
Subsidiary Discussion
FU ?
Yes
No
Combined FU?
Yes
No
Response Letter
Material Evaluation
Archives
CC
Report on The Result of Investigation
The Audit Report
Investigation by Subsidiary
FU ?
No
Yes
TPTA?
No
Yes
FU Notes
FU Notes
FU Report
Documentation
End
TPTA Report
TPTA Subsidiary
Joint Team ?
No
Yes
TPTA - Joint
TPTA Report
FU UBIS
FU Report

Remark: TPTA (Tim Pertimbangan Tindakan Administrasi (Administrative Measures Cinsideration Team))

THE PARTY THAT MANAGES THE COMPLAINT

Whistleblower Protection Officer (“WPO”) constitutes the member of Audit Committee that is assigned to handle the complaint by:

1.	Receiving the complaint.
2.	Administering the complaint.
3.	Conducting the initial verification whether the complaint is in line with the criteria.
4.	Monitoring the follow up of the complaint.

The Audit Committee through the meeting shall determine:

1.	To give approvals to follow up of complaints received.
2.	To give approvals on whether a complaint is to be followed up by an internal or external party.
3.	To give an assessment on whether the follow up of a complaint is already sufficient or not.

The Internal Auditor has the role in:

1.	Conducting the initial assessment on the complaint received by the Audit Committee.
2.	Preparing initial assessment reports and submitting the reports to the President Director to be copied to the Audit Committee.

The Investigation Committee has its role in:

1.	Conducting further investigation upon the complaint that has been initially assessed by the Internal Auditor.
2.	Preparing reports on the result of further investigation and submitting the reports to the President Director to be copied to the Audit Committee.

THE RESULT OF COMPLAINT HANDLING

In 2017, there were 28 whistleblowing complaints submitted but after the Audit Committee reviewed the complaints, there were only 2  (two) complaint that qualified as whistleblower while the remaining 26 qualified as service/product complaints.

Description	Total	Remarks
Total Complaint	28	Received complaints
Fulfil the requirements	2	Complaint that is proper to be followed up

IMPLEMENTATION OF SHARE OWNERSHIP POLICY OF BOARD OF DIRECTORS AND BOARD OF COMMISSIONERS

The Regulation of the Financial Services Authority No.11/POJK.04/2017 on Ownership Report or Any Changes in the Share Ownership of the Public Company requires every member of our Board of Directors and Board of Commissioners to report on the change of direct and indirect ownership of shares.

In line with the above regulation, we provide information on share ownership by members of the Board of Directors and Board of Commissioners and their amendments throughout 2017. We provide that particular information on the beginning of this Annual Report.

SIGNIFICANT LEGAL DISPUTES

Throughout 2017, none of the members of our board of commissioners and directors, both those who remain in office and whose terms of office have expired, had any legal disputes or faced any civil or criminal cases. As a business entity, we are facing 88 legal cases consisting of 23 criminal law cases and 65 civil law cases.

Table of Recapitulation of 2015-2017 Lawsuits against Telkom

Telkom's Legal Issues
Status	2017		2016		2015
	Criminal	Civil	Criminal	Civil	Criminal	Civil
In process	4	36	9	36	2	6
Final and binding (inkracht)	19	29	0	24	1	4
Sub Total	23	65	9	60	3	10
Total	88		69		13

Significant legal issues faced by the Company during the period of January to December 2017 can be seen in the table as follows.

Key Case Charts Faced by Telkom and Subsidiaries Year 2017

Object of Dispute	Type of Court	Status of Dispute	Financial Implications (Rp miliar)
Telkom*
Telkom became Defendant at the South Jakarta District Court with the allegation of bad faith in terminating transponder service to PT Citra Sari Makmur (PT CSM).	District Court	The South Jakarta District Court issued a summons to Telkom on August 24, 2017. Telkom follows the entire trial process	-

Note: * the case shown is the most relevant case during 2017

INFORMATIONS REGARDING ADMINISTRATIVE SANCTIONS

In 2017 Financial Year, there was no Administrative Sanctions issued by the Capital Market Authority and other Authority against The Company, Board of Directors of The Company and Board of Commissioners of The Company. Therefore, there is no information about Administrative Sanctions in this section.

CORPORATE CULTURE

"The Telkom Way" has become Telkom’s corporate culture or corporate values since  June 10, 2013 as stipulated by the Board of Directors under Decree of the Board of Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, No.PD.201.00/r.00/HK250/COP-B0020000/2013 regarding Leadership Architecture and Corporate Culture. Furthermore, guidelines for the implementation of the Corporate Culture within the Telkom Group environment are set out in Regulation of the Director of Human Capital & General Affairs of Telkom No.PR.201.01/r.00/HK250/COP-B0400000/2013 regarding Corporate Culture of Telkom Group.

The stipulation of the corporate culture above refers to the concept of the management of Telkom Group, which is based on the 8S elements namely Spirituality, Style, Shared Values, Strategy, Staff, Skill, System, and Structure. The Corporate Culture is formulated in detail as follows:

The Telkom Way

KEY BEHAVIOR
(IMAGINE, FOCUS, ACTION)
PRACTICES TO BE WINNER
CORE VALUES
(SOLID, SPEED, SMART)
POWER PLAY TO BE THE STAR
BASIC RELIEF : ALWAYS THE BEST
(INTEGRITY, ENTHUSIASM, TOTALY)
POWER PLAY TO BE THE STAR
Telkom Indonesia

IFA

Imagine
- Planning Victory
- Set The Target
- Risk Anticipation

Focus
- Focus
- Set Quick Win
- Source Optimization

Action
- Real Action
- Evaluation
- Continuous Improvement

3S

Solid
- Sinergy
- Common Vision
- Trust

Speed
- Iniciative
- Fast Service
- Decision Speed

Smart
- Target Understanding
- Set The Priority
- Integrity

ALWAYS THE BEST

Integrity
- Integrity
- Positive Behavior
- Honesty

Enthusiasm
- Enthusiasm
- Sincerity
- Will To Be The best

Totaly
- Totality
- Self Improvement
- Commitment to Work

1.	Philosophy to be the Best: Always The Best

Always the Best is a basic belief to always give the best in every job. Always the Best has the essence of “Ihsan” which in this sense is translated into “the best”. Any individual of the Telkom Group who has the spirit of Ihsan will always give better work results than expected, that the attitude of ihsan will therefore automatically be guided by a sincere heart when any activity undertaken is a form of worship to the God Almighty.

2.	Philosophy to be the Best: Integrity, Enthusiasm, Totality

Always the Best urges every individual of the Telkom Group to have integrity, enthusiasm, and totality.

3.	Principles to be the Star: Solid, Speed, Smart

Principles to be the Star of The Telkom Way means 3S which stands for Solid, Speed, Smart which also becomes the core values or great spirit.

a.Solid

All individuals of the Telkom Group must provide the best (Always The Best) and increase solidarity among all individuals of the Telkom Group as one Great Team.

b.Speed

All individuals of the Telkom Group must work quickly at every opportunity to win the competition because the fast ones will beat the slow ones.

c.Smart

All individuals of the Telkom Group are required to work smartly, that is to understand the goals to be achieved, to determine priorities and to always look for new better ways to achieve the goals.

4.	Practices to be the Winner : Imagine - Focus – Action

Practices to be the Winner of The Telkom Way means IFA which stands for Imagine, Focus, Action which is also the Key Behaviors.

CORPORATE CULTURAL ACTIVATION PROGRAMS OF 2017

CORPORATE CULTURAL ACTIVATION PROGRAMS OF 2017

COMPELLING STORY
ROLE MODEL
UPGRADE SKILL TO CHANGE
FORMAL PROCESS & SYSTEM

ROLE MODEL

- Setting Customer Experience Vision
- Increasing Number of Culture Agent
- Set Up CA as A CX Champion
- Set Up Leader as A Digital Leader
- Set Up Leader as "Fun Working" Builder

COMPELLING STORY

- Set Up & Communicating Program and COE 2017
- Design New Scheme & Artefact of KIPAS Budaya for Promoting Service Culture & Digital Engagement
- Designing WOW Culture Activation Comm: TTW BOOM Quiz, Culture Reality Story
- Running Monthly Thematic Culture Activation
- Embrace Culture to Employee Volunteer Program & Community Program
- Culture Award: "Finding Telkom Group Culture Heroes 2017"
- Finalizing Web Culture

UPGRADE SKILL TO CHANGE

- Culture Agent On Boarding
- Culture Agent Meet and Greet
- Training "From Culture to Customer Experience" (TA, CSR, 14, Satpam)

FORMAL PROCESS & SYSTEM

- Design Evaluation & Rewarding Criteria
- Designing Digital Workstyle Guideline
- Entropy Clinic
- Do's & Don't Artefact Policy
- Designing Culture Fit Gamification

Culture Activation Framework

Culture Activation Framework

Our corporate culture is internalized top down. The CEO of Telkom Group is a role model of Corporate Culture and assigns all Unit Leaders to be Role Models. Role Models are also obliged to select and assign Culture Agents in charge of organizing cultural activation initiatives in the relevant units and motivating all employees to participate in the initiatives to allow smooth internalization process of The Telkom Way. To date the Telkom Group has assigned 1,677 Culture Agents (consisting of 1,165 Culture Agents of Telkom and 512 Culture Agents of Subsidiaries) who prior to carrying out their duties as Culture Agents were engaged in the Culture Agent on Boarding program to provide skills and knowledge as well as common perception to be Culture Agents.

To accelerate the implementation of corporate cultural activities at the unit level, all Unit Leaders are instructed to establish a Cultural Activation Provocation Community (Komunitas Provokasi Aktivasi Budaya/KIPAS Budaya) in their respective units. A total of 123 units of KIPAS Budaya were recorded until December 2017. Each unit has discretion to name their KIPAS Budaya according to their respective goals. The theme of KIPAS Budaya activities is tailored to the Company's business strategy. In 2017, the theme was set nationally, namely "Organizing On Living In Digital Work-Style to Deliver Customer Experience". As a reference for unit cultural activation activities, a Calendar of Event was published with an approach of National Days.

CALENDAR OF EVENT

Calendar of Event (COE) is a media to communicate cultural activation programs every month as a reference or guidance for Telkom Group units to arrange and implement cultural activation programs in each unit to instill The Telkom Way corporate cultural values to employees’ daily work behaviors.

CALENDAR OF EVENT CULTURE ACTIVATION 2017

Cultural activation is organized with the aim of internalizing corporate cultural values into the behaviors of all employees so they will express such values in all of the Company’s business activities.

In 2017, the Cultural Program Calendar of Event was prepared with an approach of national days to strengthen the implementation of The Telkom Way values. The activities as set out in the Calendar of Event, among others, were:

1.	Kartini’s Day Event

Held in April with the aim to signify and imitate the values of Kartini's struggle in advancing education for women.

2.	Telkomer’s Back to School

Held in May in commemoration of National Education Day. In this activity, Telkomers conducted teaching or knowledge sharing activities in some schools or communities on how to use the internet in a healthy way and use gadgets wisely. The profession of Telkomers was also expected to inspire Indonesian students to advance the country.

3.	Kids Go to Office

Held in June during the holidays of school year turn. In the activity themed "Mom & Dad My Inspirations (Ayah-Ibuku Inspirasiku)", employees were allowed to invite their children to participate directly in playing the role of the parents in the office. This activity aimed to provide experience and inspiration of Telkomers’ profession in working and at the same time introducing the existing work culture.

4.	Independence Day

Held in August with the theme "FOLK FESTIVAL: Working Together, Together Working (PESTA RAKYAT: Kerja Bersama, Bersama Kerja)", referring to the slogan of the 2017 Indonesian Independence Day "Indonesia Works Together (Indonesia Kerja Bersama)". The activity was held simultaneously on August 17.

5.	Customer’s Day Event

Held in September with the theme "We Care U More" referring to the theme of National Customer Day "Authentic Services and Experience (Pelayanan dan Pengalaman yang Otentik)", with the aim to provide services and experience to customers by prioritizing the corporate character, culture, and vision.

6.	Raise Youth Spirit Event

Held in October in commemoration of the Youth Pledge Day.

7.	Mother’s Day Event

Held in December with various activities including Parenting Seminar and a visit to Senior Housing (Panti Werdha) managed by women.

The efforts to internalize and strengthen the Corporate Culture were also implemented in various innovative ways, including through:

1.	TTW BOOM Quiz

Aiming to measure the understanding and concern of Telkomers Group about corporate culture. Quizzes were conducted periodically and on line.

2.	Culture Reality Story

Is a digital media which contains a collection of articles about Telkom Group employees for their service to the Company that has The Telkom Way cultural values and manages to give positive impacts on the surrounding work environment and the Telkom Group’s environment.

3.	Leaders Talk Values

Is an activity held by Role Models in delivering values contained in The Telkom Way to employees to instill the values of The Telkom Way.

FROM CULTURE TO CUSTOMER EXPERIENCE

In an effort to implement the corporate culture that can be perceived directly by the Telkom Group's customers, the Culture to Customer Experience training was provided to frontliner supervisors such as Frontline Supervisors of PT Telkom Akses, CSR, Call Center 147 & Socio Media Agent.

FINDING TELKOM GROUP CULTURE HEROES

As part of appreciation to the units and employees who have actively activated The Telkom Way's corporate culture, the "Finding the Telkom Group Culture Heroes" activity was held in 2017. In this activity, awards were given to The Most Admired Culture Activation Unit, The Most Inspiring Role Model and The Most Inspiring Culture Agent by the CEO of the Telkom Group at the Telkom Award 2017.

IMPLEMENTATION EFFECTIVENESS EVALUATION OF CORPORATE CULTURE

The effectiveness of the implementation of corporate culture is evaluated by measuring the Cultural Health Index using a Corporate Cultural Entropy Survey. Until now Telkom Group has maintained the Corporate Cultural Health Index at the PRIME or HEALTHY level.

TELKOM BECOME CORPORATE CULTURE BENCHMARKING

Telkom's efforts to activate its corporate culture The Telkom Way have attracted other companies to pay benchmarking visits. Among the companies are ABMA LAND, AUTO 2000, KIMIA FARMA, LPS, MNC Group, PJB, PLN, RSUD Bantul, Taspen, Bio Farma and other companies.

Telkom Smart Office

To support the creation of digital work environment digital life style work station has been developed under the Project Telkom Smart Office and the existing rooms have been designed with the theme "Working at Telkom Group has to be fun".

Furthermore, to maintain the existing work stations, Culture Guardian has been established. Culture Guardian consists of representatives of each unit and floor in the Telkom Landmark Tower Building who are responsible for keeping the rooms comfortable with the concept of Digital Life Style. Each Culture Guardian will make a report on the existing conditions and problems to be addressed.

In addition to the work station, Telkom Employee Shuttle Buses are also provided for employees living in Bekasi, Depok, Bogor, and Tangerang. Equipped with wifi, a mini bar, and a toilet, an Employee Shuttle Bus is a convenient transportation mode for employees.

CORPORATE CODE OF CONDUCT

IMPLEMENTATION OF CODE OF CONDUCT FOR DIRECTORS, BOARD OF COMMISSIONERS, AND EMPLOYEES

In accordance with OJK Circular No.32/SEOJK.04/2015 regarding corporate Governance Guidelines and Sarbanes-Oxley Act ("SOA") 2002 section 406, we own and run a code of ethics that applies to all levels of the organization. Telkom code of conduct specified by the decision of the Board of Directors No.PD. 201.01/2014 regarding Business Ethics in Telkom Group and the decision of the Director of the Human Capital Management No.PR.209.05/r.00/PS800/COP-A4000000/2017 regarding Employees’ Ethics and Compliance. That particular decision explain about the business ethics devoted to the external environment and the work ethic of employees devoted to internal Telkom. Telkom's business ethics applies to members of the Board of Directors, Member of the Board of Commissioners and employees of a large family of Telkom in dealing with customers, suppliers, contractors and other external parties who have a relationship with the Company. Employee work ethic applies to fellow employees during work in Telkom Group.

PRINCIPLES OF THE CODE OF CONDUCT

Principles of Telkom’s Code of Conduct regulates the following:

1.	Employee Ethics

Which is the system of values or norms that are used by all employees and leaders in the daily work with the following scope:

a.	Main Behavior of Employees:
•	Capacity and Capability of Employees.
•	Duties and Prohibitions.
•	Confidentiality of Information.
•	Infrastructure.
•	Work Environment.
b.	Main Behavior of Leaders:
•	Behavior of Leaders.
•	Behavior of Directors.
•	Behavior of Chief Executive Officer (CEO) and Chief Financial Officer (CFO).

2.	Business Ethics

Which is a system of values or norms that is upheld by the Company as guidelines for the Company, Management, and its Employees to interact with its environment with the following scope:

a.	Relationship with Regulator.
b.	Relationship with Stakeholder.
c.	Additional Terms.

SOCIALIZATION OF CODE OF CONDUCT AND EFFORTS TO ENFORCE THEM

We send out the socialization materials to employees about GCG understanding, business ethics, integrity pacts, fraud, risk management, internal control ("SOA"), whistleblowing, banning gratuities, IT Governance, safeguarding information security and other matters integrated with respect to corporate Governance practices, every year. It is intended that employees can always maintain and apply the code of conduct as part of the Telkom Group's big family.

We also organize e-learning about business ethics and ethics and employee compliance with the entire population of employees through the media portal/intranet which aims to deepen employees’ understanding about code of conduct in carrying out daily activities. In addition each employee also required to make a statement in the form of integrity pact signed and observed by all employees for being employees of the Telkom.

EMPLOYEE STOCK OWNERSHIP PROGRAM

The employee and/or management stock ownership program, or Employee Stock Ownership Program (“ESOP”), is a form of employee participation to also gain ownership of Telkom. During the Initial Public Offering (IPO) of November 14,1995, as many as 116,666,475 shares are owned by 43,218 employees.

Further, on June 14, 2013, Telkom has transferred a part of its buy back shares in the form of employee-owned stock as part of the annual work incentive for the 2012 financial year. As many as 59,811,400 recovered shares (equivalent to 299,057,000 shares after stock split) were transferred to 24,993 employees with a total fair value of Rp661 billion.

Telkom did not hold the ESOP program in 2017, thus, no information is available on the number of shares and/or options, implementation period, requirements for eligible employees/management, and the implementation price shown in this Report.

CORPORATE SOCIAL RESPONSIBILITY (CSR) 160 Corporate Social Responsibility Strategy 160 160 160 Social Responsibilities Towards Socioeconomic Society 160

CORPORATE SOCIAL RESPONSIBILITIES

In conducting every business activity, we understand the importance of carrying out the corporate social responsibilities or CSR. Therefore, in this section, we present information and data about the corporate social responsibilities emphasizing on the manpower, customer, socioeconomic society, and environmental aspects.

The presentation of the information about corporate social responsibilities in this Annual Report mainly refers to the provisions of the Indonesian Financial Services Authority (Otoritas Jasa Keuangan / OJK). Certain topics of social responsibilities required by the OJK are not entirely relevant to our business characteristics. The topics irrelevant to our operational activities in the telecommunication and digital industry are, among others, customer’s health and safety, use of materials, and environmental considerations in granting credits to customers.

Furthermore, we also present detailed information and data related to various social responsibility topics in the Sustainability Report of Telkom prepared in accordance with the GRI Standards. The stakeholders are highly recommended to download the Sustainability Report 2017 from the following webpage https://www.telkom.co.id/servlet/tk/about/id_ID/stockdetail/laporan-berkelanjutan.html and thoroughly read it to complete the data and information presented in this Annual Report.

CORPORATE SOCIAL RESPONSIBILITY STRATEGY

The implementations of our social responsibilities has the theme of “Telkom Indonesia Untuk Indonesia” by emphasizing three pillars, namely:

1.

Digital environment,  means the development, provision and management of telecommunication infrastructure and various facilities of information and communication technology (ICT) to support and connect all people activities, including the environment conservation activities.

2.	Digital Community, means to support community empowerment through education on optimization of the utilization of ICT to assist in the activities of the people daily life.

3.

Digital Economy,  means the development of ICT facilities in various public services used by the people, as well as the support on micro and medium enterprises, especially in the creative industry sector, in relation to the optimization of ICT utilization.

SOCIAL RESPONSIBILITIES TOWARDS CUSTOMERS: PRIORITIZING CUSTOMER SATISFACTION

TARGETS AND PLANS IN 2017

The performance measurement of the implementation of our social responsibilities towards our customers was conducted through the survey of customer satisfaction, dissatisfaction and loyalty. In 2017, we achieved customer satisfaction and loyalty of 86.6 and 82.0,  higher than previous year. The achievement indicates the success of our customer relationship maintenance efforts.

The following table shows the achievement of our social responsibilities towards the customers in 2017.

Table of Achievement of Social Responsibilities Towards the Customers for 2015-2017

No.	Explanation	Measurement Unit	2017	2016	2015
1.	Customer Satisfaction Index	Percent	86.7	85.3	83.1
2.	Customer Dissatisfaction Index	Percent	2.6	2.5	3.2
3.	Customer Loyalty Index	Percent	81.2	78.3	78.6

Conducted Activities

In order to fulfil our social responsibilities towards our customers, we conducted a series of activities, among others the implementation of Telkom Integrated Quality Assurance (TIQA) Program, granting of after-sales warranty, and implementation of customer service policies. Specifically for customer service, our policies emphasize on the service delivery, service assurance, and measurement of service quality.

Product Information

We always ensure that our customers obtain the most accurated and updated product information which may help them in making decisions. We, therefore, provide product information through various approaches. For mobile starter pack, the product information may be found on the packaging and manual. Furthermore, we also provide product information on our website and promotional activities as well as marketing communication conducted intensively.

Customer Satisfaction

Every year, we evaluate customer satisfaction through the survey mechanisms of Customer Satisfaction Index/CSI, Customer Dissatisfaction Index/CDI and Customer Loyalty Index/CLI. In general, we conclude that the customer satisfaction and customer loyalty in 2017 for the Indihome products and wifi.id are better than those of the previous year. However, in conjunction with the CDI survey results, we ought to pay more attention to the development of Indihome products and services in order to reduce the customer dissatisfaction over the products and services. The following graph and table show the survey results of CSI, CDI and CLI from 2015 to 2017.

Specific CSI, CDI and CLI Graph for IndiHome and wifi.id for 2015-2017

Specific CSI Table for IndiHome and wifi.id Based on the Measurement Indicators for 2017

	IndiHome	Wifi.id
CSI	86.1%	87.4%
Product & Service	84.0%	88.8%
Delivery System	86.8%	86.2%
Service Mindset	86.2%	87.0%
Relationship	87.8%	86.5%
Corporate Image	85.7%	88.4%

Specific CDI Table for IndiHome and wifi.id Based on the Measurement Indicators for 2017

	IndiHome	Wifi.id
CDI	2.5%	2.7%
Product & Service	3.7%	2.0%
Delivery System	1.2%	4.5%
Service Mindset	2.9%	2.0%
Relationship	1.9%	2.4%
Corporate Image	2.8%	2.4%

Specific CLI Table for IndiHome and wifi.id Based on the Measurement Indicators for 2017

	IndiHome	Wifi.id
CLI	79.9%	82.5%
Switching Barrier	77.4%	86.2%
Attitude	80.8%	84.8%
Behaviour	76.3%	71.2%
Emotional	85.0%	87.9%

Customer Complaints

In response to customer complaints, we provide different approaches for individual and corporate customers. For individual customers, the complaints may be submitted to the customer service center called Plasa Telkom.  In addition, individual customer complaints can also be submitted through complaint media:

1.	Plasa Telkom.
2.	Call Center: 147.
3.	Social Media: @Telkomcare (twitter), Telkomcare (fb).
4.	Apps: myIndiHome.
5.	Complaint via web chat at www.indihome.co.id.

Specifically for the celular’s customers, we provide “Caroline” call center, which is an abbreviation for customer care online. The contact numbers of Caroline are as follows:

1.	133 for Halo Card.
2.	188 (24 hours, paid) for simPATI and AS Card.
3.	0807-1811811 (PSTN local rate tariff) for national scale.

Moreover, the corporate customer complaints may be submitted through:

1.	1500250 and e-mail tele-am@telkom.co.id and social media @Smart_Bisnis (Twitter) and Smartbisnis (Facebook) for MSME customers.
2.	08001 Telkom or 08001035566 and e-mail: c4@telkom.co.id, and social media @TelkomSolution (Twitter) and TelkomSolutionID (Facebook) for corporate customers and Government Institutions.

In 2017, there was a percentage increase of direct settlement of complaints compared to that of the previous year. The following table shows the duration of customer complaint settlement for the past three years:

Table of Settlement of Customer Complaint Percentage for 2015-2017

No	Customer Complaints	2017	2016	2015
1	Internet
	Directly settled	37.0	22.1	19.9
	Settled in 1 – 3 days	59.8	60.5	65.2
	Settled in more than 3 days	3.2	17.4	14.9
2	Telephone
	Directly settled	30.0	23.7	35.7
	Settled in 1 – 3 days	65.6	60.9	66.2
	Settled in more than 3 days	4.4	15.4	14.0

SOCIAL RESPONSIBILITIES TOWARDS EMPLOYEES: BUILDING HUMAN CAPITAL

TARGETS AND PLANS IN 2017

We had a zero-accident program with respect to the Occupational Health and Safety (OH&S) in 2017. In line with previous year’s performance, no employee died due to occupational accidents in our operational area. In relation to the turnover rate,  it was lower in 2017 than that of the previous year. We shall indeed maintain our excellent performance for the upcoming years. In the coming year, we will continue implementing the zero-accident program and reducing the turnover rate.

Table of Employee Turnover for 2015-2017

No.	Measured Rate	Unit of Measurement	2017	2016	2015
1.	Turnover Rate	people	27	11	8

Conducted Activities

Our social responsibilities towards the employees were conducted through several approaches and activities. For instance, in case of employee’s health and safety (OH&S), we gave a socialization about responses to disasters and first aid. In addition, we have also been maintaining safe business hours and zero fatality reputation in the past few years and have been implementing employee’s health and safety management system. The implementation of employee’s health and safety management system was conducted online through Safety Care Online and the SAS Portal application in accordance with the Government Regulation No.50 of 2012.

Labor Practices

We have labor practices in place in accordance with the internationally applicable statutory provisions and business ethics. We tend to pay much attention to the aspects of gender equality and work opportunity. Our female President Commissioner shows that every single person, without discriminating genders, may hold the highest office in our Company.

Meanwhile, we also appreciate employee’s rights to  gather and unite which regulated by the regulation. We have Telkom’s SEKAR, which is Telkom’s Employee Union. SEKAR is Telkom employee union which represent  all of PT Telkom Indonesia (Persero) Tbk. Employee. SEKAR also acting as employee’s representative in drafting collective labor agreement(PKB) with the Company.

The following table shows the managerial recruitment, training and positions in our Company based on gender from 2015 to 2017.

Table of Employee Recruitment of Telkom Based on Gender for 2015-2017

No.	Description	2017		2016		2015
		Male	Female	Male	Female	Male	Female
1	New Employees
a	Age group 18-25	232	147	200	202	170	200
b	Age group 26-30	21	13	20	24	66	30
	Total	253	160	220	226	236	230

Table of Number of Employees and Hours of Training of Telkom Based on Gender as of 31 December for 2015-2017

No	Types of Training	2017			2016			2015
		Male	Female	Hours of Training	Male	Female	Hours of Training	Male	Female	Hours of Training
1	Certification training	850	321	43,440	308	118	14,168	471	168	21,712
2	SUSPIM Training	822	262	38,136	446	62	38,880	243	28	21,680
3	Regular Training	14,719	6,060	639,408	19,849	5,598	498,885	13,335	3,179	379,389
a	Operational technical field	9,367	4,299	416,240	12,385	3,493	177,191	3,883	488	111,913
b	Management field	5,352	1,761	223,168	7,464	2,105	321,694	9,452	2,691	267,476
	Total	16,391	6,643	720,984	20,603	5,778	551,933	14,049	3,375	422,781
		23,034			26,381			17,424

Table of Number of Employees of Telkom Based on Managerial Positions and Gender as of 31 December for 2015-2017

No.	Managerial Position	2017		2016		2015
		Male	Female	Male	Female	Male	Female
1	Band Position I	111	8	110	8	92	6
2	Band Position II	498	44	420	40	402	28
3	Band Position III	2,027	319	1,661	212	1,686	205
	Total	2,636	371	2,191	260	2,180	239
		3,007		2,451		2,419

In the case of remuneration, we comply with the provisions of the provincial minimum wage (upah minimum provinsi / UMP) regulation. We set the lowest salary in our Company to be above the UMP level. Our employee turnover rate in 2017 reached 0.2% increased from 0.1% in 2016. Most of the employees were not working with the Company anymore due to employees’ own request.

The following table presents the comparison between the remuneration and UMP level and our employee turnover rate from 2015 to 2017.

Table of Comparison between the Employee Remuneration of Telkom and UMP Level for 2015-2017*)

No.	Description	2017		2016		2015
		Male	Female	Male	Female	Male	Female
1	Senior Management	100%	100%	100%	100%	100%	100%
2	Middle Management	100%	100%	100%	100%	100%	100%
3	Supervisor	100%	100%	100%	100%	100%	100%
4	Others	100%	100%	100%	100%	100%	100%

*) The smallest wage for new employees at entry-level positions

Table of Telkom Employee’s Turnover for 2015-2017

No.	Description	2017	2016	2015
1	Number of employees of Telkom (people)	13,956	14,933	16,097
2	Rate of employee turnover	27	11	11
a	On employees’ own request	15	11	8
b	Due to becoming administrators of political parties	0	0	-
c	Due to becoming board of directors of State-Owned Enterprises / government officials	4	0	1
d	Disciplinary violation	0	0	2
e	Marriage with any employees of Telkom	8	0	0
f	Pension	0	0	0
g	Death	0	0	0
3	Percentage of Turnover (%)	0.2	0.1	0.1

Rate of Occupational Accidents

In line with our achievement in 2016 and 2015, we recorded zero accident in 2017. This is considered an excellent achievement of our efforts in taking care of the employee’s health and safety.

Complaints of Labor Issues

We understand the importance of manpower as one of the most crucial components in conducting business activities and achieving performance targets as effectively and efficiently as possible. Therefore, we make our best efforts to minimize the negative impacts of existing labor issues. One of the efforts we make is to provide a number of employee complaint mechanisms for the early detection and settlement of problems.

Complaints of labor issues may be submitted through:

1.	HR helpdesk, is a complaint mechanism through the web-in service, email-in service HR_helpdesk@telkom.co.id, and phone-in service number 1500305.
2.	HR Wiki, is a search engine service used by the employees to obtain information about employment in Telkom.
3.	Employee aspiration, is an adaptation of the employee suggestion system (ESS) which may be utilized by the employees to convey their suggestions and aspirations.
4.	Employee reference, is a catalogue of human capital or employment policy of Telkom available to the employees, including regulations and explanations.

Digital Working Style

The development of digital technology affects the culture and way of working becomes faster, easier and more open. We utilize various digital applications for employees to support daily operations such as corporate portal applications including e-office, e-budgeting, file sharing collaboration, career management, training and others.

In addition, we also create a flexible and open work culture, to attract employees in doing various innovations, one of the programs is Digital Amoeba. This program is specifically intended to find the internal talents of Telkom that facilitate employees who want to develop digital startup.

SOCIAL RESPONSIBILITIES TOWARDS SOCIOECONOMIC SOCIETY

TARGETS AND PLANS IN 2017

We had a number of targets and plans in 2017 in carrying out our social responsibilities towards socioeconomic society. The CSR and Partnership and Environment Development Program (PKBL) schemes were our bases in preparing budgets and funding targets for our programs. We present more detailed information about our social responsibility plans in the Sustainability Report.

Conducted Activities

The implementation of our social responsibilities towards socioeconomic society was conducted through the schemes of CSR programs and PKBL activities. Our CSR program was called SOE for Nation (BUMN Hadir untuk Negeri) with the theme is Telkom Indonesia for Indonesia, and with the main program of: Planet – Digital Environment, People – Digital Society, and Profit – Digital Economy.

Some of the activities we conducted were, among others, renovations of veteran houses, Telkom CSR Day, and Gantari Award for disabled people. In addition, we also conducted the Telkom Berbagi 2017 Program which was carried out in the month of Ramadhan and to celebrate the Eid al-Fitr. Other activities we conducted were Telkom Peduli Budaya Nusantara and Telkom Craft Indonesia. In the educational aspect, we conducted the programs of Digital Library (Pustaka Digital), Indonesia Digital Learning, and SOE Goes to Campus (BUMN Hadir di Kampus). In addition, as a clear manifestation in encouraging the growth of the digital industry through community development programs, we are organizing Indigo program of the nation which is the incubator program and accelerator of Indonesian digital startup, starting from pre-incubation stage to funding. We present more detailed information about CSR and PKBL activities of Telkom in the Sustainability Report 2017 of Telkom.

In 2017, the costs incurred for the implementation of our social responsibility activities reached Rp418.08 billion. The largest portion of the costs incurred was for the partnership programs in the amount of Rp307.61 billion, followed by Rp81.97 billion for environment development programs and Rp28.50 billion for CSR programs.

Table of Costs Incurred for Social Responsibilities towards Socioeconomic Society for 2015-2017

No.	Description of Programs	2017 Rp billion	2016 Rp billion	2015 Rp billion
1.	CSR Programs	28.5	19.3	18.3
2.	Partnership Programs	307.6	360.9	347.0
3.	Environment Development Programs	82.0	82.0	72.4
	Total Costs	418.1	462.2	437.7

We used such funds to carry out various community social development programs as stated in the following table:

Table of Realization of Fund Distribution for Partnership Programs and Increase of Number of Partners

No	Business Sector	Number of Partners			Fund Distribution (Rp billion)
		2017	2016	2015	2017
1	Industry	1,683	1,784	1,895	53.9	60.9	56.4
2	Trading	4,592	6,371	6,972	144.6	203.5	194.0
3	Agriculture	120	200	229	4.4	7.2	6.8
4	Farming	237	351	429	8.6	13.3	12.8
5	Plantation	121	201	207	3.4	5.4	5.6
6	Fishery	199	276	333	6.5	8.0	9.2
7	Service	1,404	1,751	1,896	47.8	61.5	55.3
8	Others	11	22	20	0.4	1.2	0.9
	Sub Total	8,367	10,956	11,981	269.6	360.9	341.0
	Partnership Development Fund				38.0	0	6.0
	Total				307.6	360.9	347.0
	CAGR (%)	(23,6)	(8,6)		(14.8)	4.0

Table of The Distribution of Funds for Community Program

No	Donation Type	Total Donation Objects			Total Disbursement (Rp billion)
		2017	2016	2015	2017	2016	2015
1	Natural Disaster Victims Donation	20	20	17	0.7	0.9	1.3
2	Education Donation	392	492	336	25.1	35.7	41.2
3	Healthcare Improvement Donation	113	154	62	4.8	10.4	1.5
4	Improvement of Infrastructure and Public Facilities Donation	311	221	170	11.8	13.4	15.7
5	Place of Worship Donation	395	382	219	10.2	10.6	8.5
6	Nature Conservation Donation	18	30	27	1.1	0.9	0.8
7	Civil Society in Order for Poverty Alleviation Donation	86	22	2	28.3	1.6	0.0
8	Capacity Improvement Donation to Foster Partners	0	115	42	-	8.4	3.5
	Total	1,335	1,436	875	812.0	82.0	72.4
	CAGR (%)	(7.03)	64.1		-	13.2

Local Workers

We pay attention to the socioeconomic impacts of our business activities, one of which was the impacts of recruitment of local workers. The recruitment was conducted both directly, which was carried out by Telkom and subsidiaries, or indirectly, by our contractors.

Anti-Corruption

We do any possible efforts to prevent corruption. We undertook prevention, supervision and enforcement involving active participation of every function in the Company. One of our efforts was selecting suppliers in several stages, such as registration through the Supply Management and Logistic Enhancement (SMILE) application, selection of suppliers, and determination of suppliers entitled to participate in the tender.

Our anti-corruption policies require every person in our Company to sign an Integrity Pact. We also have a specific portal with respect to corruption called myintegrity.telkom.co.id. In order for our employees to have an adequate capacity to prevent corruption, we conducted an anti-corruption training for our employees.

SOCIAL RESPONSIBILITIES TOWARDS ENVIRONMENT: ENVIRONMENT CONSERVATION AND PRESERVATION

TARGETS AND PLANS IN 2017

In 2017, we had a number of targets and plans to cope with the environmental aspect. Those targets and plans were, among others, related to the water consumption, liquid waste management, electricity consumption and saving, and solid waste management.

The following table presents data of our achievement for the targets we set in 2017.

Table of Realization for Social Responsibility Efforts of Telkom towards the Environment 2015-2017

No.	Description	Units of Measurement	2017	2016	2015
1.	Electricity Consumption	MWh	408,460	415,428	478,924
2.	CO2 emissions	Ton Eqv CO2	363,937	370,147	426,714
3.	Water Consumption	1,000 M3	1,724	873	1,297
4.	Paper Saving	Reams of paper	10,262	10,124	10,604

Conducted Activities

We have an energy management initiative with active and passive design approach, which was carried out in three main programs: Managed Service Program, Managed Service Asset Protection Program, and Managed Service Program for electricity. Based on the computation in 2012, we calculate the CO2  emissions from the utilization of electricity and petroleum.

We also combined the energy reduction program with health benefits through the bicycle utilization initiative every Friday. In 2017, we participated in the Earth Hour activities to reduce energy consumption and give positive contributions towards emission reduction and environment and air quality.

In order to decrease the use of paper materials, we have utilized online official memo. We have also provided digital platforms for customers to make digital transactions, such as the utilization of electronic bills and e-banking digital transaction application, to help reduce paper usage. In 2017, we succeeded in saving 10,262 reams of paper, compared to the usage of 10,124 reams of paper in 2016, assuming an average 1 official memo consists of 2 pieces and shown to the 3 peoples recipient and the next each forwarded to 3 peoples.

Water Usage and Liquid Waste Management

We conserve water by using automatic water taps in office buildings. Our primary water source is from the drinking water Company in Jakarta used for the domestic needs of the Company. Specifically for the needs of vehicle washing and plant watering, we utilize the recycled water through simple filtration processes with charcoal. In addition, we also conserve water by making biopores and water reservoirs around the office buildings. In 2017, our water usage is 1,724 1000M3.

Graph of Office Clean Water Consumption and Emissions of Telkom 2015-2017 (1000M3)

Energy Efficiency and Eco-Friendly Energy Utilization

We have implemented various initiatives in relation to energy through energy conservation approaches and utilization of eco-friendly energy. For instance, since 2010, we have utilized inverter-equipped AC’s. Our data centre also prioritize the usage of LED lights and cooling system management to conserve more energy. To reduce the energy usage of office buildings, we utilize reflective glass with 6mm of thickness to reduce the incoming heat.

Table of Electricity Consumption Savings through the LED Lights Usage Initiative for 2015-2017

No	Year	Number of Locations	Number Installed	Savings (Kwh)	Savings (Rp)	Reduction (Kg CO2)
1	2015	191	34,783	12,733,125	13,048,932,710	11,345,214.59
2	2016*	0	0	13,498,201	14,158,633,463	12,026,897.74
3	2017*	0	0	4,499,401	4,719,544,488	4,008,965.91

Remarks:* there was no addition of LED lights

Table of Electricity Consumption Savings of Telkom through the Eco-Friendly AC’s Utilization Initiative for 2015-2017

No	Year	Number of Locations	Number Installed	Savings (Kwh)	Savings (Rp)	Reduction (Kg CO2)
1	2015	460	6,642	2,222,807	2,889,649,620	1,980,521.39
2	2016	0	980	7,945,273	10,328,854,536	7,079,238.49
3	2017	0	0	2,850,440	3,705,571,584	2,539,741.93

In the past three years, energy usage decreased from 478,924 MWh in 2015 to 408,460 MWh in 2017. In conjunction with the decrease of energy usage, emissions also decreased to 363,937 Ton Eq CO2. The decrease of energy consumption was due to electricity savings through the utilization of LED lights and eco-friendly AC’s. We present more detailed information about our achievement of energy savings in 2017 in the Sustainability Report 2017.

Further, the utilization of eco-friendly energy is implemented on the Base Transceiver Station or BTS by using solar panels and micro hydro. In certain areas where the electricity supply for the BTS resource is hardly obtainable, we utilize the combination of generators, solar panels, and wind energy to generate electricity in order to decrease the petroleum usage.

Management System of Solid Waste of Hazardous Toxic Materials and Non-Hazardous and Non-Toxic Materials (Limbah Padat B3 and Non-B3)

In the case of waste management, we submit both the solid waste of hazardous and toxic materials or the so-called B3 waste, and non-B3 waste, to the Government official mechanism through the local Sanitary Agency. Specifically for the management of mercury lamps B3 waste, we cooperate with the manufacturers of Phillips and Osram lamps.

Environmental Complaint Mechanisms

Our business characteristics in the telecommunication and digital industry cause relatively low impacts on the environment. Therefore, there has been no complaint from the citizens or other stakeholders about environmental issues so far. Should there be any violation of environmental regulations, we welcome any complaints to the mechanism of Whistle Blowing System (WBS) or complaints may be submitted directly to the Corporate Secretary.

Certification in Field of Environment

In conformity with our concern for the environment, our data center that is managed by Telkom Sigma has obtained a certification in the field of environment, namely the ISO 14001, by the British Standards Institution.

Table of Certification in the Field of Environment Obtained by Telkom for 2017

No	Year	Certification	Recipient	Certifying Institution	Validity Period
1.	2014	EMS ISO 14001	Telkom Sigma	The British Standards Institution (BSI)	2017

PARTNERSHIP AND COMMUNITY DEVELOPMENT PROGRAM (PKBL) 160 PCDP Summary 160 PCDP Report

PARTNERSHIP & COMMUNITY DEVELOPMENT PROGRAM (PKBL)

PKBL SUMMARY

PARTNERSHIP PROGRAM

Rp307.61 billion*

8,367 Partners

2017 PARTNERSHIP PROGRAM REALIZATION

Sector	Realization	Partners
Trading	Rp144.56 billion	4,592 Partners
Industry	Rp53.92 billion	1,683 Partners
Farms	Rp8.56 billion	237 Partners
Services	Rp47.8 billion	1,404 Partners
Fishery	Rp6.48 billion	199 Partners
Plantation	Rp3.46 billion	121 Partners
Agriculture	Rp4.37 billion	120 Partners
Others	Rp430 million	11 Partners

COMMUNITY DEVELOPMENT PROGRAM

Rp81.97 billion

2017 COMMUNITY DEVELOPMENT PROGRAM REALIZATION

Natural Disaster Victim Donation	Rp690 million
Education Donation	Rp25.08 billion
Healthcare Improvement Donation	Rp4,78 billion
Improvement of Infrastructure and/or Public Facilities Donation	Rp11.85 billion
Places of Worship Donation	Rp10.21 billion
Nature Conservation Donation	Rp1,1 billion
Civil Society in Order for Poverty Alleviation Donation	Rp28.26 billion

PARTNERSHIP AND COMMUNITY DEVELOPMENT PROGRAM (PKBL) REPORT

PKBL OBJECTIVES

The Partnership and Community Development Program (PKBL) is a community empowerment focused on the economic and social aspects that directly or indirectly relates to Telkom’s main business. The PKBL is not only an obligation for Telkom as a SOE, but also an effort to manage the impacts of the Company’s policies and operational activities on the community and natural environment on an ongoing basis. The program consists of the Partnership Program which includes distribution of loan funds to Small Medium Enterprise (SME) and Foster Partner Capacity Enhancement, and the Community Development Program which includes seven Objects of Assistance, namely:

1.	Natural Disaster Victim Donation
2.	Education Donation
3.	Healthcare Improvement Donation
4.	Improvement of Infrastructure and/or Public Facilities Donation
5.	Places of Worship Donation
6.	Nature Conservation Donation
7.	Civil Society in Order for Poverty Alleviation Donation

LEGAL BASIS AND GENERAL POLICY

The implementation of PKBL activities has been regulated through Law No.19 dated June 19,  2003 on SOE and a Decree of the Minister of State-Owned Enterprises which has been amended from time to time, the last one was by Regulation of the Minister of State-Owned Enterprises No.PER‑02/MBU/7/2017 dated July 5, 2017 regarding the Second Amendment to Regulation of the Minister of State-Owned Enterprises No.PER‑09/MBU/07/2015 on the Partnership Program and Community Development Program of State-Owned Enterprises, and Letter of the Minister of State-Owned Enterprises No.S‑513/MBU/08/2016 dated August 30, 2016 concerning the Delivery of Aspirations of Public Shareholders for the Preparation of the 2017 Corporate Work Plans and Budgets.

To perform this obligation, the Company has formulated policy and operational guidelines under Regulation of the Board of Directors PR.202.60/r.00/HK200/COP-A2000000/2017 dated August 8, 2017 about the Community Development Center Organization.

SUCCESS PARAMETER

CSR (PKBL) Index

In 2017, the Company conducted a measurement of CSR (PKBL) Index with the achievement of 73.07%. The achievement shows that the Company’s CSR activities brought an impact at the rate of 73% on customer loyalty and corporate reputation.

Net Promoter Score - NPS

In addition to measuring the CSR (PKBL) Index, the Company also measured the rate of public recommendation and promotion to use Telkom products in the Net Promoter Score (NPS). The survey resulted in the following NPS.

The results of NPS measurement in 2017 showed positive value from the public perspective in recommending the use of Telkom products.

The Effectiveness of Partnership Program Fund Disbursement

In 2017, the target of fund disbursement of the Partnership Program was 80% of available funds with the realization rate of 93.72% and score of 3.

Table of Effectiveness of Partnership Program Fund Disbursement

	Year
Partnership Program	2017	2016	2015
Total Funds Disbursed	307.61	360.92	346.97
Total Funds Allocated	328.21	366.54	384.34
Fund Disbursement Effectiveness Rate (%)	93.72	98.47	90.28
Fund Disbursement Effectiveness Score	3	3	3

The Collectability of Partnership Program Funds

The target of collectability rate in 2017 was 80% while the realization was 85.17% with the score of 3.

Table of Collectability of Partnership Program Funds

	Year
Collectibility	2017	2016	2015
Collectibility Rate (%)	85.17	88.54	71.37
Score	3	3	3

The Effectiveness of Community Development Program Fund Disbursement

The 2017 target of 80% was channelled from the allocation of Rp82 billion with the realization of Rp81.97 billion or 99.97% of the 2017 fund allocation.

Table of Budget Allocation of Partnership Program and Community Development 2016-2017

	Year
Community Development Program	2017	2016	2015
Total Funds Disbursed	81.97	81.97	72.41
Total Funds Allocated	82.00	82.00	82.00
Fund Disbursement Effectiveness Rate	99.97	99.97	88.30

PKBL BUDGET ALLOCATION

The allocation of funds for PKBL activities, as stipulated by the Ministry of SOE, stemmed from the Company’s profit allowance for the Partnership Program funds and the Company’s budget allocation for the Community Development Program funds.

No	Type of Program	2017	2016	% of Change
1	Partnership Program	328.21	366.54	-10.46
2	Community Development Program	82.00	82.00	0.00
	Total	410.21	448.54	-8.55

PKBL REALIZATION

PKBL Program in 2017 consists of The Partnership Program and The Community Development Program.

Partnership Program

The Partnership Program is a program of empowering economic competence to increase revenues through Small Medium Enterprise activities by providing low interest loan funds that are set aside from a portion of SOEs’ operating profits with a focus on digitizing partnership management, providing digitalization training for foster partners and involving foster partners in national and international exhibitions.

In 2017, the Partnership Program fund disbursement amounted to Rp269.58 billion to 8,367 Foster Partners which consisted of industry, trade, agriculture, farm, plantation, fisheries, service, and other business sectors. The realization of total Foster Partners and Fund Disbursements per Business Sector from 2015 to 2017 is shown below.

					Total Disbursements
		Number of Foster Partners			(Rp billion)
No	Business Sector	2017	2016	2015	2017	2016	2015
1	Industry	1,683	1,784	1,895	53.92	60.92	56.37
2	Trading	4,592	6,371	6,972	144.56	203.48	193.97
3	Agriculture	120	200	229	4.37	7.18	6.77
4	Farming	237	351	429	8.56	13.29	12.81
5	Plantation	121	201	207	3.46	5.40	5.56
6	Fishery	199	276	333	6.48	7.97	9.21
7	Service	1,404	1,751	1,896	47.80	61.52	55.32
8	Others	11	22	20	0.43	1.16	0.95
	Sub Total	8,367	10,956	11,981	269.58	360.92	340.96
	Fostering Partnership Fund				38.03	0	6.01
	Total				307.61	360.92	346.97
	CAGR (%)	(23.63)	-8.56		-14.77	4.02

The number of recipients of the Partnership Program funds in 2017 decreased by 23.63% compared to 2016, while the amount of funds disbursed in 2017 decreased by 14.77%.

To enhance the capacity of the Foster Partners, In 2017 we focused on three main activities, namely Digitizing the Partnership Program Management, Providing Digitalization Training for the Foster Partners, and Involving the Foster Partners in National and International Exhibitions.

Partnership Program Management Digitalization

Since the implementation of PKBL Management Information System (SIM) in 2007, Telkom has used digital technology to manage the data of Foster Partners in the Partnership Program. In 2016, Telkom implemented loan application for the Partnership Program through SmartBisnis website and instalment payment through virtual bank accounts with Mandiri Bank and BNI Bank. In 2017, the instalment payment service through virtual accounts was expanded in collaboration with subsidiaries of PT Finnet Indonesia as a non-bank payment point aggregator, including PT Pos Indonesia, PT Pegadaian, Alfamart, and Indomart. They are aimed to facilitate the Foster Partners in making instalment payments.

SME Digitalization Training

We have provided the training since 2015 in order to help the Foster Partners, promote, and market their products to enter the global market by utilizing the facilities of blanja.com website. In 2017, training was provided for 1,094 SME. In addition to digitalization training, we also conducted digitalization seminars to broaden the Foster Partner’s insight.

National and International Exhibitions

Telkom has consistently encouraged its Foster Partners to participate in national and international exhibitions. In 2017, 150 Foster Partners took part in Telkom Craft Indonesia which is a part of Rumah Kreatif BUMN and Telkom’s improvement in enhancing the capacity of its Foster Partners. Other exhibitions included Adiwastra Exhibition, Kriyanusa Exhibition, and international exhibition Sail Sabang 2017. Previously, Telkom had participated in similar exhibitions such as Sail Komodo - Labuan Bajo, Sail Raja Ampat, Sail Tomini, and Sail Karimata. For overseas exhibitions, Telkom engaged Foster Partners in an exhibition in Al-Jazair in 2016 and the Foire Internationale De Marseille-France Exhibition in 2017.

The Community Development Program

The Community Development Program is a community empowerment program in the Company’s business areas covered seven fields, which are Nature Disaster Victims Donation, Education Donation, Healthcare Improvement Donation, Improvement for Infrastructure and/or Public Facilities Donation, Places of Worship Donation, Natural Conservation Donation, and Civil Society in Order for Poverty Alleviation Donation. The donations are part of the SOE’s Hadir untuk Negeri program.

The actual distribution of funds for the Community Development Program amounted to Rp81.97 billion or 99.97% of fund disbursement commitment of Rp82 billion. The following table shows the distribution of funds for the Community Development Program per type of assistance from 2015 until 2017.

					Total Disbursements
		Total Donation Objects			(Rp billion)
No	Donation Type	2017	2016	2015	2017	2016	2015
1	Natural disaster victims donation	20	20	17	0.69	0.94	1.30
2	Education donation	392	492	336	25.08	35.68	41.15
3	Healthcare improvement donation	113	154	62	4.78	10.42	1.47
4	Improvement for infrastructure and/or public facility donation	311	221	170	11.85	13.37	15.74
5	Places of worship donation	395	382	219	10.21	10.62	8.47
6	Nature conservation donation	18	30	27	1.10	0.91	0.75
7	Civil sociaety in order for poverty alleviation donation	86	22	2	28.26	1.64	0.01
8	Capacity improvement donation to foster partners	0	115	42	—	8.39	3.52
	Total	1,335	1,436	875	81.97	81.97	72.41
	CAGR (%)	-7.03	64.11		0	13.20

Nature Disaster Victims Donation

Natural disaster assistance is aimed at relieving the burden of the people affected by natural disasters. In 2017, Telkom distributed aid affected by disasters, such as floods in Bandung and Bima Regencies, eruptions of Agung Mountain and Sinabung Mountain, landslide in Pacitan and earthquake disaster in Pidie Jaya.

Education Donation

As the implementation of the commitment to development of the country’s digital technology competence, Telkom is active in improving the quality of education under the Indonesia Digital Learning program by providing Digital Library (Pustaka Digital/PaDi) facilities and My Teacher My Hero Program. Up to 2017, Telkom has provided 3,991 units of PaDi, and digital training for 1,099 teachers under My Teacher My Hero program. The IDL Program was also appreciated by the President of the Republic of Indonesia in his speech at the opening of the 2017 PGRI Congress.

In addition to improving the community’s ability to use digital technology, Telkom also participated in maintaining the local wisdom and cultural values in the young generation through Telkom Peduli Budaya program which was held in 5 cities, namely Bandung, Yogyakarta, Balikpapan, Makassar and Pekanbaru, and organized the Siswa Mengenal Nusantara program which was joined by 20 students as of 2017.

Healthcare Improvement Donation

Donation for public health is also a concern of Telkom, among others through the Disability Care Program which has been running since 2016. The implementation of the 2017 Disability Care Program included gave an appreciation the Gantari Award which was held in collaboration with the Kick Andy Foundation for people with disabilities who were selected as inspirators for persons with disabilities to live independently.

Overall in 2017, Telkom has distributed aid to 590 difable people (deaf, blind, and disabled people) as well as providing Broandband Learning Center Difable (BLC-D) assistance and as well as the development of Mata Hati disability community.

Other forms of Public Health Assistance included blood donation and cheap market in Makassar under the Safari Ramadhan program.

Improvement of Infrastructure and/or Public Facilities Donation

The purpose of this program is to improve services to the public in terms of facilities and infrastructure. The program is expected to increase the community’s accessibility to their activities, facilitate activities with the support of the improvement of bridges and clean water supply for the Badui communities, and provide the infrastructure of Mama-Mama Market in Papua.

Places of Worship Donation

In addition to the construction of Public Facilities, Telkom gives attention to the construction and improvement of religious facilities in order to improve the implementation of religious activities of the community. The donation includes the construction and renovation of mosques and churches.

Nature Conservation Donation

The donation program for Nature Consrevation is part of the Company’s commitment to the environment. The Nature Conservation Program includes reforestation around Merapi Mount area, Wali Pohon in Lembang, and conservation of 50,000 trees around Lake Toba which were planted in 2016.

Civil Society in Order for Poverty Alleviation Donation

Through Civil Society in Order for Poverty Alleviation Donation, Telkom hopes to improve the lives of the poor both in urban and rural areas. The Civil Society in Order for Poverty Alleviation Donation provided in 2017 included 150 Housse of the Bedah Rumah Veteran program in West Java, 52 Houses of Bedah Rumah Pensiunan Telkom, Balai Ekonomi Desa (Balkondes) in Magelang, the groundbreaking of which was done in 2016 by SOE’s Minister.

Employee Volunteer Program (EVP)

The Employee Volunteer Program (EVP) is part of the main program Work Life Integration which serves as a forum to facilitate social activities initiated by Insan Telkom Group (Telkomers) in the scope of individuals, business units, and employee communities within the Telkom Group. In 2017, the EVP was run as a strengthening of corporate culture by 87 Kipas Budaya.

APPENDICES 160 Glossary 160 List of Abbreviations

GLOSSARY

2G

The abbreviation for second generation: relating to or using a technology that gave mobile phone users improved features and allowed people to send text messages (SMS).

3G

The generic term for third generation mobile telecommunications technology. 3G offers high speed connections to cellular phones and other mobile devices, enabling video conference and other applications requiring broadband connectivity to the internet.

4G/LTE

A fourth generation super fast internet network technology based on Internet Protocol (IP) that makes the process of data transfer much faster and stable.

Adjusted EBITDA

Adjusted EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA and other related ratios in this Annual Report serve as additional indicators on our performance and liquidity, which is a non-GAAP financial measure.

ADS

American Depositary Share (also known as an American Depositary Receipt, or an “ADR”), a certificate traded on a U.S. securities market (such as New York Stock Exchange) representing a number of foreign shares. Each of our ADS represents 200 of our Series B shares having a par value of Rp50 per share ("common stock").

ARPU

Average Revenue per User, a measure used primarily by telecommunications and networking companies which states how much money we make from the average user. It is defined as the total revenue from specified services divided by the number of consumers for those services.

Backbone

The main telecommunications network consists of transmission and switching facilities that connect multiple network access nodes. The transmission network between node and switching facilities includes microwaves, submarine cables, satellites, optical fibers, and other transmission technologies.

Bandwidth

The capacity of a communication link.

Bapepam-LK

Badan Pengawas Pasar Modal dan Lembaga Keuangan, or the Indonesian Capital Market and Financial Institution Supervisory Agency, the predecessor to the OJK.

Broadband

A signaling method that includes or handles a relatively wide range (or band) of frequencies.

BSS

Base Station Subsystem, the section of a cellular telephone network responsible for handling traffic and signaling between a mobile phone and the network switching subsystem. A BSS is composed of two parts: the BTS and the BSC.

BTS

Base Transceiver Station, equipment that transmits and receives radio telephony signals to and from other telecommunication systems.

C-Band

C-Band is a frequency allocation for communications satellites. C-Band uses 3.7-4.2GHz for downlink and 5.925-6.425Ghz for uplink. The lower frequencies that C Band uses perform better under adverse weather conditions than the Ku band or Ka band frequencies.

Consortium

Co-financing a project or enterprise undertaken by two or more banks or financial institutions.

CPE

Customer Premises Equipment, any handset, receiver, set-top box or other equipment used by the consumer of wireless, fixed line or broadband services, which is the property of the network operator and located on the customer premises.

Cybersecurity

Cyber security is an effort to protect information from cyber-attack. Cyber-attack in information operations is any kind of deliberate action to disrupt the confidentiality, integrity, and availability of information.

DWIWARNA SHAREHOLDERS

Shares owned by The Indonesian Government.

e-Commerce

Electronic Commerce, the buying and selling of products or services over electronic systems such as the internet and other computer networks.

EDGE

Enhanced Data rates for GSM Evolution, a digital mobile phone technology that allows improved data transmission rates as a backward-compatible extension of GSM.

Edutainment

Education and Entertainment.

Fiber Optic

Cables using optical fiber and laser technology through which modulating light beams representing data are transmitted through thin filaments of glass.

Fixed Line

Fixed wireline and fixed wireless.

Fixed Wireline

A fixed wire or cable path linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.

FTTH

Fiber To  The Home are the implementation of fiber optic network that reaches up to customer point or known as customer premise.

Gateway

A peripheral that bridges a packet based network (IP) and a circuit based network (PSTN).

Gbps

Gigabyte per second, the average number of bits, characters, or blocks per unit time passing between equipment in a data transmission system. This is typically measured in multiples of the unit bit per second or byte per second.

GPRS

General Packet Radio Service, a data packet switching technology that allows information to be sent and received across a mobile network and only utilizes the network when there is data to be sent.

GMS

General Meeting of Shareholders, which may be an Annual General Meeting of Shareholders (“AGMS”) or an Extraordinary General Meeting of Shareholders (“EGMS”).

GraPARI

Telkomsel service network.

GSM

Global System for Mobile Telecommunication, a European standard for digital cellular telephone.

Homes passed

A connection with access to fixed line voice, IPTV and broadband services.

ICT Platform

an abbreviation of information and communications technology platform. ICT platform services consist of enterprise connectivity, IT services, data center and cloud services, business process outsourcing, device & hardware sales and services.

Interconnection

The physical linking of a carrier’s  network with equipment or facilities not belonging to that network.

Intranet

a computer network based on TCP / IP protocols such as the internet, however the usage is restricted or closed and only certain people or users who can log on and use the intranet network.

IP

Internet Protocol, the method or protocol by which data is sent from one computer to another on the internet.

IP Backhaul

A term used to define a communication path, particularly a microwave or optical fiber, between a base station with a communication or network communication switch.

IPO

Initial Public Offering, the first sale of stock by a Company to the public.

IPTV

Internet Protocol Television, a system through which television services are delivered using the Internet Protocol suite over a packet-switched network such as the internet, instead of being delivered through traditional terrestrial, satellite signal, and cable television formats.

ISP

Internet Services Provider, an organization that provides access to the internet.

Ku-Band

The Kurtz-under band (Ku band) is a frequency range or segment of the radio spectrum 11-17GHz. This range is often used for satellite communications, including VSAT, and some types of satellite antennas.

Mbps

Megabyte per second, a measure of speed for digital signal transmission expressed in millions of bits per second.

Metro Ethernet

Bridge or relationship between locations that are apart geographically, this network connects LAN customers at several different locations.

MHz

Megahertz, a unit of measure of frequency equal to one million cycles per second.

Mobile Broadband

The marketing term for wireless  internet access through a portable modem,  mobile phone,  USB Wireless Modem or other mobile devices.

Monetization

convert an asset or any object into money or legal tender.

Network Access Point

A public network exchange facility where ISPs connected with one another in peering arrangements.

OJK

Otoritas Jasa Keuangan, or the Indonesian Financial Services Authority, the successor of Bapepam-LK, is an independent institution with authority to regulate and supervise financial services activities in the banking sector, capital market sector as well as non-bank financial industry sector.

PSTN

Public Switched Telephone Network, a telephone network operated and maintained by us and the KSO Units for us and on our behalf.

Pulse

The unit in the calculation of telephone charge.

Reverse Stock

The compression of shares to become smaller amount of shares using higher value per share.

RMJ

Regional Metro Junction, an inter-city cable network installation service in one regional (region/province).

Satellite Transponder

Radio relay equipment embedded in a satellite that receives signals from earth and amplifies and transmits the signal back to the earth.

SCCS

Submarine Communications Cable System, a cable laid on the sea bed between land-based stations to carry telecommunication signals across stretches of ocean.

SIM cards

Subscriber Identity Module card is a stamp-sized smart card placed on a mobile phone that holds the key to the telecommunication service.

SME

Small and Medium Enterprise.

SMS

Short Messaging Service, a technology allowing the exchange of text messages between mobile phones and between fixed wireless phones.

SOA

Sarbanes-Oxley Act, effective from July 30, 2002, also known as Public Company Accounting Reform and Investor Protection Act and Corporate and Auditing Accountability and Responsibility Act.

Stock Split

Splitting the number of shares becoming more shares using lower value per share.

Switching

A mechanical, electrical or electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications network.

TIMES

Telecommunication, Information, Media, Edutainment and Service.

TPE

a normalized way to refer to transponder bandwidth it simple means how many transponders would be used if the same total bandwidths used only 36 Mt transponder (1 TPE = 36 MHz).

Treasury Stock

Company’s share that has been buy back from the outstanding share temporarily.

UMTS

Universal Mobile Telephone System, one of the 3G mobile systems being developed within the ITU’s IMT‑2000 framework.

VSAT

Very Small Aperture Terminal, a relatively small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user’s premises and used for two-way communications by satellite.

LIST OF ABBREVIATIONS

Keyword	Descripstions
AAG	Asia America Gateway
AC	Air Conditioner
AGMS	Annual General Meeting of Shareholders
AO	Application Owner
ARPU	Average Revenue per User
ASBL	Aceh-Sibolga-Batam-Larantuka
ATL	Above The Line
BCM	Business Continuity Management
B3	Bahan Berbahaya dan Beracun
BEI	Bursa Efek Indonesia
BLC	Broadband Learning Center
BLC-D	Broadband Learning Center Difable
BOC	Board of Commisioner
BOD	Board of Director
BPJS	Badan Penyelenggara Jaminan Sosial
BPO	Business Process Outsourcing
BSCS	Batam Singapore Cable System
BTL	Below The Line
BTS	Base Transceiver Station
BUMN (SOE)	Badan Usaha Milik Negara (State-Owned Enterprises)
CA	Certified Accountant
CAGR	Compound Annual Growth Rate
CAPEX	Capital Expenditure
CDC	Community Development Center
CDI	Customer Dissatisfaction Index
CEH	Certified Ethical Hacker
CEO	Chief Executive Officer
CFE	Certified Fraud Examiner
CFU	Customer Facing Unit
CIA	Certified Internal Audit
CFO	Chief Financial Officer
CGPI	Corporate Governance Perception Index
CISA	Certified Information System Audit
CLI	Customer Loyalty Index
COE	Calendar of Event
CONS	Consumer Service
CORE	Center of Reformation
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CRM	Compliance Risk Management
CRMGA	Compliance, Risk Management, & General Affair
CSI	Customer Satisfaction Index
CSR	Corporate Social Responsibility
CSS	Corporate Strategic Scenario
DER	Debt Equity Ratio
DiLo	Digital Lounge
DMCS	Dumai Malacca Cable System
DS	Depository Shares
DSAK	Dewan Standar Akuntansi Keuangan (Board of Financial Accounting Standard)
DSP	Digital & Strategic Portfolio
DWDM	Dense Wavelength Division Multiplexing
EBIS	Enterprise & Business Service
EBITDA	Earning Before Interest Tax Depreciation and Amortization
Edutainment	Education and Entertainment
EGMS	Extraordinary General Meeting of Shareholders
EPS	Earning per Share
ERM	Enterprise Risk Management
ESS	Employee Suggestion System
ESOP	Employee Stock Ownership Program
EVP	Employee Voulenter Program
EY	Ernst & Young
FMCG	Fast Moving Consumers Good
FRAMES	Fraud Management System
FTTH	Fiber To The Home
FU	Functional Unit
GraPARI	Graha Pari Sraya
Gbps	Gigabyte per second
GCG	Good Corporate Governance
GGSN	Gateway GPRS Support Node
GHz	Gigahertz
GMS	General Meeting of Sharel Holder
GNNT	Gerakan Nasional Non-Tunai (National Non-Cash Movement)
GPRS	General Packet Radio Service
GRC	Governance, Risk, and Compliance
GSD	Graha Sarana Duta
GSM	Global System for Mobile Telecommunication
HCM	Human Capital Management
HSDPA	High Speed Downlink Packet Access
IA	Internal Audit
IAS	International Accounting Standards
ICT	Infomation and Communication Technology
ICOFR	Internal Control Over Financial Reporting
IDL	Indonesia Digital Learning
IDN	Indonesian Digital Network
IDN	International Domain Name
IDX	Indonesia Stock Exchange
IFAS	Indonesian Financial Accounting Standards
IFRS	International Financial Reporting Standard
IGG	Indonesia Global Gateway
IICG	Indonesia Institute for Corporate Governance
InEx	International Expansion
IoT	Internet of Things
IP	Internet Protocol
IPO	Initial Public Offering
IPTV	Internet Protocol Television
ISAK	Interpretasi Standar Akuntansi Keuangan (Interpretation of Statements of Financial Accounting Standards)
ISO	International Organization for Standardization
ISP	Internet Services Provider
ITX	Indonesia Tourism Exchange
KAP	Kantor Akuntan Publik
KEMPR	Komite Evaluasi dan Monitoring Perencanaan dan Risiko (Committee for Planning and Risk Evaluation and Monitoring)
KEU	Keuangan
KM	Kontrak Manajemen (Contract Management)
KNR	Komite Nominasi dan Remunerasi (Committee for Nomination and Remuneration)
KPI	Key Performance Indicator
KPKU	Kriteria Penilaian Kinerja Unggul (Criteria for Superior Performance Appraisal)
KPPU	Komisi Pengawasan Persaingan Usaha (Commission for the Supervision of Business Competition)
Kwh	Kilo Watt Hour
LED	Light Emitting Diode
LSA	Long Service Award
LSE	London Stock Exchange
M&A	Merger & Acquisition
M2M	Machine to Machine
Mbps	Megabyte per second
MDI	Metra Digital Investama
MHz	Megahertz
MNO	Mobile Network Operator
MVNO	Mobile Virtual Network Operator
MSS	Mobile Satellite Service
NAP	Network Access Point
NITS	Network, IT, & Solution
NPS	Net Promotor Score
NPWP	Nomor Pokok Wajib Pajak (Tax Identification Number)
NYSE	New York Stock Exchange
OCS	Online Charging System
OECD	Organization for Economic Co-operation and Development
OHSAS	Occupational Health and Safety Assessment System
OJK	Otoritas Jasa Keuangan (Indonesia Financial Service Authority)
OLO	Other Licensed Operator
ONT	Optical Network Termination
OSDSS	Operational and Strategic Decision Support Systems
OSP-FO	Outside Plan Fiber Optic
OTT	Over The Top
PaDi	Pustaka Digital
PAYU	Pay As You Use
PKBL	Program Kemitraan Bina Lingkungan (Partnership and Community Development)
PE-VPN	Provider Edge-Virtual Private Network
PMK	Peraturan Menteri Keuangan (Minister of Finance Regulation)
PN	Perusahaan Negara (State Company)
POJK	Peraturan Otoritas Jasa Keuangan (Regulation of Indonesia Financial Services Authority)
PoP	Point of Presence
POTS	Plain Old Telephone Service
PSAK	Pernyataan Standar Akuntansi Keuangan (Statements of Financial Accounting Standards)
PSTN	Public Switched Telephone Network
QIA	Qualified Internal Auditor
QMS	Quality Management System
QoS	Quality of Service
RAC	Risk Acceptance Criteria
RAN	Radio Access Network
RCSA	Risk & Control Self Assessment
RJPP	Rencana Jangka Panjang Perusahaan (Company’s Long Term Plan)
RKAP	Rencana Kerja Anggaran dan Pendapatan (Budgeting and Revenue Work Plan)
RMJ	Regional Metro Junction
ROA	Return on Asset
ROE	Return on Equity
SAK	Standar Akuntansi Keuangan (Financial Accounting Standard)
SCP	Service Control Points
SCPC	Single Carrier per Channel
SDM	Sumber Daya Manusia
SEA-ME-WE-5	South East Asia – Middle East – Western Europe 5
SEA-US	South East Asia-United States
SEC	Securities and Exchange Commission
SEKAR	Serikat Karyawan Telkom
SEOJK	Surat Edaran Otoritas Jasa Keuangan (Circular Letter of Indonesia Financial Service Authority)
SHA	Shareholders Agreement
SIM	Sistem Informasi Manajemen
SIUP	Surat Izin Usaha Perdagangan
SJC	South East Asia Japan
SLI	Sambungan Langsung Internasional
SME	Small and Medium Enterprise
SMILE	Supply Management and Logistic Enhancement
SMPCS	Sulawesi Maluku Papua Cable System
SMS	Short Messaging Service
SOP	Standard Operating Procedures
SOX	Sarbanes Oxley Act
SPH	Surat Pernyataan Harta (Statement of Property)
STB	Set Top Box
TIMES	Telekomunikasi, informasi, media, edutainment, and services
TIQA	Telkom Integrated Quality Assurance
TISCM	Telkom Integrated Supply Chain Management
TLT	Telkom Landmark Tower
TSA	Technical Support Agreement
TSO	Telkomsel Smart Office
UC&C	Unified Communication & Collaboration
UMTS	Universal Mobile Telephone System
USO	Universal Service Obligation
UTRAN	UMTS Terrestrial Radio Access Network
VAS	Value Added Service
VOD	Voice Over Data
VoIP	Voice over Internet Protocol
VSAT	Very Small Aperture Terminal
VP	Vice President
VTMS	Vessel Tracking Management System
WBS	Whistleblowing System
WIB	Wholesale and International Business
WINS	Wholesale and International Service
Witel	Wilayah Telekomunikasi
WPO	Whistleblower Protection Officer

CONSOLIDATED FINANCIAL STATEMENTS 160 Audited Consolidated Financial Statement 2017 160 Audited PKBL Financial Statement 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk and its subsidiaries

Consolidated financial statements as of December 31, 2017 and for the year then ended with independent auditor’s report

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated FinancialStatements

as of December31, 2017  and for the year ended

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its Subsidiaries

On behalf ofthe Board ofDirectors,  weundersigned:

1.	Name	:	Alex J. Sinaga
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Anggrek Nelimurni B-70 No. 38Kelurahan Kemanggisan Kecamatan Palmerah, Jakarta Barat
	Phone	:	(022) 452 7101
	Position	:	President Director
:
2.	Name	:	Harry M. Zen
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Zeni AD VI No. 4 Kelurahan Rawajati Kecamatan Pancoran, Jakarta Selatan
	Phone	:	(022) 452 7201/ 021 520 9824
	Position	:	Director of Finance

We hereby state as follows:

1.We are responsible for the preparation and presentation of the consolidated financial statement of PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries;

2.The Company and its subsidiaries’ consolidated financial statement have been prepared and presented in accordance with Indonesianfinancialaccountingstandards;

3.All information has been fully and correctly disclosed in the Company and its subsidiaries’consolidated financial statement;

4.The Company and its subsidiaries’ consolidated financial statement do not contain false material information or facts, nor do they omit any material information or facts;

5.We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, March 12, 2018

/s/Alex J. Sinaga	/s/Harry M. Zen
Alex J. Sinaga President Director	Harry M. Zen Director of Finance

Independent Auditor’s Report

Report No. RPC-5841/PSS/2018

The Shareholders, the Boards of Commissioners and Directors of

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We have audited the accompanying consolidated financial statements of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2017, and the consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of such consolidated financial statements in accordance with Indonesian Financial Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on such consolidated financial statements based on our audit. We conducted our audit in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether such consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditors’ Report (continued)

Report No. RPC-5841/PSS/2018 (continued)

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries as of December 31, 2017, and their consolidated financial performance and cash flows for the year then ended, in accordance with Indonesian Financial Accounting Standards.

Purwantono, Sungkoro & Surja

/s/ David Sungkoro, CPA

David Sungkoro, CPA

Public Accountant Registration No. AP.0691

March 12, 2018

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND FOR THE YEAR THEN ENDED

WITH INDEPENDENT AUDITOR’S REPORT

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	2017	2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,2u,3,31,37	25,145	29,767
Other current financial assets	2c,2e,2u,4,31,37	2,173	1,471
Trade receivables - net of provision for impairment of receivables	2g,2u,2ab,5,37
Related parties	2c,31	1,545	894
Third parties		7,677	6,469
Other receivables - net of provision for impairment of receivables	2g,2u,37	342	537
Inventories - net of provision for obsolescence	2h,6	631	584
Assets held for sale	2j,9	10	3
Prepaid taxes	2t,26	1,947	2,138
Claim for tax refund	2t,26	908	592
Other current assets	2c,2i,2m,7,31	7,183	5,246
Total Current Assets		47,561	47,701
NON-CURRENT ASSETS
Long-term investments	2f,2u,8	2,148	1,847
Property and equipment - net of accumulated depreciation	2l,2m,2aa,9,34	130,171	114,498
Prepaid pension benefit cost	2s,29	-	199
Intangible assets - net of accumulated amortization	2d,2k,2n,2aa,11	3,530	3,089
Deferred tax assets - net	2t,26	2,804	769
Other non-current assets	2c,2g,2i,2n,2u,10,26,31,37	12,270	11,508
Total Non-current Assets		150,923	131,910
TOTAL ASSETS		198,484	179,611
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	2o,2u,12,37
Related parties	2c,31	896	1,547
Third parties		14,678	11,971
Other payables	2u,37	217	172
Taxes payable	2t,26	2,790	2,954
Accrued expenses	2c,2u,13,31,37	12,630	11,283
Unearned income	2r,14	5,427	5,563
Advances from customers and suppliers	2c,31	1,240	840
Short-term bank loans	2c,2p,2u,15a,31,37	2,289	911
Current maturities of long-term borrowings	2c,2m,2p,2u,15b,31,37	5,209	4,521
Total Current Liabilities		45,376	39,762
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	2t,26	933	745
Unearned income	2r,14	524	425
Long service award provisions	2s,30	758	613
Pension benefits and other post-employment benefits obligations	2s,29	10,195	6,126
Long-term borrowings-net of current maturities	2c,2m,2p,2u,16,31,37	27,974	26,367
Other liabilities	2u,2o	594	29
Total Non-current Liabilities		40,978	34,305
TOTAL LIABILITIES		86,354	74,067
EQUITY
Capital stock	1c,18	5,040	5,040
Additional paid-in capital	2v,19	4,931	4,931
Treasury stock	2v,20	(2,541)	(2,541)
Other equity	2f,2u,21	387	339
Retained earnings
Appropriated	28	15,337	15,337
Unappropriated		69,559	61,278
Net equity attributable to:
Owners of the Parent Company		92,713	84,384
Non-controlling interests	2b,17	19,417	21,160
TOTAL EQUITY		112,130	105,544
TOTAL LIABILITIES AND EQUITY		198,484	179,611

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the Year Ended December 31, 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	2017	2016
REVENUES	2c,2r,22,31	128,256	116,333
Operation, maintenance and telecommunication service expenses	2c,2r,24,31	(36,603)	(31,263)
Depreciation and amortization expenses	2k,2l,2m,9,11	(20,446)	(18,532)
Personnel expenses	2c,2r,2s,23,31	(13,529)	(13,612)
Interconnection expenses	2c,2r,31	(2,987)	(3,218)
General and administrative expenses	2c,2r,25,31	(5,260)	(4,610)
Marketing expenses	2c,2r,31	(5,268)	(4,132)
Gain/ (loss) on foreign exchange - net	2q	51	(52)
Other income	2l,2r,9c	1,039	750
Other expenses	2r,9c	(1,320)	(2,469)
OPERATING PROFIT		43,933	39,195
Finance income	2c,31	1,434	1,716
Finance costs	2c,2p,2r,31	(2,769)	(2,810)
Share of profit of associated companies	2f,8	61	88
PROFIT BEFORE INCOME TAX		42,659	38,189
INCOME TAX (EXPENSE) BENEFIT	2t,26
Current		(11,357)	(10,738)
Deferred		1,399	1,721
		(9,958)	(9,017)
PROFIT FOR THE YEAR		32,701	29,172
OTHER COMPREHENSIVE INCOME
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation	2f,2q,21	24	(40)
Change in fair value of available-for-sale financial assets	2u,21	20	0
Share of other comprehensive income of associated companies	2f,8	(1)	(1)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Defined benefit plan actuarial (loss) gain - net of tax	2s,29	(2,375)	(2,058)
Other comprehensive income - net		(2,332)	(2,099)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		30,369	27,073
Profit for the year attributable to:
Owners of the parent company		22,145	19,352
Non-controlling interests	2b,17	10,556	9,820
		32,701	29,172
Total comprehensive income for the year attributable to:
Owners of the parent company		19,952	17,331
Non-controlling interests	2b	10,417	9,742
		30,369	27,073
BASIC AND DILUTED EARNINGS PER SHARE
(in full amount)	2x,27
Net income per share		223.55	196.19
Net income per ADS (100 Series B shares per ADS)		22,354.64	19,619.11

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Year Ended December 31, 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
						Retained earnings
Descriptions	Notes	Capital stock	Additional paid-in capital	Treasury stock	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2017		5,040	4,931	(2,541)	339	15,337	61,278	84,384	21,160	105,544
Capital contribution		-	-	-	-	-	-	-	50	50
Acquisition of business	2d	-	-	-	4	-	-	4		4
Acquisition of non-controlling interest		-	-	-	-	-	-	-	145	145
Cash dividends	2w,28	-	-	-	-	-	(11,627)	(11,627)	(12,355)	(23,982)
Profit for the year	2b,17	-	-	-	-	-	22,145	22,145	10,556	32,701
Other comprehensive income	2f,2q,2s,2u,17	-	-	-	44	-	(2,237)	(2,193)	(139)	(2,332)
Balance, December 31, 2017		5,040	4,931	(2,541)	387	15,337	69,559	92,713	19,417	112,130

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For the Year Ended December 31, 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
						Retained earnings
Descriptions	Notes	Capital stock	Additional paid-in capital	Treasury stock	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2016		5,040	2,935	(3,804)	508	15,337	55,120	75,136	18,292	93,428
Capital contribution		-	-	-	-	-	-	-	183	183
Acquisition of business	2d	-	-	-	-	-	-	-	10	10
Acquisition of non-controlling interest	1d	-	-	-	(129)	-	-	(129)	(9)	(138)
Cash dividends	2w,28	-	-	-	-	-	(11,213)	(11,213)	(7,058)	(18,271)
Sale of treasury stock	20	-	1,996	1,263	-	-	-	3,259	-	3,259
Profit for the year	2b,17	-	-	-	-	-	19,352	19,352	9,820	29,172
Other comprehensive income	2f,2q,2s,2u,17	-	-	-	(40)	-	(1,981)	(2,021)	(78)	(2,099)
Balance, December 31, 2016		5,040	4,931	(2,541)	339	15,337	61,278	84,384	21,160	105,544

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW

For the Year Ended December  31, 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from:
Customers		117,719	113,288
Other operators		7,392	2,828
Total cash receipts from customers and other operators		125,111	116,116
Interest income received		1,431	1,736
Cash payments for expenses		(49,604)	(42,433)
Cash payments to employees		(11,739)	(11,207)
Payments for corporate and final income taxes		(11,846)	(11,304)
Payments for interest costs		(3,133)	(3,455)
Payments for value added taxes - net		(1,942)	(2,696)
Receipts for tax refund		585	-
Other cash receipts (payments) - net		542	474
Net cash provided by operating activities		49,405	47,231
CASH FLOWS FROM INVESTING ACTIVITIES
Redemption (placement in) of time deposits and available-for-sale financial assets		-	2,159
Proceeds from sale of property and equipment	9	1,367	765
Proceeds from insurance claims	9	155	60
Dividends received from associated company	8	28	23
Purchase of property and equipment	9,39	(32,294)	(26,787)
Purchase of advances for purchases of property and equipment		(490)	(1,338)
Purchase of intangible assets	11,39	(508)	(1,098)
Placement in time deposits and available-for-sale financial assets		(676)	(983)
Acquisition of non-controlling interest in subsidiaries	1d	-	(138)
Business acquisition - net of acquired cash	1d	(243)	(137)
Additional contribution on long-term investments	8	(269)	(43)
Purchase of other assets		(77)	(40)
Net cash used in investing activities		(33,007)	(27,557)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans and other borrowings	15,16	12,169	7,479
Proceeds from sale of treasury stock	20	-	3,259
Capital contribution of non-controlling interests in subsidiaries		50	183
Cash dividends paid to the Company’s stockholders	28	(11,627)	(11,213)
Repayments of bank loans and other borrowings	15,16	(9,289)	(10,555)
Cash dividends paid to non-controlling interests of subsidiaries		(12,355)	(7,058)
Net cash used in financing activities		(21,052)	(17,905)
NET INCREASE IN CASH AND CASH EQUIVALENTS		(4,654)	1,769
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		32	(119)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3	29,767	28,117
CASH AND CASH EQUIVALENTS AT END OF YEAR	3	25,145	29,767

1. GENERAL

a.   Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies. Decree No. 7 was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Notes 1c and 18).

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. Its deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association has been amended several times, the latest amendments of which were about, among others, in compliance with the Financial Services Authority Regulations and the Ministry of State-Owned Enterprises Regulations and Circular Letters, addition of main and supporting business activities of the Company, addition of special right of Series A Dwiwarna stockholder, revision regarding the change in authority limitation of the Board of Directors which requires approval from the Board of Commissioners in performing such managing activities of the Company as well as improvement in the editorial and systematic of Articles of Association related to the addition of Articles of Association substance based on notarial deed No. 16 dated May 16, 2017 ofAshoya Ratam, S.H., MKn.  The latest amendments were accepted and approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“MoLHR”) in its Letter No. AHU-AH.01.03-0146625 dated  June 15, 2017 and MoLHR decision’sNo. AHU-0013024.AH.01.02 dated June 15, 2017.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources in accordance with prevailing regulations. In regard to achieving its objectives, the Company is involved in the following activities:

a.	Main business:

i.Planning, building, providing, developing, operating, marketing or selling or leasing, and maintaining telecommunications and information networks in a broad sense in accordance with prevailing regulations.

ii.Planning, developing, providing, marketing/selling, and improving telecommunications and information services in a broad sense in accordance with prevailing regulations.

iii.Investing including equity capital in other companies in line with achieving the purposes and objectives of the Company.

b.	Supporting business:

i.Providing payment transactions and money transferring services through telecommunications and information networks.

ii.Performing activities and other undertakings in connection with the optimization of the Company's resources, which among others, include the utilization of the Company's property and equipment and moving assets, information systems, education and training, repairs and maintenance facilities.

iii.Collaborating with other parties in order to optimize the information, communication or technology resources owned by other parties as service provider in information, communication and technology industry as to achieve the purposes and objectives of the Company.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

1. GENERAL  (continued)

a.   Establishment and general information (continued)

The Company was granted several networks and/or services licenses by the Government which are valid for an unlimited period of time as long as the Company complies with prevailing laws and fulfills the obligation stated in those licenses. For every license issued by the Ministry of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every 5 (five) years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprise information such as network development progress, service quality standard achievement, numbers of customers, license payment and universal service contribution, while for internet telephone services for public purpose, Internet Interconnection Service, and Internet Access Service, there is additional information required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License of electronic money issuer	Bank Indonesia License No. 11/432/DASP	Electronic money	July 3, 2009
License of money remittance	Bank Indonesia License No. 11/23/bd/8	Money remittance service	August 5, 2009
License to operate network access point	331/KEP/DJPPI/ KOMINFO/09/2013	Network access point	September 24, 2013
License to operate internet telephone services for public purpose	127/KEP/DJPPI/ KOMINFO/3/2016	Internet telephone services for public purpose	March 30, 2016
License to operate fixed domestic long distance network	839/KEP/ M.KOMINFO/05/2016	Fixed domestic long distance and basic telephone services network	May 16, 2016
License to operate fixed closed network	844/KEP/ M.KOMINFO/05/2016	Fixed closed network	May 16, 2016
License to operate fixed international network	846/KEP/ M.KOMINFO/05/2016	Fixed international and basic telephone services network	May 16, 2016
License to operate circuit switched based local fixed line network	948/KEP/ M.KOMINFO/05/2016	Circuit switched based local fixed line network	May 31, 2016
License to operate data communication system services	191/KEP/DJPPI/ KOMINFO/10/2016	Data communication system services	October 31, 2016
License to operate internet service provider	2176/KEP/ M.KOMINFO/12/2016	Internet service provider	December 30, 2016
License to operate content service provider	1040/KEP/ M.KOMINFO/16/2017	Content service provider	May 16, 2017

1. GENERAL  (continued)

b. Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary and Employees

1.    Board of Commissioners and Directors

Based on resolutions made at the Annual General Meeting (“AGM”) of Stockholders of the Company as covered by notarial deed No. 28 of Ashoya Ratam.,  S.H., Mkn., datedApril 21, 2017 and notarial deed No. 50 of Ashoya Ratam., S.H., Mkn., dated April 22, 2016,  the composition of the Company’s Boards of Commissioners and Directors as ofDecember 31, 2017 and 2016, respectively, was as follows:

	2017	2016
President Commissioner	Hendri Saparini	Hendri Saparini
Commissioner	Rinaldi Firmansyah	Dolfie Othniel Fredric Palit
Commissioner	Hadiyanto	Hadiyanto
Commissioner*	-	Pontas Tambunan
Independent Commissioner	Margiyono Darsasumarja	Rinaldi Firmansyah
Independent Commissioner	Dolfie Othniel Fredric Palit	Margiyono Darsasumarja
Independent Commissioner	Pamiyati Pamela Johanna	Pamiyati Pamela Johanna
Independent Commissioner	Cahyana Ahmadjayadi	-
President Director	Alex Janangkih Sinaga	Alex Janangkih Sinaga
Director of Finance	Harry Mozarta Zen	Harry Mozarta Zen
Director of Digital and Strategic Portfolio	David Bangun	Indra Utoyo
Director of Enterprise and Business Service	Dian Rachmawan	-
Director of Wholesale and International Services	Abdus Somad Arief	Honesti Basyir
Director of Human Capital Management	Herdy Rosadi Harman	Herdy Rosadi Harman
Director of Network, Information Technology and Solution	Zulhelfi Abidin	Abdus Somad Arief
Director of Consumer Service	Mas’ud Khamid	Dian Rachmawan

*   Based on the Board of Directors’ decision dated April 21, 2017, Devy Wildasari Suradji as Commissioner was appointed to replaces Pontas Tambunan. On December 22, 2017, Devy Wildasari Suradji was appointed as Marketing Director of PT Angkasa Pura I based on SK-289/MBU/12/2017 hence her position as Commissioner of the Company was ended by law.

2.	Audit Committee and Corporate Secretary

The composition of the Company’s Audit Committee and the Corporate Secretary as of December 31, 2017 and 2016, were as follows:

	2017*	2016
Chairman	Margiyono Darsasumarja	Rinaldi Firmansyah
Secretary	Tjatur Purwadi	Tjatur Purwadi
Member	Rinaldi Firmansyah	Margiyono Darsasumarja
Member	Dolfie Othniel Fredric Palit	Dolfie Othniel Fredric Palit
Member	Sarimin Mietra Sardi	Sarimin Mietra Sardi
Member	Cahyana Ahmadjayadi	Pontas Tambunan
Corporate Secretary	Andi Setiawan	Andi Setiawan

*The changes of Audit Committee are based on Board of Commissioner’s Regulation No.05/KEP/DK/2017 dated April 28, 2017

1. GENERAL  (continued)

b.  Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary and Employees (continued)

3. Employees

As of December 31, 2017 and 2016, the Company and subsidiaries (“Group”) had 24,065 employees and 23,876 employees (unaudited), respectively.

c.  Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were wholly-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders ofthe Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which was made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date.Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which are covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

During the Extraodinary General Meeting (“EGM”) held on December 21, 2005 and the AGMs held on June 29, 2007, June 20, 2008 and May 19, 2011, the Company’s stockholders approved phase I, II, III and IV plan, respectively, of the Company’s program to repurchase its issued Series B shares (Note 20).

1. GENERAL  (continued)

c.   Public offering of securities of the Company (continued)

During the period December 21, 2005 to June 20, 2007, the Company had bought back211,290,500 shares from the public (stock repurchase program phase I).  On July 30, 2013, the Company has sold all such shares (Note 20).

At the AGM held on April 19, 2013 as covered by notarial deed No. 38 dated April 19, 2013 of Ashoya Ratam, S.H., MKn., the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III (Note 20).

At the AGM held on April 19, 2013, the minutes of which were covered by notarial deed No. 38 of Ashoya Ratam, S.H., MKn., the stockholders approved the Company’s 5-for-1 stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per sharewas split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value of Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares. The issued capital stock increase from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares. Effective from October 26, 2016, the Company change the ratio of Depositary Receipt from 1 ADS representing 200 series B shares to become 1 ADS representing 100 series B shares (Note 18). Profit per ADS information have been retrospectively adjusted to reflect the changes in the ratio of ADS.

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”)and delisted from the LSE, respectively.

As of December 31, 2017, all of the Company’s Series B shares are listed on the IDX and 60,783,743 ADS shares are listed on the NYSE (Note 18).

On June 25,  2010 the Company issued the second rupiah bonds with a nominal amount ofRp1,005 billion for Series A, a five-year period and Rp1,995 billion for Series B, a ten-year period, respectively, are listed on the IDX (Note 16b.i).

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015, with a nominal amount Rp2,200 billion for Series A, a seven-year period, Rp2,100 billion for Series B, a ten-year period, Rp1,200 billion for Series C, a fifteen-year period and Rp1,500 billion for Series D, a thirty-year period, respectively which are listed on the IDX (Note 16b.i).

On December 21, 2015, the Company sold the remaining shares of treasury shares phase III (Note 20).

On June 29, 2016, the Company sold the treasury shares phase IV (Note 20).

1. GENERAL  (continued)

d.   Subsidiaries

As of December 31, 2017 and 2016, the Company has consolidated the following directly or indirectly owned subsidiaries (Notes 2b and 2d):

(i)   Direct subsidiaries:

Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Year of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			2017	2016	2017	2016
PT Telekomunikasi Selular (“Telkomsel”), Jakarta, Indonesia	Telecommunication - provides telecommunication facilities and mobile cellular services using Global Systems for Mobile Communication (“GSM”) technology/ May 26, 1995	1995	65	65	85,748	89,781
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication/ May 17, 2001	1995	100	100	13,606	10,689
PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Network telecommunication services and multimedia/ May 9, 2003	1998	100	100	13,275	10,020
PT Telekomunikasi Indonesia International (“TII”), Jakarta, Indonesia	Telecommunication/ July 31, 2003	1995	100	100	9,125	7,147
PT Telkom Akses (“Telkom Akses”), Jakarta, Indonesia	Construction, service and trade in the field of Telecommunication/ November 26, 2012	2013	100	100	5,716	5,098
PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer/ April 25, 2001	1982	99,99	99.99	5,641	4,333
PT PINS Indonesia (“PINS”), Jakarta, Indonesia	Telecommunication construction and services/ August 15, 2002	1995	100	100	3,473	3,146
PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infratel”), Jakarta, Indonesia	Construction, service and trade in the field of telecommunication/ January 16, 2014	2014	100	100	1,871	1,015
PT Patra Telekomunikasi Indonesia (“Patrakom”), Jakarta,Indonesia	Telecomunication - provides satellite communication system, services and facilities/ September 28, 1995	1996	100	100	576	472
PT Metranet (“Metranet”), Jakarta, Indonesia	Multimedia portal service/ April 17, 2009	2009	100	100	524	370
PT Jalin Pembayaran Nusantara (“Jalin”), Jakarta, Indonesia	Payment services - principal, switching, clearing and settlement activities/ November 3, 2016	2016	100	100	225	15

1. GENERAL  (continued)

d. Subsidiaries  (continued)

(i)   Direct subsidiaries (continued):

Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Year of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			2017	2016	2017	2016
PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication - provides Network Access Point (NAP), Voice Over Data (VOD) and other related services/ December 29, 1998	1999; ceased operations on January 13, 2006	60	60	5	5

(ii)   Indirect subsidiaries:

Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Year of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			2017	2016	2017	2016
PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service - system implementation and integration service, outsourcing and software license maintenance/ May 1,1987	1988	100	100	6,064	4,289
Telekomunikasi Indonesia International Pte. Ltd., Singapore	Telecommunication/ December 6, 2007	2008	100	100	3,048	2,566
PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	Data and information service - provides telecommunication information services and other information services in the form of print and electronic media and call center services/ September 22,1999	1984	100	100	2,122	1,860
PT Telkom Landmark Tower (“TLT”), Jakarta, Indonesia	Service for property development and management/ February 1, 2012	2012	55	55	2,009	1,683
PT Metra Digital Media (“MD Media”), Jakarta, Indonesia	Directory information services/ January 22, 2013	2013	99,99	99.99	1,106	684
PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Information technology services/ October 31, 2005	2006	60	60	907	629
PT TS Global Network Sdn. Bhd (“TSGN”), Petaling Jaya, Malaysia	Satellite services/ December 14, 2017	1996	49	-	818	-
Telekomunikasi Indonesia International Ltd, Hong Kong	Telecommunication/ December 8, 2010	2010	100	100	710	441
PT Metra Digital Investama (“MDI”), Jakarta, Indonesia	Trading and/or providing service related to information and tehnology multimedia, entertainment and investment/ January 8, 2013	2013	99,99	99.99	658	331

1. GENERAL  (continued)

d. Subsidiaries  (continued)

(ii)   Indirect subsidiaries (continued):

Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Year of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			2017	2016	2017	2016
Telekomunikasi Indonesia International (“TL”) S.A., Dili, Timor Leste	Telecommunication/ September 11, 2012	2012	100	100	639	755
PT Nusantara Sukses Investasi (“NSI”), Jakarta, Indonesia	Service and trading/ September 1, 2014	2014	99,99	99.99	303	227
PT Administrasi Medika (“Ad Medika”), Jakarta, Indonesia	Health insurance administration services/ February 25, 2010	2002	100	100	273	204
PT Melon (“Melon”) Jakarta, Indonesia	Digital content exchange hub services/ November 14, 2016	2010	100	100	231	178
PT Metraplasa (“Metraplasa”), Jakarta, Indonesia	Network & e-commerce services/ April 9, 2012	2012	60	60	203	325
PT Graha Yasa Selaras (”GYS”), Jakarta, Indonesia	Tourism service/ April 27, 2012	2012	51	51	178	174
Telekomunikasi Indonesia International Pty Ltd, (“Telkom Australia”), Sydney, Australia	Telecommunication/ January 9, 2013	2013	100	100	123	161
PT Nutech Integrasi (“Nutech”), Jakarta, Indonesia	System Integrator/ December 13, 2017	2001	60	-	60	-
Telekomunikasi Indonesia International (“Telkom USA”), Inc., Los Angeles, USA	Telecommunication/ December 11, 2013	2014	100	100	36	9
PT Satelit Multimedia Indonesia (“SMI”), Jakarta, Indonesia	Satellite services/ March 25, 2013	2013	99,99	99.99	18	18
PT Nusantara Sukses Sarana (“NSS”), Jakarta, Indonesia	Building and hotel management service and other services/ September 1, 2014	-	99,99	99.99	-	-
PT Nusantara Sukses Realti (”NSR”), Jakarta, Indonesia	Service and trading/ September 1, 2014	-	99,99	99.99	-	-
PT Metra TV (“Metra TV”), Jakarta, Indonesia	Subscription-broadcasting services/ January 8, 2013	2013	99,83	99.83	-	-

1. GENERAL  (continued)

d. Subsidiaries  (continued)

(a)	Metra

Based on notarial deed of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., No. 10, 11, 12, 13 and 14 dated May 25, 2016, Metra purchased 2,000 shares of Ad Medika from the non-controlling interest equivalent to 25% ownership amounting to Rp138 billion.

Based on notarial deed of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., No. 10 and 11 dated December 13, 2017, Metra purchased 36,000 shares of PT Nutech Integrasi (“Nutech”)  (equivalent to 60% ownership) amounting to Rp24 billion. This is larger than the ownership portion of net book value amounting to Rp13 billion. As of December 31, 2017, the difference, amounting to Rp11 billion, is recorded as Goodwill (Note 11). As of the date of approval and authorization for the issuance of these consolidated financial statement, fair value measurement is still in completion process.

(b)	Telin

On December 14, 2017, Telin purchased TSGN equivalent to 49% ownership amounting to MYR66,150,000 (equivalent to Rp220 billion). TSGN is engaged in providing ICT (information and communication technologies) systems for satellite communication services, satellite bandwith services and VSAT services. Non-controlling interests of the acquiree are measured at fair value. Based on Sale and Subscription Agreement, Telin owns the control over TSGN through placing and replacing of 3 out of 5 key managements that controls the overall business of TSGN.

This acquisition will enhance synergy and utilization of assets and resources between companies in order to provide more innovative services to customers.

The fair values of the identifiable assets and liabilities acquired at acquisition date were:

Total
Assets
Cash and cash equivalents	21
Trade receivables	18
Other current assets	57
Fixed assets (Note 9)	711
Other non-current assets	14
Liabilities
Current liabilities	(422)
Non-current liabilities	(140)
Fair value of identifiable net assets acquired	259
Fair value of non controlling interest	(132)
Goodwill (Note 11)	93
Fair value of consideration transferred	220

Net assets recognized in the consolidated financial statements of December 31, 2017 are based on a provisional assessment of fair value of net assets. As of the issuance date of the consolidated financial statements, fair value measurement is still in completion process.

From the date of acquisition until December 31, 2017, the total income and profit before tax of TSGN included in the statements of profit or loss income and other comprehensive income amounted to Rp13.5 billion and Rp12.1 billion, respectively.

1. GENERAL  (continued)

d. Subsidiaries  (continued)

(c)	Metranet

On November 10, 2016, Metranet increased its share capital from Rp244 billion to Rp325 billion by issuing 18,800,000 new shares which were wholly-owned by the Company.

Based on notarial deed of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., No. 08  and 09 dated November 14, 2016, Metranet purchased 4,900,000 shares of Melon (equivalent to 49% ownership) from SK Planet Co. and 300,000 shares of Melon (equivalent to 3% ownership) from Metra amounting to US$13,000,000 or Rp170.4 billion and Rp13.2 billion, respectively. As a result of this transaction, Metranet acquired 52% ownership in Melon and the remaining shares are held by Metra.

(d)	Jalin

On November 3, 2016, the Company established a wholly-owned subsidiary under the namePT Jalin Pembayaran Nusantara (“Jalin”) which was approved by the MoLHR through its Decision Letter No. AHU-0050800.AH.01.01 dated November 15, 2016. Jalin is engaged in organizing ICT (Information and Communication Technology) business focusing on non cash payment to support national payment gateway.

(e)   Sigma

Based on notarial deed of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., No. 15 dated June 29, 2016, Sigma purchased 13,770 shares of PT Pojok Celebes Mandiri (“PCM”) (equivalent to 51% ownership) from Metra amounting to Rp7.8 billion.

e.Authorization for the issuance of the consolidated financial statements

The consolidated financial statements were prepared and approved for issuance by the Board of Directors on March 12, 2018.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries (collectively referred to as “the Group”) have been prepared in accordance with Financial Accounting Standards ("Standar Akuntansi Keuangan” or “SAK") including Indonesian Statement of Financial Accounting Standards ("Pernyataan Standar Akuntansi Keuangan" or “PSAK”) and interpretation of Financial Accounting Standards ("Interpretasi Standar Akuntansi Keuangan" or “ISAK”) in Indonesia published by the Financial Accounting Standards Board of Institute of Indonesian Chartered Accountants and RegulationNo. VIII.G.7 of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP-347/BL/2012.

a.Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts which are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are presented and rounded to billions of Indonesian rupiah (“Rp”), unless otherwise stated.

Accounting Standards Issued but not yet Effective

Effective January 1, 2018:

•	Amendments to PSAK 2: Statement of Cash Flows on Disclosure Initiative

These amendments require the entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

•	Amendments to PSAK 13: Transfer of Investment Property

These amendments clarify that an entity shall transfer a property to, or from, investment property when, and only when, there is a change in use. A change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. In isolation, a change in management’s intentions for the use of a property does not provide evidence of a change in use.

•	Amendments to PSAK 46: Income Taxes on Recognition of Deferred Tax Assets for Unrealised Losses

These amendments:

-

Add illustrative examples to clarify that the deductible temporary differences arise when the carrying amount of debt instruments measured at fair value and the fair value is less than the taxable base, regardless of whether the entity expects to recover the carrying amount of a debt instrument by sale or by use, for example by holding it and collecting contractual cash flows, or a combination of both.

-

Clarify that in order to assess whether taxable profits will be available against which it can utilise a deductible temporary difference, the assessment of that deductible temporary difference carried out in accordance with tax law.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a. Basis of preparation of financial statements (continued)

•	Amendments to PSAK 46: Income Taxes on Recognition of Deferred Tax Assets for Unrealised Losses

These amendments (continued):

-

Clarify that tax reduction from the reversal of deferred tax assets is excluded from the estimation of future taxable profit. The entity compares the deductible temporary differences with future taxable profit that excludes tax deductions resulting from the reversal of those deductible temporary differences to assess whether the entity has sufficient future taxable profit.

-

The estimate of probable future taxable profit may include the recovery of some of an entity’s assets for more than their carrying amount if there is sufficient evidence that it is probable that the entity will achieve this.

•	Amendments to PSAK 53: Classification and Measurement of Shared-based Payment Transactions

These amendments provide some additional accounting requirement for cash-settled share-based payment transactions regarding treatment of vesting and non-vesting conditions, share-based payment transactions with a net settlement feature for withholding tax obligations, and modification of a share-based payment transaction that changes its classification from cash-settled to equity-settled.

•	PSAK 15 (Adjustment 2017): Investment in Associates and Joint Ventures

The standard clarifies that upon initial recognition, an entity may choose to measure its investee at fair value on an investment-per-investment basis.

•	PSAK 67 (Adjustment 2017): Disclosure of Interests in Other Entities

The standard clarifies that the disclosure requirements in PSAK 67, other than those described in paragraph PP10-PP16, are also applied to any interest in an entity classified in accordance with PSAK 58: Non-Current Assets Held for Sale and Discontinued Operations.

The following new or amended standards, that will be effective on January 1, 2018, are considered to be not applicable to the Group’s consolidated financial statements:

•	PSAK 69: Agriculture.
•	Amendments to PSAK 16: Agriculture: Bearer Plants.

Effective January 1, 2019

•	ISAK 33: Foreign Currency Transactions and Advance Consideration

ISAK 33 defines that the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration is the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a. Basis of preparation of financial statements (continued)

Effective January 1, 2020 (continued)

•	PSAK 71: Financial Instruments

PSAK 71 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from PSAK 55: Financial Instruments: Recognition and Measurement. PSAK 71 replaces the existing guidance in PSAK 55: Financial Instruments: Recognition and Measurement.

•	PSAK 72: Revenue from Contracts with Customers

PSAK 72 establishes a comprehensive framework to determine how, when and how much revenue is to be recognized. The standard provides a single, principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. The standard also provides specific guidance requiring certain types of costs to obtain and/or fulfil a contract to be capitalized and amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the capitalized cost relates.

PSAK 72 replaces a number of existing revenue standards, including PSAK 23: Revenue, PSAK 34: Construction Contracts and ISAK 10: Customer Loyalty Programmes.

•	PSAK 73: Leases

PSAK 73 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under PSAK 30. PSAK 73 includes two recognition exemptions for lessees – leases of ’low-value’ assets  and leases with a lease term of 12 months or less. At the commencement date of a lease, a lessee will recognize a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the lease asset.

Lessor accounting under PSAK 73 is substantially unchanged from today’s accounting under PSAK 30. Lessors will continue to classify all leases using the same classification principle as in PSAK 30.

PSAK 73 replaces PSAK 30: Leases and ISAK 8: Determining whether an Arrangement contains a Lease.

•	Amendments to PSAK 15: Long-term Interests in Associates and Joint Ventures

These amendments require the entity to apply PSAK 71 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture.

•	Amendments to PSAK 71: Prepayment Features with Negative Compensation

These amendments provides that financial assets with prepayment features that may result in negative compensation qualify as contractual cash flows that are solely payments of principal and interest on the principal amount outstanding.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.Basis of preparation of financial statements (continued)

Effective January 1, 2020 (continued)

•

Amendment to PSAK 62: Insurance Contract - Implementing PSAK 71: Financial Instruments with PSAK 62: Insurance Contract will be effective January 1, 2022, but such amendments have no impact on Group’s consolidated financial statements.

b. Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and the subsidiaries over which it has control. Control is achieved when the Group is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has the power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power over the investee to affect its returns.

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income and expenses, of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gain control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

Intercompany balances and transactions have been eliminated in the consolidated financial statements.

In case of loss of control over a subsidiary, the Group:

•	derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;
•	derecognizes the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;
•	recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;
•	recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control;
•	recognizes any surplus or deficit in profit or loss that is attributable to the Group.

c. Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letter No. KEP-347/BL/2012. The party which is considered as a related party is a person or entity that is related to the entity that is preparing its financial statements.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.  Transactions with related parties (continued)

Under the Regulation of Bapepam-LK No. VIII.G.7, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by the government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity.

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

d.  Business combinations

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assess whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit and loss.

When the determination of consideration from a business combination includes contingent consideration, it is measured at its fair value on acquisition date. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement-period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill. Measurement-period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

If the intial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group shall report in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Group shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.  Business combinations (continued)

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

Based on PSAK 38 (Revised 2012), “Common Control Business Combination”, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss for the Company or individual entity in the same group.

Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method. In applying the pooling-of-interests method, the components of the financial statements for the period during the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognized to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statement of financial position.

At the initial application of PSAK 38 (Revised 2012), all balances of the Difference In Value of restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statement of financial position.

e.Cash and cash equivalents

Cash and cash equivalents comprises cash on hand and in banks and all unrestricted time deposits with original maturities of three months or less at the time of placement.

Time deposits with maturities of more than three months but not more than one year are presented as part of “Other Current Financial Assets” in the consolidated statement of financial position.

f.Investments in associated companies

An associate is an entity over which the Group (as investor) has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not include control or joint control over those operating policies. The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries.

The Group’s investments in its associates are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the investor’s share of the net assets of the associate since the acquisition date. On acquisition of the investment, any difference between the cost of the investment and the entity's share of the net fair value of the investee's identifiable assets and liabilities is accounted for as follows:

a.	Goodwill relating to an associate or a joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.
b.

Any excess of the entity's share of the net fair value of the investee's identifiable assets and liabilities over the cost of the investment is included as income in the determination of the entity's share of the associate or joint venture's profit or loss in the period in which the investment is acquired.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.Investments in associated companies (continued)

The consolidated statements of profit or loss and other comprehensive income reflect the Group’s share of the results of operations of the associate. Any change in the other comprehensive income of the associate is presented as part of other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes it share of the change in the consolidated statements of changes in equity. Unrealized gain and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group determines at each reporting date whether there is any objective evidence that the investments in associated companies are impaired. If there is, the Group calculates and recognizes the amount of impairment as the difference between the recoverable amount of the investments in the associated companies and their carrying value.

These assets are included in “Long-term Investments” in the consolidated statements of financial position.

The functional currency of PT Citra Sari Makmur (“CSM”) is the United States dollar (“U.S. dollars”), and Telin Malaysia is the Malaysian ringgit (“MYR”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statement of financial position date are translated into Indonesian rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “translation adjustment” in the equity section of the consolidated statements of financial position.

g.  Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. This provision for impairment is made based on management’s evaluation of the collectibility of the outstanding amounts. Receivables are written off in the year they are determined to be uncollectible.

h.  Inventories

Inventories consist of components, which are subsequently expensed upon use. Components represent telephone terminals, cables, and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, handsets, wireless broadband modems and blank prepaid vouchers, which are expensed upon sale.

The costs of inventories consist of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition. Inventories are recognized at the lower of cost and net realizable value. Net realizable value is the estimate of selling price less the costs to sell.

Cost is determined using the weighted average method.

The amounts of any write-down of inventories below cost to net realizable value and all losses of inventories are recognized as expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these inventory items.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i.   Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.Assets held for sale

Assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

Assets that meet the criteria to be classified as held for sale are reclassified from property and equipment and depreciation on such assets is ceased.

k.Intangible assets

Intangible assets mainly consist of software. Intangible assets are recognized if it is highly probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized over their estimated useful lives. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

Intangible assets except goodwill are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	1-30

Intangible assets are derecognized on disposal, or when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statements of profit or loss and other comprehensive income.

l.   Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment losses.

The cost of an item of property and equipment includes: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition, and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.   Property and equipment (continued)

Property and equipment, except land rights, are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-40
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	3-25
Satellite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Other telecommunication peripherals	5
Office equipment	2-5
Vehicles	4-8
Customer Premises Equipment (“CPE”) asset	4-5
Other equipment	2-5

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

The depreciation method, useful life and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless, (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received nor the asset given up is reliably measured.

Major spare parts and standby equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statement of financial position and the resulting gains or losses on the disposal or sale of the property and equipment are recognized in the consolidated statements of profit or loss and other comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs are charged to the consolidated statements of profit or loss and other comprehensive income as incurred. Significant renewals and betterments are capitalized.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.   Property and equipment (continued)

Property under construction is stated at cost until the construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed and the asset is ready for its intended use.

m. Leases

In determining whether an arrangement is, or contains a lease, the Group performs an evaluation over the substance of the arrangement. A lease is classified as a finance lease or operating lease based on the substance, not the form of the contract. Finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to the ownership of the leased asset.

Assets and liabilities under a finance lease are recognized in the consolidated statements of financial position at amounts equal to the fair value of the leased assets or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Group are added to the amount recognized as assets.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the year in which they are incurred.

Leased assets are depreciated using the same method and based on the useful lives as estimated for directly acquired property and equipment. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease terms, the leased assets are fully depreciated over the shorter of the lease terms and their economic useful lives.

Lease arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the lease period.

n.Deferred charges - land rights

Costs incurred to process the initial legal land rights are recognized as part of the property and equipment and are not amortized.  Costs incurred to process the extension or renewal of legal land rights are deferred and amortized using the straight-line method over the shorter of the legal term of the land rights or the economic life of the land.

o.Trade payables

Trade payables are obligations to pay for goods or services that have been acquired from suppliers in the ordinary course of business. Trade payables are classified as current liabilities if the payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facilities to which it relates.

q.Foreign currency translations

The functional currency and the recording currency of the Group are both the Indonesian rupiah, except for the functional currency of Telekomunikasi Indonesia International Pte. Ltd., Hong Kong, Telekomunikasi Indonesia International Pte. Ltd., Singapore, Telekomunikasi Indonesia International Inc., USA and Telekomunikasi Indonesia International S.A., Timor Leste whose functional currency is maintained in U.S. dollars and Telekomunikasi Indonesia International, Pty. Ltd., Australia whose functional currency is maintained in Australian dollars.  Transactions in foreign currencies are translated into Indonesian rupiah at the rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates, as follows (in full amount):

	2017		2016
	Buy	Sell	Buy	Sell
U.S. dollar (“US$”) 1	13,565	13,570	13,470	13,475
Australian dollar (“AU$”) 1	10,592	10,598	9,721	9,726
Euro 1	16,231	16,242	14,170	14,181
Yen 1	120.48	120.55	115.01	115.10
Malaysian Ringgit (“MYR”) 1	3,520.35	3,525.97	3,003.79	3,007.59

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statements of profit or loss and other comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2l).

r.   Revenue and expense recognition

i.   Cellular revenues

Revenues from postpaid service, which consist of usage and monthly charges, are recognized as follows:

•	Airtime and charges for value added services are recognized based on usage by subscribers.
•	Monthly subscription charges are recognized as revenues when incurred by subscribers.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.  Revenue and expense recognition (continued)

i.   Cellular revenues (continued)

Revenues from prepaid service, which consist of the sale of starter packs (also known as SIM cards and start-up load vouchers) and pulse reload vouchers, are recognized initially as unearned income and recognized as revenue based on total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

ii.  Fixed line telephone revenues

Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from fixed line installations are deferred and recognized as revenue on the straight-line basis over the expected term of the customer relationships. Based on reviews of historical information and customer trends, the Company determined the term of the customer relationships is 23 years.

iii. Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month. Interconnection revenues consist of revenues derived from other operators’ subscriber calls to the Group’s  subscribers (incoming) and calls between subscribers of other operators through the Group’s network (transit).

iv.  Data, internet, and information technology service revenues

Revenues from data communication and internet are recognized based on service activity and performance which are measured by the duration of internet usage or based on the fixed amount of charges depending on the arrangements with customers.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods are delivered to customers or the installation takes place.

Revenue from computer software development service is recognized using the percentage-of-completion method.

v.  Network revenues

Revenues from network consist of revenues from leased lines and satellite transponder leases which are recognized over the period in which the services are rendered.

vi.  Other revenues

Revenues from sales of peripherals or other telecommunications equipments are recognized when delivered to customers.

Revenues from telecommunication tower leases are recognized on straight-line basis over the lease period in accordance with the agreement with the customers.

Revenues from other services are recognized when services are rendered to customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r. Revenue and expense recognition (continued)

vii. Multiple-element arrangements

Where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. The total revenue is allocated to each separately identifiable component based on the relative fair value of each component and the appropriate revenue recognition criteria are applied to each component as described above.

viii. Agency relationship

Revenues from an agency relationship are recorded based on the gross amount billed to the customers when the Group acts as principal in the sale of goods and services. Revenues are recorded based on the net amount retained (the amount paid by the customer less amount paid to the suppliers) when, in substance, the Group has acted as agent and earned commission from the suppliers of the goods and services sold.

ix. Customer loyalty programme

The Group operates a loyalty programme, which allows customers to accumulate points for every certain multiple of the telecommunication services usage. The points can be redeemed in the future for free or discounted products or services, provided other qualifying conditions are achieved.

Consideration received is allocated between the telecommunication services and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined based on historical information about redemption rate of award points. Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or expired.

x. Expenses

Expenses are recognized as they are incurred.

s. Employee benefits

i.    Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

ii.    Post-employment benefit plans and other long-term employee benefits

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

The cost of providing benefits under post-employment benefit plans and other long-term employee benefits calculation is performed by an independent actuary using the projected unit credit method.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s. Employee benefits (continued)

ii.    Post-employment benefit plans and other long-term employee benefits (continued)

The net obligations in respect of the defined pension benefit plans and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

Plan assets are assets owned by defined benefit pension plan and post-retirement health care benefits plan as well as qualifying insurance policy. The assets are measured at their fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Remeasurement, comprising of actuarial gain and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:

•	The date of plan amendment or curtailment; and
•	The date that the Group recognized restructuring-related costs.

Net interest is calculated by applying the discount rate to the net defined benefit liability or assets.

Gain or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gain or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan (other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such are included in “Personnel Expenses” as they become payable.

iii.     Share-based payments

The Company operates an equity-settled, share-based compensation plan. The fair value of the employees’ services rendered which are compensated with the Company’s shares is recognized as an expense in the consolidated statements of profit or loss and other comprehensive income and credited to additional paid-in capital at the grant date.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s. Employee benefits (continued)

iv.   Early retirement benefits

Early retirement benefits are accrued at the time the Company and subsidiaries makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

t.   Income tax

Current and deferred income taxes are recognized as income or an expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that the tax arises from a transaction or event which is recognized directly in equity, in which case, the tax is recognized directly in equity.

Current tax assets and liabilities are measured at the amounts expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the tax authorities.

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognizes deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The carrying amount of deferred tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, except if these are for different legal entities, in the same manner the current tax assets and liabilities are presented.

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or, if appealed against, when the results of the appeal are determined. The additional taxes and penalty imposed through an SKP are recognized in the current year profit or loss, unless objection/appeal is taken. The additional taxes and penalty imposed through the SKP are deferred as long as they meet the asset recognition criteria.

Indonesian tax regulations impose final tax on several types of transactions based on the gross value of the transaction. Therefore, final tax which is charged based on the such transaction remains subject to tax even though the tax payer incurred a loss on the transaction. Refer to PSAK No. 46 revised, final tax is not required in scope of PSAK No. 46.

Final income tax on construction services and lease is presented as part of “Other Expenses”.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. Financial assets and liabilities are recognized initially at fair value including transaction costs. These are subsequently measured either at fair value or amortized cost using the effective interest method in accordance with their classification.

i.	Financial assets

The Group classifies its financial assets as (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) held-to-maturity investment or (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets are acquired. Management determines the classification of financial assets at initial recognition.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the assets.

The Group’s financial assets include cash and cash equivalents, other current financial assets, trade receivables and other receivables and other non-current financial assets.

a.	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking. Gains or losses arising from changes in fair value of the trading securities are presented as other (expenses)/income in consolidated statements of profit or loss and other comprehensive income in the period in which they arise.

No financial assets were classified as financial assets at fair value through profit or loss as of December 31, 2017 and 2016.

b.  Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Loans and receivables consist of, among other, cash and cash equivalents, other current financial assets,  trade and other receivables, and other non-current assets (long-term trade receivables and restricted cash).

These are initially recognized at fair value including transaction costs and subsequently measured at amortized cost, using the effective interest method.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u. Financial instruments (continued)

i.	Financial assets (continued)

c.	Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities on which management has the positive intention and ability to hold to maturity, other than:

a)	those that the Group, upon initial recognition, designates as at fair value through profit or loss;
b)	those that the Group designates as available-for-sale; and
c)	those that meet the definition of loans and receivables.

No financial assets were classified as held-to-maturity investments as ofDecember 31, 2017 and 2016.

d.	Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite periods of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Available-for-sale financial assets primarily consist of mutual funds, and corporate and government bonds, which are recorded as part of “Other Current Financial Assets” in the consolidated statements of financial position.

Available-for-sale securities are stated at fair value. Unrealized holding gain or losses on available-for-sale securities are excluded from income of the current period and are reported as a separate component in the equity section of the consolidated statements of financial position until realized. Realized gain or losses from the sale of available-for-sale securities are recognized in the consolidated statements of profit or loss and other comprehensive income, and are determined on the specific identification basis.

ii.	Financial liabilities

The Group classifies its financial liabilities as (i) financial liabilities at fair value through profit or loss or (ii) financial liabilities measured at amortized cost.

The Group’s financial liabilities include trade and other payables, accrued expenses, and interest-bearing loans and other borrowings.  Interest-bearing loans and other borrowings consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligations under finance leases and other borrowings.

a.	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities classified as held for trading. A financial liability is classified as held for trading if it is incurred principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking.

No financial liabilities were categorized as held for trading as of December 31, 2017 and 2016.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

ii.	Financial liabilities (continued)

b.Financial liabilities measured at amortized cost

Financial liabilities that are not classified as liabilities at fair value through profit or loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost are trade and other payables, accrued expenses, and interest-bearing loans and other borrowings. Interest-bearing loans and other borrowings consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligations under finance leases and other borrowings.

iii.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements  of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously. The right of set-off must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

a.	the normal course of business;
b.	the event of default; and
c.	the event of insolvency or bankruptcy of the Group and all of the counterparties.

iv.	Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arm’s length transaction.

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 37.

v.    Impairment of financial assets

The Group assesses the impairment of financial assets if there is objective evidence that a loss event has a negative impact on the estimated future cash flows of the financial assets. Impairment is recognized when the loss can be reliably estimated. Losses expected as a result of future events, no matter how likely, are not recognized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

v.   Impairment of financial assets (continued)

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in the collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss.

For available-for-sale financial assets, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is recognized in profit or loss as an impairment loss. The amount of the cumulative loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized.

vi.   Derecognition of financial instrument

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes a financial liability when the obligation specified in the contract is discharged or cancelled or has expired.

v.  Treasury stock

Reacquired Company shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction in equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employee stock ownership program is accounted for at its fair value at grant date. The difference between the cost and the proceeds from the sale/transfer of treasury stock is credited to “Additional Paid-in Capital”.

w. Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognized as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

x. Basic and diluted earnings per share and earnings per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 100, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial investments.

y.Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity: a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity); b) whose operating results are regularly reviewed by the Group’s chief operating decision maker i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance; and c) for which discrete financial information is available.

z.Provision

Provisions are recognized when the Group has present obligations (legal or constructive) arising from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and the amount can be measured reliably.

Provisions for onerous contracts are recognized when the contract becomes onerous for the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfill the contract.

aa.  Impairment of non-financial assets

At the end of each reporting period, the Group assesses whether there is an indication that an asset may be impaired. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use (“VIU”). Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations are recognized in profit or loss as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa.Impairment of non-financial assets (continued)

At the end of each reporting period, the Group assesses whether there is any indication that previously recognized impairment losses for an asset, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset, other than goodwill, is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in profit or loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill can not be reversed in future periods.

ab.  Critical accounting judgements estimates and assumptions

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgements

In the process of applying the Group's accounting policies, management has made the certain judgements, which have the most significant effect on the amounts recognized in the consolidated financial statements.

Segment information

For management purposes, the Group is organized into business units based on its group of customers (namely called Customer Facing Units) and has five reportable segments as follows: mobile, consumer, enterprise, wholesale and international business, and other segments. The Group has determined the reportable segment reported based on, among others, the structure of the organization as well as the components of the Group whose operating results are regularly reviewed by the Group's Chief Operating Decision Maker (PKO). The Group has also determined the Board of Directors as CODM since the Board monitors the operating results of the CFU separately for the purpose of making decisions about resource allocations and performance assessment of the CFU.

Estimates dan assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

i.Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate and return on investment (ROI). Any changes in these assumptions will impact the carrying amount of the retirement benefit obligations.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ab.  Critical accounting estimates and judgements (continued)

i.   Retirement benefits (continued)

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

If there is an improvement in the ratings of such Government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefit obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 29 and 30.

ii.Useful lives of property and equipment

The Group estimates the useful lives of its property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation and experience with similar assets.

The Group reviews its estimates of useful lives at least each financial year-end and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence and legal or other limitations on the continuing use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

Details of the nature and carrying amounts of property and equipment are disclosed in Note 9.

iii. Provision for impairment of receivables

The Group assesses whether there is objective evidence that trade and other receivables have been impaired at the end of each reporting period. Provision for impairment of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amounts of provision for impairment of receivables are disclosed in Note 5.

iv.Income taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made. Details of the nature and carrying amounts of income tax are disclosed in Note 26.

3.   CASH AND CASH EQUIVALENTS

		2017		2016
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Cash on hand	Rp	-	12	-	10
Cash in banks
Related parties
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	Rp	-	1,481	-	1,897
	US$	27	367	41	548
	JPY	7	1	6	1
	EUR	1	17	1	11
	HKD	1	2	1	1
	AUD	0	0	0	0
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	Rp	-	968	-	581
	US$	1	13	6	84
	EUR	0	6	5	68
	SGD	0	0	0	0
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	Rp	-	466	-	95
	US$	6	82	8	107
Others	Rp	-	21	-	22
	US$	0	1	0	0
Sub-total			3,425		3,415
Third parties
PT Bank Permata Tbk (“Bank Permata”)	Rp	-	278	-	14
	US$	0	2	7	96
The Hongkong and Shanghai Banking Corporation Ltd. (“HSBC”)	US$	14	184	13	176
	HKD	4	6	2	4
Standard Chartered Bank (“SCB”)	Rp	-	0	-	0
	US$	11	154	6	74
	SGD	0	1	5	43
Development Bank of Singapore (“DBS”)	Rp	-	24	-	101
	US$	0	0	0	0
Others (each below Rp75 billion)	Rp	-	360	-	157
	US$	4	61	5	69
	SGD	0	2	0	0
	EUR	1	20	0	1
	AUD	0	1	1	12
	TWD	8	4	3	1
	MYR	2	8	0	0
	HKD	0	0	0	0
	MOP	0	0	0	1
Sub-total			1,105		749
Total cash in banks			4,530		4,164
Time deposits
Related parties
BNI	Rp	-	5,315	-	4,043
	US$	9	116	25	336
BRI	Rp	-	4,954	-	4,076
	US$	15	203	47	632
PT Bank Tabungan Negara (Persero) Tbk (“Bank BTN”)	Rp	-	2,958	-	3,356
Bank Mandiri	Rp	-	446	-	1,552
	US$	-	-	5	67
Sub-total			13,992		14,062

3.   CASH AND CASH EQUIVALENTS (continued)

		2017		2016
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)		Rupiah equivalent
Time deposits (continued)
Third parties
PT Bank Pembangunan Daerah Jawa Barat dan Banten Tbk (“BJB”)	Rp	-	1,726	-		2,020
PT Bank Mega Tbk (“Bank Mega”)	Rp	-	1,243	-		1,226
	US$	-	-	14		185
PT Bank OCBC NISP Tbk (“OCBC NISP”)	Rp	-	1,200	-		1,550
	US$	-	-	10		134
PT Bank Tabungan Pensiunan Nasional Tbk (“BTPN”)	Rp	-	676	-		461
	US$	30	401	-		-
PT Bank CIMB Niaga Tbk (“Bank CIMB Niaga”)	Rp	-	600	-		2,025
	US$	2	31	-	-	-
PT Bank UOB Indonesia (“UOB”)	Rp	-	-	-		1,345
	US$	20	263	-		-
SCB	US$	10	136	18		242
	SGD	-	-	15		139
PT Bank Muamalat Indonesia Tbk	Rp	-	91	-		305
PT Bank Bukopin Tbk (“Bank Bukopin”)	Rp	-	22	-		148
Bank Permata	Rp	-	-	-		1,492
PT Bank ANZ Indonesia (”ANZ”)	Rp	-	5	-		200
	US$	5	73	-		-
Others	Rp	-	97	-		59
	MYR	14	47	-		-
Sub-total			6,611			11,531
Total time deposits			20,603			25,593
Grand Total			25,145			29,767

Interest rates per annum on time deposits are as follows:

	2017	2016
Rupiah	2.85%-8.50%	3.20%-10.00%
Foreign currencies	0.40%-1.75%	0.10%-2.00%

The related parties in which the Group places its funds are state-owned banks. The Group placed the majority of its cash and cash equivalents in these banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

Refer to Note 31 for details of related parties transactions.

4.   OTHER CURRENT FINANCIAL ASSETS

		2017		2016
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Time deposits
Related parties
BRI	Rp	-	2	-	-
BNI	Rp	-	-	-	63
Third parties
UOB	US$	14	191	1	13
SCB	US$	8	109	-	-
Others	Rp	-	23	-	-
Total time deposits			325		76
Available-for-sale financial assets
Related parties
PT Bahana TCW Investment Management (“Bahana TCW”)	Rp	-	360	-	559
PT Mandiri Manajemen Investasi	Rp	-	711	-	500
State-owned enterprises	US$	-	-	4	55
Government	US$	-	-	2	27
Others	Rp	-	80	-	-
Sub-total			1,151		1,141
Third parties	Rp	-	17	-	17
Total available-for-sale financial assets			1,168		1,158
Escrow accounts	Rp	-	318	-	112
	US$	6	78	2	22
	MYR	5	15	-	-
Others	Rp	-	263	-	98
	US$	0	6	-	-
	MYR	0	0	-	-
	AUD	0	0	0	5
Total			2,173		1,471

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	2017	2016
Rupiah	6.00%-7.00%	5.75%-6.00%
Foreign currency	1.38%-1.64%	0.58%-1.64%

Refer to Note 31 for details of related parties transactions.

5. TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.By debtor

(i)	Related parties

	2017	2016
State-owned enterprises	721	151
Indonusa	465	431
PT Indosat Tbk (“Indosat”)	372	370
Others	670	348
Total	2,228	1,300
Provision for impairment of receivables	(683)	(406)
Net	1,545	894

(ii)	Third parties
	2017	2016
Individual and business subscribers	9,808	7,801
Overseas international carriers	1,517	1,252
Total	11,325	9,053
Provision for impairment of receivables	(3,648)	(2,584)
Net	7,677	6,469

b. By age

(i) Related parties

	2017	2016
Up to 3 months	1,405	690
3 to 6 months	100	39
More than 6 months	723	571
Total	2,228	1,300
Provision for impairment of receivables	(683)	(406)
Net	1,545	894

(ii) Third parties

	2017	2016
Up to 3 months	6,809	5,566
3 to 6 months	688	658
More than 6 months	3,828	2,829
Total	11,325	9,053
Provision for impairment of receivables	(3,648)	(2,584)
Net	7,677	6,469

5. TRADE RECEIVABLES  (continued)

b. By age  (continued)

(iii) Aging of total trade receivables

	2017		2016
	Gross	Provision for impairment of receivables	Gross	Provision for impairment of receivables
Not past due	6,788	920	4,535	177
Past due up to 3 months	1,426	281	1,721	401
Past due more than 3 to 6 months	788	258	697	495
Past due more than 6 months	4,551	2,872	3,400	1,917
Total	13,553	4,331	10,353	2,990

The Group has made provision for impairment of trade receivables based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2017 and 2016, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted toRp3,354 billion and Rp3,005 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c. By currency

(i)   Related parties

	2017	2016
Rupiah	2,187	1,300
U.S. dollar	41	0
Others	0	0
Total	2,228	1,300
Provision for impairment of receivables	(683)	(406)
Net	1,545	894

(ii)  Third parties

	2017	2016
Rupiah	10,300	7,565
U.S. dollar	968	1,437
Australian dollar	19	40
Others	38	11
Total	11,325	9,053
Provision for impairment of receivables	(3,648)	(2,584)
Net	7,677	6,469

5. TRADE RECEIVABLES  (continued)

d.  Movements in the provision for impairment of receivables

	2017	2016
Beginning balance	2,990	3,048
Provision recognized during the year (Note 25)	1,494	743
Receivables written off	(153)	(801)
Ending balance	4,331	2,990

The receivables written off relate to both related party and third party trade receivables.

Management believes that the provision for impairment of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of December 31, 2017, certain trade receivables of the subsidiaries amounting to Rp6,888 billion have been pledged as collateral under lending agreements (Notes 15 and 16c).

Refer to Note 31 for details of related parties transactions.

6.INVENTORIES

	2017	2016
Components	447	299
SIM cards and blank prepaid vouchers	168	168
Others	69	164
Total	684	631
Provision for obsolescence
Components	(24)	(18)
SIM cards and blank prepaid vouchers	(29)	(29)
Others	0	0
Total	(53)	(47)
Net	631	584

Movements in the provision for obsolescence are as follows:

	2017	2016
Beginning balance	47	41
Provision recognized during the period	6	11
Inventory written off	-	(5)
Ending balance	53	47

The inventories recognized as expense and included in operations, maintenance, and telecommunication service expenses as of December 31, 2017 and 2016 amounted to Rp2,458 billion and Rp2,105 billion, respectively (Note 24).

6.    INVENTORIES  (continued)

Management believes that the provision is adequate to cover losses from decline in inventory value due to obsolescence.

Certain inventories of the subsidiaries amounting to Rp231 billion have been pledged as collateral under lending agreements (Notes 15, 16b and 16c).

As of December 31, 2017 and 2016, modules and components held by the Group with book value amounting to Rp143 billion and Rp199 billion, respectively, have been insured against fire, theft, and other specific risks. Modules are recorded as part of property and equipment. Total sum insured as of December 31, 2017 and 2016 amounted to Rp256 billion and Rp220 billion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

7.OTHER CURRENT ASSETS

	2017	2016
Frequency license (Note 34c.i)	3,760	3,056
Prepaid rental	1,349	1,234
Advances	1,156	389
Prepaid salaries	227	229
Advance to employee	35	32
Others	656	306
Total	7,183	5,246

Refer to Note 31 for details of related parties transactions.

8.LONG-TERM INVESTMENTS

The Group has investments in several entities as follows:

	2017
	Percentage of ownership	Beginning balance	Additions (deductions)	Share of net profit (loss)	Dividend	Share of other comprehensive income	Ending balance
Long-term investments in associated companies:
Tiphonea	24.00	1,488	-	80	(28)	(1)	1,539
Indonusab	20.00	221	-	-	-	-	221
Teltranetc	51.00	38	-	(20)	-	-	18
PT Integrasi Logistik Cipta Solusi (“ILCS”)e	49.00	42	-	1	-	-	43
PT Graha Sakura Nusantara (“GSN”)g	45.00	-	14	0	-	-	14
Others f	25.00-49.00	-	4	(0)	-	(0)	4
Sub-total		1,789	18	61	(28)	(1)	1,839
Other long-term investments		58	251	-	-	-	309
Total long-term investments		1,847	269	61	(28)	(1)	2,148

8.  LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for 2017:

	Tiphone	Indonusa	Teltranet	ILCS	GSN	Others
Statements of financial position
Current assets	8,084	307	174	145	1	190
Non-current assets	994	415	101	32	185	606
Current liabilities	(2,107)	(877)	(149)	(87)	(27)	(724)
Non-current liabilities	(3,255)	(177)	(90)	(2)	(129)	(1,882)
Equity (deficit)	3,716	(332)	36	88	30	(1,810)
Statements of profit or loss and other comprehensive income
Revenues	27,914	692	209	122	0	106
Operating expenses	(27,217)	(333)	(255)	(116)	(0)	(287)
Other income (expenses) including finance costs - net	(246)	(364)	(5)	(4)	(0)	(19)
Profit (loss) before tax	451	(5)	(51)	2	0	(200)
Income tax benefit (expense)	(116)	-	13	1	-	-
Profit (loss) for the year	335	(5)	(38)	3	0	(200)
Other comprehensive income (loss)	(3)	-	(0)	(0)	-	-
Total comprehensive income (loss) for the year	332	(5)	(38)	3	0	(200)

	2016
	Percentage of ownership	Beginning balance	Additions (deductions)	Share of net profit (loss)	Dividend	Share of other comprehensive income	Ending balance
Long-term investments in associated companies:
Tiphonea	24.43	1,404	-	108	(23)	(1)	1,488
Indonusab	20.00	221	-	-	-	-	221
Teltranetc	51.00	71	-	(33)	-	-	38
PT Melon Indonesia (“Melon”)d	51.00	50	(67)	17	-	-	-
PT Integrasi Logistik Cipta Solusi (“ILCS”)e	49.00	40	-	2	-	-	42
Othersf	25.00-49.00	6	-	(6)	-	-	-
Sub-total		1,792	(67)	88	(23)	(1)	1,789
Other long-term investments		15	43	-	-	-	58
Total long-term investments		1,807	(24)	88	(23)	(1)	1,847

8.  LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for 2016:

	Tiphone	Indonusa	Teltranet	ILCS	Others
Statements of financial position
Current assets	7,709	170	66	131	170
Non-current assets	743	444	88	29	771
Current liabilities	(1,248)	(532)	(78)	(73)	(629)
Non-current liabilities	(3,762)	(405)	(2)	(1)	(1,212)
Equity (deficit)	3,442	(323)	74	86	(900)
Statements of profit or loss and other comprehensive income
Revenues	27,310	605	66	116	139
Operating expenses	(26,445)	(583)	(149)	(112)	(264)
Other income (expenses) including finance costs - net	(231)	(17)	(3)	0	(88)
Profit (loss) before tax	634	5	(86)	4	(213)
Income tax benefit (expense)	(166)	(33)	21	0	-
Profit (loss) for the year	468	(28)	(65)	4	(213)
Other comprehensive income (loss)	(5)	7	(0)	(0)	-
Total comprehensive income (loss) for the year	463	(21)	(65)	4	(213)

aTiphone was established on June 25, 2008 as PT Tiphone Mobile Indonesia Tbk. Tiphone is engaged in the telecommunication equipment business, such as celullar phone including spare parts, accessories, pulse reload vouchers, repair service and content provider through its subsidiaries. On September 18, 2014, the Company through PINS acquired 25% ownership in Tiphone for Rp1,395 billion.

As of December 31, 2017 and 2016, the fair value of the investment amounted to Rp1,755 billion and Rp1,500 billion, respectively. The fair value was calculated by multiplying the number of shares by the published price quotation as of December 31, 2017 and 2016 amounting to  Rp1,000 and Rp855 per share, respectively.

Reconciliation of financial information to the carrying amount of long-term investment in Tiphone as of December 31, 2017 and 2016 is as follows:

	2017	2016
Assets	9,078	8,452
Liabilities	(5,362)	(5,010)
Net assets	3,716	3,442
Group’s proportionate share of net assets (24.00% in 2017 and 24.43% in 2016)	892	841
Goodwill	647	647
Carrying amount of long-term investment	1,539	1,488

b Indonusa had been a subsidiary of the Company until 2013 when the Company disposed 80% of its interest in Indonusa. On May 14, 2014, based on the Circular Resolution of the Stockholders of Indonusa as covered by notarial deed No. 57 dated April 23, 2014 of FX Budi Santoso Isbandi, S.H., which was approved by the MoLHR in its Letter No. AHU-02078.40.20.2014 dated April 29, 2014, Indonusa’s stockholders approved an increase in its issued and fully paid capital by Rp80 billion. The Company waived its right to own the new shares issued and transferred it to Metra, as the result, Metra’s ownership in Indonusa increased to 4.33% and the Company’s ownership become 15.67%.

c    Investment in Teltranet is accounted for under the equity method, which covered by an agreement between Metra and Telstra Holding Singapore Pte. Ltd. dated August 29, 2014. Teltranet is engaged in communication system services. Metra does not have control to determine the financial and operating policies of Teltranet.

d Melon previously was an associated company. In 2016, the Group purchased 49% shares in Melon through Metranet, therefore Melon became a consolidated subsidiary (Note 1d).

e ILCS is engaged in providing E-trade logistic services and other related services.

f The unrecognized share of losses in other investments for the year ended December 31, 2017 is Rp435 billion.

g On August 31, 2017, NSI and third party established PT Graha Sakura Nusantara (“GSN”) which engaged in real estate and residential and apartment marketing business.

9. PROPERTY AND EQUIPMENT

	January 1, 2017	Acquisitions	Additions	Deductions	Reclassifications/ Translations	December 31, 2017
At cost:
Directly acquired assets
Land rights	1,417	40	62	-	-	1,519
Buildings	7,837	39	211	(3)	1,718	9,802
Leasehold improvements	1,116	-	34	(25)	132	1,257
Switching equipment	20,490	69	556	(977)	(1,675)	18,463
Telegraph, telex and data communication equipment	1,586	-	-	-	(3)	1,583
Transmission installation and equipment	121,552	-	2,420	(4,489)	14,314	133,797
Satellite, earth station and equipment	8,445	573	1,233	(2,202)	1,251	9,300
Cable network	44,791	-	5,715	(694)	(2,657)	47,155
Power supply	15,022	-	222	(456)	1,491	16,279
Data processing equipment	12,515	-	715	(602)	666	13,294
Other telecommunication peripherals	700	-	966	(7)	-	1,659
Office equipment	1,453	11	327	-	(234)	1,557
Vehicles	387	-	65	(13)	-	439
Other equipment	100	-	-	-	(3)	97
Property under construction	4,550	-	20,110	(96)	(20,149)	4,415
Assets under finance lease
Transmission installation and equipment	5,354	-	228	-	-	5,582
Data processing equipment	84	-	-	(1)	-	83
Vehicles	135	-	290	(24)	-	401
Office equipment	76	-	-	(84)	88	80
CPE assets	22	-	-	-	-	22
Power supply	215	-	-	-	-	215
RSA assets	252	-	-	-	-	252
Total	248,099	732	33,154	(9,673)	(5,061)	267,251

	January 1, 2017	Acquisitions	Additions	Deductions	Reclassifications/ Translations	December 31, 2017
Accumulated depreciation and impairment losses:
Directly acquired assets
Buildings	2,435	-	407	-	38	2,880
Leasehold improvements	692	-	149	(23)	5	823
Switching equipment	16,650	-	1,391	(977)	(2,511)	14,553
Telegraph, telex and data communication equipment	333	-	416	-	53	802
Transmission installation and equipment	62,302	-	10,629	(3,642)	(49)	69,240
Satellite, earth station and equipment	7,098	-	595	(2,202)	(1,157)	4,334
Cable network	20,301	-	1,992	(693)	(3,736)	17,864
Power supply	10,164	-	1,274	(286)	2	11,154
Data processing equipment	9,468	-	1,372	(581)	(23)	10,236
Other telecommunication peripherals	461	-	149	(7)	(1)	602
Office equipment	846	-	189	(9)	10	1,036
Vehicles	168	-	66	(8)	-	226
Other equipment	99	-	1	-	(4)	96
Assets under finance lease
Transmission installation and equipment	2,054	-	584	-	-	2,638
Data processing equipment	44	-	29	(1)	4	76
Vehicles	32	-	47	(13)	-	66
Office equipment	94	-	26	(56)	16	80
CPE assets	19	-	1	-	-	20
Power supply	98	-	22	-	-	120
RSA assets	243	-	13	-	(22)	234
Total	133,601	-	19,352	(8,498)	(7,375)	137,080
Net book value	114,498					130,171

9.PROPERTY AND EQUIPMENT (continued)

	January 1, 2016	Acquisitions	Additions	Deductions	Reclassifications/ Translations	December 31, 2016
At cost:
Directly acquired assets
Land rights	1,270	89	59	(1)	-	1,417
Buildings	6,033	10	311	(3)	1,486	7,837
Leasehold improvements	1,036	-	13	(37)	104	1,116
Switching equipment	19,823	-	218	(160)	609	20,490
Telegraph, telex and data communication equipment	876	-	751	(41)	-	1,586
Transmission installation and equipment	119,047	-	2,603	(11,319)	11,221	121,552
Satellite, earth station and equipment	8,146	-	80	-	219	8,445
Cable network	37,887	-	6,746	(302)	460	44,791
Power supply	13,822	-	161	(77)	1,116	15,022
Data processing equipment	11,351	12	318	(82)	916	12,515
Other telecommunication peripherals	632	-	73	-	(5)	700
Office equipment	1,062	5	139	(12)	259	1,453
Vehicles	475	-	60	(147)	(1)	387
Other equipment	99	-	1	-	-	100
Property under construction	4,580	-	17,169	-	(17,199)	4,550
Assets under finance lease
Transmission installation and equipment	5,940	-	229	(815)	-	5,354
Data processing equipment	63	-	77	(56)	-	84
Vehicles	94	-	63	(22)	-	135
Office equipment	73	-	3	-	-	76
CPE assets	22	-	-	-	-	22
Power supply	90	-	125	-	-	215
RSA assets	252	-	-	-	-	252
Total	232,673	116	29,199	(13,074)	(815)	248,099

	January 1, 2016	Acquisitions	Additions	Deductions	Reclassifications/ Translations	December 31, 2016
Accumulated depreciation and impairment losses:
Directly acquired assets
Buildings	2,141	-	290	(2)	6	2,435
Leasehold improvements	623	-	106	(37)	-	692
Switching equipment	15,223	-	1,588	(160)	(1)	16,650
Telegraph, telex and data communication equipment	4	-	329	-	-	333
Transmission installation and equipment	63,063	-	9,957	(10,686)	(32)	62,302
Satellite, earth station and equipment	6,706	-	415	-	(23)	7,098
Cable network	19,524	-	1,534	(302)	(455)	20,301
Power supply	9,114	-	1,145	(70)	(25)	10,164
Data processing equipment	8,503	-	1,067	(62)	(40)	9,468
Other telecommunication peripherals	385	-	77	-	(1)	461
Office equipment	713	-	141	(11)	3	846
Vehicles	166	-	69	(66)	(1)	168
Other equipment	99	-	-	-	-	99
Assets under finance lease
Transmission installation and equipment	2,327	-	542	(815)	-	2,054
Data processing equipment	53	-	47	(56)	-	44
Vehicles	13	-	19	-	-	32
Office equipment	51	-	43	-	-	94
CPE assets	17	-	2	-	-	19
Power supply	18	-	80	-	-	98
RSA assets	230	-	13	-	-	243
Total	128,973	-	17,464	(12,267)	(569)	133,601
Net book value	103,700					114,498

a.	Gain on disposal or sale of property and equipment
	2017	2016
Proceeds from sale of property and equipment	1,367	765
Net book value	(1,009)	(152)
Gain on disposal or sale of property and equipment	358	613

9. PROPERTY AND EQUIPMENT (continued)

b.   Asset impairment

In 2014, the Group decided to cease its fixed wireless business no later than December 14, 2015. The Company assessed the recoverable amount to be Rp549 billion and determined that the assets for fixed wireless CGU were further impaired by Rp805 billion. The recoverable amount has been determined based on VIU calculation using the most recent cash flows projection approved by management. The cash flows projection included cash inflows from the continuing use of the assets during the remaining service period and projected net cash flows to be received for the disposal of the assets for fixed wireless CGU at the end of service period. Projected net cash flows to be received for the disposal of the assets were determined based on cost approach, adjusted for physical, technological and economic obsolescence. Management applied a pre-tax discount rate of 13.5% derived from the Company’s post-tax weighted average cost of capital and benchmarked to externally available data. In addition, management also applied technological and economic obsolescence rate of 30% based on the Company’s internal data, due to the lack of comparable market data because of the nature of the assets. The determination of VIU calculation is most sensitive to the technological and economic obsolescence rate assumption. An increase in technological and economic obsolescence rate to 40% would result in a further impairment of Rp70 billion.

Loss on impairment of assets is recognized as part of “Depreciation and Amortization” in the consolidated statement of profit or loss and other comprehensive income.

In connection with the restructuring of fixed wireless business (Note 34c.i), the Company accelerated the depreciation of its fixed wireless assets. As of December 31, 2015, all of the Company’s fixed wireless assets have been fully depreciated.

In 2017 and 2016, the Company derecognized the fixed wireless asset which fully depreciated with acquisition cost of Rp3,193 billion and Rp5,203 billion, respectively.

Management believes that there is no indication of impairment in the assets of other CGUs as of December 31, 2017.

c.   Others

(i)

Interest capitalized to property under construction amounted to Rp328 billion and Rp444 billion for the years ended December 31, 2017 and 2016, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 8.15% to 11.00% and 10.20% to 11.00% for the years ended December 31, 2017 and 2016, respectively.

(ii)	No foreign exchange loss was capitalized as part of property under construction for the years ended December 31, 2017 and 2016.

(iii)

In 2017 and 2016, the Group obtained proceeds from the insurance claim on lost and broken property and equipment, with a total value of Rp155 billion and Rp77 billion, respectively, and were recorded as part of “Other Income” in the consolidated statements of profit or loss and other comprehensive income. In 2017 and 2016, the net carrying amount of those assets ofRp7 billion and Rp19 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.

9. PROPERTY AND EQUIPMENT (continued)

c.  Others (continued)

(iv)

Since 2015 until 2017, Telkomsel decided to replace certain equipment units with net carrying amount of Rp3,115 billion, as part of its modernization program. Accordingly, Telkomsel accelerated the depreciation of such equipment units. The impact of accelerated depreciation was an increase in the depreciation expense for the year ended December 31, 2017 amounting to Rp459 billion. This modernization program will decrease profit before income tax in 2018 amounting to Rp47 billion.

In 2014, the useful lives of Telkomsel’s buildings and transmissions  were changed from 20 years to 40 years, and from 10 years to 15 and 20 years, respectively, to reflect the current economic lives of the buildings and the transmissions. The impact of reduction in depreciation expense for the year ended December 31, 2017 amounting to Rp198 billion. The impact of the changes in the estimated useful lives of the buildings and transmissions in future periods is an increase in the profit before income tax amounting to Rp135 billion.

In 2012, the useful lives of Telkomsel's towers changed from 10 years to 20 years, to reflect their current economic lives of towers. The impact of reduction in depreciation expense for the year ended December 31, 2017 amounting to Rp92  billion.

(v)	Exchange of property and equipment

In 2012 and 2011, the Company entered into a Procurement and installation Agreement for the Modernization of the Copper Cable Network through Optimalization of Asset Copper Cable Network through Trade In/Trade Off method with PT Len Industri (“LEN”) and PT Industri Telekomunikasi Indonesia (“INTI”), respectively.

In 2017 and 2016, the Company derecognized the copper cable network asset with net carrying amount of Rp1 billion and Rp3 billion, respectively, and recorded the fiber optic network asset from the exchange transaction of Rp506 billion and Rp801 billion, respectively.

In 2017 and 2016, Telkomsel’s certain equipment units with net carrying amount ofRp816 billion and Rp636 billion, respectively, were exchanged with equipment from Ericsson AB, PT Huawei Tech Investment (“Huawei”) and PT Nokia Solutions and Network Indonesia (“PT NSN”). As of December 31, 2017, Telkomsel’s equipment units with net carrying amount of Rp10 billion are going to be exchanged with equipment from Nokia Siemens Network Oy (“NSN Oy”) and Huawei and, therefore, these equipment units were reclassified as “Non- current assets held for sale”” in the consolidated statements of financial position.

(vi)    The Group owns several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 10-45 years which will expire between 2018 and 2053. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(vii) As of December 31, 2017, the Group’s property and equipment excluding land rights, with net carrying amount of Rp118,198 billion were insured against fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totallingRp11,449 billion, US$64 million, HKD3 million, SGD211 million and MYR37 million and first loss basis amounted to Rp2,760 billion. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

9. PROPERTY AND EQUIPMENT (continued)

c.  Others (continued)

(viii)As of December 31, 2017, the percentage of completion of property under construction was around 67.24% of the total contract value, with estimated dates of completion untilDecember 2018. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(ix)All assets owned by the Company have been pledged as collateral for bonds (Notes 16b.i). Certain property and equipment of the Company’s subsidiaries with cost amounting to Rp9,721 billion have been pledged as collateral under lending agreements(Notes 15 and 16).

(x)As of December 31, 2017,  the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp53,407 billion. The Group is currently performing modernization of network assets to replace the fully depreciated property and equipment.

(xi)In 2017,  the total fair values of land rights and buildings of the Group, which are determined based on the sale value of the tax object (“Nilai Jual Objek Pajak” or “NJOP”) of the related land rights and buildings, amounted to Rp30,344 billion.

(xii) On August 25, 2017 Telkom-1 Satellite experienced technical problems which impacted to customer service disruptions. Therefore, the Company was migrating customers services to the Company’s other satellites (Telkom-3S and Telkom-2), as well as to several third party satellites. This customers services migration process has been completed onSeptember 10, 2017, and the costs incurred on this migration process are recognized in these consolidated statements of profit or loss and other comprehensive income. As of December 31, 2017, the acquisition cost and accumulated depreciation of Telkom-1 Satellite amounting to Rp1,165 billion is presented as part of disposal assets group and classified as “Other non-current assets” in the consolidated statements of financial position.

(xiii)Telkomsel entered into several agreements with tower providers to lease spaces in telecommunication towers (slot) and sites of the towers for a period of 10 years. Telkomsel may extend the lease period based on mutual agreement with the relevant parties. In addition, the Group also has lease commitments for transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets withthe option to purchase certain leased assets at the end of the lease terms.

9. PROPERTY AND EQUIPMENT (continued)

c.Others (continued)

Future minimum lease payments required for assets under finance lease are as follows:

Years	2017	2016
2017	-	987
2018	1,083	892
2019	969	816
2020	866	771
2021	778	740
2022	605	590
Thereafter	384	364
Total minimum lease payments	4,685	5,160
Interest	(881)	(1,150)
Net present value of minimum lease payments	3,804	4,010
Current maturities (Note 15b)	(794)	(658)
Long-term portion (Note 16)	3,010	3,352

The details of obligations under finance leases as of December 31, 2017 and 2016 are as follows:

	2017	2016
PT Tower Bersama Infrastructure Tbk	1,293	1,465
PT Profesional Telekomunikasi Indonesia	1,120	1,295
PT Solusi Tunas Pratama	212	241
PT Mandiri Utama Finance	198	-
PT Putra Arga Binangun	189	217
PT Mitsubishi UFJ Lease and Finance Indonesia	135	21
PT Bali Towerindo Sentra	100	112
Others (each below Rp75 billion)	557	659
Total	3,804	4,010

10.  OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets as of December 31, 2017 and 2016 are as follows:

	2017	2016
Claim for tax refund - net of current portion (Note 26)	3,085	1,428
Advances for purchases of property and equipment	2,869	5,276
Prepaid rental - net of current portion (Note 7)	2,688	2,280
Frequency license - net of current portion (Note 7)	2,019	320
Prepaid taxes - net of current portion (Note 26)	753	1,228
Deferred charges	413	387
Security deposit	116	144
Others	327	445
Total	12,270	11,508

10.  OTHER NON-CURRENT ASSETS (continued)

Prepaid rental covers rent of leased line, telecommunication equipment, land and building under lease agreements of the Group with remaining rental periods ranging from 1 to 40 years.

As of December 31, 2017 and 2016, deferred charges represent deferred Indefeasible Right of Use (“IRU”) Agreement charges. Total amortization of deferred charges for the years endedDecember 31, 2017 and 2016 amounted to Rp46 billion and Rp40 billion, respectively.

Refer to Note 31 for details of related parties transactions.

11.  INTANGIBLE ASSETS

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2017	449	7,222	75	607	8,353
Additions	-	1,289	3	21	1,313
Acquisition	232	4	-	-	236
Deductions	(3)	(122)	-	(11)	(136)
Reclassifications/translations	2	(6)	6	18	20
Balance, December 31, 2017	680	8,387	84	635	9,786
Accumulated amortization and impairment losses:
Balance, January 1, 2017	(29)	(4,776)	(56)	(403)	(5,264)
Amortization	-	(1,037)	(9)	(48)	(1,094)
Deductions	-	95	-	11	106
Reclassifications/translations	-	4	(6)	(2)	(4)
Balance, December 31, 2017	(29)	(5,714)	(71)	(442)	(6,256)
Net book value	651	2,673	13	193	3,530

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2016	336	6,267	68	580	7,251
Additions	-	925	9	27	961
Deductions	-	-	(2)	-	(2)
Reclassifications/translations	(4)	20	-	-	16
Acquisition	117	10	-	-	127
Balance, December 31, 2016	449	7,222	75	607	8,353
Accumulated amortization and impairment losses:
Balance, January 1, 2016	(29)	(3,748)	(49)	(369)	(4,195)
Amortization	-	(1,027)	(7)	(34)	(1,068)
Deductions	-	-	-	-	-
Reclassifications/translations	-	(1)	-	-	(1)
Balance, December 31, 2016	(29)	(4,776)	(56)	(403)	(5,264)
Net book value	420	2,446	19	204	3,089

(i)

Goodwill resulted from the acquisition of Sigma (2008), Admedika (2010),  data center BDM (2012), Contact Centres Australia Pty. Ltd. (2014),  MNDG (2015), Melon (2016), GSDm (2016), TSGN (2017) and Nutech (2017) (Note 1d).

(ii)

The amortization is presented as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income. The remaining amortization periods of software range from 1-5 years.

(iii)	As of December 31, 2017, the cost of fully amortized intangible assets that are still used in operations amounted to Rp3,847 billion.

12. TRADE PAYABLES

	2017	2016
Related parties
Purchases of equipment, materials and services	574	1,223
Payables to other telecommunication providers	322	324
Sub-total	896	1,547
Third parties
Purchases of equipment, materials and services	11,662	9,434
Radio frequency usage charges, concession fees and Universal Service Obligation (“USO”) charges	1,561	1,256
Payables to other telecommunication providers	1,455	1,281
Sub-total	14,678	11,971
Total	15,574	13,518

Trade payables by currency are as follows:

	2017	2016
Rupiah	13,344	11,270
U.S. dollar	2,167	2,196
Others	63	52
Total	15,574	13,518

Refer to Note 31 for details of related parties transactions.

13.  ACCRUED EXPENSES

	2017	2016
Operation, maintenance and telecommunication services	7,093	6,165
General, administrative and marketing expenses	2,684	1,914
Salaries and benefits	2,664	2,993
Interest and bank charges	189	211
Total	12,630	11,283

Refer to Note 31 for details of related parties transactions.

14.  UNEARNED INCOME

a.	Current portion of unearned income

	2017	2016
Prepaid pulse reload vouchers	4,800	4,959
Telecommunication tower leases	300	199
Other telecommunications services	148	189
Others	179	216
Total	5,427	5,563

b.	Non-current portion of unearned income

	2017	2016
Indefeasible Right of Use	205	169
Other telecommunications services	319	256
Total	524	425

15.  SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

a.   Short-term bank loans

		2017		2016
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Related parties
BNI	Rp	-	1,252	-	143
Bank Mandiri	Rp	-	45	-	-
Sub-total		-	1,297	-	143
Third parties
UOB	Rp	-	400	-	269
PT Bank DBS Indonesia	Rp	-	408	-	95
Bank CIMB Niaga	Rp	-	83	-	143
SCB	Rp	-	-	-	90
PT Bank Sumitomo Mitsui Indonesia (“Sumitomo”)	Rp	-	80	-	-
Others	Rp	-	21	-	171
Sub-total			992		768
Total			2,289		911

Other significant information relating to short-term bank loans as of December 31, 2017 is as follows:

	Borrower	Currency	Total facility (in billions)	Maturity date	Interest payment period	Interest rate per annum	Security
BNI
November 28, 2012h,c	Metra	Rp	150	November 28, 2018	Monthly	1 month JIBOR+2.95%	None
March 13, 2013g	Sigma	Rp	2,100	January 9, 2018	Monthly	1 month JIBOR+3.00%	Trade receivables (Note 5) and property and equipment (Note 9)
January 10, 2014f	Sigma	Rp	125	January 9, 2018	Monthly	1 month JIBOR+3.00%	Trade receivables (Note 5) and property and equipment (Note 9)
May 15, 2017	Infomedia	Rp	250	May 14, 2018	Monthly	1 month JIBOR+3.00%	Trade receivables (Note 5)
June 7, 2017	ISH	Rp	150	June 6, 2018	Monthly	1 month JIBOR+3.00%	Trade receivables (Note 5)
June 19, 2017	Telkom Infra	Rp	161	August 31, 2018	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 5)
September 28, 2017	Telkom Infra	Rp	70	June 30, 2018	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 5)
November 8, 2017	GSD	Rp	50	November 8, 2018	Monthly	9.00%	Trade receivables (Note 5)
December 19, 2017	Telkom Infra	Rp	80	December 31, 2018	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 5)
Bank Mandiri
October 11, 2017	GSD	Rp	55	September 11, 2018	Monthly	9.00%	Trade receivables (Note 5)
UOB
December 20, 2016d	Finnet	Rp	400	December 19, 2018	Monthly	1 month JIBOR+2.25%	None
PT Bank DBS Indonesia
April 12, 2016e,b	Sigma	US$	0.02	July 31, 2018	Semi-annually	3.25% (US$) / 10.75% (Rp)	Trade receivables (Note 5)
March 27, 2017	Metra	Rp	250	July 31, 2018	Monthly	1 month JIBOR+2.15%	None
Bank CIMB Niaga
April 28, 2013a,c	GSD	Rp	85	January 1, 2018	Monthly	10.90%-11.50%	Trade receivables (Note 5) and property and equipment (Note 9)
Sumitomo
December 21, 2017	Metra	Rp	300	January 27, 2018	Monthly	1 month JIBOR+1.50%	None

15.  SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

a.	Short-term bank loans (continued)

The credit facilities were obtained by the Company’s subsidiaries for working capital purposes.

a Based on the latest amendment dated November 11, 2014.

b Facility in USD. Withdrawal can be executed in USD and IDR.

c Unsettled loan will be automatically extended.

d Based on the latest amendment dated June 2, 2017.

e Based on the latest amendment dated October 25, 2017.

f Based on the latest amendment dated November 29, 2017.

g Based on the latest amendment dated December 21, 2017.

h Based on the latest amendment dated March 21, 2017.

b.	Current maturities of long-term borrowings

	Notes	2017	2016
Two-step loans	16a	206	225
Bonds and notes	16b	-	1
Bank loans	16c	4,110	3,637
Other borrowings	16d	99	-
Obligations under finance leases	9c.xiii	794	658
Total		5,209	4,521

16.  LONG-TERM LOANS AND OTHER BORROWINGS

	Notes	2017	2016
Two-step loans	16a	892	1,067
Bonds and notes	16b	8,982	9,322
Bank loans	16c	13,894	11,929
Other borrowings	16d	1,196	697
Obligations under finance leases	9c.xiii	3,010	3,352
Total		27,974	26,367

Scheduled principal payments as of December 31, 2017 are as follows:

					Year
	Notes	Total	2019	2020	2021	2022	Thereafter
Two-step loans	16a	892	187	187	171	135	212
Bonds and notes	16b	8,982	-	1,995	-	2,196	4,791
Bank loans	16c	13,894	4,138	3,350	2,222	1,743	2,441
Other borrowings	16d	1,196	199	199	199	199	400
Obligations under finance leases	9c.xiii	3,010	744	699	668	548	351
Total		27,974	5,268	6,430	3,260	4,821	8,195

a. Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained up to July 1994 are payable in rupiah based on the exchange rate at the date of drawdown. Loans obtained after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

a. Two-step loans (continued)

		2017		2016
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Overseas banks	Yen	5,375	648	6,143	707
	US$	17	237	22	295
	Rp	-	213	-	290
Total			1,098		1,292
Current maturities (Note 15b)			(206)		(225	))))
Long-term portion			892		1,067

Lenders	Currency	Principal payment schedule	Interest payment period	Interest rate per annum
Overseas banks	Yen	Semi-annually	Semi-annually	2.95%
	US$	Semi-annually	Semi-annually	3.85%
	Rp	Semi-annually	Semi-annually	8.25%

The loans were intended for the development of telecommunications infrastructure and supporting telecommunications equipment. The loans will be settled semi-annually and due on various dates through 2024.

The Company had used all facilities under the two-step loans program since 2008.

Under the loan covenants, the Company is required to maintain financial ratios as follows:

a.Projected net revenue to projected debt service ratio should exceed 1.2:1 for the two-step loans originating from Asian Development Bank (“ADB”).

b.Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from the ADB.

As of December 31, 2017, the Company has complied with the above-mentioned ratios.

b. Bonds and notes

		2017		2016
		Outstanding		Outstanding
Bonds and notes	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Bonds
2010
Series B	Rp	-	1,995	-	1,995
2015
Series A	Rp	-	2,200	-	2,200
Series B	Rp	-	2,100	-	2,100
Series C	Rp	-	1,200	-	1,200
Series D	Rp	-	1,500	-	1,500
Medium Term Notes (“MTN”)
GSD
Series A	Rp	-	-	-	220
Series B	Rp	-	-	-	120
Promissory notes
PT ZTE Indonesia (“ZTE”)	US$	-	-	0	1
Total			8,995		9,336
Unamortized debt issuance cost			(13)		(13)
Total			8,982		9,323
Current maturities (Note 15b)			-		(1)
Long-term portion			8,982		9,322

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.	Bonds and notes (continued)

i. Bonds

2010

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quarterly	10.20%

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 9c.ix). The underwriters of the bonds are PT Bahana Securities (“Bahana”), PT Danareksa Sekuritas, and PT Mandiri Sekuritas and the trustee is Bank CIMB Niaga.

The Company received the proceeds from the issuance of bonds on July 6, 2010.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband (bandwidth, softswitching, datacom, information technology and others) and infrastructure (backbone, metro network, regional metro junction, internet protocol, and satellite system) and to optimize legacy and supporting facilities (fixed wireline and wireless).

As of December 31, 2017, the rating of the bonds issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (stable outlook).

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 2:1.
2.	EBITDA to finance costs ratio should not be less than 5:1.
3.	Debt service coverage is at least 125%.

As of December 31, 2017 the Company has complied with the above-mentioned ratios.

2015

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are secured by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 9c.ix). The underwriters of the bonds are Bahana, PT Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas and the trustee is Bank Permata.

The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband, backbone, metro network, regional metro junction, information technology application and support, and merger and acquisition of some domestic and international entities.

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b. Bonds and notes (continued)

i.  Bonds (continued)

As of December 31, 2017, the rating of the bonds issued by Pefindo is idAAA (stable outlook).

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 2:1.
2.	EBITDA to finance costs ratio should not be less than 4:1.
3.	Debt service coverage is at least 125%.

As of December 31, 2017, the Company has complied with the above-mentioned ratios.

ii. MTN

GSD

Notes	Currency	Principal	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	Rp	220	November 14, 2014	November 14, 2019	Semi-annually	11%
Series B	Rp	120	March 6, 2015	March 6, 2020	Semi-annually	11%
Total		340

Based on Agreement of Issuance and Appointment of Monitoring and Insurance Agents of Medium Term Notes (MTN) PT Graha Sarana Duta Year 2014 dated November 13, 2014 as covered by notarial deed No. 30 of Arry Supratno, S.H., GSD will issue MTN with the principle amount up to Rp500 billion in series.

On June 12, 2017, GSD has been fully paid for MTN series A amounted to Rp220 billion and series B amounted to Rp120 billion to PT Mandiri Sekuritas as an Arranger.

iii. Promissory Notes

Supplier	Currency	Principal* (in billions)	Issuance date	Principal payment schedule	Interest payment period	Interest rate per annum
PT Huawei[a]	US$	0.2	April 30, 2013	-	Semi-annually	6 months LIBOR+1.5%
ZTE[b,c]	US$	0.1	August 20, 2009	February 4, 2017	Semi-annually	6 months LIBOR+1.5%

*In original currency

aHas been fully paid on July 30, 2016

bHas been fully paid on February 4, 2017

cBased on the latest amendment on August 15, 2011

Based on Agreement of Frame Supply and Deferred Payment Arrangement between the Company, ZTE and PT Huawei, the promissory notes issued by the Company to ZTE and PT Huawei are vendor financing facilities with no collateral covering 85% of Hand-over Report (Berita Acara Serah Terima) projects with ZTE and PT Huawei.

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans

		2017		2016
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Related parties
BNI	Rp	-	4,603	-	3,222
BRI	Rp	-	2,166	-	1,871
Bank Mandiri	Rp	-	1,126	-	1,232
Sub-total			7,895		6,325
Third parties
Syndication of banks	Rp	-	2,250	-	3,650
The Bank of Tokyo-Mitsubishi-UFJ, Ltd.	Rp	-	1,944	-	2,361
Bank CIMB Niaga	Rp	-	1,726	-	1,162
PT Bank Central Asia Tbk	Rp	-	1,100	-	-
Sumitomo	Rp	-	804	-	647
United Overseas Bank Limited (“UOB Singapore”)	US$	49	664	36	484
UOB	Rp	-	500	-	500
ANZ	Rp	-	440	-	240
PT Bank ICBC Indonesia (“ICBC”)	Rp	-	249	-	-
PT Bank DBS Indonesia	Rp	-	144	-	-
Japan Bank for International Cooperation (“JBIC”)	US$	9	128	16	211
Exim Bank of Malaysia Berhad	MYR	37	124	-	-
Others	Rp	-	26	-	37
	MYR	15	50	-	-
Sub-total			10,149		9,292
Total			18,044		15,617
Unamortized debt issuance cost			(40)		(51)
			18,004		15,566
Current maturities (Note 15b)			(4,110)		(3,637)
Long-term portion			13,894		11,929

Other significant information relating to bank loans as of December 31, 2017 is as follows:

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
BNI
March 13, 2013[h]	Sigma	Rp	2,100	116	Monthly (2016-2022)	Monthly	1 month JIBOR+3.00%	Trade receivables (Note 5) and property and equipment (Note 9)
November 20, 2013[j]	The Company	Rp	1,500	375	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.0%	None
January 10, 2014[h]	Sigma	Rp	247	41	Monthly (2016-2022)	Monthly	1 month JIBOR+3.00%	Trade receivables (Note 5) and property and equipment (Note 9)
November 3, 2014[c]	Telkom Infratel	Rp	1,050	186	Quarterly (2015-2019)	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 5)
June 10, 2015	Metra	Rp	44	15	Semi-annually (2015-2018)	Monthly	1 month JIBOR+2.95%	Trade receivables (Note 5) and property and equipment (Note 9)

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

Other significant information relating to bank loans as of December 31, 2017 is as follows:

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
BNI (continued)
October 12, 2015	Telkom Akses	Rp	1,400	350	Semi-annually (2016-2019)	Quarterly	3 months JIBOR+2.90%	Trade receivables (Note 5), inventories (Note 6), and property and equipment (Note 9)
March 24, 2017e&g	Dayamitra	Rp	1,005	-	Semi-annually (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
March 24, 2017[e]	GSD	Rp	150	-	Quarterly(2019-2024)	Quarterly	3 months JIBOR+1.85%	None
March 24, 2017[e]	The Company	Rp	650	-	Semi-annually (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
November 13, 2017	Telkom Akses	Rp	400	-	Monthly (2018-2021)	Monthly	3 months JIBOR+2.50%	Trade receivables (Note 5), inventories (Note 6), and property and equipment (Note 9)
BRI
October 30, 2013	GSD	Rp	70	10	Monthly (2014-2021)	Monthly	10.00%	Trade receivables (Note 5), property and equipment (Note 9) and lease agreement
October 30, 2013	GSD	Rp	34	5	Monthly (2014-2021)	Monthly	10.00%	Trade receivables (Note 5), property and equipment (Note 9) and lease agreement
November 20, 2013	The Company	Rp	1,500	375	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
December 18, 2015	Dayamitra	Rp	800	75	Semi-annualy (2017-2020)	Quarterly	3 months JIBOR+2.70%	Property and equipment (Note 9)
March 24, 2017[e]	The Company	Rp	500	-	Semi-annualy (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
March 24, 2017[e]	Dayamitra	Rp	500	-	Semi-annualy (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
November 20, 2013	The Company	Rp	1,500	375	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
Bank Mandiri
November 20, 2013	The Company	Rp	1,500	375	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
September 27, 2016	Patrakom	Rp	70	9	Quarterly (2017-2019)	Monthly	9.50%	Trade receivables (Note 5) and property and equipment (Note 9)
March 24, 2017[e]	Dayamitra	Rp	500	-	Semi-annually (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
March 24, 2017[e]	TII	Rp	195	-	Semi-annualy (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
Syndication of banks
March 13, 2015 (BNI dan BCA)d,[k]	The Company	Rp	2,900	483	Semi-annually (2016-2022)	Quarterly	3 months JIBOR+2.00%	All assets
March 13, 2015 (BNI dan BCA)d,[k]	GSD	Rp	100	17	Semi-annually (2016-2022)	Quarterly	3 months JIBOR+2.00%	All assets

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)
	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
The Bank of Tokyo - Mitsubishi UFJ, Ltd. (continued)
October 9, 2014	Dayamitra	Rp	600	160	Quarterly (2016-2019)	Quarterly	3 months JIBOR+2.40%	Trade receivables (Note 5) and property and equipment (Note 9)
March 13, 2015[d]	Metra	Rp	400	68	Quartely (2016-2020)	Quartely	3 months JIBOR+1.50%	None
March 13, 2015[d]	Infomedia	Rp	250	28	Quartely (2016-2020)	Quartely	3 months JIBOR+1.50%	None
March 13, 2015[d]	Dayamitra	Rp	100	17	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
November 2, 2015	Dayamitra	Rp	400	80	Quarterly (2017-2020)	Quarterly	3 months JIBOR+2.60%	Trade receivables (Note 5) and property and equipment (Note 9)
October 3, 2016	Dayamitra	Rp	500	-	Semi-annually (2019-2024)	Quarterly	3 months JIBOR+2.25%	Property and equipment (Note 9) and lease agreement
March 30, 2017[f]	Dayamitra	Rp	97.5	-	Quarterly (2018-2024)	Quarterly	3 months JIBOR+1.50%	None
March 30, 2017[f]	GSD	Rp	202.5	-	Quarterly (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
March 30, 2017[f]	Metra	Rp	100	-	Quarterly (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
Bank CIMB Niaga
March 31, 2011	GSD	Rp	24	3	Monthly (2011-2020)	Monthly	9.75%	Property and equipment (Note 9) and lease agreement
March 31, 2011	GSD	Rp	13	2	Monthly (2011-2019)	Monthly	9.75%	Property and equipment (Note 9) and lease agreement
September 9, 2011	GSD	Rp	41	4	Monthly (2011-2021)	Monthly	9.75%	Property and equipment (Note 9) and lease agreement
September 20, 2012 [i]	TLT	Rp	1,200	13	Monthly (2015-2030)	Quarterly	3 months JIBOR+3.45%	Property and equipment (Note 9)
September 20, 2012	TLT	Rp	118	1	Monthly (2015-2030)	Monthly	9.00%	Property and equipment (Note9)
September 20, 2012 [i]	TLT	Rp	100	1	Monthly (2017-2030)	Monthly	3 months JIBOR+3.45%	Property and equipment (Note9)
March 30, 2017	GSD	Rp	200	-	Monthly (2018-2024)	Quartely	3 months JIBOR+1.50%	None
March 30, 2017[f]	Metra	Rp	295	-	Monthly (2018-2022)	Quartely	3 months JIBOR+1.50%	None
BCA
March 30, 2017[f]	Metra	Rp	170	-	Quartely (2018-2022)	Quartely	3 months JIBOR+1.50%	None
May 5, 2017[a]	Telkomsel	Rp	3,000	-	Monthly (2017-2019)	Quartely	3 months JIBOR+1.00%	None
Sumitomo
March 13, 2015 [d]	Metra	Rp	400	68	Quartely (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 13, 2015 [d]	Infomedia	Rp	250	28	Quartely (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 13, 2015[d]	Dayamitra	Rp	100	17	Quartely (2016-2020)	Quarterly	3 months JIBOR+2.15%	None

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

d.	Bank loans (continued)

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
Sumitomo (continued)
March 30, 2017[f]	Dayamitra	Rp	97.5	-	Quartely (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
March 30, 2017[f]	GSD	Rp	202.5	-	Quartely (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
March 30, 2017[f]	Metra	Rp	100	-	Quartely (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
UOB Singapore
September 9, 2016	TII	US$	0.06	-	Semi-annually (2019-2022)	Quarterly	3 months LIBOR+1.50%	None
UOB
September 22, 2016	Dayamitra	Rp	500	-	Semi-annually (2018-2024)	Quarterly	3 months JIBOR+2.20%	Property and equipment (Note 9)
ANZ
March 13, 2015[d]	GSD	Rp	249.5	-	June 13, 2020	Quarterly	3 months JIBOR+2.00%	None
March 13, 2017[d]	PINS	Rp	500	-	May 31, 2022	Quarterly	3 months JIBOR+2.00%	None
ICBC
April 5, 2017	GSD	Rp	272	23	Quartely (2019-2024)	Quarterly	3 months JIBOR+2.36%	Trade receivables (Note 5) and property and equipment (Note 9)
DBS
December 23, 2016	Nutech	Rp	6	1	Monthly (2017-2021)	Monthly	13.00%	Trade receivables (Note 5) and property and equipment (Note 9)
March 30, 2017[f]	Dayamitra	Rp	100	-	Quartely (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
March 30, 2017[f]	Patrakom	Rp	130	-	Quartely (2018-2022)	Quarterly	7.50%	None
JBIC
March 28, 2013[b]	The Company	US$	0.03	0.006	Semi-annually (2014-2019)	Semi-annually	2.18% and 6 months LIBOR+1.20%	None
Exim Bank of Malaysia Berhad
March 23, 2016	TSGN	MYR	0.06	0.01	Monthly (2016-2020)	Monthly	ECOF+1.89%	Trade receivables (Note 5)

As stated in the agreements, the Group is required to comply with all covenants or restrictionssuch as dividend distribution, obtaining new loans, and maintaining financial ratios.As of December 31, 2017, the Group has complied with all covenants or restrictions, except for certain loans. As of December 31, 2017, the Group obtained waiver from lenders to not demand the loan payment as consequence of the breach of covenants.

The credit facilities were obtained by the Group for working capital purposes.

*  In original currency

aTelkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of covenants and negative covenants as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of December 31, 2017 Telkomsel has complied with the above covenants.

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

b In connection with the agreement with NEC Corporation Consortium and TE SubCom, the Company entered into a loan agreement with JBIC, for the procurement of goods and services from NEC Corporation Consortium and TE SubCom for the Southeast Asia Japan Cable System project. The facilities consist of facilities A and B amounting to US$18.8 million and US$12.5 million, respectively.

cBased on the latest amendment on May 30, 2017.

dOn  March 13, 2015, the Company, GSD, Metra and Infomedia entered into several credit facilities agreements with PT Bank Sumitomo Mitsui Indonesia, The Bank of Tokyo - Mitsubishi UFJ, Ltd., ANZ and syndication of banks (BCA and BNI) amounting to Rp750 billion, Rp750 billion, Rp500 billion, and Rp3,000 billion, respectively.  As of December 31, 2017the unused facilities for PT Bank Sumitomo Mitsui Indonesia, The Bank of Tokyo - Mitsubishi UFJ, Ltd. and ANZ amounted to Rp82.5 billion, Rp82.5 billion dan Rp60 billion, respectively.

eOn March, 24, 2017, the Company, Dayamitra, Sigma, GSD and Telin entered several credit agreements with BRI, BNI, and Bank Mandiri amounting to Rp1,000 billion, Rp1,500 billion and Rp1,500 billion, respectively. As of December 31,2017, the unused facilities for BNI and Bank Mandiri amounted to Rp200 billion and Rp805 billion, respectively.

f   On March 30, 2017, The Company, GSD, Metra, Dayamitra, PINS, and Patrakom entered into several credit agreements with The Bank of Tokyo - Mitsubishi UFJ Ltd, PT Bank Sumitomo Mitsui Indonesia, PT Bank DBS Indonesia, Bank CIMB Niaga, and BCA amounting to Rp800 billion, Rp800 billion, Rp900 billion, Rp495 billion and Rp850 billion, respectively.As of December 31, 2017, the unused facilities for The Bank of Tokyo - Mitsubishi UFJ Ltd, PT Bank Sumitomo Mitsui Indonesia, PT Bank DBS Indonesia, Bank CIMB Niaga, and BCA amounted to Rp529 billion, Rp529 billion, Rp759 billion, Rp195 billion and Rp750 billion, respectively.

g     Based on the latest amendment on September 26, 2017.

h   Based on the latest amendment on December 21, 2017.

i      Based on the latest amendment on October 20, 2016.

j   Based on the latest amendment on April 10, 2017

k    Based on the latest amendment on May 9, 2017.

d.	Other borrowing

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
PT Sarana Multi Infrastruktur
October 12, 2016	Dayamitra	Rp	700	-	Semi-annually (2018-2024)	Quarterly	3 months JIBOR+2.20%	Property and equipment (Note 9)
March 29, 2017	Dayamitra	Rp	600	-	Semi-annually (2018-2024)	Quarterly	3 months JIBOR+2.20%	Property and equipment (Note 9)

Under the agreement, Dayamitra is required to comply with all covenants or restrictions, including maintaining financial ratios as follows :

1.	Debt to equity ratio should not exceed 5:1.
2.	Net debt to EBITDA ratio should not exceed 4:1.
3.	Minimal debt service coverage at least 100%.

As of December 31, 2017, Dayamitra has complied with the above-mentioned ratios.

17.  NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	2017	2016
Non-controlling interests in net assets of subsidiaries:
Telkomsel	18,944	20,778
GSD	186	141
Metra	115	208
TII	172	33
Total	19,417	21,160

	2017	2016
Non-controlling interests in net income (loss) of subsidiaries:
Telkomsel	10,637	9,867
Metra	(82)	(39)
TII	6	(3)
GSD	(5)	(5)
Total	10,556	9,820

Material partly-owned subsidiary

As of December 31, 2017 and 2016, the non-controlling interest holds 35% ownership interest in Telkomsel which is considered material to the company (Note 1d).

The summarized financial information of Telkomsel below is provided based on amounts before elimination of inter-company balances and transactions.

Summarized statements of financial position

	2017	2016
Current assets	21,098	28,818
Non-current assets	64,650	60,963
Current liabilities	(23,031)	(21,891)
Non-current liabilities	(8,587)	(8,520)
Total equity	54,130	59,370
Attributable to:
Equity holders of parent company	35,186	38,592
Non-controlling interest	18,944	20,778

Summarized statements of profit or loss and other comprehensive income

	2017	2016
Revenues	93,217	86,725
Operating expenses	(53,183)	(49,751)
Other income - net	380	483
Profit before income tax	40,414	37,457
Income tax expense - net	(10,018)	(9,263)
Profit for the year from continuing operations	30,396	28,194
Other comprehensive income - net	(392)	(222)
Net comprehensive income for the year	30,004	27,972
Profit for the year attributable to non-controlling interest	10,637	9,867
Dividend paid to non-controlling interest	12,334	7,036

17.  NON-CONTROLLING INTERESTS (continued)

Summarized statements of cash flows

	2017	2016
Operating activities	39,564	42,827
Investing activities	(13,984)	(12,794)
Financing activities	(34,720)	(24,132)
Net increase (decrease) in cash and cash equivalents	(9,140)	5,901

18.  CAPITAL STOCK

	2017
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share Government	1	0	0
Series B shares Government	51,602,353,560	52.09	2,580
The Bank of New York Mellon Corporation*	6,078,374,280	6.14	304
Commissioners (Note 1b):
Hendri Saparini	414,157	0	0
Hadiyanto	875,297	0	0
Rinaldi Firmansyah	147,100	0	0
Directors (Note 1b):
Alex Janangkih Sinaga	920,349	0	0
Herdy Rosadi Harman	828,012	0	0
Abdus Somad Arief	828,314	0	0
Dian Rachmawan	888,854	0	0
Public (individually less than 5%)	41,376,586,676	41.77	2,069
Total	99,062,216,600	100.00	4,953
Treasury stock (Note 20)	1,737,779,800	0	87
Total	100,799,996,400	100.00	5,040

	2016
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share Government	1	0	0
Series B shares Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	7,000,589,980	7.07	350
Commissioners (Note 1b):
Hendri Saparini	414,157	0	0
Dolfie Othniel Fredric Palit	372,741	0	0
Hadiyanto	875,297	0	0
Directors (Note 1b):
Alex Janangkih Sinaga	920,349	0	0
Indra Utoyo	1,972,644	0	0
Honesti Basyir	1,945,644	0	0
Herdy Rosadi Harman	828,012	0	0
Abdus Somad Arief	828,314	0	0
Dian Rachmawan	888,854	0	0
Public (individually less than 5%)	40,450,227,048	40.84	2,023
Total	99,062,216,600	100.00	4,953
Treasury stock (Note 20)	1,737,779,800	0	87
Total	100,799,996,400	100.00	5,040

* The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

18.  CAPITAL STOCK (continued)

The Company issued only 1 Series A Dwiwarna share which is held by the Government and can not be transferred to any party, and has a veto in the General Meeting of Stockholders of the Companywith respect to election and removal of the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

19.  ADDITIONAL PAID-IN CAPITAL

	2017	2016
Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446	1,446
Excess of value over cost of selling 215,000,000 shares under the treasury stock plan phase II (Note 20)	576	576
Excess of value over cost of selling 211,290,500 shares under the treasury stock plan phase I (Note 20)	544	544
Difference in value arising from restructuring transactions between entities under common control (Note 20)	478	478
Excess of value over cost of treasury stock transferred to employee stock ownership program (Note 20)	228	228
Excess of value over cost of selling 22,363,000 shares under the treasury stock plan phase III (Note 20)	36	36
Excess of value over cost of selling 864,000,000 shares under the treasury stock plan phase IV (Note 20)	1,996	1,996
Capitalization into 746,666,640 Series B shares in 1999	(373)	(373)
Net	4,931	4,931

Difference in value arising from restructuring and other transactions of entities under common control amounting Rp478 billion arose from the early termination of the Company’s exclusive rights to provide local and inter-local fixed line telecommunication services, for which the Company is required by the Government to use the funds received from this compensation for the development of telecommunication infrastructure. As of December 31, 2017 and 2016, the accumulated development of the related infrastructure amounting to  Rp537 billion, respectively.

20.  TREASURY STOCK

			Maximum Purchase
Phase	Basis	Period	Number of Shares	Amount
I	EGM	December 21, 2005 - June 20, 2007	1,007,999,964	Rp5,250
II	AGM	June 29, 2007 - December 28, 2008	215,000,000	Rp2,000
III	AGM	June 20, 2008 - December 20, 2009	339,443,313	Rp3,000
-	BAPEPAM - LK	October 13, 2008 - January 12, 2009	4,031,999,856	Rp3,000
IV	AGM	May 19, 2011 - November 20, 2012	645,161,290	Rp5,000

Movements in treasury stock as a result of the repurchase of shares are as follows:

	2017			2016
	Number of shares	%	Rp	Number of shares	%	Rp
Beginning balance	1,737,779,800	1.72	2,541	2,601,779,800	2.58	3,804
Sale of treasury stock	-	-	-	(864,000,000)	(0.86)	(1,263)
Ending balance	1,737,779,800	1.72	2,541	1,737,779,800	1.72	2,541

20.  TREASURY STOCK  (continued)

Pursuant to the AGM of Stockholders of the Company held on June 11, 2010, the stockholders approved the change in the Company’s plan for treasury stock phases I, II, and III to become: (i) for reissuance inside or outside stock exchange, (ii) for retirement of the stock by deducting from equity, (iii) for equity stock conversion and (iv) for funding purposes.

Pursuant to the AGM of Stockholders of the Company held on May 19, 2011, the stockholders approved to execute the repurchase plan for treasury stock phase IV.

In 2012, the Company bought back 237,270,500 shares (equivalent to 1,186,352,500 shares after stock split) from the public (part of stock repurchase program phase IV) for Rp1,744 billion.

In the AGM on April 19, 2013, the Company's stockholders approved the change to the plan for the treasury stock phase III, which was decided to be used for the implementation of the Employee Stock Ownership Program (“ESOP”) for the year 2013.

On July 30, 2013, the Company resold 211,290,500 shares (equivalent to 1,056,452,500 shares after stock split) of treasury stock phase I with fair value amounting to Rp2,368 billion (net of related costs to sell the shares). The excess amounting to Rp544 billion in value of the treasury shares sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

On June 13,  2014, the Company resold 215,000,000 shares (equivalent to 1,075,000,000 shares after stock split) of treasury stock phase II with fair value amounting to Rp2,541 billion (net of related costs to sell the shares). The excess amounting to Rp576 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

On December 21, 2015, the Company resold 4,472,600 shares (equivalent to 22,363,000 shares after stock split) of treasury stock phase III with fair value amounting to Rp68 billion (net of related costs to sell the shares). The excess amounting to Rp36 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

On June 29, 2016, the Company resold 172,800,000 shares (equivalent to 864,000,000 shares after stock split) of treasury stock phase IV with fair value of Rp3,259 billion (net of related costs to sell the shares). The excess amounting to Rp1,996 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

21.  OTHER EQUITY

	2017	2016
Effect of change in equity of associated companies	386	386
Unrealized holding gain on available-for-sale securities	58	38
Translation adjustment	527	503
Difference due to acquisition of non controlling interests in subsidiaries	(637)	(637)
Other equity components	53	49
Total	387	339

22.  REVENUES

	2017	2016
Telephone revenues
Cellular
Usage charges	37,176	38,238
Monthly subscription charges	70	259
	37,246	38,497
Fixed lines
Monthly subscription charges	3,260	3,311
Usage charges	3,032	3,847
Call center	290	290
Others	83	94
	6,665	7,542
Total telephone revenues	43,911	46,039
Interconnection revenues	5,175	4,151
Data, internet, and information technology service revenues
Celullar internet and data	37,961	28,308
Internet, data communication and information technology services	15,085	13,073
Short Messaging Services (“SMS”)	13,192	15,980
Pay TV	1,944	1,546
Others	353	64
Total data, internet, and information technology service revenues	68,535	58,971
Network revenues	1,873	1,444
Other revenues
Sales of peripherals	2,292	1,490
Call center service	970	678
Telecommunication tower leases	796	733
Power supply	560	29
CPE and terminal	536	192
E-payment	505	424
E-health	470	415
Others	2,633	1,767
Total other revenues	8,762	5,728
Total revenues	128,256	116,333

The detail of net revenues received by the Group from agency relationships for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Gross revenues	39,111	29,319
Compensation to value added service providers	(1,150)	(1,011)
Net revenues	37,961	28,308

Refer to Note 31 for details of related parties transactions.

23.  PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2017	2016
Salaries and related benefits	7,821	7,476
Vacation pay, incentives and other benefits	3,339	3,865
Pension benefit cost (Note 29)	1,700	1,068
Net periodic post-employment health care benefit cost (Note 29)	276	163
Long Service Awards (“LSA”) expense (Note 30)	255	237
Other employee benefit cost (Note 29)	62	82
Other post-employment benefit cost (Note 29)	42	48
Early retirement program	-	628
Others	34	45
Total	13,529	13,612

Refer to Note 31 for details of related parties transactions.

24. OPERATION, MAINTENANCE AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance and telecommunication service expenses is as follows:

	2017	2016
Operation and maintenance	19,929	17,047
Radio frequency usage charges (Note 34c.i)	4,276	3,687
Cost of IT services	2,648	1,563
Leased lines and CPE	2,607	2,578
Concession fees and USO charges	2,249	2,217
Cost of sales of handset (Note 6)	1,544	1,481
Electricity, gas and water	1,037	960
Cost of SIM cards and vouchers (Note 6)	914	624
Tower leases	472	322
Vehicles rental and supporting facilities	301	367
Insurance	294	256
Others	332	161
Total	36,603	31,263

Refer to Note 31 for details of related parties transactions.

25.  GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2017	2016
Provision for impairment of receivables (Note 5d)	1,494	743
General expenses	1,449	1,626
Training, education and recruitment	531	399
Professional fees	498	594
Travelling	475	436
Meeting	241	207
Social contribution	197	134
Collection expenses	135	152
Others	240	319
Total	5,260	4,610

Refer to Note 31 for details of related parties transactions.

26.  TAXATION

a. Claims for tax refund

	2017	2016
The Company
Corporate income tax	610	473
Value Added Tax (“VAT”)	1,338	335
Subsidiaries
Corporate income tax	174	66
VAT	1,871	1,146
Total claims for tax refund	3,993	2,020
Current portion	(908)	(592)
Non-current portion (Note 10)	3,085	1,428

b. Prepaid taxes

	2017	20l16
The Company
Income tax
Article 19 - Revaluation of fixed assets (Note 26f)	-	538
Article 22 - Withholding tax on goods delivery and imports	1	-
Article 23 - Withholding tax on services	44	-
VAT	629	1,075
Subsidiaries
Corporate income tax	1	62
Income tax
Article 23 - Withholding tax on services	17	52
VAT	2,008	1,639
Total prepaid taxes	2,700	3,366
Current portion	(1,947)	(2,138)
Non-current portion (Note 10)	753	1,228

c.	Taxes payable

	2017	2016
The Company
Income taxes
Article 4 (2) - Final tax	26	29
Article 21 - Individual income tax	81	141
Article 22 - Withholding tax on goods delivery and imports	3	2
Article 23 - Withholding tax on services	29	42
Article 25 - Installment of corporate income tax	1	-
Article 26 - Withholding tax on non-resident income	1	136
VAT
VAT - Tax collector	372	297
	513	647

26.  TAXATION

c.	Taxes payable (continued)

	2017	2016
Subsidiaries
Income taxes
Article 4 (2) - Final tax	85	63
Article 21 - Individual income tax	129	121
Article 22 - Withholding tax on goods delivery and imports	3	2
Article 23 - Withholding tax on services	115	93
Article 25 - Installment of corporate income tax	37	136
Article 26 - Withholding tax on non-resident income	303	16
Article 29 - Corporate income tax	763	1,100
VAT	842	776
	2,277	2,307
Total Taxes Payable	2,790	2,954

d. The components of income tax expense (benefit) are as follows:

	2017	2016
Current
The Company	586	671
Subsidiaries	10,771	10,067
	11,357	10,738
Deferred
The Company	(1,603)	(844)
Subsidiaries	204	(877)
	(1,399)	(1,721)
Net income tax expense	9,958	9,017

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 20% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2017	2016
Profit before income tax	42,659	38,189
Less: income subject to final tax - net	(1,491)	(1,684)
	41,168	36,505
Income tax expense calculated at the Company’s applicable statutory tax rate of 20%	8,234	7,301
Difference in applicable statutory tax rate for subsidiaries	2,046	1,904
Non-deductible expenses	761	491
Final income tax expense	591	345
Deffered tax assets that cannot be utilized - net	(6)	56
Deffered tax assets on fixed asset revaluation for tax purpose	(1,796)	(1,415)
Others	128	335
Net income tax expense - net	9,958	9,017

26.  TAXATION (continued)

d. The components of income tax expense (benefit) are as follows (continued):

The reconciliation between the profit before income tax and the estimated taxable income of the Company for the years ended December 31, 2017 and 2016 is as follows:

	2017	2016
Profit before income tax	42,659	38,189
Add back consolidation eliminations	21,445	24,613
Consolidated profit before income tax and eliminations	64,104	62,802
Less: profit before income tax of the subsidiaries	(43,702)	(40,166)
Profit before income tax attributable to the Company	20,402	22,636
Less: income subject to final tax	(462)	(670)
	19,940	21,966
Temporary differences:
Provision for impairment and trade receivables written-off	1,030	(43)
Net periodic pension and other post-retirement benefits costs	985	513
Provision for personnel expenses	188	560
Valuation of fair value of put option and long-term investment	-	172
Provision for onerous contracts	-	(547)
Depreciation and gain on sale of property and equipment	(3,120)	(1,880)
Provision for impairment of assets	(1,012)	(1,186)
Deferred installation fee	(4)	50
Finance leases	(3)	(337)
Other provisions	(76)	(106)
Net temporary differences	(2,012)	(2,804)
Permanent differences:
Net periodic post-retirement health care benefit costs	276	163
Employee benefits	264	302
Donations	194	162
Gain on transfer business to under common control entities	86	-
Trade receivables written-off	-	590
Equity in net income of associates and subsidiaries	(20,635)	(19,445)
Others	1,026	769
Net permanent differences	(18,789)	(17,459)
Taxable income of the Company	(861)	1,703
Current corporate income tax expense	-	340
Final income tax expense	586	331
Total current income tax expense of the Company	586	671
Current income tax expense of the subsidiaries	10,771	10,067
Total current income tax expense	11,357	10,738

26. TAXATION (continued)

d. The components of income tax expense (benefit) are as follows (continued):

Tax Law No. 36/2008 which is futher regulated in Government Regulation No. 81/2007 as amended by Government Regulation No. 77/2013 and lastly by Government Regulation No.56/2015 stipulates a reduction of 5% from the top rate applicable to qualifying listed companies, for those whose stocks are traded in the IDX which meet the prescribed criteria that the public owns 40% or more of the total fully paid and traded shares, and such shares are owned by at least 300 parties, with each party owning less than 5% of the total paid-up shares. These requirements must be met by a company for a period of 183 days in one tax year. The Company has met all of the required criteria; therefore, for the purpose of calculating income tax expense and liabilities for the financial reporting the years ended December 31, 2017 and 2016, the Company has reduced the applicable tax rate by 5%.

The Company applied the tax rate of 20% for the years ended December 31, 2017 and 2016.The subsidiaries applied the tax rate of 25% for the years ended  December 31, 2017 and 2016.

The Company will submit the above corporate income tax computation in its income tax return (“Surat Pemberitahuan Tahunan” or Annual Tax Return) for fiscal year 2017 that will be reported to the tax office based on prevailing regulations. The amount of corporate income tax for the year ended December 31, 2016 agreed with what was reported in the annual tax return.

e. Tax assessment

(i)The Company

On November 15, 2013, the Company received Tax Underpayment Assessment Letters  (“SKPKBs”) for VAT for the period January  to September and November 2007 amounting to Rp142 billion.  On January 20, 2014, the Company filed its objection to the Tax Authorities, and in December 2014, Tax Authorities issued a decision which rejected the objections.  The Company accepted  the assessment on the underpayment of VAT amounting to Rp22 billion (including penalty of Rp10 billion). The accepted portion was charged to the 2014 consolidated statement of profit or loss and other comprehensive income. The portion of Interconnection VAT amounting to Rp120 billion (including penalty of Rp39 billion) is recognized as claim for tax refund. On March 12, 2015, the Company has filed an appeal to the Tax Court.

On August 1 and 2, 2017, the Tax Court issued a verdict regarding to VAT international incoming call interconnection appeal process. The verdict stated that the international incoming call interconnection is the taxable services and categorized as export service that subject to 0% tariff rate and granted all the Company’s appeal. In September 2017, the Company received tax refund amounting to Rp115 billion and for remaining balance amounting to Rp5 billion has been compensated to withholding tax article 21 tax collection letters.

On October 26 and November 23, 2017, the Company received a notification from Tax Court that Tax Authorities filed a request for judicial review. On November 23 and December 21, 2017, the Company has sent an answer regarding contra memorandum for judicial review of VAT international incoming call interconnection and as of the date approval and authorization for the of issuance of these financial statements, the judicial review is still in process.

26.  TAXATION (continued)

e. Tax assessment (continued)

(i)   The Company (continued)

In November, 2014, the Company received SKPKBs from the Tax Authorities for fiscal year 2011. Based on the letters, the Company received VAT underpayment assessment for the tax period January to December 2011 amounting to Rp182.5 billion (including penalty of Rp60 billion) and corporate income tax underpayment amounting to Rp2.8 billion (including penalty of Rp929 million). The accepted portion amounting to Rp4.7 billion (including penalty of Rp2 billion) was charged to the 2014 consolidated financial statement of profit or loss and other comprehensive income and the portion of VAT international incoming call interconnection amounting to Rp178 billion (including penalty of Rp58 billion) is recognized as claim for tax refund. On January 7, 2015, the Company filed an objection and on October 20, 2015, Tax Authorities issued a rejection regarding this objection. On January 20, 2016, the Company filed an appeal on the decision of its objection.

On 4 and 5 April, 2017, the Tax Court issued verdict regarding this appeal. The verdict stated that the international incoming call interconnection is the taxable services from outside the Indonesia customs teritory and categorized as export service that subject to 0% tariff rate and granted all the Company’s appeal for the tax period January and September to December 2007. Tax Court rejected the Company’s appeal for the tax period February to August 2011 since the Company did not meet the administrative requirement. Regarding this rejection, on June 19 and 21, 2017, the Company filed the request for judicial review. As of the date of approval and authorization for the issuance of these consolidated financial statements, the judicial review is still in process.

On May 3, 2016, the Tax Authorities issued Field Tax Audit Notification Letter for tax period January to December 2012. Based on the letters, the Company received underpayment assessment of corporate income tax amounting to Rp991.6 billion (including penalty of Rp321.6 billion), VAT underpayment amounting to Rp467 billion (including penalty of Rp153.5 billion), self-assessed offshore VAT underpayment amounting to Rp1.2 billion (including penalty of Rp392 million), VAT underpayment on tax collected amounting to Rp57 billion (including penalty of Rp18.5 billion), tax collection letter (“STP”) for VAT amounting to Rp37.5 billion, withholding tax article 21 underpayment amounting to Rp16.2 billion (including penalty of Rp5.3 billion), final withholding tax article 21 underpayment amounting to Rp1.2 billion (including penalty of Rp407 million), withholding tax article 23 underpayment amounting to Rp63.5 billion (including penalty of Rp20.6 billion), withholding tax article 4(2) underpayment amounting to Rp25 billion (including penalty of Rp8.1 billion) and withholding tax article 26 underpayment amounting to Rp197.6 billion (including penalty of Rp64 billion). The Company has agreed to the recalculation of input tax credit on international incoming call interconnection services amounting to Rp35 billion, corporate income tax amounting to Rp613 million and withholding tax article 26 amounting to Rp311.5 million that have been charged in the consolidated statement of profit or loss and other comprehensive income for fiscal year 2016. The Company filed an objection regarding to the remaining assessments on November 16, 2016.

On March 1, 2017 and May 9, 2017, the Company received the Decision Letter of the Director General of Taxes for the underpayment of self-assessed offshore VAT amounting to Rp1.8 million (including penalty of Rp0.6 million) and the underpayment of VAT on tax collected amounting to Rp4.4 billion (including penalty of Rp1.4 billion). The Company decided to accept the decision.

26.  TAXATION (continued)

e. Tax assessment (continued)

(i)   The Company (continued)

On October 19, 2017, the Tax Authorities issued Objection Decision Letter regarding to underpayment of withholding tax article 21 Rp20.7 billion (including penalty of Rp6.7 billion), underpayment of final withholding tax article 21 amounting to Rp23.8 billion (including penalty of Rp7.7 billion), underpayment of withholding tax article 23 amounting to Rp115.7 billion (including penalty of Rp37.5 billion), underpayment of withholding tax article 4(2) amounting to Rp25 billion (including penalty of Rp8.1 billion), underpayment of wihtholding tax article 26 amounting to Rp197.6 billion (including penalty of Rp64.1 billion) and underpayment of corporate income tax amounting to Rp496.4 billion (including penalty of Rp161 billion). On October 30 dan 31, 2017, the Tax Authorities issued Objection Decision Letter for VAT from the tax period January to December 2012 with total of Rp429.3 billion (including penalty of Rp141.2 billion). On January 17 and 26, 2018, the Company filed an appeal on the rejection of its objection. As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still in process.

On August 23, 2016, the Tax Authority issued Field Tax Audit Notification Letter for tax period January to December 2015 regarding overpayment of corporate income tax amounting to Rp414 billion. Based on audit result, on April 25, 2017, the Tax Authorities issued Tax Overpayment Assessment Letter  (“SKPLB”) for overpayment of corporate income tax amounting to Rp147 billion, underpayment of VAT amounting to Rp13 billion (including penalty of Rp4 billion),  underpayment of VAT on tax collected amounting to Rp6 billion (including penalty of Rp1.5 billion), underpayment of self-assessed offshore VAT amounting to Rp55 billion (including penalty of Rp17 billion), including tax collection of VAT amounting to Rp34 billion, VAT on tax collected amounting to Rp7 billion and self-assessed offshore VAT amounting to Rp8 billion.

The Company accepted tax audit decision amounting to Rp17 billion for corporate income tax, to transfer tax calculation on realisation compensation of Flexi migration amounting to Rp42 billion in Annual Tax Return of Corporate Income Tax Fiscal Year 2016, SKPKBs and Tax Collection Letter of VAT amounting to Rp26 billion. The accepted portion was charged to the consolidated financial statement of profit or loss and other comprehensive income.

On 24 July, 2017, the Company filed Objection Letter to the Tax Authorities for corporate income tax amounting to Rp210.5 billion and self-assessed offshore VAT amounting to Rp55 billion. As of the date of approval and authorization for the issuance of these consolidated financial statements, the objection is still in process.

On August 25, 2017, the Tax Authority issued Field Tax Audit Notification Letter for tax periods January to December 2016 for all taxes. This audit is related to claim for tax refund of overpayment corporate income tax fiscal year 2016. As of the date of approval and authorization for the issuance of these consolidated financial statements, the audit is still in process.

On September 11, 2017 and January 9, 2018, the Tax Authorities issued Field Tax Audit Notification Letter for tax period December 2014 regarding claim for tax refund  overpayment of VAT correction for tax period November and December 2014 amounting to Rp129 billion and Rp86.7 billion, respectively.  As of the date of approval and authorization for the issuance of these consolidated financial statements, the audit is still in process.

26.  TAXATION (continued)

e. Tax assessment (continued)

(ii)  Telkomsel

In December 2013, the Tax Court accepted Telkomsel’s appeal on the 2006 VAT and withholding taxes totaling Rp116 billion. In February 2014, Telkomsel received the refund. On July 3, 2015, in response to Telkomsel’s letter claiming for interest income related to favorable 2006 VAT and withholding tax verdicts, the Tax Authorities informed Telkomsel that the claim cannot be granted since the Tax Authorities filed a request for judicial review to the Supreme Court (“SC”). On August 19, 2016, Telkomsel received a notification from the Tax Court that the Tax Authorities filed a request for judicial review to SC for the VAT case amounting to Rp108 billion. Telkomsel filed a contra memorandum for judicial review to the SC on September 14, 2016. In April 2017, Tax Authority has granted Telkomsel’s claim on interest income will be compensate against corporate income tax installment for the period of April 2017. As  of the date of approval and authorization for issuance of these consolidated financial statements, the judicial review is still in process.

In April 21, 2010, the Tax Authorities filed a judicial review request to the SC for the Tax Court’s acceptance of Telkomsel’s request to cancel the Tax Collection Letter (“STP”) for the underpayment of December 2008 income tax article 25 amounting to Rp429 billion (including a penalty of Rp8.4 billion). In May 2010, Telkomsel filed a contra memorandum for judicial review to the SC. On March 2, 2017, the Company received the official verdict from the SC which accept the Tax Authorities request. The penalty was paid in June 2017.

In May and June 2012, Telkomsel received the refund of the penalty on the 2010 income tax article 25 underpayment amounting to Rp15.7 billion based on the Tax Court’s verdict. On July 17, 2012, the Tax Authorities filed a request for judicial review to the SC on the Tax Court’s Verdict. On September 14, 2012, Telkomsel filed a contra memorandum for judicial review to the SC. In July 2016, conservatively, Telkomsel recognized the tax penalty of Rp15.7 billion. As of the date of approval and authorization for issuance of these consolidated financial statements, the judicial review is still on process.

On May 24, 2012, Telkomsel filed an objection to the Tax Authorities for the 2010 underpayment of VAT of Rp290.6 billion (including penalty of Rp67 billion) and recorded it as a claim for tax refund. On May 9, 2017, Telkomsel received the official verdict from the SC which rejected Telkomsel’s request, therein Telkomsel paid the underpayment on July 10, 2017. On July 19, 2017, Telkomsel filed the second judicial review to contest against the SC’s verdict. As of the date of approval and authorization for issuance of these financial statements, the second judicial review is still in process.

On February 15, 2016, Telkomsel filed an appeal to the Tax Authorities for the 2011 underpayment of corporate income tax of Rp250 billion (including penalty of Rp81.1 billion). Subsequently, on March 17, 2016, Telkomsel also filed an appeal to the Tax Court for the underpayment of VAT amounting to Rp1.2 billion (including penalty of Rp392 million).On February 6, 2017, Telkomsel received the Tax Court’s verdict for VAT cases ofRp1.2 billion in favor of Telkomsel. In March and June 2017 Telkomsel received the tax refund. On March 2, 2017 Telkomsel received the Tax Court’s Verdict for the 2011 underpayment of corporate income tax which partially accepted Telkomsel’s appeal amounting to Rp247.6 billion and on August 31, 2017, Telkomsel received the tax refund.

26.  TAXATION (continued)

e. Tax assessment (continued)

(ii)  Telkomsel  (continued)

In July and October 2017, Telkomsel received notifications that the Tax Authorities had filed judicial reviews to the SC for cases relating to corporate income tax and VAT amounting toRp62 billion and Rp1.2 billion respectively. Telkomsel submitted its contra memorandums for judicial review in August and November 2017. As of the date of approval and authorization for issuance of these consolidated financial statements, the judicial review is still in process.

On July 28, 2016 and in April 2017, Telkomsel received the tax audit instruction letter for compliance of fiscal year 2014 and 2015, respectively. As of the date of approval and authorization for issuance of these consolidated financial statements, the tax audit is still in progress.

f.  Tax incentives

In December 2015, the Company took advantage of the Economic Policy Package V in the form of tax incentives for fixed assets revaluation as stipulated in the Ministry of Finance Regulation (“PMK”) No. 191/PMK.010/2015 juncto PMK No. 233/PMK.03/2015 juncto PMK No. 29/PMK.03/2016. In accordance with the PMK, the Company is allowed to revalue its fixed assets for tax purposes and will obtain lower income tax when the application of the revaluation is submitted to DGT during the period between the effective date of PMK and December 31, 2016. The final income tax is determined at a rate ranging from 3%-6% on the excess of the revalued amount of fixed assets over its original net book value depending on the timing of submission of application to the DGT.

On December 29, 2015, the Company filed an application for fixed assets revaluation using self-assessed revaluation amount and has paid the related final income tax amounting to Rp750 billion. Based on the PMK, the self-assessed revaluation amount should be evaluated by a Public Independent Appraiser (“KJPP”) or valuation specialist, which is registered with the Government before December 31, 2016. Upon verification of the completeness and accuracy of the application, the DGT may issue approval letter within 30 days after the receipt of complete application. The Company has appointed a KJPP to perform fixed assets revaluation of the Company.

The Company submitted the fixed asset revaluation documents phase 1 to DGT on September 29, 2016. On November 10, 2016, DGT issued approval regarding fixed assets revaluation amounting to Rp7,078 billion with related final income tax amounting to Rp212 billion.

On December 15, 2016, the Company submitted its fixed assets revaluation application for Phase 2 to DGT and expects to be eligible for 6% tax rate. In its application, the Company estimated a revaluation increment of Rp8,960 billion with estimated final income tax of Rp538 billion.The Company received fixed asset revaluation report from KJPP. Based on the report, the value of fixed asset increased amounting to Rp8,982 billion with related final income tax amounting to Rp540 billion. The Company has paid final income tax amounting to Rp 2 billion as addition onSeptember 22, 2017 and November 15, 2017. On November 21, 2017, DGT issued approval regarding fixed assets revaluation amounting to Rp8,982 billion with related final income tax amounting to Rp540 billion.

26.  TAXATION (continued)

f.  Tax incentives (continued)

The fixed assets revaluation for tax purpose resulting a deductible temporary difference that originated from higher tax base of fixed assets’s accounting book value. The temporary difference creates deffered tax assets because there will be future economics benefits that flow to the Company when the carrying amount of assets has been recovered.

In 2016, the Company recognized deferred tax assets amounting to Rp1,415 billion on the revaluation increment on fixed assets, as approved by the DGT.  In 2017, based on DGT’s approval, The Company recognized deferred tax asset amounting to Rp1,796 billion on the revaluation increment on fixed assets.

g.  Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

	December 31, 2016	(Charged) credited to profit or loss	(Charged) credited to other comprehensive income	(Charged) credited to equity and reclassification	December 31, 2017
The Company
Deferred tax assets:
Net periodic pension and other post-employment benefit costs	563	197	342	-	1,102
Provision for impairment of receivables	388	206	-	-	594
Provision for employee benefits	209	38	-	-	247
Difference between accounting and tax bases of property and equipment	(772)	1,012	-	-	240
Fiscal loss	-	172	-	-	172
Deferred installation fee	75	(1)	-	-	74
Accrued expenses and provision for inventory obsolescence	69	(26)	-	-	43
Finance leases	1	(0)	-	-	1
Total deferred tax assets	533	1,598	342	-	2,473
Deferred tax liabilities:
Valuation of long-term investment	(11)	-	-	-	(11)
Land rights, intangible assets and others	(11)	10	-	-	(1)
Total deferred tax liabilities	(22)	10	-	-	(12)
Deferred tax assets (liabilities) of the Company - net	511	1,608	342	-	2,461
Deferred tax assets of the other Subsidiaries - net	258	(20)	9	96	343
Telkomsel
Deferred tax assets:
Provision for employee benefits	478	68	131	-	677
Provision for impairment of receivables	143	41	-	-	184
Total deferred tax assets	621	109	131	-	861
Deferred tax liabilities:
Finance leases	(549)	(12)	-	-	(561)
Difference between accounting and tax bases of property and equipment	(482)	55	-	(125)	(552)
Intangible assets	(48)	(177)	-	-	(225)
Total deferred tax liabilities	(1,079)	(134)	-	(125)	(1,338)
Deferred tax liabilities of Telkomsel - net	(458)	(25)	131	(125)	(477)
Deferred tax liabilities of the other subsidiaries - net	(287)	(164)	12	(17)	(456)
Deferred tax liabilities - net	(745)	(189)	143	(142)	(933)
Deferred tax assets - net	769	1,588	351	96	2,804

26.  TAXATION (continued)

g.  Deferred tax assets and liabilities (continued)

The details of the Group's deferred tax assets and liabilities are as follows (continued):

	December 31, 2015	(Charged) credited to profit or loss	(Charged) credited to other comprehensive income	(Charged) credited and reclassification	December 31, 2016
The Company
Deferred tax assets:
Net periodic pension and other post-employment benefit costs	335	102	126	-	563
Provision for impairment of receivables	429	(41)	-	-	388
Provision for employee benefits	97	112	-	-	209
Deferred installation fee	65	10	-	-	75
Accrued expenses and provision for inventory obsolescence	211	(142)	-	-	69
Finance leases	69	(68)	-	-	1
Total deferred tax assets	1,206	(27)	126	-	1,305
Deferred tax liabilities:
Difference between accounting and tax bases of property and equipment	(1,597)	825	-	-	(772)
Valuation of long-term investment	(45)	34	-	-	(11)
Land rights, intangible assets and others	(23)	12	-	-	(11)
Total deferred tax assets	(1,665)	871	-	-	(794)
Deferred tax assets (liabilities) of the Company - net	(459)	844	126	-	511
Deferred tax assets of the other Subsidiaries - net	201	50	3	4	258
Telkomsel
Deferred tax assets:
Provision for employee benefits	349	55	74	-	478
Provision for impairment of receivables	138	5	-	-	143
Total deferred tax assets	487	60	74	-	621
Deferred tax liabilities:
Finance leases	(385)	(164)	-	-	(549)
Difference between accounting and tax bases of property and equipment	(1,395)	913	-	-	(482)
Intangible Assets	(52)	4	-	-	(48)
Total deferred tax liabilities	(1,832)	753	-	-	(1,079)
Deferred tax liabilities of Telkomsel - net	(1,345)	813	74	-	(458)
Deferred tax liabilities of the other subsidiaries - net	(306)	14	5	-	(287)
Deferred tax liabilities - net	(2,110)	1,286	79	-	(745)
Deferred tax assets - net	201	435	129	4	769

As of December 31, 2017 and 2016, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognized were Rp31,928 billion and Rp34,568 billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability in generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable; however, it can be reduced if actual future taxable income is lower than estimates.

26.  TAXATION (continued)

h.  Administration

From 2008 to 2016, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 as amended by Government Regulation No. 77/2013 and the latest by Government Regulation No. 56/2015 in conjunction with PMK No. 238/PMK.03/2008. On the basis of  historical data, for the year ended December 31, 2017, the Company calculates the deferred tax using the tax rate of 20%.

The taxation laws of Indonesia require that the Company and its local subsidiaries submit to individual tax returns on the basis of self-assessment. Under prevailing regulations, the DGT may assess or amend taxes within a certain period. For fiscal years 2007 and earlier, the period is within ten years from the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years from the time the tax became due.

The Ministry of Finance of the Republic of Indonesia has issued Regulation No. 85/PMK.03/2012 dated June 6, 2012 as amended by PMK No. 136 -  PMK.03/2012 dated August 16, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Ministry of Finance of the Republic of Indonesia also has issued Regulation No. 224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs to withhold income tax article 22 as amended by PMK No. 16/PMK.010/2016 dated February 3, 2016. The Company has withheld, deposited, and reported the VAT, PPnBM and also income tax article 22 in accordance with the Regulations.

27.  BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp22,145 billion and Rp19,352 billion by the weighted average number of shares outstanding during the period totaling 99,062,216,600 shares and 98,638,501,532 shares after stock split for the years ended December 31, 2017 and 2016, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transaction during the year.

Basic earnings per share amounting to Rp223.55 and Rp196.19 (in full amount) for the years ended December 31, 2017 and 2016, respectively.

The Company does not have potentially dilutive financial investments for the years endedDecember 31, 2017 and 2016.

28.  CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 50 dated April 22, 2016 of Ashoya Ratam, S.H., MKn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2015 amounting to Rp7,744 billion (Rp78.86 per share) and Rp1,549 billion (Rp15.77 per share), respectively. On May 26, 2016, the Company paid the cash dividend and special cash dividend totalling Rp9,293 billion.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 28 dated April 21, 2017 of Ashoya Ratam, S.H., MKn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2016 amounting to Rp11,611 billion (Rp117.21 per share) and Rp1,935 billion (Rp19.54 per share), respectively.

On December 27, 2016, the Company had paid an interim dividend amounting to Rp1,920 billion or totalling Rp19.38 per share.

28.  CASH DIVIDENDS AND GENERAL RESERVE (continued)

Appropriation of Retained Earnings

Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of December 31, 2017 and 2016 amounting to Rp15,337 billion, respectively.

29.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follows:

	Notes	2017	2016
Prepaid pension benefit cost
The Company - funded		-	197
MDM		-	1
Infomedia		-	1
Total prepaid pension benefit cost		-	199
Pension benefit and other post-employment benefit obligations
Pension benefit
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	1,540	-
Additional pension benefit obligation	29a.i.a.ii	1,076	-
The Company - unfunded	29a.i.b	2,384	2,507
Telkomsel	29a.ii	1,839	1,193
Patrakom		0	0
MDM		0	0
Infomedia		0	0
Total pension benefit		6,839	3,700
Net periodic post-employment health care benefit	29b	2,419	1,592
Other post-employment benefit	29c	510	502
Obligation under the Labor Law	29d	427	332
Total		10,195	6,126

The details of net benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2017	2016
Pension benefit cost
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	557	608
Additional pension benefit obligation	29a.i.a.ii	657	-
The Company - unfunded	29a.i.b	239	279
Telkomsel	29a.ii	247	181
MDM		0	0
Infomedia		0	0
Patrakom		0	0
Total pension benefit cost	23	1,700	1,068
Net-periodic post-employment health care benefit cost	23,29b	276	163
Other post-employment benefit cost	23,29c	42	48
Obligation under the Labor Law	23,29d	62	82
Total		2,080	1,361

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The details of the net benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows (continued):

	Notes	2017	2016
Defined benefit plan actuarial gain (losses)
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	(1,154)	(492)
Additional pension benefit obligation	29a.i.a.ii	(419)	-
The Company - unfunded	29a.i.b	(100)	(119)
Telkomsel	29a.ii	(530)	(292)
Infomedia		(1)	0
Patrakom		0	0
MDM		(2)	(1)
Post-employment health care benefit	29b	(551)	(1,309)
Other post-employment benefit	29c	(40)	(20)
Obligation under the Labor Law	29d	(72)	(33)
Sub-total		(2,869)	(2,266)
Deferred tax effect at the applicable tax rates	26g	494	208
Defined benefit plan actuarial losses - net		(2,375)	(2,058)

a. Pension benefit costs

i. The Company

a.	Funded pension plan

i. Defined pension benefit obligation

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company did not make contributions to the pension fund for the years ended December 31, 2017 and 2016.

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statements of financial position as of December 31, 2017 and 2016,  under the defined benefit pension plan:

	2017	2016
Changes in projected pension benefit obligations
Projected Pension benefit obligations at beginning of year	18,849	16,505
Charged to profit or loss:
Service costs	366	363
Past service cost - plan amendments	94	245
Interest costs	1,454	1,444
Pension plan participants’ contributions	41	44
Actuarial losses recognized in OCI	2,862	1,680
Pension benefits paid	(1,312)	(1,432)
Projected pension benefit obligations at end of year	22,354	18,849

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a. Pension benefit costs (continued)

i. The Company (continued)

a.	Funded pension plan (continued)

i. Defined pension benefit obligation (continued)

	2017	2016
Changes in pension benefit plan assets
Fair value of pension plan assets at beginning of year	19,046	17,834
Interest income	1,387	1,458
Return on plan assets (excluding amount included in net interest expense)	1,709	1,188
Pension plan participants’ contributions	41	44
Pension benefits paid	(1,312)	(1,432)
Plan administration cost	(57)	(46)
Fair value of pension plan assets at end of year	20,814	19,046
Funded status	(1,540)	197
Effect of asset ceiling	-	-
(Projected pension benefit obligations) prepaid pension benefit cost at end of year	(1,540)	197

As of December 31, 2017 and 2016, plan assets consist of:

	2017		2016
	Quoted in active market	Unquoted	Quoted in active market	Unquoted
Cash and cash equivalents	1,481	-	1,064	-
Equity instruments:
Finance	1,463	-	1,039	-
Consumer goods	1,411	-	1,206	-
Infrastructure, utilities and transportation	656	-	536	-
Construction, property and real estate	363	-	577	-
Basic industry and chemical	115	-	130	-
Trading, service and investment	388	-	216	-
Mining	92	-	62	-
Agriculture	46	-	71	-
Miscellaneous industries	377	-	361	-
Equity-based mutual fund	1,233	-	1,296	-
Fixed income instruments:
Corporate bonds	-	5,428	-	3,817
Government bonds	6,968	-	7,978	-
Mutual funds	54	-	30	-
Non-public equity:
Direct placement	-	237	-	174
Property	-	188	-	188
Others	-	314	-	301
Total	14,647	6,167	14,566	4,480

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a. Pension benefit costs  (continued)

i. The Company (continued)

a.	Funded pension plan (continued)

i. Defined pension benefit obligation (continued)

Pension plan assets include Series B shares issued by the Company with fair values totalling to Rp469 billion and Rp395 billion, representing 2.25% and 2.07% of total plan assets as of December 31, 2017 and 2016, respectively, and bonds issued by the Company with fair value totalling to Rp340 billion and Rp311 billion representing 1.64% and 1.63% of total plan assets as of December 31, 2017 and 2016, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp3,039 billion and Rp2,600 billion for the years ended December 31, 2017 and 2016, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (FSR) is above 105%. Based on Dapen’s financial statement as of December 31, 2017, Dapen’s FSR is above 105%. Therefore, the Company did not contributed to the defined benefit pension plan in 2017.

Based on the Company’s policy issued on June 24, 2016 regarding Pension Regulation by Dana Pensiun Telkom, widow/widower or the children of participants who enrolled before April 20, 1992, will receive increase in monthly pension benefits from 60% to 75% of pension benefits received by the pensioners with effective date since January 1, 2016. In addition, the Company provided other benefits to enhance the pensioners’ welfare which were provided only in 2016. Such other benefits consist of Rp6 million to monthly pension beneficiaries who retired before end of June 2002 and other benefit of Rp3 million to monthly pension beneficiaries who retired starting from the end of June 2002 until the end of May 2016.

Based on the company's policy issued on June 7, 2017 regarding Pension Regulation by Dana Pensiun Telkom, the Company provided other benefits amounted to Rp4.5 million to monthly pension beneficiaries who retired before end of June 2002 and Rp2.25 million to monthly pension beneficiaries who retired starting from the end of June 2002 until the end of April 2017.

The movement at the projected pension benefit obligations for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Prepaid pension benefit cost at beginning of year	197	1,329
Net periodic pension benefit cost	(583)	(640)
Actuarial losses recognized in OCI	(2,862)	(1,680)
Return on plan assets (excluding amount included in net interest expense)	1,708	1,188
(Projected pension benefit obligations) prepaid pension benefit cost at end of year	(1,540)	197

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a. Pension benefit costs  (continued)

i. The Company (continued)

a.	Funded pension plan (continued)

i.	Defined pension benefit obligation (continued)

The components of net periodic pension benefit cost for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Service costs	366	363
Past service cost - plan amendments	94	245
Plan administration cost	57	46
Net interest cost	66	(14)
Net periodic pension benefit cost	583	640
Amount charged to subsidiaries under contractual agreements	(26)	(32)
Net periodic pension benefit cost less amount charged to subsidiaries	557	608

Amounts recognized in OCI are as follows:

	2017	2016
Actuarial losses recognized during the year due to:
Experience adjustments	163	70
Changes in demographic assumptions	-	140
Changes in financial assumptions	2,699	1,470
Return on plan assets (excluding amount included in net interest expense)	(1,708)	(1,188)
Net	1,154	492

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2017 and 2016, with reports dated February 27, 2018 and February 22, 2017, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Willis Towers Watson (“WTW”) (formerly Towers Watson). The principal actuarial assumptions used by the independent actuary as of December 31, 2017 and 2016 are as follows:

	2017	2016
Discount rate	6.75%	8.00%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a. Pension benefit costs  (continued)

i. The Company (continued)

a.	Funded pension plan (continued)

ii. Additional pension benefit obligation

Based on the Company’s policy issued on June 7, 2017 regarding Pension Regulation by  Dana Pensiun Telkom, the Company established additional benefit fund at maximum 10% of surplus of defined benefit plan, when FSR is above 105% and return on investment is above actuarial discount rate of pension fund.

2017
Changes in pension benefit obligations
Pension benefit obligations at beginning of year	-
Charged to profit or loss:
Service cost	-
Past service cost	657
Interest cost	-
Actuarial loss recognized in OCI	419
Pension benefit obligation at end of year	1,076

Changes in additional pension benefit obligation for the year ended December 31, 2017 is as follow:

2017
Additional pension benefit obligation at beginning of year	-
Past service cost	657
Actuarial loss recognized in OCI	419
Projected additional pension benefit obligation at end of year	1,076

The components of additional pension benefit cost for the years ended December 31, 2017 is as follows:

2017
Service cost	-
Past service cost	657
Plan administration cost	-
Interest cost	-
Pension benefit cost	657

Amounts recognized in OCI are as follows:

2017
Actuarial losses recognized during the year due to:
Experience adjustment	-
Changes in demographic assumption	-
Changes in financial assumption	419
Total	419

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a. Pension benefit costs  (continued)

i. The Company  (continued)

a.	Funded pension plan (continued)

ii. Additional pension benefits obligation (continued)

The actuarial valuation for the additional pension benefit plan was performed based on the measurement date as of December 31, 2017, with report dated February 27, 2018, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary for the year ended December 31, 2017 is as follows:

2017
Rate of return on investment	9.50% - 10.25%
Discount rate	6.75%
Actuarial discount rate of pension fund	9.25% - 9.50%
Rate of compensation increases	8.00%
Indonesian mortality table	2011

b.	Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp10 billion and Rp9 billion for the years ended December 31, 2017 and 2016, respectively.

Since 2007, the Company has provided pension benefit based on uniformization for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. In 2010, the Company replaced the uniformization with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009.

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (Masa Persiapan Pensiun or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus and other benefits. Since 2012, the Company has issued a new requirement for MPP effective for employees retiring since April 1, 2012, whereby the employee is required to file a request for MPP and if the employee does not file the request, such employee is required to work until the retirement date.

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a. Pension benefit costs  (continued)

i. The Company (continued)
b.	Unfunded pension plan (continued)

The following table presents the changes in the unfunded projected pension benefit obligations for MPS and MPP for the years ended December 31, 2017 and 2016:

	2017	2016
Unfunded projected pension benefit obligations at beginning of year	2,507	2,500
Service costs	51	64
Net Interest costs	188	215
Actuarial losses recognized in OCI	100	119
Benefits paid by employer	(462)	(391)
Unfunded projected pension benefit obligations at end of year	2,384	2,507

The components of total periodic pension benefit cost for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Service costs	51	64
Net interest costs	188	215
Total	239	279

Amounts recognized in OCI are as follows:

	2017	2016
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	19	(9)
Changes in demographic assumptions	-	30
Changes in financial assumptions	81	98
Net	100	119

The actuarial valuation for the defined benefit pension plan was performed, based on the measurement date as of December 31, 2017 and 2016, with reports dated February 27, 2018 and February 22, 2017, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Discount rate	6.00% - 6.75%	7.75% - 8.00%
Rate of compensation increases	6.10% - 8.00%	6.10% - 8.00%
Indonesian mortality table	2011	2011

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a. Pension benefit costs  (continued)

ii. Telkomsel

Telkomsel sponsors a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions have been fully made by Telkomsel.

Telkomsel’s contributions to Jiwasraya amounted to Rp131 billion and Rp83 billion for the years ended December 31, 2017 and 2016,  respectively.

The following table presents the changes in projected pension benefit obligation, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statement of financial position for the years ended December 31, 2017 and 2016, under Telkomsel’s defined benefit pension plan:

	2017	2016
Changes in projected pension benefit obligation
Projected pension benefit obligation at beginning of year	2,034	1,415
Charged to profit or loss:
Service costs	149	107
Interest costs	167	130
Actuarial losses recognized in OCI	584	392
Benefits paid	(6)	(10)
Projected pension benefit obligation at end of year	2,928	2,034
Changes in pension benefit plan assets
Fair value of plan assets at beginning of year	841	612
Interest income	69	56
Return on plan assets (excluding amount included in net interest expense)	54	100
Employer’s contributions	131	83
Benefits paid	(6)	(10)
Fair value of plan assets at end of year	1,089	841
Funded status	(1,839)	(1,193)
Pension benefit obligation at end of year	(1,839)	(1,193)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.  Pension benefit costs  (continued)

ii. Telkomsel (continued)

Movements of the pension benefit obligation for the years ended December 31, 2017 and 2016:

	2017	2016
Pension benefit obligation at beginning of year	1,193	803
Periodic pension benefit cost	247	181
Actuarial losses recognized in OCI	584	392
Return on plan assets (excluding amount included in net interest expense)	(54)	(100)
Employer contributions	(131)	(83)

Pension benefit obligation at end of year	1,839	1,193

The components of the periodic pension benefit cost for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Service costs	149	107
Net interest cost	98	74
Total	247	181

Amounts recognized in OCI are as follows:

	2017	2016
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	(77)	32
Changes in financial assumptions	661	360
Return on plan assets (excluding amount included in net interest expense)	(54)	(100)
Net	530	292

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2017 and 2016, with reports dated February 8, 2018 and February 7, 2017 respectively, by TWP, an independent actuary in association with WTW.The principal actuarial assumptions used by the independent actuary as of December 31, 2017 and 2016, are as follows:

	2017	2016
Discount rate	7.00%	8.25%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b. Post-employment health care benefit cost

The Company provides post-employment health care benefits to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yayasan Kesehatan Telkom (“Yakes”).

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement.  The Company did not make contributions to Yakes for the years ended December 31, 2017 and 2016.

The following table presents the changes in projected post-employment health care benefit provision, changes in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan and net amount recognized in the Company’s consolidated statement of financial position as of December 31, 2017 and 2016:

	2017	2016
Changes in projected post-employment health care benefit obligation
Projected post-employment health care benefit obligation at beginning of year	13,357	10,942
Charged to profit or loss:
Service costs	-	9
Interest costs	1,115	994
Actuarial losses recognized in OCI	1,460	1,828
Post-employment health care benefits paid	(484)	(416)
Projected post-employment health care benefit obligation at end of period	15,448	13,357
Changes in post-employment health care benefit plan assets
Fair value of plan assets at beginning of year	11,765	10,824
Interest income	979	982
Return on plan assets (excluding amount included in net interest expense)	909	519
Post-employment health care benefits paid	(484)	(416)
Plan administration cost	(140)	(144)
Fair value of plan assets at end of year	13,029	11,765
Funded status	(2,419)	(1,592)
Provision for post-employment health care benefit	(2,419)	(1,592)

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b. Post-employment health care benefit cost (continued)

As of December 31, 2017 and 2016, plan assets consists of:

	2017		2016
	Quoted in active market	Unquoted	Quoted in active market	Unquoted
Cash and cash equivalents	1,354	-	894	-
Equity instruments:
Manufacturing and consumer	835	-	754	-
Finance industries	840	-	540	-
Construction	254	-	351	-
Infrastructure and telecommunication	350	-	245	-
Wholesale	137	-	101	-
Mining	65	-	27	-
Other Industries:
Services	38	-	17	-
Agriculture	35	-	44	-
Biotechnology and Pharma Industry	68	-	6	-
Others	1	-	2	-
Equity-based mutual funds	1,113	-	1,311	-
Fixed income instruments:
Fixed income mutual funds	7,642	-	7,241	-
Unlisted shares:
Private placement	-	297	-	232
Total	12,732	297	11,533	232

Yakes plan assets also include Series B shares issued by the Company with fair value totalling Rp265 billion and Rp217 billion, representing 2.04% and 1.84% of total plan assets as of December 31, 2017 and 2016, respectively.

The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp1,748 billion and Rp1,357 billion for the years ended December 31, 2017 and 2016, respectively.

The movements of the projected post-employment health care benefit obligation for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Projected post-employment health care benefit obligations at beginning of year	1,592	118
Net periodic post-employment health care benefit	276	165
Actuarial losses recognized in OCI	1,460	1,828
Return on plan assets (excluding amount included in net interest expense)	(909)	(519)
Projected post-employment health care benefit obligation at end of year	2,419	1,592

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b. Post-employment health care benefit cost (continued)

The components of net periodic post-employment health care benefit cost for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Service costs	-	9
Plan administration costs	141	144
Net interest costs	135	12
Periodic post-employment health care benefit cost	276	165
Amount charged to subsidiaries under contractual agreement	-	(2)
Net periodic post-employment health care benefit cost less amount charged to subsidiaries	276	163

Amounts recognized in OCI are as follows:

	2017	2016
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	(1,198)	26
Changes in demographic assumptions	-	66
Changes in financial assumptions	2,658	1,736
Return on plan assets (excluding amount included in net interest expense)	(909)	(519)
Net	551	1,309

The actuarial valuation for the post-employment health care benefits plan was performed based on the measurement date as of December 31, 2017 and 2016, with reports dated February 27, 2018  and February 22, 2017 respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2017 and 2016 are as follows:

	2017	2016
Discount rate	7.25%	8.50%
Health care costs trend rate assumed for the next year	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2018	2017
Indonesian mortality table	2011	2011

c. Other post-employment benefits provisions

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (Biaya Fasilitas Perumahan Terakhir or “BFPT”) and home passage leave (Biaya Perjalanan Pensiun dan Purnabhakti or “BPP”).

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

c. Other post-employment benefits provisions (continued)

The movements of the unfunded projected other post-employment benefit obligations for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Projected other post-employment benefit obligations at beginning of year	502	497
Charged to profit or loss:
Service costs	6	7
Net interest costs	36	41
Actuarial losses recognized in OCI	40	20
Benefits paid by employer	(74)	(63)
Projected other post-employment benefits obligations at end of year	510	502

The components of the projected other post-employment benefit cost for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Service costs	6	7
Net interest costs	36	41
Total	42	48

Amounts recognized in OCI are as follows:

	2017	2016
Actuarial losses recognized during the year due to:
Experience adjustments	10	2
Changes in demographic assumptions	-	0
Changes in financial assumptions	30	18
Total	40	20

The actuarial valuation for the other post-employment benefits plan was performed based on measurement date as of December 31, 2017 and 2016, with reports dated February 27, 2018  and February 22, 2017 respectively, by TWP, an independent actuary in association with WTW.The principal actuarial assumptions used by the independent actuary as of December 31, 2017 and 2016, are as follows:

	2017	2016
Discount rate	5.75%	7.75%
Indonesian mortality table	2011	2011

d. Obligation under the Labor Law

Under Law No. 13 Year 2003, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognized as of  December 31, 2017 and 2016 amounted to Rp427 billion andRp332 billion, respectively. The related pension benefits cost charged to expense amounted to Rp62 billion and Rp82 billion for the years ended December 31, 2017 and 2016, respectively(Note 23). The actuarial losses recognized in OCI amounted to Rp72 billion and Rp33 billion for the years ended December 31, 2017 and 2016, respectively.

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

e. Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for 2017 are as follows:

	Expected Benefits Payment
	The Company				Post-employment health care benefits	Other post-employment benefits
	Funded		Unfunded	Telkomsel
Time Period	Defined pension benefit obligation	Additional pension benefit obligation
Within next 10 years	17,864	602	2,614	2,450	6,579	539
Within 10-20 years	21,667	937	261	7,997	9,995	124
Within 20-30 years	18,911	628	42	6,763	9,692	45
Within 30-40 years	12,971	72	10	1,509	3,710	2
Within 40-50 years	2,917	22	-	-	343	-
Within 50-60 years	182	17	-	-	440	-
Within 60-70 years	6	-	-	-	7	-
Within 70-80 years	0	-	-	-	-	-
Weighted average duration of DBO	9.52 years		4.4 years	11.77 years	17.64 years	3.62 years

f. Sensitivity Analysis

1% change in discount rate and rate of compensation would have effect on DBO, as follows :

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease
Sensitivity	Increase (decrease) in amounts		Increase (decrease) in amounts
Funded
Defined pension benefit obligation	(2,028)	2,409	397	(413)
Additional pension benefit obligation	(72)	83	N/A	N/A
Unfunded	(60)	64	63	(63)
Telkomsel	(290)	331	170	(159)
Post-employment health care benefits	(2,197)	2,965	1,356	(1,150)
Other post-employment benefits	(17)	18	-	-

The sensitivity analysis has been determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s DBO at the end of the year. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

30.  LSA PROVISIONS

Telkomsel and Patrakom provide certain cash awards or certain number of days leave benefits to their employees based on the employees’ length of service requirements, including LSA and LSL. LSA are either paid at the time the employees reach certain years of employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and reach a certain minimum age.

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method, amounted to Rp758 billion and Rp613 billion as of December  31, 2017 and 2016, respectively. The related benefit costs charged to expense amounted to Rp255 billion and Rp237 billion for the years ended December 31, 2017 and 2016, respectively(Note 23).

31. RELATED PARTIES TRANSACTIONS

a. Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships parties	Nature of accounts/transactions
The Government Ministry of Finance	Majority stockholder	Internet and data service revenues, other telecommunication service revenues, finance income, finance costs, and investment in financial instruments
State-owned enterprises	Entity under common control	Internet and data service revenues, other telecommunication services revenues, operating expenses and purchase of property and equipment
Indosat	Entity under common control

Interconnection revenues, leased lines revenues, satellite transponder usage revenues, interconnection expenses, telecommunication facilities usage expenses, operating and maintenance expenses, usage of data communication network system expenses

PT Aplikanusa Lintasarta (“Lintasarta”)	Entity under common control	Network service revenues, leased lines expenses, and usage of communication network system expenses
PT Perusahaan Listrik Negara (“PLN”)	Entity under common control	Electricity expenses, finance income, finance costs, and investment in financial instrument
PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Kereta Api Indonesia (“KAI”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Pegadaian	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Garuda Indonesia	Entity under common control	Internet and data service revenues, other telecommunication service revenues
PT Indonesia Comnet Plus (“ICON Plus”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues, interconnection revenues, network revenues, and interconnection expenses
PT Asuransi Jasa Indonesia (“Jasindo”)	Entity under common control	Satellite insurance expenses and vehicle insurance expenses
PT Adhi Karya Tbk (“Adhi Karya”)	Entity under common control	Purchase of materials and construction services
INTI	Entity under common control	Purchase of property and equipment and construction services
LEN	Entity under common control	Purchase of property and equipment and construction services
State-owned banks	Entity under common control	Finance income and finance costs
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs

31. RELATED PARTIES TRANSACTIONS (continued)

a.	Nature of relationships and accounts/transactions with related parties (continued)

Details of the nature of relationships and accounts/transactions with significant related parties are as follows (continued):

Related parties	Nature of relationships parties	Nature of accounts/transactions
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BTN	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
PT Bank Syariah Mandiri (“BSM”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and finance costs
PT Mandiri Manajemen Investasi	Entity under common control	Available-for-sale financial assets
Bahana TCW	Entity under common control	Available-for-sale financial assets, bonds and notes
PT Sarana Multi Infrastruktur	Entity under common control	Finance costs
PT Pembangunan Perumahan (“Pembangunan Perumahan”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Pos Indonesia (“Pos Indonesia”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Semen Indonesia (“Semen Indonesia”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Pelabuhan Indonesia (“Pelindo”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Kimia Farma (“Kimia Farma”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Asuransi Jiwasraya (“Jiwasraya”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
CSM	Associated company	Satelite transponder usage revenues, network service revenues, and transmission lease expenses
Indonusa	Associated company	Network service revenues and data communication expenses
ILCS	Associated company	CPE Expenses
Teltranet	Associated company	CPE Expenses
Tiphone	Associated company	Distribution of SIM cards and pulse reload voucher
PT Poin Multi Media Nusantara (“POIN”)	Other related entities	Purchase of handset
PT Perdana Mulia Makmur (“PMM”)	Other related entities	Purchase of handset
Yakes	Other related entities	Medical expenses
Koperasi Pegawai Telkom (“Kopegtel”)	Other related entities

Purchase of property and equipment, construction and installation services, leases of buildings expenses, lease of vehicles expenses, purchases of vehicles, and purchases of materials and construction service, maintenance and cleaning service expenses, and RSA revenues

31. RELATED PARTIES TRANSACTIONS (continued)

a. Nature of relationships and accounts/transactions with related parties (continued)

Related parties	Nature of relationships parties	Nature of accounts/transactions
PT Sandhy Putra Makmur (“SPM”)	Other related entities	Leases of buildings expenses, leases of vehicles expenses, purchase of materials and construction services, utilities of maintenance and cleaning services
Koperasi Pegawai Telkomsel (“Kisel”)	Other related entities

Internet and data service revenues, other telecommunication service revenues, leases of vehicles expenses, printing and distribution of customer bills expenses, collection fee, other services fee, distribution of SIM cards, and pulse reload voucher and purchase of property and equipment

PT Graha Informatika Nusantara (“Gratika”)	Other related entities	Network service revenues, installation expenses, maintenance expenses, and purchase of property and equipment
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)	Other related entities	Purchase of property and equipment
Directors	Key management personnel	Honorarium and facilities
Commissioners	Supervisory Personnel	Honorarium and facilities

The outstanding balances of trade receivables and payables at year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. As of December 31, 2017, the Group recorded impairment of receivables from related parties of Rp276 billion. Impairment assessment is undertaken each financial year through examining the current status of existing receivables and historical collection experience.

b. Transactions with related parties

The following are significant transactions with related parties:

	2017		2016
	Amount	% of total revenues	Amount	% of total revenues
REVENUES
Majority Stockholder Government	280	0.22	207	0.18
Entities under common control
Indosat	1,789	1.39	2,167	1.86
BRI	237	0.18	181	0.16
Bank Mandiri	157	0.12	161	0.14
BTN	129	0.10	107	0.09
Pegadaian	115	0.09	93	0.08
BNI	105	0.08	136	0.12
Lintasarta	97	0.08	99	0.09
Pertamina	94	0.07	64	0.06
Garuda Indonesia	55	0.04	75	0.06
ICON Plus	62	0.05	56	0.05
KAI	18	0.01	68	0.06
Others	523	0.41	451	0.38
Sub-total	3,818	1.89	3,658	3.15
Other related entities	31	0,02	253	0.22
Associated companies
Teltranet	46	0.04	23	0.02
Others	19	0.01	175	0.15
Sub-total	65	0.05	198	0.17
Total	4,084	3.17	4,316	3.72

31. RELATED PARTIES TRANSACTIONS (continued)

b.	Transactions with related parties (continued)

The following are significant transactions with related parties (continued):

	2017		2016
	Amount	% of total expenses	Amount	% of total expenses
EXPENSES
Entities under common control
PLN	2,269	2.69	1,037	1.38
Indosat	890	1.06	939	1.25
Jasindo	168	0.20	267	0.35
Others	68	0.08	136	0.18
Sub-total	3,395	4.03	2,379	3.16
Other related entities
Kisel	813	0.96	771	1.02
Kopegtel	713	0.85	533	0.71
POIN	405	0.48	1,459	1.94
PMM	404	0.48	-	-
Yakes	139	0.16	-	-
Others	81	0.10	206	0.26
Sub-total	2,555	3.03	2,969	3.93
Associated companies
Indonusa	264	0.31	145	0.19
Teltranet	123	0.15	49	0.07
ILCS	34	0.04	4	0.01
Others	4	0.00	5	0.01
Sub-total	425	0.50	203	0.28
Total	6,375	7.56	5.551	7.37

	2017		2016
	Amount	% of total finance income	Amount	% of total finance income
FINANCE INCOME
Majority stockholder
Government	0	0.00	2	0.12
Entity under common control
State-owned banks	850	59.27	895	52.16
Others	35	2.44	5	0.29
Total	885	61.72	902	52.57

	2017		2016
	Amount	% of total finance costs	Amount	% of total finance costs
FINANCE COSTS
Majority stockholder
Government	54	1.95	64	2.28
Entities under common control
State-owned banks	819	29.58	1,228	43.72
Sarana Multi Infrastruktur	94	3.39	-	-
Total	967	34.92	1,292	46.00

31. RELATED PARTIES TRANSACTIONS (continued)

b.	Transactions with related parties (continued)

The following are significant transactions with related parties (continued):

	2017		2016
	Amount	% of total purchases	Amount	% of total purchases
PURCHASE OF PROPERTY AND EQUIPMENTS (Note 9)
Entities under common control
INTI	203	0.79	374	1.42
LEN	67	0.23	114	0.43
Others	26	0.10	39	0.15
Sub-total	296	1.02	527	2.00
Other related entities
Kopegtel	130	0.41	198	0.68
Kisel	73	0.23	66	0.23
Bangtelindo	64	0.20	84	0.29
SPM	57	0.18	73	0.25
Others	59	0.23	45	0.15
Sub-total	359	1.25	466	1.60
Total	655	2.27	993	3.60

	2017		2016
	Amount	% of total revenues	Amount	% of total revenues
DISTRIBUTION OF SIM CARD AND VOUCHER
Other related entities
Kisel	4,181	3.26	4,600	3.95
Tiphone	3,888	3.03	3,441	2.96
Gratika	408	0.32	408	0.35
Total	8,477	6.61	8,449	7.26

Presented below are balances of accounts with related parties:

		2017		2016
		Amount	% of total assets	Amount	% of total assets
a.	Cash and cash equivalents (Note 3)	17,417	8.78	17,477	9.73
b.	Other current financial assets (Note 4)	1,153	0.58	1,204	0.67
c.	Trade receivables - net (Note 5)	1,545	0.78	894	0.50
d.	Other current assets	126	0.06	93	0.05
e.	Other non - current assets (Note 10)	55	0.03	310	0.17

31. RELATED PARTIES TRANSACTIONS (continued)

b.	Transactions with related parties (continued)

The following are significant transactions with related parties (continued):

	2017			2016
		Amount	% of total liabilities	Amount	% of total liabilities
f.	Trade payables (Note 12)
	Majority stockholder
	Ministry of Finance	29	0.03	-	-
	Entities under common control
	Indosat	225	0.26	275	0.37
	State-owned enterprises	102	0.12	903	1.22
	Sub-total	327	0.38	1,178	1.59
	Other related entities
	Kopegtel	209	0.24	170	0.23
	Yakes	55	0.04	47	0.06
	Kisel	51	0.04	18	0.02
	Bangtelindo	36	0.06	26	0.04
	SPM	36	0.06	26	0.04
	Others	151	0.18	80	0.11
	Sub-total	538	0.62	367	0.17
	Total	869	1.00	314	0.43

		2017		2016
		Amount	% of total liabilities	Amount	% of total liabilities
g.	Accrued expenses (Note 13)
	Majority stockholder
	Government	9	0.01	12	0.02
	Entities under common control
	State-owned enterprises	113	0.13	127	0.17
	State-owned banks	36	0.04	52	0.07
	Sub-total	149	0.17	179	0.24
	Other related entities
	Kisel	235	0.27	118	0.16
	Others	1	0.00	5	0.01
	Total	394	0.46	314	0.43
h.	Advances from customers and suppliers
	Majority stockholder
	Government	19	0.02	19	0.03
	Entitiy under common control
	PLN	11	0.01	12	0.02
	Total	30	0.03	31	0.05
i.	Short-term bank loans (Note 15)	1,297	1.50	143	0.19
j.	Two-step loans (Note 16a)	1,098	1.27	1,292	1.74
k.	Long-term bank loans (Note 16c)	7,895	9.14	6,325	8.54
I.	Other borrowing (Note 16d)	1,295	1.50	697	0.94

31. RELATED PARTIES TRANSACTIONS (continued)

c.	Significant agreements with related parties

i.The Government

The Company obtained two-step loans from the Government (Note 16a).

ii.Indosat

The Company has an agreement with Indosat to provide international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company has received compensation from Indosat computed at 1% of the collections made by the Company starting from January 1, 1995, as well as the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already took into account the compensation for billing and collection. The agreement is valid and effective starting from January to December 2012, and can be applied until a new agreement becomes available.

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulation No.8/Year 2006. These amendments took effect starting on January 1, 2007.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

The Company provides leased lines to Indosat and its subsidiaries, namely PT Indosat Mega Media and Lintasarta. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services.

31. RELATED PARTIES TRANSACTIONS (continued)

c.	Significant agreements with related parties (continued)

iii.Others

Kisel is a co-operative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers.

d. Remuneration of key management and supervisory personnel

Key management personnel consists of the Directors of the Company and supervisory personnel consists of Board of Commissioners.

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Board of Commissioners and the leadership and management duties of the Board of Directors. The total of such remuneration is as follows:

	2017		2016
	Amount	% of total expenses	Amount	% of total expenses
Board of Directors	175	0.21%	427	0.57%
Board of Commissioners	65	0.08%	121	0.16%

The amounts disclosed in the table are the amounts recognized as an expense during the reporting periods.

32.  OPERATING SEGMENT

In 2017, management rearranged the way it manages the Group's business portfolios from a customer-centric approach to a Customer Facing Units (“CFU”) approach that allow the Group to focus on more specific customer markets. This was followed by a change in the Group’s organizational structure to accommodate decision making and assessing performance based on the CFU approach. The change in the way of managing the Company’s business portfolios and the change in the Company's organizational structure led management, as the Company's Chief Operation Decision Maker, to change the presentation of the Group’s segment information previously presented in the consolidated financial statements for the years ended December 31, 2016. Accordingly, the segment financial information in the consolidated financial statements for the years ended December 31, 2016 has been restated to conform with the presentation of segment information in the consolidated financial statements for the years ended December 31, 2017.

The Group has five primary reportable segments, namely mobile, consumer, enterprise, wholesale and international business (“WIB”), and others. The mobile segment provides mobile voice, SMS, value added services and mobile broadband. The consumer segment provides fixed wireline telecommunications services, pay TV, data, internet and other telecommunication services to home customers. The enterprise segment provides end-to-end solution to corporate and institutions. The WIB segment provides interconnection services, leased lines, satellite, VSAT, broadband access, information technology services, data and internet services to Other Licensed Operator companies and institutions. Digital service segment does not meet the disclosure requirements for a reportable segment.

32.  OPERATING SEGMENT (continued)

Management monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, the financing activities and income taxes are managed on a group basis and not separately monitored and allocated to operating segments.

Segment revenues dan expenses include transactions between operating segments and are accounted at prices that management believes represent market prices.

	2017
	Mobile	Consumer	Enterprise	WIB	Others	Total segment	Adjustment and elimination	Total consolidated
Segment results
Revenues
External revenues	90,073	11,105	19,130	7,439	126	127,873	383	128,256
Inter-segment revenues	3,086	287	16,801	15,305	602	36,081	(36,081)	-
Total segment revenues	93,159	11,392	35,931	22,744	728	163,954	(35,698)	128,256
Expenses
External expenses	(39,452)	(10,360)	(20,653)	(12,333)	(979)	(83,777)	(572)	(84,349)
Inter-segment expenses	(14,382)	(1,563)	(15,027)	(5,611)	(70)	(36,653)	36,653	-
Total segment expenses	(53,834)	(11,923)	(35,680)	(17,944)	(1,049)	(120,430)	36,081	(84,349)
Segment results	39,325	(531)	252	4,800	(321)	43,525	382	43,907
Other information
Capital expenditures	(15,134)	(6,544)	(3,637)	(7,120)	(11)	(32,447)	(709)	(33,156)
Depreciation and amortization	(13,560)	(2,839)	(2,136)	(2,382)	(22)	(20,940)	494	(20,446)
Provision recognized in current period	(291)	(385)	(668)	(127)	(2)	(1,473)	(8)	(1,481)

	2016
	Mobile	Consumer	Enterprise	WIB	Others	Total segment	Adjustment and elimination	Total consolidated
Segment results
Revenues
External revenues	83,998	10,410	15,816	5,866	19	116,109	(224)	116,333
Inter-segment revenues	2,724	1,877	12,877	14,451	209	32,138	(32,138)	-
Total segment revenues	86,722	12,287	28,693	20,317	228	148,247	(31,914)	116,333
Expenses
External expenses	(37,814)	(11,024)	(17,813)	(10,451)	(417)	(77,519)	381	(77,138)
Inter-segment expenses	(12,547)	(2,793)	(9,647)	(4,805)	(12)	(29,804)	29,804	-
Total segment expenses	(50,361)	(13,817)	(27,460)	(15,256)	(429)	(107,323)	30,185	(77,138)
Segment results	36,361	(1,530)	1,233	5,061	(201)	40,924	(1,729)	39,195
Other information
Capital expenditures	(12,568)	(7,085)	(3,036)	(5,729)	(1)	(28,419)	(778)	(29,197)
Depreciation and amortization	(12,808)	(2,881)	(1,386)	(1,715)	(19)	(18,809)	277	(18,532)
Provision recognized in current period	(221)	(392)	119	(238)	(1)	(733)	(10)	(743)

Adjustment and elimination:

	2017	2016
Segment result	43,525	40,924
Operating loss of operating business	(786)	(339)
Other elimination and adjustment	1,168	(1,390)
Consolidated operating income	43,907	39,195

32.  OPERATING SEGMENT  (continued)

Geographic information:

	2017	2016
External revenues
Indonesia	125,970	114,093
Foreign countries	2,286	2,240

Total	128,256	116,333

The revenue information above is based on the location of the customers.

	2017	2016
Non-current operating assets
Indonesia	126,938	115,216
Foreign countries	3,233	2,371

Total	130,171	117,587

Non-current operating assets for this purpose consist of property and equipment and intangible assets.

33.  TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure and with respect to the price cap formula set by the Government.

a.	Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the Decree No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008 of the MoCI concerning “Mechanism to Determine Tariff of Basic Telephony Services Connected through Fixed Line Network”. This Decree replaced the previous Decree No. 09/PER/M.KOMINFO/02/2006.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

•	Activation fee
•	Monthly subscription charges
•	Usage charges
•	Additional facilities fee.

b.  Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 regarding “Mechanism to Determine Tariff of Telecommunication Services Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree No. 12/PER/M.KOMINFO/02/2006.

33.  TELECOMMUNICATIONS SERVICE TARIFFS (continued)

b. Mobile cellular telephone tariffs (continued)

Under MoCI Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008, the cellular tariffs of operating telecommunication services connected through mobile cellular network consist of the following:

• Basic telephony services tariff
• Roaming tariff, and/or
• Multimedia services tariff

with the following traffic structure:

• Activation fee
• Monthly subscription charges
• Usage charges
• Additional facilities fee.

c.  Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 andNo. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

On January 18, 2017, ITRB in its letters No. 20/BRTI/DPI/I/2017 and No. 21/BRTI/DPI/I/2017, decided to use the interconnection tariff based on the Company and Telkomsel’s RIO in 2014 until the new interconnection tariff is set.

d.  Network lease tariffs

Through MoCI Decree No. 03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Director General of Post and Telecommunication issued its Letter No. 115 Year 2008 dated March 24, 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, in conformity with the Company’s proposal.

e.  Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

34.  SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.Capital expenditures

As of December 31, 2017, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of data, internet and information technology, cellular, transmission equipment and cable network are as follows:

Currencies	Amounts in foreign currencies (in millions)	Equivalent in Rupiah
Rupiah	-	6,737
U.S. dollar	192	2,604
Euro	0.21	3
Total		9,344

The above balance includes the following significant agreements:

(i)The Company

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company and Consortium NEC Corporation and PT NEC Indonesia	May 28, 2013	Procurement Agreement of Sulawesi Maluku Papua Cable System (“SMPCS”) Package-2
The Company and PT Industri Telekomunikasi Indonesia	May 5, 2014	Procurement and installation agreement of Outside Plant Optic (“OSP-FO”) Access
The Company and PT Lintas Teknologi Indonesia	November 17, 2015	Procurement and installation agreement of DWDM Platform ALCATEL
The Company and PT Sisindokom Lintas Buana	November 23, 2015	Procurement and installation agreement of Expand PE VPN Cisco
The Company and PT Datacomm Diangraha	November 20, 2015	Procurement and installation agreement of Metro Ethernet Platform ALU
The Company and Space System/Loral, LLC	February 29, 2016	Procurement of Telkom 4 Satellite System
The Company and NEC Corporation	May 12, 2016	Procurement and installation agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Indonesia Global Gateway
The Company and NEC Corporation	July 18, 2016	Procurement and installation agreement of Radio IP Backhaul Node-B Telkomsel Platform NEC
The Company and PT Huawei Tech Investment	October 10, 2016	Procurement and installation agreement of 10 Gigabyte Capable Passive Optical Network (“XGPON”) Platform Huawei
The Company and PT Huawei Tech Investment	November 25, 2016	Procurement and installation agreement of DWDM Platform Huawei
The Company and PT Fiberhome Technologies Indonesia and PT Abhimata Citra Abadi	December 6, 2016	Procurement and installation agreement of XGPON Platform Fiber-home
The Company and PT ZTE Indonesia	May 31, 2017	Procurement agreement for Set Top Box (STB) Platform ZTE

34.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.Capital expenditures (continued)

(i)The Company (continued)

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company and PT Asuransi Jasa Indonesia	October 31, 2017	Procurement agreement for Telkom 4 Satellite Launch Insurance Services
The Company and PT ZTE Indonesia	November 1, 2017	Procurement and installation agreement of STB 4K and ONT Enterprise Platform ZTE
The Company and Consortium Bisnis Submarine Cable	November 10, 2017	Procurement and installation agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Sabang-Lhoksemawe-Medan
The Company and PT ZTE Indonesia	December 22, 2017	Procurement for ONT Retail Platform ZTE
The Company and PT Lancs Arche Consumma	December 22, 2017	Procurement and installation agreement of Expand Capacity of Network Capacity DWDM Platform Coriant for NARU 2017

(ii)   Telkomsel

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy and Nokia Siemens Network GmbH & Co. KG	April 17, 2008	The combined 2G and 3G CS Core Network Rollout Agreement
Telkomsel, PT Ericsson Indonesia and PT Nokia Siemens Networks	April 17, 2008	Technical Service Agreement (“TSA”) for combined 2G and 3G CS Core Network
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy, Huawei International Pte. Ltd., PT Huawei and PT ZTE Indonesia	March and June 2009	2G BSS and 3G UTRAN Rollout agreement for the provision of 2G GSM BSS and 3G UMTS Radio Access Network
Telkomsel, PT Dimension Data Indonesia and PT Huawei	February 3, 2010	Maintenance and Procurement of Equipment and Related Service Agreement for Next Generation Convergence Core Transport Rollout and Technical Support
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	February 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	July 5, 2011	Development and Rollout agreement for Customer Relationship Management and Contact Center Solutions
Telkomsel and PT Huawei	March 25, 2013	Technical Support Agreement for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex
Telkomsel and Wipro Limited, Wipro Singapore Pte. Ltd. and PT WT Indonesia	April 23, 2013	Development and procurement of OSDSS Solution Agreement
Telkomsel and PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout Agreement
Telkomsel and PT Dimension Data Indonesia	May 25, 2016	Maintenance and Procurement of Equipment and Related Service Agreement for Next Generation Convergence RAN Transport Rollout

34.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

b.	Borrowings and other credit facilities

(i)

As of December 31, 2017, the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee and advance payment bond for various projects of the Company, as follows:

				Facility utilized
Lenders	Total facility	Maturity	Currency	Original currency (in millions)	Rupiah equivalent
BRI	500	March 14, 2018	Rp	-	306
BNI	500	March 31, 2018	Rp	-	291
			US$	0	1
Bank Mandiri	500	December 23, 2019	Rp	-	390
			US$	0	1
Total	1,500				989

(ii)

Telkomsel has US$3 million bond, bank guarantee and standby letter of credit facility with SCB, Jakarta. The facilities will expire on July 31, 2018. Telkomsel has issued a bank guarantee amounting to Rp20 billion (equivalent to US$1.5 million) as a frequency performance bond valid until March 24, 2016. As the date of approval and authorization for the issuance of these financial statement the bank guarantee is not extended.

Telkomsel has a Rp500 billion bank guarantee facility with BRI. The facility will expire onMarch 25, 2019. Under this facility, as of December 31, 2017, Telkomsel has issued a bank guarantee amounting to Rp472 billion (equivalent to US$35 million) as payment commitment guarantee for annual right of usage fee valid until April 1, 2018 and Rp20 billion (equivalent to US$1.5 million) as frequency performance bond valid until May 31, 2018 (Noteb34c.i).

Telkomsel has a Rp150 billion bank guarantee facility with BCA. The facility will expire on April 15, 2018.

Telkomsel also has a Rp2,100 billion bank guarantee facility with BNI. The facility will expire on December 11, 2018. Telkomsel uses this facility to replace the time deposits which were pledged as collateral for bank guarantees required for the USO program amounting to Rp52.2 billion (Note 34c.iii) and for surety bond of 2.3 Ghz radio frequency amounting to Rp1,030 billion (Note 34c.i)

(iii)

TII has a US$15 million bank guarantee from Bank Mandiri and has been renewed in accordance with the ammendment V (five) on December 18, 2017 with a  maximum credit limit of US$10 million. The facility will expire on December 18, 2018.

(iv)	On December 31, 2017, Sigma has a Rp350 billion bank guarantee from BNI.

c. Others

(i)Radio Frequency Usage

Based on Decree No. 8 dated November 2, 2015 of the Government of the Republic of Indonesia which replaced Decree No. 76 dated December 15, 2010, Telkomsel is required to pay the annual frequency usage fees for the 800 MHz, 900 MHz and 1800 MHz bandwidths using the formula set out in the decree.

34.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c. Others

(i)Radio Frequency Usage (continued)

As an implementation of the above decree, the Company and Telkomsel paid annual frequency usage fees since 2010.

In 2017, the Government through the MoCI established Telkomsel as the winner of the spectrum auction for a frequency of 2.3 GHz as wide as 30 MHz, at a price of Rp1.01 trillion.

Based on Decision letter No. 1987 Year 2017 dated November 15, 2017, which amended Decree No. 42 Year 2014 dated January 29, 2014, whereby the MoCI granted Telkomsel the rights to provide:

(i)	Mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1800 MHz, 2.1 GHz and 2.3 GHz; and
(ii)	Basic telecommunication services.

With reference to Decision Letters No. 268/KEP/M.KOMINFO/9/2009, No. 509 Year 2016 and No. 1896 year 2017 of the MoCI,  Telkomsel is required, among other things, to:

1.

 Pay an annual right of usage (BHP) over the license term (10 years) as set forth in the decision letters. The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the DGPI. The BHP fee is payable annually up to the expiry period of the license.

2.	Issue a performance bond each year amounting to Rp20 billion for spectrum 2.1 GHz and a surety bond each year amounting Rp1.03 trillion for spectrum 2.3 GHz.

Conditional Business Transfer Agreement (“CBTA”)

In order to maximize business opportunities within the group synergy, the Company restructured its fixed wireless business unit by transferring its fixed wireless business and subscribers to Telkomsel.  On June 27, 2014, the Company signed a CBTA with Telkomsel to transfer such business and subscribers to Telkomsel (Notes 4, 9b, 31).

Based on Decision Letter No. 934 dated September 26, 2014, the MoCI approved the transfer of the Company’s frequency usage license on radio frequency spectrum of 800 MHz, specifically on spectrum of 880 - 887.5 MHz paired with 925 - 932.5 MHz, to Telkomsel. Telkomsel can use the radio frequency spectrum since the date the Decision Letter was issued.

During the transition period, the Company is still able to use the radio frequency spectrum of880 - 887.5 MHz paired with 925 - 932.5 MHz at the latest until December 14, 2014.

Based on MoCI Decision letter No. 807/KOMINFO/OJ-SOPI.4/SP.03.03/10/2016 dated October 13, 2016,  the migration process of frequency spectrum of 800 MHz has been completed and Telkomsel is able to use the frequency spectrum nationwide.

Accordingly, the Company and Telkomsel agreed that the CBTA has been completed on October 21, 2016.

34.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.Others  (continued)

(ii)  Future minimum lease payments under operating lease

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 10 years and with expiry dates between 2018 and 2027. Periods may be extended based on the agreement by both parties.

Future minimum lease payments/receivables under non-cancelable operating lease agreements as of December 31, 2017 are as follows :

	Total	Less than 1 year	1-5 years	More than 5 years
As lessee	31,218	4,038	15,915	11,265
As lessor	2,362	737	1,475	150

In connection with the restructuring of its fixed wireless business (Note 34c.ii), the Company is undertaking a negotiation to early terminate its operating lease arrangements, and has recorded provisions for early termination amounting to Rp202 billion and Rp666 billion which are presented as “Other Expense” in 2016 and 2015, respectively, outstanding liabilities balance of operating lease agreements due to early termination amounted to Rp300 billion has been fully paid in 2017.

(iii)  USO

The MoCI issued Regulation No. 17 year 2016 dated September 26, 2016 which replaced Decree No. 45 year 2012 and other previous regulations regarding policies underlying the USO program. The regulation requires telecommunications operators in Indonesia to contribute 1.25% of their gross revenues (with due consideration for bad debts and/or interconnection charges and/or revenues which not accounted as gross revenue of telecommunication providers) for USO development.

Based on MoCI Decree No. 32/PER/M.KOMINFO/10/2008 dated October 10, 2008 (as amended by Decree No. 03/PER/M.KOMINFO/2/2010 dated February 1, 2010) which replaced MoCI Decree No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007 and MoCI Decree No. 38/PER/M.KOMINFO/9/2007 dated September 20, 2007, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) which was established based on MoCI Decree No. 35/PER/M.KOMINFO/11/2006 dated November 30, 2006. Subsequently, based on Decree No. 18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI, BTIP was changed to Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”).

a.	The Company

On March 12, 2010, the Company was selected in a tender by the Government through BTIP to provide internet access service centers for USO sub-districts for a total amount ofRp322 billion, covering Nanggroe Aceh Darussalam, North Sumatra, North Sulawesi, Gorontalo, Central Sulawesi, West Sulawesi, South Sulawesi and South East Sulawesi.

On December 23, 2010, the Company was selected in a tender by the Government through BTIP to provide mobile internet access service centers for USO sub-districts for a total amount of Rp528 billion, covering Jambi, Riau, Kepulauan Riau, North Sulawesi, Central Sulawesi, Gorontalo, West Sulawesi, South East Sulawesi, Central Kalimantan, South Sulawesi, Papua and West Irian Jaya.

34.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c. Others  (continued)

(iii)  USO (continued)

a.	The Company (continued)

In 2015, the program was ceased. On September 8, 2015, the Company filed an arbitration claim to the Indonesia National Board of Arbitration (“BANI”) for the settlement of the outstanding receivables of USO-PLIK and USO-MPLIK. On September 22, 2016, BANI decided that BPPPTI should pay the underpayment to the Company for USO-PLIK and USO-MPLIK project amounting to Rp127 billion and Rp342 billion, respectively.

As of the date of the issuance of these consolidated financial statements, the Company has received payment from BPPPTI amounting to Rp278 billion.

b.	Telkomsel

On January 16 and 23, 2009, Telkomsel was selected in a tender by the Government through BTIP to provide and operate telecommunication access and services in rural areas (USO Program) for a total amount of Rp1.66 trillion, covering all Indonesian territories except Sulawesi, Maluku and Papua. Accordingly, Telkomsel obtained local fixed-line licenses and the right to use radio frequency in the 2,390 MHz - 2,400 MHz bandwidth.

Subsequently, in 2010 and 2011, the agreements with BTIP were amended, which amendments cover, among other things, changing the price to Rp1.76 trillion and changing the term of payment from quarterly to monthly or quarterly.

In January 2010, the MoCI granted Telkomsel operating licenses to provide local fixed-line services under the USO program.

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Dayamitra on December 9, 2011) was selected by BPPPTI as a provider of the USO Program in the border areas for all packages (package 1 - 13) with a total price of Rp830 billion. On such date, Telkomsel was also selected by BPPPTI as a provider of the USO Program (Upgrading) of “Desa Pinter” or “Desa Punya Internet” for packages 1, 2 and 3 with a total price of Rp261 billion.

On March 31, 2014, the USO program for packages 1, 2, 3, 6 and 7 were ceased.As of September 18, 2014, Telkomsel filed an arbitration claim to BANI for the settlement of the outstanding receivable from BPPPTI. On October 23, 2015, BANI decided that Telkomsel should pay the overpayment by BPPPTI for the USO program amounting to Rp94.2 billion. Telkomsel accepted the decision and paid the overpayment inDecember 2015. On October 29, 2015, BPPPTI informed that operational license for USO program of “Desa Pinter” could not be issued. In January 2016, Telkomsel filed an arbitration claim to BANI for terminating the USO program.

On June 22, 2017, Telkomsel received decision letter of BANI No.792/1/ARB-BANI/2016 requesting BPPPTI to pay compensation to Telkomsel amounting to Rp217 billion, and as of the date of the issuance of these consolidated financial statements, Telkomsel has not received the compensation yet.

As of December 31, 2017 and 2016, the Company’s and Telkomsel’s net carrying amount of trade receivables for the USO programs which are measured at amortized cost using the effective interest method amounted to Rp146 billion and Rp178 billion, respectively.

35.  CONTINGENCIES

The Company, Telkomsel and seven other local operators are being investigated byThe Commission for the Supervision of Business Competition (Komisi Pengawasan Persaingan Usaha or “KPPU”) for allegations of SMS cartel practices. On June 17, 2008, in caseNo. 26/KPPU-L/2007, the Company, Telkomsel and seven other local operators were investigated. As a result of the investigations, KPPU stated that the Company, Telkomsel and five other local operators had violated Law No. 5 year 1999 article 5 and charged the Company and Telkomsel the amounts of Rp18 billion and Rp25 billion, respectively.

Management believes that there are no such cartel practices that led to a breach of prevailing regulations. Accordingly, the Company and Telkomsel filed an appeal with the Bandung District Court and South Jakarta District Court on July 14, 2008 and July 11, 2008, respectively.

Seven other local operators also filed an appeal in various courts. In relation to the case, the KPPU requested the SC to consolidate the cases into the Central Jakarta District Court. Based on the SC’s decision letter dated April 12, 2011, the SC appointed the Central Jakarta District Court to investigate and resolve the case. On May 27, 2015, the Central Jakarta District Court in case No. 03/KPPU/208/PN.JKT.PST decided that the Company, Telkomsel and seven other local operators won the case.

On July 23, 2015, KPPU filed an appeal to the SC regarding the case of SMS cartel practices.On February 29, 2016, the SC in case No. 9 K/Pdt.Sus-KPPU/2016 decided on the case in favor of KPPU, therefore the Company and Telkomsel have to pay the penalty charged by KPPU amounting to Rp18 billion and Rp25 billion, respectively. The Company and Telkomsel have paid the penalty to the treasury fund in January 2017.

36.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are as follows:

	2017
	U.S. dollar (in millions)	Japanese yen (in millions)	Others* (in millions)	Rupiah equivalent (in billions)
Assets
Cash and cash equivalents	154.07	7.47	8.37	2,201
Other current financial assets	28.34	-	1.14	399
Trade receivables
Related parties	3.02	-	-	41
Third parties	71.38	-	4.24	1,025
Other receivables	0.15	-	0.01	2
Other current assets	0.10	-	72.33	18
Other non-current assets	4.27	-	0.06	59
Total assets	317.12	7.47	87.09	3,745
Liabilities
Trade payables
Related parties	(0.22)	-	-	(3)
Third parties	(159.65)	(19.57)	(7.41)	(2,227)
Other payables	(4.12)	-	(7.41)	(149)
Accrued expenses	(42.20)	(18.28)	(1.05)	(584)
Advances from customers and suppliers	(0.48)	-	-	(7)
Current maturities of long-term borrowings	(10.59)	(767.90)	-	(292)
Other liabilities	(21.83)	-	-	(296)
Long-term borrowings - net of current maturities	(65.22)	(4,607.39)	-	(1,557)
Total liabilities	(304.31)	(5,413.14)	(15.87)	(5,115)
Assets (liabilities) - net	12.81)	(5,405.67)	71.22	(1,370)

36.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

Assets and liabilities denominated in foreign currencies are as follows (continued):

	2016
	U.S. dollar (in millions)	Japanese yen (in millions)	Others* (in millions)	Rupiah equivalent (in billions)
Assets
Cash and cash equivalents	204.34	5.99	20.94	3.032
Other current financial assets	8.81	-	0.35	122
Trade receivables
Related parties	0	-	0	0
Third parties	106.70	-	3.88	1.488
Other receivables	0.44	-	0.10	7
Other current assets	-	-	-	-
Other non-current assets	4.09	-	-	56
Total assets	324.38	5.99	25.27	4.705
Liabilities
Trade payables
Related parties	(0.18)	-	(0.01)	(2)
Third parties	(163.09)	(4.83)	(6.21)	(2.246)
Other payables	(5.40)	-	(1.18)	(88)
Accrued expenses	(27.99)	(20.96)	(0.18)	(381)
Advances from customers and suppliers	(0.48)	-	-	(7)
Current maturities of long-term borrowings	(10.88)	(767.90)	-	(235)
Other liabilities	-	-	-	-
Promissory notes	(0.10)	-	-	(1)
Long-term borrowings - net of current maturities	(64.14)	(5.375.28)	-	(1,482)
Total liabilities	(272.26)	(6.168.97)	(7.58)	(4.442)
Assets (liabilities) - net	52.12	(6.162.98)	17.69	263

*Assets and liabilities denominated in other foreign currencies are presented as U.S. dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

The Group’s activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates, and interest rates.

If the Group reports monetary assets and liabilities in foreign currencies as of December 31, 2017 using the exchange rates on March 12, 2018 the unrealized foreign exchange loss amounted toRp67 billion.

37.  FINANCIAL RISK MANAGEMENT

1.	Fair value of financial assets and financial liabilities

a.Classification

i. Financial Asset

	2017	2016
Loans and receivables
Cash and cash equivalents	25,145	29,767
Trade and other receivables, net	9,564	7,900
Other current financial assets	1,005	313
Other non-current assets	183	210
Available-for-sale financial assets
Available-for-sale investment	1,541	1,158
Total financial asset	37,438	39,348

37.  FINANCIAL RISK MANAGEMENT (continued)

1.	Fair value of financial assets and financial liabilities (continued)

a.Classification (continued)

ii. Financial Liabilities

	2017	2016
Financial liabilities measured at amortized cost
Trade and other payables	15,791	13,690
Accrued expenses	12,630	11,283
Interest-bearing loans and other borrowings
Short-term bank loans	2,289	911
Two-step loans	1,098	1,292
Bonds and notes	8,982	9,323
Long-term bank loans	18,004	15,566
Obligation under finance lease	3,804	4,010
Other borrowings	1,295	697
Total financial liabilities	63,893	56,772

b.	Fair Value

			Fair value measurement at reporting date using
2017	Carrying value	Fair Value	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Financial assets measured at fair value
Available-for-sale investment	1,541	1,541	1,151	17	373
Total	1,541	1,541	1,151	17	373
Financial liabilities for which fair values are disclosed
Interest-bearing loans and other borrowings:
Two-step loans	1,098	1,116	-	-	1,116
Bonds and notes	8,982	10,038	10,038	-	-
Long-term bank loans	18,004	18,108	-	-	18,108
Obligation under finance lease	3,804	3,804	-	-	3,804
Other borrowings	1,295	1,370	-	-	1,370
Other liabilities	296	296	-	-	296
Total	33,479	34,732	10,038	-	24,694

			Fair value measurement at reporting date using
2016	Carrying value	Fair Value	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Financial assets measured at fair value
Available-for-sale investment	1,158	1,158	1,058	100	-
Total	1,158	1,158	1,058	100	-
Financial liabilities for which fair values are disclosed
Interest-bearing loans and other borrowings:
Two-step loans	1,292	1,312	-	-	1,312
Bonds and notes	9,323	9,684	9,342	-	342
Long-term bank loans	15,566	15,404	-	-	15,404
Obligation under finance lease	4,010	4,010	-	-	4,010
Other borrowings	697	689	-	-	689
Total	30,888	31,099	9,342	-	21,757

37.  FINANCIAL RISK MANAGEMENT (continued)

1. Fair value of financial assets and financial liabilities (continued)

b. Fair value (continued)

There is no gain or loss on fair value measurement recognized in consolidated statements of profit or loss and other comprehensive income in 2017. There is no movement between fair value hierarchy during 2017.

c.	Fair value measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between parties in an arm's length transaction.

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(i)

the fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade and other payables, accrued expenses, and short-term bank loans) and other non-current assets are considered to approximate their carrying amounts as the impact of discounting is not significant;

(ii)

the fair values of long-term financial assets and financial liabilities (other non-current assets (long-term trade receivables and restricted cash) and liabilities) approximate their carrying amounts as they were measured based on the discounted future contractual cash flows;

(iii)

available-for-sale financial assets primarily consist of stocks, mutual funds, corporate and government bonds and convertible bonds.  Stocks and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. The fair value of convertible bonds are determined using valuation technique. Corporate and government bonds are stated at fair value by reference to prices of similar securities at the reporting date;

(iv)

the fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities of comparable maturities by the bankers of the Group, except for bonds which are based on market price.

The fair value estimates are inherently judgmental and involve various limitations, including:

a.	fair values presented do not take into consideration the effect of future currency fluctuations.
b.	estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

2.Financial risk management

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk, market price risk and interest rate risk), credit risk and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy on foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

37.   FINANCIAL RISK MANAGEMENT (continued)

2.  Financial risk management (continued)

Financial risk management is carried out by the Corporate Finance and Financial Policy unit under policies approved by the Board of Directors. The Corporate Finance and Financial Policy unit identifies, evaluates and hedges financial risks.

a. Foreign exchange risk

The Group is exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. dollars and Japanese yen. The Group’s exposures to other foreign exchange rates are not material.

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be partly offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

The following table presents the Group’s financial assets and financial liabilities exposure to foreign currency risk:

	2017		2016
	U.S. dollar (in billions)	Japanese yen (in billions)	U.S. dollar (in billions)	Japanese yen (in billions)
Financial assets	0.26	0.01	0.32	0.01
Financial liabilities	(0.31)	(5.41)	(0.27)	(6.17)
Net exposure	0.05	(5.40)	0.05	(6.16)

Sensitivity analysis

A strengthening of the U.S. dollar and Japanese yen, as indicated below, against the Rupiah at December 31, 2017 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
December 31, 2017
U.S. dollar (1% strengthening)	(6)
Japanese yen (5% strengthening)	(33)

A weakening of the U.S.dollar and Japanese yen against the rupiah at December 31, 2017 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

b. Market price risk

The Group is exposed to changes in debt and equity market prices related to available-for-sale investments carried at fair value. Gains and losses arising from changes in the fair value of available-for-sale investments are recognized in equity.

The performance of the Group’s available-for-sale investments is monitored periodically, together with a regular assessment of their relevance to the Group’s long-term strategic plans.

37.   FINANCIAL RISK MANAGEMENT (continued)

2. Financial risk management (continued)

b. Market price risk (continued)

As of December 31, 2017, management considered the price risk for the Group’s available-for-sale investments to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

c. Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 15 and 16). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	2017	2016
Fixed rate borrowings	(14,204)	(16,383)
Variable rate borrowings	(21,267)	(15,416)

Sensitivity analysis for variable rate borrowings

As of December 31, 2017, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss byRp53 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

d.	Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	2017	2016
Cash and cash equivalents	25,145	29,767
Other current financial assets	2,173	1,471
Trade and other receivable, net	9,564	7,900
Advances and other non-current assets	183	210
Total	37,065	39,348

The Group is exposed to credit risk primarily from cash and cash equivalents and trade and other receivables. The credit risk is controlled by continuous monitoring of outstanding balance and collection.

Credit risk from balances with banks and financial institutions is managed by the Group’s Corporate Finance and Financial Policy Unit in accordance with the Group’s written policy. The Group placed the majority of its cash and cash equivalents in state-owned banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State. Therefore, it is intended to minimize financial loss through banks and financial institutions’ potential failure to make payments.

37.   FINANCIAL RISK MANAGEMENT (continued)

2. Financial risk management (continued)

d.	Credit risk

The customer credit risk is managed by continuous monitoring of outstanding balances and collection.  Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds  5% of trade receivables as of December 31, 2017.

Management is confident in its ability to continue to control and sustain minimal exposure to the customer credit risk given that the Group has recognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

e.Liquidity risk

Liquidity risk arises in situations where the Group has difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s financial obligations. The Group continuously performs an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios, against debt covenant requirements.

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Carrying amount	Contractual cash flows	2018	2019	2020	2021	2022 and thereafter
December 31, 2017
Trade and other payables	15,791	(15,791)	(15,791)	-	-	-	-
Accrued expenses	12,630	(12,630)	(12,630)	-	-	-	-
Interest bearing loans and other borrowings
Bank loans	20,293	(24,378)	(7,655)	(5,078)	(4,006)	(2,660)	(4,979)
Bonds and notes	8,982	(18,278)	(929)	(929)	(2,873)	(726)	(12,821)
Obligations under finance leases	3,804	(4,685)	(1,083)	(969)	(866)	(778)	(989)
Other borrowings	1,295	(1,759)	(220)	(303)	(285)	(266)	(685)
Two-step loans	1,098	(1,243)	(250)	(222)	(214)	(189)	(368)
Other liabilities	296	(355)	(17)	(34)	(34)	(135)	(135)
Total	64,189	(79,119)	(38,575)	(7,535)	(8,278)	(4,754)	(19,977)

	Carrying amount	Contractual cash flows	2017	2018	2019	2020	2021 and thereafter
December 31, 2016
Trade and other payables	13,690	(13,690)	(13,690)	-	-	-	-
Accrued expenses	11,283	(11,283)	(11,283)	-	-	-	-
Interest bearing loans and other borrowings
Bank loans	16,477	(20,421)	(5,875)	(5,635)	(2,883)	(2,565)	(3,463)
Bonds and notes	9,323	(19,670)	(969)	(967)	(1,187)	(3,000)	(13,547)
Obligations under finance leases	4,010	(5,160)	(987)	(892)	(816)	(771)	(1,694)
Two-step loans	1,292	(1,487)	(279)	(244)	(216)	(209)	(539)
Other borrowings	697	(1,007)	(60)	(118)	(164)	(153)	(512)
Total	56,772	(72,718)	(33,143)	(7,856)	(5,266)	(6,698)	(19,755)

The difference between the carrying amount and the contractual cash flows is interest value. The interest value of variable-rate borrowings are determined based on the interest rates effective as of reporting date.

38.   CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	2017		2016
	Amount	Portion	Amount	Portion
Short-term debts	2,289	1.78%	911	0.78%
Long-term debts	33,183	25.89%	30,888	26.59%
Total debts	35,472	27.67%	31,799	27.37%
Equity attributable to owners of the parent company	92,713	72.33%	84,384	72.63%
Total	128,185	100%	116,183	100%

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Group conducts debt valuation to assess possibilities of refinancing existing debts with new ones which have more efficient cost that will lead to more optimized cost-of-debt. In case of idle cash with limited investment opportunities, the Group will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio which is monitored by management to evaluate the Group’s capital structure and review the effectiveness of the Group’s debts. The Group monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings arrangements and that such ratio is comparable or better than that of regional area entities in the telecommunications industry.

The Group’s debt-to-equity ratio as of December 31, 2017 and 2016 is as follows:

	2017	2016
Total interest-bearing debts	35,472	31,799
Less: cash and cash equivalents	(25,145)	(29,767)
Net debts	10,327	2,032
Total equity attributable to owners of the parent company	92,713	84,384
Net debt-to-equity ratio	11.14%	2.41%

As stated in Notes 16, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders, For the years ended December 31, 2017 and 2016, the Group has complied with the externally imposed capital requirements.

39.   SUPPLEMENTAL CASH FLOWS INFORMATION

The non-cash investing activities for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Acquisition of property and equipment:
Credited to trade payables	5,525	6,199
Non-monetary exchange	816	636
Credited to obligations under finance lease	518	368
Interest capitalization	328	188
Acquisition of intangible assets:
Credited to trade payables	846	41

40.   SUBSEQUENT EVENTS

1.

On January 30, 2018, the Company, through Metranet, entered into a conditional shares subscription agreement with Cellum Global Zrt. ("Cellum") through two stages. In the first phase, Metranet will enclose new shares amounting to USD4,000,000 (equivalent to 20.4% ownership) and second phase at USD2,000,000 so the ownership of Metranet will be equivalent to 30.4% ownership. Cellum is mobile payment and commerce services solutions provider. These new shares are expected to strengthen TIMES portfolio, particularly strengthening the Fin-Tech Telkom Group's business ecosystem.

2.	Up to the date of issuance of these consolidated financial statements, the Company and its subsidiaries have drawn down and entered into a credit facility agreement:
a.	On January 4, 2018 and February 13, 2018, GSD withdrew loans from 2017's facility agreement with BNI and Bank Mandiri amounting to Rp68 billion and Rp150 billion, respectively.
b.	On February 9, 2018, Telin entered into a credit facilities agreements with Bank of Tokyo Mitsubishi UFJ amounting to USD10 billion.
c.

On January 10, 2018, Telkomsel amended the overdraft agreement with Deutsche Bank, dated April 8, 2015, for total facilities up to Rp750 billion for the purpose of financing Telkomsel’s working capital.

d.

On February 26, 2018, Telkom Infra, Infomedia and the Company entered into several Joint Borrowing credit facilities agreements with Bank DBS amounting to Rp325 billion, Rp275 billion, and Rp50 billion, respectively.

e.	On February 26, 2018, the Company and Telin entered into several Joint Borrowing credit facilities agreements with Bank Mandiri amounting to Rp775 billion and Rp50 billion, respectively.
f.	On February 26, 2018, the Company entered into a Joint Borrowing credit facilities agreements with BNI amounting to Rp825 billion.
g.	On February 26, 2018, Telin entered into a special credit facilities agreements with Bank Mandiri amounting to Rp50 billion.
3.	On February 27, 2018, The Minister of Communications and Multimedia Malaysia (“MCM”) has issued approvals for foreign 70% ownership of TSGN, through licensing amendments.
4.

On February 28, 2018, Metra signed a Conditional Sales Purchase Agreement with shareholders of PT Swadharma Sarana Informatika (“Swadharma”) for 36.5% share ownership amounting to Rp219 billion and new share purchase through an increase of share capital valued at Rp178 billion so that ownership of Metra became 51%. Swadharma is a company engaged in the management of computer technology facilities, especially in the banking sector. These new investments are expected to strengthen the Company business portfolio.

41. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The following tables set forth a reconciliation of the consolidated statement of financial position as of December 31, 2017 and consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2017, in each case between PSAK and IFRS.

	PSAK	RECONCILIATION	IFRS
ASSETS
CURRENT ASSETS
Cash and cash equivalents	25,145	-	25,145
Other current financial assets	2,173	-	2,173
Trade receivables - net of provision for impairment of receivables
Related parties	1,545	319	1,864
Third parties	7,677	(319)	7,358
Other receivables - net of provision for impairment of receivables	342	-	342
Inventories - net of provision for obsolescence	631	-	631
Assets held for sale	10	-	10
Prepaid taxes	1,947	-	1,947
Claim for tax refund	908	-	908
Other current assets	7,183	-	7,183
Total Current Assets	47,561	-	47,561
NON-CURRENT ASSETS
Long-term investments	2,148	-	2,148
Property and equipment - net of accumulated depreciation	130,171	(299)	129,872
Intangible assets - net of accumulated amortization	3,530	-	3,530
Deferred tax assets - net	2,804	-	2,804
Other non-current assets	12,270	-	12,270
Total Non-current Assets	150,923	(299)	150,624
TOTAL ASSETS	198,484	(299)	198,185

41. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

	PSAK	RECONCILIATION	IFRS
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables
Related parties	896	1,564	2,460
Third parties	14,678	(1,564)	13,114
Other payables	217	-	217
Taxes payable	2,790	-	2,790
Accrued expenses	12,630	-	12,630
Unearned income	5,427	-	5,427
Advances from customers	1,240	-	1,240
Short-term bank loans	2,289	-	2,289
Current maturities of long-term borrowings	5,209	-	5,209
Total Current Liabilities	45,376	-	45,376
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	933	-	933
Unearned income	524	-	524
Long service award provisions	758	-	758
Pension benefits and other post-employment benefits obligations	10,195	-	10,195
Long-term borrowings - net of current maturities	27,974	-	27,974
Other liabilities	594	-	594
Total Non-current Liabilities	40,978	-	40,978
TOTAL LIABILITIES	86,354	-	86,354
EQUITY
Capital stock	5,040	-	5,040
Additional paid-in capital	4,931	(478)	4,453
Treasury stock	(2,541)	-	(2,541)
Other equity	387	(157)	230
Retained earnings	84,896	389	85,285
Net equity attributable to:
Owners of the Parent Company	92,713	(246)	92,467
Non-controlling Interests	19,417	(53)	19,364
TOTAL EQUITY	112,130	(299)	111,831
TOTAL LIABILITIES AND EQUITY	198,484	(299)	198,185

41. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

	PSAK	RECONCILIATION	IFRS
REVENUES	128,256	-	128,256
Operation, maintenance and telecommunication service expenses	(36,603)	-	(36,603)
Depreciation and amortization expenses	(20,446)	(31)	(20,477)
Personnel expenses	(13,529)	-	(13,529)
Interconnection expenses	(2,987)	-	(2,987)
General and administrative expenses	(5,260)	-	(5,260)
Marketing expenses	(5,268)	-	(5,268)
Gain on foreign exchange - net	51	-	51
Other income	1,039	-	1,039
Other expenses	(1,320)	-	(1,320)
OPERATING PROFIT	43,933	(31)	43,902
Finance income	1,434	-	1,434
Finance costs	(2,769)	-	(2,769)
Share of profit of associated companies	61	-	61
PROFIT BEFORE INCOME TAX	42,659	(31)	42,628
INCOME TAX EXPENSE	(9,958)	-	(9,958)
PROFIT FOR THE YEAR	32,701	(31)	32,670
OTHER COMPREHENSIVE INCOME
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation	24	-	24
Change in fair value of available-for-sale financial assets	20	-	20
Share of other comprehensive income of associated companies	(1)	-	(1)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Defined benefit plan actuarial (loss) gain - net	(2,375)	-	(2,375)
Other comprehensive income - net	(2,332)	-	(2,332)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	30,369	(31)	30,338
Profit for the year attributable to:
Owners of the parent company	22,145	(25)	22,120
Non-controlling interests	10,556	(6)	10,550
	32,701	(31)	32,670
Total comprehensive income for the year attributable to:
Owners of the parent company	19,952	(25)	19,927
Non-controlling interests	10,417	(6)	10,411
	30,369	(31)	30,338
BASIC AND DILUTED EARNINGS PER SHARE (in full amount)
Net income per share	223.55	(0.25)	223.30
Net income per ADS (100 Series B shares per ADS)	22,354.64	(25.24)	22,329.40

41. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

a.	Land rights

Under PSAK, land rights are recorded as part of property and equipment and are not amortized, unless there is indication that the extension or renewal of land rights is not expected to be or will not be received. Costs incurred to process the extension or renewal of land legal rights are recognized as intangible assets and amortized over the shorter of the term of the land rights or the economic life of the land.

Under IFRS, land rights are accounted for as finance lease and presented as part of property and equipment. Land rights are amortized over the lease term.

b.	Related party transactions

Under Bapepam-LK Regulation No. VIII.G.7 regarding the Presentation and Disclosures of Financial Statements of Issuers or Public Companies, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by a government. Government in this context is the Ministry of Finance or the Local Government, as the shareholder of the entity.

Under IFRS, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by a government. Government in this context refers to the Government of Indonesia, Government agencies and similar bodies whether local, national or international.

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center)

Financial statements as of December 31, 2017 for the year then ended with independent auditors’ report

STATEMENTS OF SENIOR GENERAL MANAGER

REGARDING THE RESPONSIBILITY FOR

THE FINANCIAL STATEMENTS AS OF AND FOR YEAR THEN ENDED-

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN BINA

LINGKUNGAN (COMMUNITY DEVELOPMENT CENTER)

No: Tel.32/KU750/CDC-A1010000/2018

We, the undersigned:

Name	: Mochammad Sulthonul Arifin
Office Address	: Jl. Gatot Subroto Kav 52 Jakarta
Telephone	: 021-5203843, 021-222405
Position	: Senior General Manager Community Development Center

State that:

1.

We are responsible for the preparation and presentation of Financial Statements of the Pusat Pengelolaan Program Kemitraan dan Bina Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“CDC”);

2.	Financial statements CDC as of December 31, 2017 and for the year then ended have been prepared and presented in accordance with Non-Publicly Accountable Financial Accounting Standards;

3.	a. All information in the CDC’s Financial Statements has been fully and correctly disclosed;

b. The CDC’s Financial Statements do not contain misleading material information or fact, and do not omit material information and fact;

4.	We are responsible for the CDC’s internal control

The Statement letter is made truthfully.

Jakarta, January 24, 2018

Senior General Manager CDC

/s/ Mochammad Sulthonul Arifin

Mochammad Sulthonul Arifin

NIK.660240

The original report included herein is in Indonesian language.

Independent Auditors’ Report Report No. RPC-5580/PSS/2018

The Shareholders, Board of Commissioners and Directors Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Management of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We have audited the accompanying financial statements of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“CDC”), which comprise of statement financial position as of December 31, 2017, and the statements of activities and cashflows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

CDC’s management is responsible for the preparation and fair presentation of these financial statements in accordance with the Non-Publicly Accountable Entities Financial Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

Opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk as of December 31, 2017, and the results of its financial performance and cash flows for the year then ended in conformity with the Non-Publicly Accountable Entities Financial Accounting Standards.

Purwantono, Sungkoro & Surja

/s/Agung Purwanto

Agung Purwanto

Public Accountant Registration No. AP.0687

January 24, 2018

The original financial statements included herein are in Indonesian language.

 PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk
PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN
(COMMUNITY DEVELOPMENT CENTER)
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017
AND FOR THE YEAR THEN ENDED WITH INDEPENDENT AUDITORS’ REPORT

Page

SGM CDC’s Statement
Independent Auditors Report
Statement of Financial Position	F-1
Statement of Activities	F-2
Statement of Cash Flows	F-3
Notes to the Financial Statements	F-4 – F-19

************************

The original financial statements included herein are in Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

STATEMENT OF FINANCIAL POSITION

December 31, 2017

(Expressed in Rupiah)

	Notes	December 31, 2017	December 31, 2016
ASSETS
Cash and Cash Equivalents	2b,4	122,592,383,269	114,297,927,433
Loan to Foster Partners net of allowance for impairment losses of Rp163,459,565,255 (2016: Rp89,312,658,468)	2c,2d,5	427,831,885,901	518,310,497,236
Troubled Loan net of allowance for impairment losses of Rp115,125,085,775 (2016: Rp107,263,845,163)	2f,6	-	-
TOTAL ASSETS		550,424,269,170	632,608,424,669
LIABILITIES AND NET ASSETS
LIABILITIES
Payables and Other Current Liabilities	2j,7	4,026,512,834	25,000,000
Unidentified Installments	2h,8	-	549,272,950
Overpayment of Installments	2i,9	589,900,373	160,352,992
TOTAL LIABILITIES		4,616,413,207	734,625,942
NET ASSETS
Unrestricted Net Assets	2k,10	545,807,855,963	631,873,798,727
Total net assets		545,807,855,963	631,873,798,727
TOTAL LIABILITIES AND NET ASSETS		550,424,269,170	632,608,424,669

The original financial statements included herein are in Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

STATEMENT OF ACTIVITIES

For the Year Ended December 31, 2017

(Expressed in Rupiah)

		Year Ended December 31,
	Notes	2017	2016
CHANGES IN UNRESTRICTED NET ASSETS
REVENUE
Revenue from Foster SOE	11	81,971,846,793	82,000,000,000
Loan Administration Service Income	12	29,487,984,479	32,269,932,808
Interest Income on:
Partnership Program	13a	640,813,090	895,534,687
Community Development Program	13b	2,411,159,468	1,719,253,436
Other Income	14	1,431,387,514	20,044,076,628
TOTAL REVENUE		115,943,191,344	136,928,797,559
EXPENSES
Fostering Partnership Funds	15	38,029,139,916	-
Community Development Funds Distribution	16	81,971,846,793	81,969,451,645
Allowance/(Recovery) for Impairment of Loan, net	5d	82,008,147,399	(5,485,680,021
TOTAL EXPENSES		202,009,134,108	76,483,771,624
(DECREASE) INCREASE IN UNRESTRICTED NET ASSETS FOR THE YEAR		(86,065,942,764)	60,445,025,935
RESTRICTED NET ASSETS FOR THE YEAR		-	-
(DECREASE) INCREASE IN NET ASSETS FOR THE YEAR		(86,065,942,764)	60,445,025,935
NET ASSETS AT BEGINNING OF YEAR		631,873,798,727	571,428,772,792
NET ASSETS AT END OF YEAR		545,807,855,963	631,873,798,727

The original financial statements included herein are in Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2017

(Expressed in Rupiah)

	Year Ended December 31,
	2017	2016
OPERATING ACTIVITIES
(Decrease) Increase in Net Assets for the year	(86,065,942,764)	60,445,025,935
Adjustments
Allowance (Recovery) for impairment of loan, net	82,008,147,399	(5,485,680,021
Change in asset and liability
Loan to other Foster SOE or Distributing Partners	-	4,999,999,996
Loan to Fosters Partners	8,470,463,936	(54,190,283,684
Payables and Other Current Liabilities	4,001,512,834	(11,067,493,555
Unidentified Installment	(549,272,950)	82,213,501
Overpayment of Installment	429,547,381	1,700,286
NET CASH FLOWS USED TO OPERATING ACTIVITIES	8,294,455,836	(5,214,517,542
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,294,455,836	(5,214,517,542
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	114,297,927,433	119,512,444,975
CASH AND CASH EQUIVALENTS AT END OF YEAR	122,592,383,269	114,297,927,433

The original financial statements included here in are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA TBK
PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN
(COMMUNITY DEVELOPMENT CENTER)
STATEMENT OF FINANCIAL STATEMENT
December 31, 2017 and Year Then Ended
(Expressed in Rupiah)

1. INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT

a. Establishment and General Information

Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) (“CDC”) was established by Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“Foster SOE”) based on Decree of the Directors No. 61/PS150/CTG-10/2003 regarding Establishment of Organization of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center). This Decree of the Directors has been ammended several times. The latest amendment was under Decree of the Directors No. KD. 12/PS150/COPB0030000/ 2008 dated February 5, 2008 regarding Organization of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center).

CDC was established as an implementation from the Decree of Minister of State-Owned Enterprises (“SOE”) No. KEP-236/MBU/2003 dated June 17, 2003 regarding SOE’s Partnership Program and Small Enterprises and Community Development Program. The Decree of Minister SOE was based on The Law of Republic of Indonesia No. 19 Tahun 2003 regarding allowance from profit to develop small cooperative business and community development.

On April 27, 2007, Ministry of SOE issued PER-05/MBU/2007 replacing the Decree of Minister of SOE No. KEP-236/MBU/2003. As an implementation of PER-05/MBU/2007, the Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk issued Decree of the Directors No. KD. 30/PR000/COP-B0030000/2007 dated June 6, 2007 regarding Management of Partnership Program and Community Development Program which then is amended by Decree of the Directors No. KD.21/PR0000/COP-B0030000/2010 dated April 19, 2010 regarding Management of Partnership Program and Community Development Program.

PER-05/MBU/2007 has been amended for several times including the amendment on September 10, 2013, Minister of SOE issued PER-08/MBU/2013 as the fourth amendment of regulation of Ministry of SOE No. PER-05/MBU/2007 regarding SOE Partnership Program with Small Business and Community Development Program. On May 22, 2015, Minister of SOE issuedPER-07/MBU/2015 regarding SOE Partnership Program with Small Business and Community Development Program replacingPER-08/MBU/2013.

On July 3, 2015, Ministry of SOE issued PER-09/MBU/07/2015 replacing the Decree of Minister of SOE No. PER-07/MBU/2015. As an implementation of PER-09/MBU/07/2015, the Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk issued Decree of the Directors                              No.PD.702.00/r.00/PR000/CDC-A1040000/ 2015 dated 10 Desember 2015 regarding Management of Partnership Program and Community Development Program.

On December 19, 2016 Ministry of SOE issued PER-03/MBU/12/2016  regarding the Amendments to Regulation of Ministry of SOE Number PER-09/MBU/07/2015.

On July 5, 2017 Ministry of SOE issued PER-02/MBU/07/2017 to Amend the Ministry Regulation of SOE No: PER-09/MBU/07/2015.

CDC Corporate is domiciled in Head office of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“Telkom”), Jend Gatot Subroto Kav 52 Jakarta. Community Development (“CD”) Regional and CD Witel is domiciled in Regional Division Office (“Divre”) and Witel Office (“Witel”) Telkom which spread all over Indonesia.

b. Primary Activities
The primary activities of CDC in Partnership Program and Community Development Program (“PKBL”) include the following activities:

1) Distribution of funds to finance working capital loans and or purchase of fixed assets to increase production and sales.

2) Additional loan distribution to finance the short-term funding requirements for the operations of the Foster Partners to fulfill orders from the business partner of the Foster Partners.

The original financial statements included here in are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA TBK
PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN
(COMMUNITY DEVELOPMENT CENTER)
STATEMENT OF FINANCIAL STATEMENT
December 31, 2017 and Year Then Ended
(Expressed in Rupiah)

1. INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT (continued)
b. Primary Activities (continued)

3) Community development donation funds is used for purposes that benefit the community in the areas of business in the form of assistance for:

a. Natural disaster victims

b. Education and/or training

c. Health improvement

d. Developments of infrastructure and/or public facilities

e. Places of worship

f. Nature conservation

g. Civil society in order for poverty alleviation

4) Reporting of PKBL activities.

c. Funding Resources
Source of CDC’s funding is derived from budget which has been decided as part of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk expenses as Fosters SOE and fund development program.
d. Management Structure

Management Structure of CDC as of December 31, 2017 and 2016 is as follows:

December 31,
	2017	2016
Senior General Manager	M.Sulthonul Arifin	M.Sulthonul Arifin
Supporting
Management Senior Manager of Planning and Controlling	M. Wahyudi	Haris Widjanarko
Senior Manager of Finance	Haris Widjanarko	Susilo Budi Utomo
Senior Manager of Partnership	Romles Simanjuntak	Muhammad Wahyudi
Senior Manager of Community Development Program	Hery Susanto	Hery Susanto

Based on KD.21/PR000/COP-B0030000/2010 regarding Management of Partnership Program and Community Development Program which was amended by PD.702.00/r.00/PR000/ CDC- A1040000/2015 tanggal 10 Desember 2015 regarding Management of Partnership Program and Community Development Program, CDC is supervised by the Director of Human Capital Management. As of December-31-2017 and 2016, The Director of HCM is Herdy Rosadi Harman.

Number of employees as of December 31, 2017 and 2016 is as follows:

	December 31,
	2017	2016
CDC Corporate	29	28

All employees are employees who earn salaries and other benefits from Foster SOE so that the implementation of Employee Benefits (PSAK No. 24) is implemented by and charged to Telkom.
Witholding and payment for income tax Article 21 of Foster SOE employee who is assigned at CDC are performed by Foster SOE.
e. Authorization of the Issuance of Financial Statement
The financial statements were completed and authorized for issuance by CDC Management on January 24, 2018.

The original financial statements included here in are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA TBK
PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN
(COMMUNITY DEVELOPMENT CENTER)
STATEMENT OF FINANCIAL STATEMENT
December 31, 2017 and Year Then Ended
(Expressed in Rupiah)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting principles which are applied consistently in the preparation of the financial statements for the years ended December 31, 2017 and 2016 are as follows:

a.Basis of Preparation of Financial Statements

The financial statement is prepared based on Non - Publicly Accountable Entities Financial Accounting Standards (SAK ETAP) that was issued by The Financial Accounting Standard Board - Indonesian Institute of accountants.

The implementation of SAK ETAP in the preparation of the financial statement is based on Minister of SOE Circular Letter No: SE-02/MBU/Wk/2012 dated February 23, 2012 regarding Determination Guidance of Accounting Standard for Partnership Program and Community Development that starting from 2012.

The financial statements are prepared on the accrual basis, except for certain accounts that are prepared based on other measurement as explained in related accounting policy.
The statements of cash flows are presented using the indirect method, presenting cash receipt and payment and cash equivalents that are classified into operating, investing and financing activities.

The financial reporting period of CDC is January 1 - December 31.

Amounts in the financial statements are presented in Rupiah which also represents its functional currency.

b. Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks, and unrestricted time deposits with maturities of three months or less since placement date.

c. Loan

Loan are initially measured based on fair values and subsequently measured at amortized cost, after deducted by allowance for impairment losses. The allowance for impairment are based on Management’s evaluation on the collectibility of these loan.

Loan to Other Foster SOE or Distribution Partners represents loans given to PKBL unit or Distributing Partners as synergy form among PKBL units.

Loan to foster partners are recognized in the amount of principal and administration service income earned as agreed in the contract. Administration service income are recorded as loan to foster partners and as revenues on accrual basis for loans classified as current and substandard loan.

Loan to foster partners and Other Foster SOE or Distributing Partners are presented in statement of financial position as a current asset at its realizable value although the agreed repayment of loan may be more than 1 year after reporting period.

The classification of loan based on its collectibility are as follows:

i. Current represents principal installment and administration service income payment are paid on time or those late payments of maximum 30 (thirty) days from the payment due date as agreed with the agreement.

ii. Substandard when late payment of principal and/or administration service income payment are between 30 (thirty) days and 180 (one hundred and eighty) days from the payment due date of installment as agreed in the agreement.

The original financial statements included here in are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA TBK
PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN
(COMMUNITY DEVELOPMENT CENTER)
STATEMENT OF FINANCIAL STATEMENT
December 31, 2017 and Year Then Ended
(Expressed in Rupiah)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
c.Loan (continued)

iii. Doubtful when late payment of principal and/or administration service income payment are between 180 (one hundred and eighty) days and 270 (two hundred and seventy) days from the payment due date of installment as agreed in the agreement.

iv. Loss when late payment of principal and/ or administration service income payment over 270 (two hundred and seventy) days from the payment due date of installment as agreed in the agreement.

d.Allowance for Impairment of Loan

Allowance for impairment of loan represents allowance for doubtful loan. This allowance is calculated based on the Management’s estimation of their collectibility.

CDC firstly determines whether there is objective evidence that there are impairment, individually for significat loan or collectively for loan which are insignificant. If CDC decides that there is no objective evidence of individual impairment, regardless those loan are significant or insignificant, CDC classifies these loan as having similar credit risk characteristics and determining the impairment collectively.

Allowance for impairment of loan is calculated based on estimated uncollectible loss, which collectively based on specific percentage of available historical collectibility rate (2 years of historical data at minimum). Loan which are impaired individually and of that losses are recognised, are not included in the collective impairment evaluation.

e. Fixed Asset Not in Use

Fixed asset is recognized at their historical costs less accumulated depreciation and loss from impairment. Fixed asset is depreciated using straight-line method based on the estimated useful life and depreciation rate as follow:

Asset type	Depreciation Rate	Useful Life
Computer	50%	2
Office equipment	50%	2

Fixed assets that can not be used or operated due to damaged or other reasons are classified as fixed assets not in use.

All fixed assets are not in use. Therefore, such fixed assets classified as fixed assets not in use.

As of December-31 2017 and 2016, net book value of fixed asset is zero.

In relation to fixed assets not in use with zero book value, SGM CDC has submitted a Letter No: Tel. 243/KU710/CDC-A1000000/2012 dated November 19, 2012 to the Ministry of SOE requesting for Approval to write-off PKBL Telkom Unit’s fixed asset. However, until the completion date of the financial statement, this approval has not been received.

f. Troubled Loan

Troubled loan Represent loss loan which has been attempted to be recovered by rescheduling and reconditioning but cannot be recovered. Troubled loan will be represented at loan principal value with 100% of troubled loan balance.

The procedures to write-off these troubled loan adhere to Regulation of Ministry.

g. Accrued Expenses

Accrued expenses are expenses that have to be paid by CDC which occur due to service received in the current period but no payment has been made until end of accounting period.

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA TBK
PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN
(COMMUNITY DEVELOPMENT CENTER)
STATEMENT OF FINANCIAL STATEMENT
December 31, 2017 and Year Then Ended
(Expressed in Rupiah)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
h. Unidentified Installments

Unidentified installments are installments received in which the Foster Partners is unidentifiable until end of reporting period. Unidentifed installment is recognized and presented as liability when the installment is received.

i. Overpayment of Installments

Overpayment of installments represents repayment from foster partners which exceeds its loan balance. This overpayment is recognized and presented as liability when the installment is received.

Overpayment of installment from each Foster Partners to maximum amount of Rp100,000 is recognizes as Partnership Program Other Income, based on Decree of the Human Capital Management Director Number:  PR.702.01/r.00/PR000/CDC-A1040000/2016 dated on June 2, 2016 regarding Operational Guidelines of Partnership Program and Community Development Program. This decree replaced KD.21/PR.000/COP-B0030000/ 2010.

j. Payables and Other Current Liabilities

Payables and Other Current Liabilities are recognized when transactions occur or when contract are completed. Account payables is recognized based on transaction amount or contracts.
k. Net Assets

Net assets are classified into restricted net assets and unrestricted net assets. Restricted net assets represent assets that can only be utilized limited to spesific program purpose. Unrestricted net assets represent assets that can be utilized without being limited for specific purposes.

l. Revenue and Expense

Revenue

Revenue is recognized in the statement of activities based on accrual basis.

Loan Administration Service Income

Administration service income is measured and recognized as incurred as stated in the contract for current and substandard loan.

Interest income
Interest income is recognized based on accrual basis. Interest income is measured and recorded based on stipulated amount determined.

Expense

Expense is recognised as incurred.

Fostering partnership funds are recognized when the funds are distributed.

m. Taxation

Tax transactions in relation to CDC are charged to CDC and reported by Foster SOE.

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA TBK
PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN
(COMMUNITY DEVELOPMENT CENTER)
STATEMENT OF FINANCIAL STATEMENT
December 31, 2017 and Year Then Ended
(Expressed in Rupiah)

3. ACCOUNTING JUDGEMENTS, ESTIMATION, AND ASSUMPTION

a. Judgements

The determination of functional currency

CDC’s functional currency is currencies from premier economic environment where CDC operates. The related currency is currency that gives influence to revenues and expenses from services given. CDC determines that their functional currency is Rupiah.

Allowance for impairment of loan

If there is objective evidence that losses because of impairment has incurred on loan, CDC estimates an allowance for impairment loss of those loan specifically identified as uncollectible. The allowance examined by Management based several factors influencing of loan collectibility.

CDC uses judgements based on available facts and situations, including but not limited to, CDC’s period of relationship with foster partners and foster partner’s credit status based on collectibility of loans (Notes 5 and 6).

b. Estimations and Assumptions

Allowance for impairment of loan

CDC uses judgement based on best facts available to recognize indiviual allowance for foster partners and distributing partners to adjust the individual loan to its realizable amount. This individual allowance will be assessed if there is additional information received which affect the estimated amount.

CDC also assesses the allowance for impairment loss collectively, grouped by the same credit risks, regardless requires individually identified of allowance, have a higher risk of uncollectibility compared to loan given to other debtors. Allowance for impairment of loan is measured based on the evaluation of current value and historical rate of loan collectibility.

Allowance for impairment of loan is recognised based on the the estimation of uncollectible amount, which is done collectively based on a specific percentage of the two-year-minimum historical rate of loan collectibility. This allowance is adjusted periodically to reflect actual result and estimation (Notes 5 dan 6).

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA TBK
PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN
(COMMUNITY DEVELOPMENT CENTER)
STATEMENT OF FINANCIAL STATEMENT
December 31, 2017 and Year Then Ended
(Expressed in Rupiah)

4.CASH AND CASH EQUIVALENT

	December 31
	2017	2016
Partnership Program
Cash in Bank:
PT Bank Mandiri (Persero) Tbk	2,106,340,416	4,749,061,270
PT Bank Negara Indonesia (Persero) Tbk	3,323,662,115	1,346,644,253
	5,430,002,531	6,095,705,523
Time deposit
PT Bank Mandiri (Persero) Tbk	5,000,000,000	-
Total Cash and Cash Equivalent Partnership Program	10,430,002,531	6,095,705,523
Community Development Program
Cash in Bank:
PT Bank Mandiri (Persero) Tbk	112,162,380,738	108,199,543,458
PT Bank Negara Indonesia (Persero) Tbk	-	2,678,452
Total Cash and Cash Equivalent of Community Development	112,162,380,738	108,202,221,910
Total Cash and Cash Equivalent	122,592,383,269	114,297,927,433

5. LOAN TO FOSTER PARTNERS

a. Loan to Foster Partners Classified by CD Regional

	December 31,
	2017	2016
Loan to Foster Partners
CD Regional I Sumatera	122,931,200,304	123,718,052,152
CD Regional II DKI Jakarta & Banten	85,668,594,377	85,663,884,410
CD Regional III Jabar	94,353,576,094	95,838,619,083
CD Regional IV Jateng & DIY	66,517,291,242	69,178,953,031
CD Regional V Jatim & Madura	107,617,267,940	110,618,047,384
CD Regional VI Kalimantan	60,602,668,402	64,173,013,797
CD Regional VII Kawasan Timur Indonesia	53,600,852,797	58,432,585,847
Total	591,291,451,156	607,623,155,704
Allowance for Impairment of Loan	(163,459,565,255)	(89,312,658,468
Total Loan to Foster Partners - Net	427,831,885,901	518,310,497,236

b. Loan to Foster Partners Classified by Business Sector

	December 31,
	2017	2016
Trading	315,979,058,108	331,429,806,153
Industry	109,044,948,707	103,933,742,196
Service	101,488,875,416	103,202,709,589
Farming	22,817,078,198	24,901,514,431
Fishing	17,632,065,305	17,965,942,827
Agriculture	11,749,642,911	12,374,333,707
Plantation	10,193,550,875	10,825,446,501
Others	2,386,231,636	2,989,660,300
Total	591,291,451,156	607,623,155,704
Allowance for Impairment of Loan	(163,459,565,255)	(89,312,658,468
Total Loan to Foster Partners - Net	427,831,885,901	518,310,497,236

b. Loan to Foster Partners Classified by Business Sector (continued)

Management believes that the balance of allowance for impairment of loan is adequate to cover losses from the uncollectible loan.

Included in loan receivable to foster partner is balance of additional loan receivable. Additional loan is distributed to finance the short-term funding requirements for the business operations. As of December 31, 2017, no outstanding balance of additional loan receivable.

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA TBK
PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN
(COMMUNITY DEVELOPMENT CENTER)
STATEMENT OF FINANCIAL STATEMENT
December 31, 2017 and Year Then Ended
(Expressed in Rupiah)

5. LOAN TO FOSTER PARTNERS (continued)

c. Loan Administration Service Income

      Since 2008, the percentage of administration service income of loan for partnership program was based on the Decree on article 12 (2) of The Regulation of SOE Ministry No: PER-05/MBU/2007 dated April 17, 2007, which is 6% per annum from the principal of the loan.

Based on PER-09/MBU/07/2015 dated July 3, 2015, administration service income was decided by 6% per annum from the opening balance of the loan.

Based on PER-02/MBU/07/2017 dated July 5, 2017, administration service income was decided by 3% per annum from the opening balance of the loan.

d. Allowance for Impairment of Loan to Foster Partners

Movement of allowance for impairment of loan is as follow:

	December 31,
	2017	2016
Beginning balance	89,312,658,468	109,770,010,235
(Reversal) Additional - Net	74,146,906,787	(20,301,340,092
Reclassification as troubled loan	-	(156.011.675
	163,459,565,255	89,312,658,468

December 31, 2017
Loan Quality_	Loan Aging (from maturity date)	Loan Balance	Allowance %	Accumulated Allowance 2017	Expense/(Recovery) Allowance 2017
Foster Partners
Collective assessment
Current	< 30 days	345,662,978,450	1.60%	5,539,451,117	681,658,912
Substandard	> 30 days < 180 days	66,782,470,910	10.87%	7,258,847,909	358,499,298
Doubtful	> 180 days < 270 days	34,357,986,331	17.97%	6,173,250,764	1,869,474,553
Loss	> 270 days	144,488,015,465	100.00%	144,488,015,465	71,237,274,024
Sub total		591,291,451,156		163,459,565,255	74,146,906,787
Troubled
Foster Partner		105,787,929,592	100.00%	105,787,929,592	7,876,240,612
Other Foster SOE/ Distributing Partners		9,337,156,183	100.00%	9,337,156,183	(15,000,000
Sub total		115,125,085,775		115,125,085,775	7,861,240,612
Total		706,416,536,931		278,584,651,030	82,008,147,399

December 31, 2016
Loan Quality_	Loan Aging (from maturity date)	Loan Balance	Allowance %	Accumulated Allowance 2016	Expense/(Recovery) Allowance 2016
Foster Partners
Collective assessment
Current	< 30 days	444,563,003,572	1.09%	4,857,792,205	1,233,376,594
Substandard	> 30 days < 180 days	66,758,642,055	10.34%	6,900,348,611	3,649,657,866
Doubtful	> 180 days < 270 days	23,050,768,636	18.67%	4,303,776,211	990,831,970
Loss	> 270 days	73,250,741,441	100.00%	73,250,741,441	(26,331,218,197
Sub total		607,623,155,704		89,312,658,468	(20,457,351,767
Troubled
Foster Partner		97,911,688,980	100.00%	97,911,688,980	15,238,671,746
Other Foster SOE/ Distributing Partners		9,352,156,183	100.00%	9,352,156,183	(267,000,000
Sub total		107,263,845,163		107,263,845,163	14,971,671,746
Total		714,887,000,867		196,576,503,631	(5,485,680,021

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA TBK
PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN
(COMMUNITY DEVELOPMENT CENTER)
STATEMENT OF FINANCIAL STATEMENT
December 31, 2017 and Year Then Ended
(Expressed in Rupiah)

6. TROUBLED LOAN

a. Loan to Foster Partners Classified by CD Regional
Troubled loan from foster partners as at December 31, 2017 and 2016 by CD Regional is as follow:

	December 31,
	2017	2016
CD Regional I Sumatera	23,775,355,288	22,906,428,079
CD Regional II DKI Jakarta & Banten	12,234,798,786	11,483,391,100
CD Regional III Jabar	10,340,984,229	9,595,728,427
CD Regional IV Jateng & DIY	11,733,442,946	11,628,270,532
CD Regional V Jatim & Madura	16,984,743,476	12,195,319,767
CD Regional VI Kalimantan	12,595,983,082	11,722,785,212
CD Regional VII Kawasan Timur Indonesia	18,122,621,785	18,379,765,863
	105,787,929,592	97,911,688,980
CD Corporate
PT Sang Hyang Seri (“SHS”)	7,717,387,468	7,732,387,468
Baitul Mal Wal Tamwil (“BMT Hidayah”)	1,619,768,715	1,619,768,715
	9,337,156,183	9,352,156,183
Total	115,125,085,775	107,263,845,163
Allowance for Impairment of Troubled Loan	(115,125,085,775)	(107,263,845,163
Troubled Loan Distribution - Net	-	-

In relation to such troubled loan from foster partners, CDC has proposed several times to Ministry of State-Owned Enterprise (SOE) to write-off the trouble loan. The latest, SGM CDC sent the Letter No: Tel.181/KU000/CDC-A1000000/2016 dated December 28, 2016 regarding the proposal to write off Rp106,408,887,863 which are troubled loans from January 1, 2001 until December 20, 2016.

Until the completion date of the financial statement, the approval for the proposal to write-off for the troubled loan has not been obtained from the Ministry of SOE.

b. Repayment of Troubled Loan

	December 31,
	2017	2016
Beginning balance	107,263,845,163	82,673,017,234
Additions	8,397,660,652	26,933,698,669
Ending balance	115,661,505,815	109,606,715,903
Total troubled loan	(115,125,085,775)	(107,263,845,163
Repayment of Troubled Loan	536,420,040	2,342,870,740

7. PAYABLES AND OTHER CURRENT LIABILITIES
Detail of payables and other current liabilities as of December 31, 2017 and 2016 are as follows:

	December 31,
	2017	2016
Other Payables
PT Infomedia Nusantara	3,936,759,627	-
PT Metrasat	61,600,000	-
PT Finnet Indonesia	-	25,000,000
	3,998,359,627	25,000,000
Other Current liability	-
PT Telekomunikasi Indonesia (Persero) Tbk	28,153,207
	4,026,512,834	25,000,000

Payable to PT Infomedia Nusantara represent transactions for partnership program Rumah Kreatif BUMN (RKB).
Other payable to PT Metrasat represent community development distribution for Broadband Learning Center (BLC) Program in Lira Island.

As of December 31, 2017, other current liabilities represents cash deposit due to excess of fund receipt from Foster SOE which should be used for community development program distribution during 2017.

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA TBK
PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN
(COMMUNITY DEVELOPMENT CENTER)
STATEMENT OF FINANCIAL STATEMENT
December 31, 2017 and Year Then Ended
(Expressed in Rupiah)

8.  UNIDENTIFIED INSTALLMENTS

	December 31,
	2017	2016
Beginning Balance	549,272,950	467,059,449
Identified during the year	(549,272,950)	(366,782,723
Unidentified Installment during the year	-	448,996,224
Ending Balance	-	549,272,950

9. OVERPAYMENT OF INSTALLMENTS

	December 31,
	2017	2016
Beginning Balance	160,352,992	158,652,706
Additional during the year	470,417,654	138,681,855
Refund to Foster Partners	(40,870,273)	(136,981,569
Ending Balance	589,900,373	160,352,992

10. NET ASSETS

	December 31,
	2017	2016
Unrestricted Net Assets	(545,807,855,963)	(631,873,798,727
Restricted Net Assets	-	-
Total	(545,807,855,963)	(631,873,798,727

Movement of Net Asset

	December 31,
	2017	2016
Unrestricted Net Asset
Unrestricted Net Asset - Beginning of Year	631,873,798,727	571,428,772,792
Decrease in Unrestricted Net Asset profit	(86,065,942,764)	60,445,025,935
Unrestricted Net Asset - End of Year	545,807,855,963	631,873,798,727

11. REVENUE FROM FOSTER SOE

Fund allocation for the year 2017

Based on the Directors Regulations PD.311.00/r.00/HK230/COP-I3000000/2016 dated December 22, 2016 regarding the Work Plan and Budget decided that budget of Community Development Program was Rp82,000,000,000. Such fund has been fully received on February 6, 2017.

<

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA TBK
PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN
(COMMUNITY DEVELOPMENT CENTER)
STATEMENT OF FINANCIAL STATEMENT
December 31, 2017 and Year Then Ended
(Expressed in Rupiah)

11. REVENUE FROM FOSTER SOE

Fund allocation for the year 2016

In accordance with the decision of Shareholders' Annual General Meeting (RUPST) PT Telekomunikasi Indonesia (Persero) Tbk on April 22, 2016, the amount of funds for Telkom Group Community Development Program 2016 was Rp82,000,000,000 or 0.53% of the net income for the financial year 2015 in which the funds are from the expense of the Company.

Based on the Directors Regulations no: PD.309.00/r.00/HK230/COP-I3000000/2015 dated December 18, 2015 regarding the Work Plan and Budget, budget of Community Development Program is Rp82,000,000,000. The source of funds are from Foster SOE for Rp41,000,000,000 and from PT Telekomunikasi Indonesia Seluler (“Telkomsel”) for Rp41,000,000,000. Funds from Foster SOE and Telkomsel were received of Rp41,000,000,000 and Rp20,000,000,000, respectively. The remaining fund of Rp21,000,000,000 were in form of Community development programs conducted by Telkomsel which were transferred to CDC.

Based on PER-09/MBU/07/2015, CDC recognized the fund allocation for the Foster SOE as revenue in the Statement of Activities.

No fund allocated by Foster SOE for 2017’s and 2016’s partnership program.

12. LOAN ADMINISTRATION SERVICE INCOME

	Year Ended December 31,
	2017	2016
CDC Corporate	-	257,557,486
CD Regional I Sumatera	5,374,245,621	4,376,192,376
CD Regional II DKI Jakarta & Banten	3,963,194,541	4,607,937,527
CD Regional III Jabar	4,603,657,675	5,396,954,184
CD Regional IV Jateng & DIY	3,990,087,307	4,151,961,960
CD Regional V Jatim & Madura	5,169,404,062	6,609,937,170
CD Regional VI Kalimantan	3,479,298,860	4,114,213,402
CD Regional VII Kawasan Timur Indonesia	2,908,096,413	2,755,178,703
Total	29,487,984,479	32,269,932,808

13. INTEREST INCOME

a. Partnership Program

	Year Ended December 31,
	2017	2016
Current Account	618,397,313	895,534,687
Deposits	22,415,777	-
Total	640,813,090	895,534,687

b. Community Development Program

	Year Ended December 31,
	2017	2016
Current Account	2,086,725,324	1,719,253,436
Deposits	324,434,144	-
Total	2,411,159,468	1,719,253,436

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA TBK
PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN
(COMMUNITY DEVELOPMENT CENTER)
STATEMENT OF FINANCIAL STATEMENT
December 31, 2017 and Year Then Ended
(Expressed in Rupiah)

14. OTHER INCOME

	Year Ended December 31,
	2017	2016
Income from remaining fund of SOE Care program	1,431,387,514	18,882,961,931
Others	-	1,161,114,697
	1,431,387,514	20,044,076,628

15. FOSTERING PARTNERSHIP FUNDS

	Year Ended December 31,
	2017	2016
Exhibition/ Promotion	22,367,228,818	-
Development	11,580,655,830	-
Training	4,081,255,268	-
Total	38,029,139,916	-

Effective July 3, 2015 until December 31, 2016, in relation to the implementation of PER-09/MBU/07/2015, fostering partnership expenses of CDC were recognized by Foster SOE. During 2016, such expenses recorded as capacity improvement donation to foster partners as part of community development funds distribution (Note 16).

In relation to implementation of PER-02/MBU/07/ 2017 on July 5, 2017, fostering partnership empowering program was no longer included in community development fund distribution, therefore CDC recorded such program as CDC’s expense.

16. COMMUNITY DEVELOPMENT FUNDS DISTRIBUTION

	Year Ended December 31,
	2017	2016
Community Development Donation
Poverty Alleviation	28,261,408,040	1,641,990,000
Education and/or Training Donation	25,076,224,955	35,682,026,990
Improvement for Facility and/or Public Facility Donation	11,851,612,870	13,367,649,200
Religion Facility Donation	10,210,317,630	10,615,321,340
Healthcare Improvement Donation	4,783,170,948	10,414,976,500
Natural Preservation Donation	1,096,065,000	911,382,500
Nature Disaster Victims Donation	693,047,350	941,871,265
Capacity Improvement Donation to Foster Partners	-	8,394,233,850
Total Community Development Program	81,971,846,793	81,969,451,645

CDC recognized community development funds distribution as expense of CDC.

17.TRANSActionS and balanceS with related parties

The relationship and nature of account balances/ transactions with related parties were as follows:

Relation	Related parties	Transaction
Foster SOE	PT Telekomunikasi Indonesia (Persero) Tbk.	Income allocation for community development program

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA TBK
PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN
(COMMUNITY DEVELOPMENT CENTER)
STATEMENT OF FINANCIAL STATEMENT
December 31, 2017 and Year Then Ended
(Expressed in Rupiah)

17. TRANSActionS and balanceS with related parties (continued)

The relationship and nature of account balances/ transactions with related parties were as follows: (continued)

Relation	Related parties	Transaction
Entity Under common control of PT Telekomunikasi Indonesia Tbk	PT Graha Sarana Duta	Room fitting out provider
Entity Under common control of PT Telekomunikasi Indonesia Tbk	PT Infomedia Nusantara	Foster partner training provider
Entity Under common control of PT Telekomunikasi Indonesia Tbk	PT Pins Indonesia	CPE (Customer Premises Provider)
Entity Under common control of PT Telekomunikasi Indonesia Tbk	PT Metra Digital Media	Fund provider for Internet training program
Entity under common control of the Government	PT Bank Mandiri (Persero) Tbk	Banking services
Entity under common control of the Government	PT Bank Negara Indonesia (Persero) Tbk	Banking services
Entity under common control of the Government	PT Bank Rakyat Indonesia (Persero) Tbk	Banking services
Entity under common control of the Government	PT Sang Hyang Seri (Persero)	Other Foster SOE
Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Finnet Indonesia	Provider of virtual accounts
Entity under common control of the Government	PT Perkebunan Nusantara VIII	Other income of SOE Care Program
Entity under common control of the Government	PT Pertamina (Persero)	Other income of SOE Care Program
Entity under common control of the Government	PT Pos Indonesia	Other income of SOE Care Program
Entity under common control of the Government	PT Industri Nuklir Indonesia (Persero) formerly PT Batan Teknologi (Persero)	Other income of SOE Care Program
Entity under common control of the Government	Perum Perumnas	Other income of SOE Care Program
Entity under common control of the Government	PT Perhutani	Other income of SOE Care Program

The details of accounts and significant transactions with related parties are as follows:

	December 31,
	2017	2016
Assets
Cash and Cash Equivalents (Note 4)
Partnership Program
Cash in banks
PT Bank Mandiri (Persero) Tbk.	2,106,340,416	4,749,061,270
PT Bank Negara Indonesia (Persero) Tbk,	3,323,662,115	1,346,644,253
Time deposit
PT Bank Mandiri (Persero) Tbk	5,000,000,000	-
	10,430,002,531	6,095,705,523
Community Development Program
Cash in banks
PT Bank Mandiri (Persero) Tbk.	112,162,380,738	108,199,543,458
PT Bank Negara Indonesia (Persero) Tbk,	-	2,678,452
	112,162,380,738	108,202,221,910
Total cash and cash equivalent in affiliated parties	122,592,383,269	114,297,927,433
Loan to Other Foster SOE or Distributing Partners (Note 6)
PT Sang Hyang Seri (Persero)
Total loan	7,717,387,468	7,732,387,468
Allowance for Impairment of Troubled Loan	(7,717,387,468)	(7,732,387,468
Total loan	-	-
Total assets in affiliated parties	122,592,383,269	114,297,927,433
Total assets	553,105,797,495	632,608,424,669
As percentage to total assets	22.17%	18.06%

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA TBK
PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN
(COMMUNITY DEVELOPMENT CENTER)
STATEMENT OF FINANCIAL STATEMENT
December 31, 2017 and Year Then Ended
(Expressed in Rupiah)

17.TRANSActionS and balanceS with related parties (continued)

The relationship and nature of account balances/ transactions with related parties were as follows: (continued)

	December 31,
	2017	2016
Liabilities
Payables
Partnership Program
PT Infomedia Nusantara	3,936,759,627	-
PT Finnet Indonesia	-	25,000,000
	3,936,759,627	25,000,000
Community Development Program
PT Metrasat	61,600,000	-
Total Payables	3,998,359,627	25,000,000
Other Current Liabilities (Note 7)
PT Telekomunikasi Indonesia Tbk	28,153,207	-
Total other current liabilities	28,153,207	-
Total liabilities in afffiliated parties	4,026,512,834	25,000,000
Total liabilities	4,616,413,207	734,625,942
As percentage to total liabilities	87.22%	3.40%
Expenses
Partnership Program
PT Finnet	10,513,339,980	-
PT Infomedia Nusantara	8,523,968,054	-
Total	19,037,308,034	-
Community Development Program
PT Infomedia Nusantara	1,773,178,000	-
PT Metrasat	61,600,000	-
Total	1,834,778,000	-
Total operational expense in affiliated parties	20,872,086,034	-
Total expense	202,009,134,108	76,483,771,624
As percentage to total expense	10.33%	0%

Revenue
Community Development Program
Revenue from Foster SOE	82,000,000,000	82,000,000,000
	82,000,000,000	82,000,000,000
Partnership Program
Interest from Time Deposits
PT Bank Mandiri (Persero) Tbk	22,415,777	-
Interest from Current Account
PT Bank Mandiri (Persero) Tbk	500,857,021	741,719,836
PT Bank Negara Indonesia (Persero) Tbk	117,540,292	153,814,851
Total interest from Deposit and current account	640,813,090	895,534,687
Community Development Program
Revenue from Deposits
PT Bank Negara Indonesia (Persero) Tbk	324,434,134	-
Total interest from deposits	324,434,134	-
Interest from Current Account
PT Bank Mandiri (Persero) Tbk	2,086,725,324	1,719,253,436
Total interest from Deposit and current account	2,411,159,458	1,719,253,436
Other Income
PT Bank Rakyat Indonesia (Persero) Tbk	1,431,387,514	14,435,842,776
PT Pos Indonesia (Persero) Tbk	-	3,371,533,422
Perusahaan Perseroan PT Telekomunikasi Indonesia Tbk	-	1,161,114,697
PT Perkebunan Nusantara VIII	-	489,694,586
PT Pertamina (Persero)	-	300,243,594
PT Industri Nuklir Indonesia (Persero)	-	259,501,179
PT Perhutani	-	26,146,374
Total other income	1,431,387,514	20,044,076,628
Total revenues from affiliated parties	86,460,944,285	104,693,889,142
Total revenue	115,943,191,344	136,928,797,559
As percentage to total revenue	73.49%	76.46%

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA TBK
PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN
(COMMUNITY DEVELOPMENT CENTER)
STATEMENT OF FINANCIAL STATEMENT
December 31, 2017 and Year Then Ended
(Expressed in Rupiah)

18. RESTRICTED FUND USAGE

KEP.100/MBU/2002
Partnership Program

a. Effectivity Performance

The performance evaluation of partnership and community development program is based on the Minister of SOE Decree No. KEP.100/ MBU/ 2002 dated June 4, 2012 regarding The Effectiveness Indicator of Partnership Program Loan Distribution and the Collectibility of the Loan Repayments.

The effectiveness of loan distribution is calculated by dividing the amount of distributed funds by the amount of the utilizable funds. Amount of distributed funds represents all current year funds distribution to small enterprise businesses and cooperation. The funds are distributed as working capital loans. Utilizable funds is calculated by adding the beginning balance with loan repayments (principal and the interest repayments) and with interest income from partnership program.

Score of funds absorbtion table

% of absorbtion	>90	85 s.d 90	80 s.d 85	<80
Score	3	2	1	0

Year ended December 31, 2017
Fund Distribution
Amount of Distribution (Note 18)	269,578,450,000
Fostering Partnership Funds (Note 15, 18)	38,029,139,916
307,607,589,916
Beginning Balance for Cash and Cash Equivalent of Partnership Program	6,095,705,523
Loan Repayments from Foster Partners (Note 18)	291,988,460,454
Loan Administration Service Income (Note 12)	29,487,984,479
Others Income (Interest and current account income)	640,813,090
328,212,963,546
Level of the effectiveness of the loan distribution (percentage of fund distribution to available fund)	93,72%
Score of level of the effectiveness of the loan distribution	3

b. Collectibility level of the Loan Distribution

Another performance indicator of partnership and community development program is the collectibility of repayments which indicates the probability of a loan to be fully paid. The collectibility level is calculated by comparing the weighted average collectibility funds with distributed funds. Weighted average funds is the result of multiplying the collectibility weightage with the balance of each quality of the loan (e.g: current: 100%, substandard: 75%, doubtful: 25% and troubled: 0%)

Score of loan repayments collectibility level is as follows:

Tingkat Pengembalian (%)	>70	40 s.d 70	10 s.d 40	<10	% of Collectibility Level
Skor	3	2	1	0	Score

Weighted average amount of the collectibility of the loan as of December 31, 2017 is as follows:

Loan Quality	Loan balance (Note 6e) (unaudited)%		Weighted Average Amount
Current	3,076,780,412,655	100%	3,076,780,412,655
Substandard	120,104,000,213	75%	90,078,000,160
Doubtful	61,386,204,800	25%	15,346,551,200
Troubled	478,156,452,801	0%	-
Total	3,736,427,070,470		3,182,204,964,015
Loan repayment collectibility level (percentage of weighted average loan collectibility to loan distribution)		85.17%
Score of repayments collectibility level		3

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA TBK
PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN
(COMMUNITY DEVELOPMENT CENTER)
STATEMENT OF FINANCIAL STATEMENT
December 31, 2017 and Year Then Ended
(Expressed in Rupiah)

18. RESTRICTED FUND USAGE (continued)

Statement of Cash Flows - Direct Method

	Year Ended December 31,
	2017	2016
OPERATING ACTIVITIES
Fund Received from Foster SOE	82,000,000,000	61,000,000,000
Loan Repayments from Foster Partners	281,988,460,454	312,218,727,891
Unidentified Installments	-	(366,782,723
Payable Payment	(25,000,000)	-
Loan Administration Service Income	25,469,582,665	32,269,932,808
Interest Income	3,051,972,558	2,614,788,123
Loan Distribution	(269,578,450,000)	(360,920,800,000
Community Development Fund Distribution	(81,910,246,793)	(60,964,531,645
Fostering Partnership Funds	(34,092,380,289)	-
Other Revenue	1,431,387,514	9,071,129,573
Refund to Foster Partners	(40,870,273)	(136,981,569
NET CASH FLOWS RECEIPT FROM (USED TO) OPERATING ACTIVITIES	8,294,455,836	(5,214,517,542
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,294,455,836	(5,214,517,542
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	114,297,927,433	119,512,444,975
CASH AND CASH EQUIVALENTS AT END OF YEAR	122,592,383,269	114,297,927,433